
12026183

DOLLAR GENERAL®

Save time. Save money. **Every day!**®



Opening New Doors

Annual Report 2011

About Dollar General

Today, with over 10,000 Dollar General stores in 39 states from coast to coast, we have more retail locations in the U.S. than any other retailer. Our Company has been delivering convenience and value to shoppers since 1939, opening the first Dollar General store in 1955.

Our goal is to help shoppers Save time. Save money. Every day. Dollar General stores offer shoppers the products they use and replenish most frequently, such as packaged foods, snacks, pet supplies, health and beauty aids, cleaning supplies, paper products, basic apparel, housewares and seasonal items. Customers can find quality nationally advertised brands from America's most trusted manufacturers as well as Dollar General's quality proprietary brands at low everyday prices in our convenient neighborhood locations. In 2011, we opened 625 new stores and entered three new states; and in early 2012, we opened our first stores in California. As part of our expansion in 2011, we opened 12 new Dollar General Market stores, our first since 2007, in locations where consumers need greater value and more convenient access to fresh produce and meats in addition to our typical merchandise offering. We also launched our ecommerce site in 2011 making our great values available for everyone at www.dollargeneral.com.

Dollar General is committed to four key operating priorities: 1) driving productive sales growth, 2) increasing gross margin, 3) leveraging process improvements and information technology to reduce costs and 4) expanding our culture of Serving Others. In 2011, we reported record sales, operating profit, net income and cash flows from operations. Importantly, we believe we have opportunities to further improve on these metrics as we continue to expand our store base across the U.S.

Learn more about Dollar General at www.dollargeneral.com

2011 Financial Highlights



Net Sales
(in billions)
$9.5
$10.5
$11.8
$13.0
$14.8
07
08
09
10
11
Same-Store Sales Growth
2.1%
9.0%
9.5%
4.9%
6.0%
07
08
09
10
11
Ending Store Count
8,194
8,362
8,828
9,372
9,937
07
08
09
10
11
Sales Per Square Foot
$165
$180
$195
$201
$213
07
08
09
10
11

Fiscal 2011 includes 53 weeks, while all other fiscal years presented contain 52 weeks.

All forward-looking information in this report should be read with, and is qualified in its entirety by, the Cautionary Disclosure Regarding Forward-Looking Statements and the Risk Factors disclosures set forth in the Introduction and in Item 1A, respectively, of the Form 10-K included elsewhere in this report.

The information contained on or connected to our Internet website is not incorporated by reference into this report and should not be considered part of this or any other report that we file with or furnish to the SEC.

To Our Fellow Shareholders, Customers, and Employees

As you read this annual report, you will see that 2011 proved to be another year of significant accomplishments for Dollar General. From a financial perspective, we achieved record sales, operating profit, net income and cash flow from operations. We exceeded our financial targets while also investing in our future.

Financial highlights of 2011 (a 53-week year) include the following:

- Net sales increased by 13.6% to $14.8 billion, or $213 per square foot.
- Same-store sales grew 6.0%, marking our 22nd consecutive year of same-store sales growth.
- Operating profit increased by 17.0% to $1.5 billion, or 10.1% of sales, a new record resulting from our strong sales and disciplined expense controls.
- Cash flow from operating activities increased by 27.4% to $1.05 billion.
- We reduced our outstanding long-term obligations by $670 million reflecting the redemption of the entire outstanding balance of our 10.625% senior notes.
- We reported net income of $767 million, or $2.22 per diluted share.
- And, we repurchased 4.9 million shares of our common stock.

Dollar General's mission of "Serving Others" has never been more relevant than it is today. We are opening our doors more often to the increasing numbers of consumers who need to save on their everyday essentials and those who appreciate the value and convenience of shopping at our stores. As planned, in 2011, we expanded our offerings of health and beauty products and frozen and refrigerated food items. We emphasized our great values at the $1 price point, reinforcing Dollar General's leadership role in the "dollar" segment, and at the same time, we served our customers better in areas such as party supplies, housewares, domestics and children's apparel. Our efforts to ensure that our stores stay in-stock with the items our customers want have started to pay off, driving higher sales and improved customer satisfaction.

We opened 625 new stores in 2011, opening our doors for the first time to customers in Connecticut, New Hampshire and Nevada. In 2012, we plan to open an additional 625 new stores, including 50 in California, expanding our presence from coast to coast. We opened 12 new Dollar General Market stores in 2011, our first new Market stores since 2007, and we plan to add 40 more in 2012 in communities where we have the opportunity to better serve our customers' needs with expanded grocery options.

The key to opening new doors for our customers is our employees, and as we continue to grow, we are opening new doors for them as well. Led by a strong retail leadership team, our 90,000 talented and dedicated employees represent Dollar General every day in over 10,000 neighborhoods and communities across the U.S. In 2011 alone, we added 4,000 net new jobs, and over 55% of all open management positions were filled through internal placements. We are making significant strides in providing our store managers more information. We have upgraded our technology to help them be more effective in their jobs and more successful in their careers.

Finally, 2011 was another great year of giving back to our communities. Most significantly, the Dollar General Literacy Foundation which we support alongside our customers, vendors and friends, contributed more than $12 million in support of community efforts to open new doors of opportunity for those who need help with their reading skills or learning English as a second language.

We are proud of our commitment to the mission of "Serving Others," and it is by adherence to this mission that we have been successful in opening new doors for our shareholders, customers, fellow employees and the many communities we serve. As we continue to invest in our future, I remain confident that we can successfully execute our 2012 plans and continue to deliver long-term sustainable growth.

We are looking forward to another rewarding year in 2012 and to updating you on our continued success. Thank you for your ongoing support of Dollar General.

Kindest regards,



Rick Dreiling
Chairman and Chief Executive Officer
April 5, 2012

DOLLAR GENERAL

Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

DATE:	Friday, June 1, 2012
TIME:	9:00 a.m., Central Time
PLACE:	Goodlettsville City Hall Auditorium 105 South Main Street Goodlettsville, Tennessee
ITEMS OF BUSINESS:	1) To elect as directors the 7 nominees listed in the proxy statement 2) To approve our Amended and Restated 2007 Stock Incentive Plan and the material terms of the performance-based compensation under the Plan for purposes of compensation deductibility under Internal Revenue Code Section 162(m) 3) To approve our Amended and Restated Annual Incentive Plan and the material terms of the performance-based compensation under the Plan for purposes of compensation deductibility under Internal Revenue Code Section 162(m) 4) To ratify the appointment of the independent registered public accounting firm for fiscal 2012 5) To transact any other business that may properly come before the annual meeting and any adjournments of that meeting
WHO MAY VOTE:	Shareholders of record at the close of business on March 23, 2012

By Order of the Board of Directors,

Christine L. Connolly

Goodlettsville, Tennessee
April 5, 2012

Christine L. Connolly
Corporate Secretary

Please vote your proxy as soon as possible even if you expect to attend the annual meeting in person. You may vote your proxy via the Internet or by phone by following the instructions on the notice of internet availability or proxy card, or if you received a paper copy of these proxy materials by mail, you may vote by mail by completing and returning the enclosed proxy card in the enclosed reply envelope. No postage is necessary if the proxy is mailed within the United States. You may revoke your proxy by following the instructions listed on page 3 of the proxy statement.

DOLLAR GENERAL®

Proxy Statement

Proxy

DOLLAR GENERAL CORPORATION

Proxy Statement for
2012 Annual Meeting of Shareholders

TABLE OF CONTENTS

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS

This Proxy Statement, our 2011 Annual Report and a form of proxy card are available at www.proxyvote.com. You will need your Notice of Internet Availability or proxy card to access the proxy materials.

As permitted by rules adopted by the Securities and Exchange Commission ("SEC"), we are furnishing our proxy materials over the Internet to some of our shareholders. This means that some shareholders will not receive paper copies of these documents. Instead, these shareholders will receive only a Notice of Internet Availability containing instructions on how to access the proxy materials over the Internet. The Notice of Internet Availability also contains instructions on how each of those shareholders can request a paper copy of our proxy materials, including the Proxy Statement, our 2011 Annual Report and a proxy card. Shareholders who do not receive a Notice of Internet Availability will receive a paper copy of the proxy materials by mail, unless they have previously requested delivery of proxy materials electronically. If you received only the Notice of Internet Availability and would like to receive a paper copy of the proxy materials, the notice contains instructions on how you can request copies of these documents.

GENERAL INFORMATION

What is this document?

It is the Proxy Statement of Dollar General Corporation for the Annual Meeting of Shareholders to be held on Friday, June 1, 2012. We will begin mailing printed copies of this document or the Notice of Internet Availability to our shareholders on or about April 5, 2012. We are providing this document to solicit your proxy to vote upon certain matters at the annual meeting.

We refer to our company as "we," "us" or "Dollar General." Unless otherwise noted or required by context, "2012," "2011," "2010," "2009" and "2008" refer to our fiscal years ending or ended February 1, 2013, February 3, 2012, January 28, 2011, January 29, 2010 and January 30, 2009.

What is a proxy, who is asking for it, and who is paying for the cost to solicit it?

A proxy is your legal designation of another person, called a "proxy," to vote your stock. The document that designates someone as your proxy is also called a proxy or a proxy card.

Your proxy is being solicited by and on behalf of our Board of Directors. Dollar General will pay all expenses of this solicitation. Our directors, officers and employees may solicit proxies in person or by mail, telephone, e-mail, facsimile or other means. They will not be additionally compensated, but may be reimbursed for out-of-pocket expenses they incur. We also may reimburse custodians and nominees for their expenses in sending proxy material to beneficial owners.

Who may attend the annual meeting?

Only shareholders, their proxy holders and our invited guests may attend the meeting. If your shares are registered in the name of a broker, trust, bank or other nominee, you will need to bring a proxy or a letter from that record holder or your most recent brokerage account statement that confirms your ownership of those shares as of March 23, 2012. For security reasons, we also may require photo identification for admission.

Where can I find directions to the annual meeting?

Directions to Goodlettsville City Hall, where we will hold the annual meeting, are posted on the "Investor Information" portion of our web site located at www.dollargeneral.com.

What is Dollar General Corporation and where is it located?

We operate convenient-sized stores to deliver everyday low prices on products that families use every day. We are the largest discount retailer in the United States by number of stores with more than 9,900 locations in 39 states as of March 2, 2012. Our principal executive offices are located at 100 Mission Ridge, Goodlettsville, TN 37072. Our telephone number is 615-855-4000.

Where is Dollar General common stock traded?

Our stock is traded on the New York Stock Exchange ("NYSE") under the symbol "DG."

VOTING MATTERS

How many votes must be present to hold the annual meeting?

A quorum, consisting of the presence in person or by proxy of the holders of a majority of shares of our common stock outstanding on March 23, 2012, must exist to conduct any business.

What am I voting on?

You will be asked to vote on the:

- election of 7 directors;
- approval of the Amended and Restated 2007 Stock Incentive Plan for Key Employees of Dollar General Corporation and its Affiliates (the "2007 Stock Incentive Plan") and the material terms of the performance-based compensation under the 2007 Stock Incentive Plan for purposes of compensation deductibility under Internal Revenue Code Section 162(m);
- approval of the Amended and Restated Dollar General Corporation Annual Incentive Plan (the "Annual Incentive Plan") and the material terms of the performance-based compensation under the Annual Incentive Plan for purposes of compensation deductibility under Internal Revenue Code Section 162(m); and
- ratification of the appointment of our independent registered public accounting firm for 2012.

May other matters be raised at the annual meeting?

We are unaware of other matters to be acted upon at the meeting. Under Tennessee law and our governing documents, no other non-procedural business may be raised at the meeting unless proper notice has been given to shareholders. If other business is properly raised, your proxies have authority to vote as they think best, including to adjourn the meeting.

Who is entitled to vote?

You may vote if you owned shares of Dollar General common stock at the close of business on March 23, 2012. As of that date, there were 338,417,840 shares of Dollar General common stock outstanding and entitled to vote. Each share is entitled to one vote on each matter.

How do I vote?

If you are a shareholder of record, you may vote your proxy over the telephone or Internet or, if you received printed proxy materials, by marking, signing, dating and returning the printed proxy card in the enclosed envelope. Please refer to the instructions on the Notice of Internet Availability or proxy card, as applicable. Alternatively, you may vote in person at the meeting.

If you are a "street name" holder, your broker, bank, or other nominee will provide materials and instructions for voting your shares. You may vote in person at the meeting if you obtain a proxy from your broker, banker, trustee or other nominee giving you the right to vote the shares.

What is the difference between a "shareholder of record" and a "street name" holder?

You are a "shareholder of record" if your shares are registered directly in your name with Wells Fargo Shareowner Services, our transfer agent. You are a "street name" holder if your shares are held in the name of a brokerage, bank, trust or other nominee as custodian.

What if I receive more than one Notice of Internet Availability or proxy card?

You will receive multiple Notices of Internet Availability or proxy cards if you hold shares in different ways (e.g., joint tenancy, trusts, custodial accounts, etc.) or in multiple accounts. If you are a street name holder, you will receive your Notice of Internet Availability or proxy card or other voting information, along with voting instructions, from your broker. Please vote the shares represented by each Notice of Internet Availability or proxy card you receive.

How will my proxy be voted?

The persons named on the proxy card will vote your proxy as you direct on the proxy card. If your signed proxy card does not specify instructions, your proxy will be voted: "FOR" all directors nominated; "FOR" the approval of the matters pertaining to the 2007 Stock Incentive Plan; "FOR" the approval of the matters pertaining to the Annual Incentive Plan; and "FOR" ratification of Ernst & Young LLP as our independent registered public accounting firm for 2012.

Can I change my mind and revoke my proxy?

Yes. If you are a shareholder of record, to revoke a proxy given pursuant to this solicitation you must:

- sign a later-dated proxy card and submit it so that it is received before the annual meeting in accordance with the instructions included in the proxy card;
- at or before the annual meeting, send to our Corporate Secretary a written notice of revocation dated later than the date of the proxy;
- submit a later-dated vote by telephone or Internet no later than 11:59 p.m. (ET) on May 31, 2012; or
- attend the annual meeting and vote in person.

If you are a street name holder, to revoke a proxy given pursuant to this solicitation you must follow the instructions of the bank, broker, trustee or other nominee who holds your shares.

How many votes are needed to elect directors and approve other matters?

Directors are elected by a plurality of the votes cast by holders of shares entitled to vote at the meeting. The matters pertaining to the 2007 Stock Incentive Plan will be approved if the votes cast for the proposal exceed the votes cast against it, as long as the total votes cast on the proposal represent over 50% of all shares entitled to vote on the proposal. The matters pertaining to the Annual Incentive Plan and the ratification of the appointment of the auditors for 2012 will be approved if the votes cast for the applicable proposal exceed the votes cast against it.

With respect to the director elections, you may vote for all nominees or you may withhold your vote on one or more nominees. With respect to each of the other proposals, you may vote in favor of or against the proposal, or you may elect to abstain from voting your shares.

How will abstentions and broker non-votes be treated?

Abstentions and broker non-votes, if any, will be treated as shares that are present and entitled to vote for purposes of determining whether a quorum is present and, except as provided in the next sentence, will not be counted as votes cast either in favor of or against a particular proposal. With regard to the proposal pertaining to our 2007 Stock Incentive Plan, however, abstentions will have the same effect as votes cast against this proposal and broker non-votes (i) will have the same effect as votes cast against this proposal if 50% or less of the shares entitled to vote at the meeting are cast on this proposal, and (ii) will not have any effect on the result of the vote if more than 50% of the shares entitled to vote at the meeting are cast on this proposal.

What are broker non-votes?

Although your broker is the record holder of any shares that you hold in street name, it must vote those shares pursuant to your instructions. If you do not provide instructions, your broker may exercise discretionary voting power over your shares for "routine" items but not for "non-routine" items. All matters described in this proxy statement, except for the ratification of the appointment of the independent registered public accounting firm, are considered to be non-routine matters.

"Broker non-votes" occur when shares held of record by a broker are not voted on a matter because the broker has not received voting instructions from the beneficial owner of the shares and either lacks or declines to exercise the authority to vote the shares in its discretion. To avoid giving them the effect of negative votes, except with respect to the proposal regarding our 2007 Stock Incentive Plan as discussed above, broker non-votes generally are disregarded for the purpose of determining the total number of votes cast with respect to a proposal.

Will my vote be confidential?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that is intended to protect your voting privacy. Your vote will not be intentionally disclosed either within Dollar General or to third parties, except (1) as necessary to meet applicable legal requirements; (2) in a dispute regarding authenticity of proxies and ballots; (3) in the case of a contested proxy solicitation, if the other party soliciting proxies does not agree to comply with the confidential voting policy; (4) to allow for the tabulation of votes and certification of the vote; (5) to facilitate a successful proxy solicitation; or (6) when a shareholder makes a written comment on the proxy card or otherwise communicates the vote to management.

PROPOSAL 1:
ELECTION OF DIRECTORS

What is the structure of the Board of Directors?

Our Board of Directors must consist of 1 to 15 directors, with the exact number, currently fixed at 7, set by the Board pursuant to and in compliance with our shareholders' agreement with Buck Holdings, L.P., and the sponsor shareholders identified in that agreement. All directors are elected annually by our shareholders.

Who are the nominees this year?

The nominees for the Board of Directors consist of 7 current directors. If elected, each nominee would hold office until the 2013 annual meeting of shareholders or until his or her successor is elected and qualified. These nominees, their ages at the date of this document and the calendar year in which they first became a director are listed in the table below.

Name	Age	Director Since
Raj Agrawal	39	2007
Warren F. Bryant	66	2009
Michael M. Calbert	49	2007
Richard W. Dreiling	58	2008
Adrian Jones	47	2007
William C. Rhodes, III	46	2009
David B. Rickard	65	2010

What are the backgrounds of this year's nominees?

Mr. Agrawal joined Kohlberg Kravis Roberts & Co., L.P. ("KKR") in May 2006 and is the North American head of KKR's Infrastructure business. He previously was a member of KKR's Retail and Energy and Natural Resources industry teams. From 2002 to May 2006, he was a Vice President with Warburg Pincus, where he was involved in the execution and oversight of a number of investments in the energy and infrastructure sector. Mr. Agrawal's prior experience also includes Thayer Capital Partners, where he played a role in the firm's business and manufacturing services investments, and McKinsey & Co., where he provided strategic and mergers and acquisitions advice to clients in a variety of industries. KKR's affiliates indirectly own a substantial portion of our outstanding common stock through their investment in Buck Holdings, L.P. and related entities. Mr. Agrawal is a director of Colonial Pipeline Company and El Paso Midstream Investment Corp.

Mr. Bryant served as the President and Chief Executive Officer of Longs Drug Stores Corporation, a retail drugstore chain on the West Coast and in Hawaii, from 2002 through 2008 and as its Chairman of the Board from 2003 through his retirement in 2008. Prior to joining Longs Drug Stores, he served as the Senior Vice President of The Kroger Co., a retail grocery chain, from 1999 to 2002. Mr. Bryant is a director of OfficeMax Incorporated and George Weston LTD of Canada.

Mr. Calbert joined KKR in 2000 and has been directly involved with several portfolio companies. He heads the Retail industry team within KKR's Private Equity platform. He served as the Chief Financial Officer of Randall's Food Markets beginning in 1994, ultimately taking the company through a transaction with KKR in June 1997. He left Randall's Food Markets after it was sold in September 1999 and joined KKR. Mr. Calbert also previously worked as a consultant with Arthur Andersen Worldwide, where his primary focus was on the retail/consumer industry. He served as our Chairman until December 2008. KKR's affiliates indirectly own a substantial portion of our outstanding

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common stock through their investment in Buck Holdings, L.P. and related entities. Mr. Calbert is a director of Toys "R" Us, Inc., US Foods, Pets at Home and Academy, Ltd.

Mr. Dreiling joined Dollar General in January 2008 as Chief Executive Officer and a member of our Board. He was appointed Chairman of the Board on December 2, 2008. Prior to joining Dollar General, Mr. Dreiling served as Chief Executive Officer, President and a director of Duane Reade Holdings, Inc. and Duane Reade Inc., the largest drugstore chain in New York City, from November 2005 until January 2008 and as Chairman of the Board of Duane Reade from March 2007 until January 2008. Prior to that, beginning in March 2005, he served as Executive Vice President—Chief Operating Officer of Longs Drug Stores Corporation, an operator of a chain of retail drug stores on the West Coast and Hawaii, after having joined Longs in July 2003 as Executive Vice President and Chief Operations Officer. From 2000 to 2003, he served as Executive Vice President—Marketing, Manufacturing and Distribution at Safeway, Inc., a food and drug retailer. Prior to that, Mr. Dreiling served from 1998 to 2000 as President of Vons, a Southern California food and drug division of Safeway. He currently serves as the Vice Chairman of the Retail Industry Leaders Association (RILA). Mr. Dreiling is a director of Lowe's Companies, Inc.

Mr. Jones has been with Goldman, Sachs & Co. since 1994. He is a managing director in Principal Investment Area (PIA) in New York where he focuses on consumer-related and healthcare opportunities. Affiliates of Goldman, Sachs & Co. indirectly own a substantial portion of our outstanding common stock through their investment in Buck Holdings, L.P. and related entities. Mr. Jones is a director of Biomet, Inc., Education Management Corporation, HealthMarkets, Inc., Signature Hospital, LLC and Michael Foods Group, Inc. He also previously served on the board of directors of Burger King Holdings, Inc. from 2002 to 2008.

Mr. Rhodes was elected Chairman of AutoZone, a specialty retailer and distributor of automotive replacement parts and accessories, in June 2007. He has served as President and Chief Executive Officer and as a director of AutoZone since 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes was Executive Vice President—Store Operations and Commercial. Prior to 2004, he had been Senior Vice President—Supply Chain and Information Technology since 2002, and prior thereto had been Senior Vice President—Supply Chain since 2001. Prior to that time, he served in various capacities with AutoZone, including Vice President—Stores in 2000, Senior Vice President—Finance and Vice President—Finance in 1999, and Vice President—Operations Analysis and Support from 1997 to 1999. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young, LLP.

Mr. Rickard served as the Executive Vice President, Chief Financial Officer and Chief Administrative Officer of CVS Caremark Corporation, a retail pharmacy chain and provider of healthcare services and pharmacy benefits management, from September 1999 until his retirement in December 2009. Prior to joining CVS Caremark, Mr. Rickard was the Senior Vice President and Chief Financial Officer of RJR Nabisco Holdings Corporation from March 1997 to August 1999. Previously, he was Executive Vice President of International Distillers and Vintners Americas. Mr. Rickard is a director of Harris Corporation and Jones Lang LaSalle Incorporated. He served as a director of The May Companies from January 2005 to August 2005.

How are directors identified and nominated?

All nominees for election as directors at the annual meeting are currently serving on our Board of Directors and were recommended for re-election by our Compensation, Nominating and Governance Committee (the "CNG Committee"). The CNG Committee is responsible for identifying, evaluating and recommending future director candidates, subject to the terms of the shareholders' agreement and Mr. Dreiling's employment agreement discussed below. Our Board is responsible for nominating the slate of directors for election by shareholders at the annual meeting.

The CNG Committee's charter and our Corporate Governance Guidelines require the CNG Committee to consider candidates submitted by our shareholders in accordance with the notice provisions of our Bylaws (see "Can shareholders nominate directors?" below) and to apply the same criteria to the evaluation of those candidates as it applies to other director candidates. The CNG Committee may also use a variety of other methods to identify potential director candidates, such as recommendations by our directors, management, or third party search firms. In January 2012, the Board instructed the CNG Committee to initiate a search for additional director candidates. The CNG Committee has retained a third-party search firm to assist in identifying potential future Board candidates who meet our qualification and experience requirements, as well as compiling and evaluating information regarding the candidates' qualifications, experience and independence.

Four of our directors, Messrs. Agrawal, Calbert, Dreiling and Jones, are managers of Buck Holdings, LLC, which serves as the general partner of Buck Holdings, L.P. The limited liability company agreement of Buck Holdings, LLC generally requires Buck Holdings, LLC to cause shares of our common stock held by Buck Holdings, L.P. to be voted in favor of any person designated to be a member of our Board pursuant to our shareholders' agreement with Buck Holdings, L.P.

Pursuant to our shareholders' agreement with Buck Holdings, L.P. and the sponsor shareholders identified in that agreement, certain of our shareholders have the right to designate nominees to our Board, subject to their election by our shareholders at the annual meeting. Specifically, KKR 2006 Fund L.P., KKR PEI Investments, L.P., KKR Partners III, L.P., 8 North America Investor LP, and their respective permitted transferees (collectively, the "KKR Shareholders") have the right to designate the following percentage of the number of total directors comprising our Board as long as Buck Holdings, L.P. beneficially owns the following specified amount of the then outstanding shares of our common stock:

% of Directors KKR may Designate	Beneficial Ownership of Dollar General Common Stock by Buck Holdings, L.P.
Up to a majority	>50%
Up to 40%	>40% but < or equal to 50%
Up to 30%	>30% but < or equal to 40%
Up to 20%	>20% but < or equal to 30%
Up to 10%	At least 5%

Any fractional amount that results from determining the percentage of the total number of directors will be rounded up to the next whole number. In the event that the KKR Shareholders have the right to designate only one director, they also have the right to designate one person to serve as a non-voting Board observer.

In addition, pursuant to the shareholders' agreement, GS Capital Partners VI Fund, L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Offshore Fund, L.P., GSUIG, L.L.C., Goldman Sachs DGC Investors, L.P. and Goldman Sachs DGC Investors Offshore Holdings, L.P., and their permitted transferees (collectively, the "Goldman Shareholders") have the right, as long as they beneficially own at least 5% of the then outstanding shares of our common stock, to designate one director and one non-voting Board observer.

Each of the KKR Shareholders and the Goldman Shareholders have the right to remove and replace their director-designees at any time and for any reason and to fill any vacancies otherwise resulting in such positions.

Pursuant to the shareholders' agreement, the KKR Shareholders have nominated Messrs. Calbert and Agrawal, and the Goldman Shareholders have nominated Mr. Jones. These nominees, like all of our director nominees, are subject to election by our shareholders at the annual meeting.

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The KKR Shareholders also have the right to designate one member to our CNG Committee for as long as they have the right to designate at least one director to our Board, as long as such right is permitted under applicable NYSE listing standards. Under current NYSE listing standards, this right is anticipated to cease on April 2, 2013.

In addition, our employment agreement with Mr. Dreiling requires Dollar General to (1) nominate him to serve as a member of our Board each year that he is slated for reelection to the Board; and (2) recommend to the Board that Mr. Dreiling serve as Chairman of the Board. Our failure to do so would give rise to a breach of contract claim.

How are nominees evaluated; what are the minimum qualifications?

Subject to the shareholders' agreement and Mr. Dreiling's employment agreement discussed above, the CNG Committee is charged with recommending to the Board only those candidates that it believes are qualified to become Board members consistent with the criteria for selection of new directors adopted from time to time by the Board. We have a written policy to strive to have a Board representing diverse experience at policy-making levels in areas that are relevant to our business. To implement this policy, the CNG Committee assesses diversity by evaluating each candidate's individual qualifications in the context of how that candidate would relate to the Board as a whole. The CNG Committee will periodically assess the effectiveness of this policy by considering whether the Board as a whole represents such diverse experience and recommending to the Board changes to the criteria for selection of new directors as appropriate. In connection with the ongoing director search, the CNG Committee will continue to assess the diversity of experience of the Board and any newly-identified director candidate. The CNG Committee recommends candidates, including those submitted by shareholders, only if it believes the candidate's knowledge, experience and expertise would strengthen the Board and that the candidate is committed to representing the long-term interests of all Dollar General shareholders.

The CNG Committee assesses a candidate's independence, background and experience, as well as the current Board's skill needs and diversity. With respect to incumbent directors selected for re-election, the CNG Committee assesses each director's meeting attendance record and the suitability of continued service. In addition, individual directors and any nominee should be in a position to devote an adequate amount of time to the effective performance of director duties and possess the following characteristics: integrity and accountability, informed judgment, financial literacy, a cooperative approach, a record of achievement, loyalty, and the ability to consult with and advise management.

What particular experience, qualifications, attributes or skills led the Board of Directors to conclude that each nominee should serve as a director of Dollar General?

Our Board of Directors believes that each of the nominees can devote an adequate amount of time to the effective performance of director duties and possesses the minimum qualifications identified above. The Board has determined that the nominees, as a whole, complement each other, meet the Board's skill needs, and represent diverse experience at policy-making levels in areas relevant to our business. The Board also considered the following in determining that the nominees should serve as directors of Dollar General:

- ***Mr. Agrawal***, who was nominated by the KKR Shareholders pursuant to the shareholders' agreement, has over 10 years of experience in managing and analyzing companies owned by private equity companies, including over 4.5 years with Dollar General. He has a strong understanding of corporate finance and strategic business planning activities that are unique to highly-leveraged companies such as Dollar General. While serving as a member of KKR's

Retail and Energy industry teams, he gained significant experience advising retail companies. Mr. Agrawal also has invaluable risk assessment experience.

- ***Mr. Bryant*** has over 40 years of retail experience, including experience in marketing, merchandising, operations and finance. His substantial experience in leadership and policy-making roles at other retail companies provides him with an extensive understanding of our industry, as well as with valuable executive management skills and the ability to effectively advise our CEO. As a former board chairman and as the chairman of the governance and nominating committee of another public company, Mr. Bryant also possesses leadership experience in the area of corporate governance. As a result, our Board has chosen Mr. Bryant to preside over the executive sessions of our independent directors. Mr. Bryant obtained his B.S. from Cal State University in 1971 and his MBA from Azuza Pacific University in 1982. He also completed a Harvard University Finance Course in 1995.

- ***Mr. Calbert***, who was nominated by the KKR Shareholders pursuant to the shareholders' agreement and who has served on our Board for over 4.5 years, has considerable experience in managing private equity portfolio companies and is familiar with corporate finance and strategic business planning activities that are unique to highly-leveraged companies such as Dollar General. As the head of KKR's Retail industry team, Mr. Calbert has a strong background and extensive experience in advising and managing companies in the retail industry, including evaluating business strategies, financial plans and structures, and management teams. Mr. Calbert also has a significant financial and accounting background evidenced by his prior experience as the chief financial officer of a public retail company and his 10 years of practice as a certified public accountant. Our Board has chosen Mr. Calbert to lead the executive sessions of the non-management directors.

- ***Mr. Dreiling*** brings to Dollar General over 40 years of retail experience at all operating levels. He provides a unique perspective regarding our industry as a result of his experience progressing through the ranks within various retail companies. Mr. Dreiling also has a thorough understanding of all key areas of our business as a result of his experience overseeing the operations, marketing, manufacturing and distribution functions of other retail companies. In addition, Mr. Dreiling's service in leadership and policy-making positions of other companies in the retail industry has provided him with the necessary leadership skills to effectively guide and oversee the direction of Dollar General and with the consensus-building skills required to lead our management team and our Board. Moreover, during the more than 4 years that Mr. Dreiling has served as our CEO, he has gained a thorough understanding of our operations and has managed us through significant change. In 2011, he was named "Retailer of the Year" by Mass Market Retailer.

- ***Mr. Jones***, who was nominated by the Goldman Shareholders pursuant to the shareholders' agreement, has 14 years of experience in governing private equity portfolio companies, including over 4.5 years with Dollar General. His 18 years at Goldman, Sachs & Co. have provided him with extensive understanding of the corporate finance and strategic business planning activities that are unique to highly-leveraged companies such as Dollar General. In addition, his experience as a director of public companies outside of the retail industry and his focus at Goldman Sachs on consumer and healthcare companies enables Mr. Jones to contribute a different perspective to Board discussions.

- ***Mr. Rhodes*** has 17 years of experience in the retail industry, including extensive experience in operations, supply chain and finance, among other areas. This background serves as a strong foundation for offering invaluable perspective and expertise to our CEO and our Board. In addition, his experience as a board chairman and chief executive officer of a public retail company and as the former Chairman of the Retail Industry Leaders Association provides

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leadership, consensus-building, strategic planning and budgeting skills, as well as extensive understanding of both short- and long-term issues confronting the retail industry. Mr. Rhodes also has a strong financial background and our Board has determined that he qualifies as an audit committee finance expert.

- ***Mr. Rickard*** has held senior management and executive positions for much of his 38 years in the corporate world. He has significant retail experience and a diverse retail industry background, including experience serving on the board of another retail company. He also has an extensive financial and accounting background, having served as the chief financial officer of two public companies, including a large retailer. As a result, our Board has determined that Mr. Rickard is an audit committee financial expert and has elected him to serve as the Chairman of the Audit Committee. Mr. Rickard's financial experience within the retail industry also brings expertise and perspective to our Board's discussions regarding strategic planning and budgeting.

Acting upon the recommendation of the CNG Committee and in accordance with the shareholders' agreement, our Board has concluded that these nominees possess the appropriate experience, qualifications, attributes and skills to serve as directors of Dollar General and has nominated these individuals to be elected by our shareholders at our annual meeting.

Can shareholders nominate directors?

The KKR Shareholders and the Goldman Shareholders may nominate directors pursuant to the shareholders' agreement discussed above under "How are directors identified and nominated." Other shareholders can nominate directors by following the procedures set forth in our Bylaws. In short, the shareholder must timely deliver a written notice to our Corporate Secretary at 100 Mission Ridge, Goodlettsville, TN 37072. To be timely, the notice must be received no earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting. However, if the meeting is held more than 30 days before or more than 60 days after such anniversary date, the notice must be received no earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the date of such annual meeting. If the first public announcement of the annual meeting date is less than 100 days prior to the date of such annual meeting, the notice must be received by the 10th day following the day on which the public announcement was made.

The notice must contain all information required by our Bylaws about the shareholder proposing the nominee and about the nominee, which generally includes:

- the nominee's name, age, business address and residence address;
- the nominee's principal occupation or employment;
- the class and number of shares of Dollar General stock that are beneficially owned by the nominee;
- any other information relating to the nominee that is required to be disclosed in solicitations of proxies with respect to nominees for election as directors pursuant to Regulation 14A of the Securities Exchange Act of 1934 (including the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director, if elected);
- the name and address of the shareholder proposing the nominee, as they appear on our record books, and the name and address of the beneficial holder (if applicable);
- the class and number of shares of Dollar General that are beneficially owned by the shareholder proposing the nominee;

- any other interests of the proposing shareholder or the proposing shareholder's immediate family in the securities of Dollar General, including interests the value of which is based on increases or decreases in the value of securities of Dollar General or the payment of dividends by Dollar General;
- a description of all compensatory arrangements or understandings between the proposing shareholder and each nominee; and
- a description of all arrangements or understandings between the proposing shareholder and each nominee and any other person pursuant to which the nomination is to be made by the shareholder.

You should consult our Bylaws for more detailed information regarding the process by which shareholders may nominate directors. Our Bylaws are posted on the "Investor Information—Corporate Governance" portion of our web site located at www.dollargeneral.com. No shareholder nominees have been proposed for this year's meeting, other than the nominees designated pursuant to the shareholders' agreement as discussed above.

What if a nominee is unwilling or unable to serve?

That is not expected to occur. If it does, the persons designated as proxies on your proxy card are authorized to vote your proxy for a substitute designated by our Board of Directors.

Are there any familial relationships between any of the nominees?

There are no familial relationships between any of the nominees or between any of the nominees and any of our executive officers.

What does the Board of Directors recommend?

Our Board recommends that you vote **FOR** the election of each of the director nominees.

Does Dollar General combine the positions of Chairman and CEO?

Yes. Mr. Dreiling serves as CEO and Chairman of our Board of Directors. Mr. Dreiling's employment agreement with us provides that Dollar General shall recommend to the Board that he serve as the Chairman of the Board for as long as he is employed under such agreement.

The Board believes combining these roles provides an efficient and effective leadership model for Dollar General because, given his day-to-day involvement with and intimate understanding of our specific business, industry and management team, Mr. Dreiling is particularly suited to effectively identify strategic priorities, lead the discussion and execution of strategy, and facilitate information flow between management and the Board. The Board further believes that combining these roles fosters clear accountability, effective decision-making, and alignment on the development and execution of corporate strategy. To promote effective independent oversight, the Board has adopted a number of governance practices, including:

- Ensuring the opportunity for executive sessions of the independent directors after each regularly scheduled Board meeting. While the Board has not appointed a lead independent director, Mr. Bryant has been chosen to preside over these sessions.
- Ensuring the opportunity for executive sessions of the non-management directors after each regularly scheduled Board meeting. The Board has chosen Mr. Calbert to preside over these sessions.
- Conducting annual performance evaluations of Mr. Dreiling by the CNG Committee, the results of which are reviewed with the Board.
- Conducting annual Board performance evaluations.

The Board recognizes that no single leadership model is right for all companies and at all times, and the Board will review its leadership structure as appropriate to ensure it continues to be in the best interests of Dollar General and our shareholders.

Does Dollar General have a management succession plan?

Yes. Our Corporate Governance Guidelines require our Board of Directors to coordinate with our CEO to ensure that a formalized process governs long-term management development and succession, including succession in the event of an emergency or the retirement of our CEO. Our Board formally reviews our management succession plan at least annually. Our comprehensive program encompasses not only our CEO and other executive officers but all employees through the front-line supervisory level. The program focuses on key succession elements, including identification of potential successors for positions where it has been determined that internal succession is appropriate, assessment of each potential successor's level of readiness, and preparation of individual growth and development plans. With respect to CEO succession planning, the Company's long-term business strategy is also considered. In addition, we maintain at all times, and review with the Board periodically, a confidential procedure for the timely and efficient transfer of the CEO's responsibilities in the event of an emergency or his sudden incapacitation or departure.

Does the Board have standing Audit, Compensation and Nominating Committees?

Yes. Our Board of Directors has a standing Audit Committee and, in 2011, a Compensation Committee and a Nominating and Corporate Governance Committee. In January 2012, we combined the Compensation Committee and the Nominating and Corporate Governance Committee into the

CNG Committee. The Board has determined that all members of the Audit Committee and two members of the CNG Committee are independent as defined in the NYSE listing standards and in our Corporate Governance Guidelines. In addition, the Board has established (1) a subcommittee of our CNG Committee consisting of Messrs. Bryant and Rhodes for purposes of approving any compensation that may otherwise be subject to Section 162(m) of the Internal Revenue Code of 1986, as amended; and (2) a subcommittee of our CNG Committee consisting of Messrs. Bryant and Calbert for purposes of overseeing the search for additional directors.

The Board has adopted a written charter for each of these committees. All such charters are available on the "Investor Information—Corporate Governance" portion of our web site located at www.dollargeneral.com.

Current information regarding the Audit Committee and the CNG Committee is set forth below. From the beginning of 2011 until January 26, 2012, the separate Compensation Committee was comprised of Messrs. Agrawal, Bryant, Calbert, Jones and Rhodes and the separate Nominating and Corporate Governance Committee was comprised of Messrs. Agrawal, Calbert and Jones.

Name of Committee & Members	Committee Functions
AUDIT: Mr. Rickard, Chairman Mr. Bryant Mr. Rhodes	• Selects the independent registered public accounting firm • Pre-approves all audit engagement fees and terms, as well as audit and permitted non-audit services to be provided by the independent registered public accounting firm • Reviews an annual report describing the independent registered public accounting firm's internal quality control procedures and any material issues raised by its most recent review of internal quality controls • Annually evaluates the independent registered public accounting firm's qualifications, performance and independence • Discusses the audit scope and any audit problems or difficulties • Sets policies regarding the hiring of current and former employees of the independent registered public accounting firm • Discusses the annual audited and quarterly unaudited financial statements with management and the independent registered public accounting firm • Discusses types of information to be disclosed in earnings press releases and provided to analysts and rating agencies • Discusses policies governing the process by which risk assessment and risk management is to be undertaken • Reviews disclosures made by the CEO and CFO regarding any significant deficiencies or material weaknesses in our internal control over financial reporting • Reviews internal audit activities, projects and budget • Establishes procedures for receipt, retention and treatment of complaints we receive regarding accounting or internal controls • Discusses with our general counsel legal matters having an impact on financial statements • Periodically reviews and reassesses the committee's charter • Provides information to our Board that may be relevant to the annual evaluation of the Board and its committees • Prepares the report required by the SEC to be included in our proxy statement • Evaluates and makes recommendations to our Board concerning shareholder proposals relating to matters of which the committee has expertise

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Name of Committee & Members	Committee Functions
COMPENSATION, NOMINATING & GOVERNANCE: Mr. Calbert, Chairman Mr. Agrawal Mr. Bryant Mr. Jones Mr. Rhodes	• Reviews and approves corporate goals and objectives relevant to the compensation of our chief executive officer • Determines the compensation of our officers and recommends the compensation of our directors • Recommends, when appropriate, changes to our compensation philosophy and principles • Oversees overall compensation and benefits programs • Recommends any changes in our incentive compensation and equity-based plans that are subject to Board approval • Reviews and discusses with management, prior to the filing of the proxy statement, the disclosure regarding executive compensation, including the Compensation Discussion and Analysis and compensation tables (in addition to preparing a report on executive compensation for the proxy statement) • Develops and recommends criteria for selecting new directors • Screens and recommends to our Board individuals qualified to become members of our Board • Recommends the structure and membership of Board committees • Recommends persons to fill Board and committee vacancies • Develops and recommends Corporate Governance Guidelines • Provides information to our Board that may be relevant to the annual evaluation of the Board and its committees • Evaluates and makes recommendations to our Board concerning shareholder proposals relating to matters of which the committee has expertise • Periodically reviews and reassesses the committee's charter

Does Dollar General have an audit committee financial expert serving on its Audit Committee?

Yes. Our Board has designated Messrs. Rhodes and Rickard as audit committee financial experts and has determined that each is independent as defined in NYSE listing standards and in our Corporate Governance Guidelines. Audit committee financial experts have the same responsibilities as the other Audit Committee members. They are not our auditors or accountants, do not perform "field work" and are not employees. The SEC has determined that designation as an audit committee financial expert will not cause a person to be deemed to be an "expert" for any purpose.

What is the Board's role in risk oversight?

Our Board of Directors and its committees have an important role in our risk oversight process. Our Board regularly reviews with management our financial and business strategies, which reviews include a discussion of relevant material risks as appropriate. Our General Counsel also periodically reviews with the Board our insurance coverage and programs as well as litigation risks.

The Audit Committee discusses our policies with respect to risk assessment and risk management, primarily through review and oversight of our enterprise risk management program. Our Internal Audit department coordinates that program, which entails review and documentation of our comprehensive risk management practices, including an assessment of internal and external risks. The program evaluates each risk, identifies mitigation strategies, and assesses the remaining residual risk. The program is updated through interviews with senior management, review of strategic initiatives, evaluation of the fiscal budget, review of upcoming legislative or regulatory changes, and review of other outside information concerning business, financial, legal, reputational, and other risks. Semi-annually the results are presented to the Audit Committee. Quarterly, the categories with high residual risk, along with their mitigation strategies, are discussed individually.

Our CNG Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. In addition, as discussed under "Executive Compensation—Compensation Risk Considerations" below, the CNG Committee also participates in periodic assessments of the risks relating to our overall compensation programs.

While the Audit Committee and the CNG Committee oversee the management of the risk areas identified above, the entire Board is regularly informed through committee reports about such risks. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships. Our Board believes the division of risk management responsibilities described above is an effective approach for addressing the risks facing Dollar General. Accordingly, the risk oversight role of our Board and its committees has not had any effect on our Board's leadership structure.

How often did the Board and its committees meet in 2011?

During 2011, our Board, Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee met 7, 5, 8, and 1 times, respectively. Each director attended at least 75% of the total of all meetings of the Board and all committees (including ad hoc committees) on which he served.

What is Dollar General's policy regarding Board member attendance at the annual meeting?

Our Board of Directors has adopted a policy that all directors should attend annual shareholders' meetings unless attendance is not feasible due to unavoidable circumstances. All 7 of our Board members attended the 2011 annual shareholders' meeting either in person or telephonically.

How can I communicate with the Board of Directors?

Our Board of Directors has approved a process for security holders and other interested parties to contact the Board, a particular director, or the non-management directors or the independent directors as a group. Such process is described on the "Investor Information—Corporate Governance" portion of our web site located at www.dollargeneral.com.

Where can I find more information about Dollar General's corporate governance practices?

Dollar General governance-related information is posted on the "Investor Information—Corporate Governance" portion of our web site located at www.dollargeneral.com, including our Corporate Governance Guidelines, Code of Business Conduct and Ethics, the charter of each of the Audit Committee and the CNG Committee, and the names of the persons chosen to lead the executive sessions of the non-management directors and of the independent directors. This information is available in print to any shareholder who sends a request in writing to: Investor Relations, Dollar General Corporation, 100 Mission Ridge, Goodlettsville, TN 37072.

DIRECTOR COMPENSATION

The following table and text discuss the compensation paid to each of our non-employee Board members for 2011. Mr. Dreiling was not separately compensated for his service on the Board; his compensation for service as our CEO is discussed under "Executive Compensation" below. We have omitted the columns pertaining to non-equity incentive plan compensation and nonqualified deferred compensation earnings because they are inapplicable.

Fiscal 2011 Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Raj Agrawal	81,000	34,420	45,402	—	160,822
Warren F. Bryant	90,000	34,420	45,402	—	169,822
Michael M. Calbert	106,000	34,420	45,402	—	185,822
Adrian Jones	81,000	34,420	45,402	—	160,822
William C. Rhodes, III	90,000	34,420	45,402	—	169,822
David B. Rickard	95,500	34,420	45,402	—	175,322

(1) In addition to the annual Board retainer, each director received payment for the following number of excess meetings: Mr. Agrawal (4); Mr. Bryant (10); Mr. Calbert (4); Mr. Jones (4); Mr. Rhodes (10); and Mr. Rickard (2). Mr. Calbert received annual retainers for service as the Chairman of the Compensation Committee and of the Nominating and Corporate Governance Committee. Mr. Rickard received an annual retainer for service as the Chairman of the Audit Committee.

(2) Represents the aggregate grant date fair value of restricted stock units awarded to each director on May 25, 2011, computed in accordance with FASB ASC Topic 718. Information regarding assumptions made in the valuation of these awards is included in Note 11 of the annual consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended February 3, 2012, filed with the SEC on March 22, 2012 (our "2011 Form 10-K"). As of February 3, 2012, each director had 1,546 total unvested restricted stock units outstanding, except for Mr. Rickard who had 1,524 total unvested restricted stock units outstanding.

(3) Represents the aggregate grant date fair value of stock options awarded to each director on May 25, 2011, computed in accordance with FASB ASC Topic 718. Information regarding assumptions made in the valuation of these awards is included in Note 11 of the annual consolidated financial statements in our 2011 Form 10-K. As of February 3, 2012, each director had 8,743 total unexercised stock options outstanding (whether or not then exercisable), except for Mr. Rickard who had 8,500 total unexercised stock options outstanding.

(4) Perquisites and personal benefits, if any, totaled less than $10,000 per director.

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The CNG Committee is responsible for recommending the form and amount of director compensation for our Board of Directors' consideration and approval. The CNG Committee may consult with Meridian Compensation Partners, its independent consultant ("Meridian"), regarding the form and amount of director compensation. The CNG Committee also welcomes the input of our CEO and our Chief People Officer, but the CNG Committee and the Board retain and exercise ultimate decision-making authority regarding director compensation. With certain exceptions described below, our 2011 director compensation program remained unchanged from 2010. We do not compensate for Board service any director who also serves as a Dollar General employee. We will reimburse directors for certain fees and expenses incurred in connection with continuing education seminars and for travel and related expenses related to Dollar General business.

For 2011, each non-employee director received quarterly payment of the following cash compensation, as applicable:

- $75,000 annual retainer for service as a Board member;
- $17,500 annual retainer for service as chairman of the Audit Committee;
- $15,000 annual retainer for service as chairman of the Compensation Committee;
- $10,000 annual retainer for service as chairman of the Nominating and Corporate Governance Committee; and
- $1,500 for each Board or committee meeting in excess of an aggregate of 12 that a director attends during each fiscal year.

In addition, each non-employee director received an equity award under our 2007 Stock Incentive Plan with an estimated value of $75,000 on the grant date as determined by Meridian using economic variables such as the trading price of our common stock, expected volatility of the stock trading prices of similar companies, and the terms of the awards. Sixty percent of this value consisted of non-qualified stock options to purchase shares of our common stock ("Options") and 40% consisted of restricted stock units payable in shares of our common stock ("RSUs"). The Options will vest as to 25% of the Option and the RSUs will vest as to 33⅓% of the award on each of the first four and three anniversaries of the grant date, respectively, in each case subject to the director's continued service on our Board. Directors may elect to defer receipt of shares underlying the RSUs.

We anticipate granting similar equity awards annually to those non-employee directors who are elected or reelected at each applicable shareholders' meeting. Any new director appointed after the annual shareholders' meeting but before February 1 of a given year will receive a full equity award no later than the first CNG Committee meeting following the date on which he or she is appointed. Any new director appointed on or after February 1 of a given year but before the next annual shareholders' meeting shall not receive a full or pro-rated equity award, but rather shall be eligible to receive the next regularly scheduled annual award.

In 2011, after reviewing with Meridian our Board compensation program relative to our market comparator group, the CNG Committee determined that total compensation was approximately 29% below the market median, with all of the shortfall in the equity component. Accordingly, the CNG Committee recommended, and the Board approved, a $50,000 increase in the estimated value of the equity component of Board compensation effective on the next scheduled grant date (June 2012) and that we maintain the 60/40 split between Option and RSU awards. In addition, as a result of the combination of the Compensation Committee and the Nominating and Corporate Governance Committee into one committee effective January 26, 2012, the chairman of the combined CNG Committee will receive a $17,500 annual retainer for fiscal year 2012.

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DIRECTOR INDEPENDENCE

Is Dollar General subject to the NYSE governance rules regarding director independence?

Prior to April 2, 2012, Buck Holdings, L.P. controlled a majority of our outstanding common stock. As a result, we were a "controlled company" within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain NYSE corporate governance standards, including the requirements that:

- a majority of the Board of Directors consist of independent directors; and
- we have a compensation committee and a nominating/corporate governance committee that are composed entirely of independent directors.

Controlled companies are, however, subject to the NYSE and SEC rules that require full independence of the Audit Committee. As a result, our Audit Committee is entirely comprised of independent directors, but we do not have a majority of independent directors on our Board, and our CNG Committee does not consist entirely of independent directors.

As a result of a secondary offering of our common stock that was completed on April 2, 2012, Buck Holdings, L.P. no longer holds more than 50% of our common stock and we may no longer rely upon the exemption for controlled companies. Accordingly, applicable NYSE rules provide that we must achieve majority independence of the membership of our CNG Committee by July 1, 2012 and majority independence of the membership of our Board and full independence of the membership of our CNG Committee by April 2, 2013.

How does the Board determine director independence?

The Board of Directors affirmatively determines the independence of each director and director nominee in accordance with guidelines it has adopted, which include all elements of independence set forth in the NYSE listing standards as well as certain Board-adopted categorical independence standards. These guidelines are contained in our Corporate Governance Guidelines which are posted on the "Investor Information—Corporate Governance" portion of our web site located at www.dollargeneral.com.

The Board first analyzes whether any director has a relationship covered by the NYSE listing standards that would prohibit an independence finding for Board or Audit Committee purposes. The Board then analyzes any relationship of the remaining eligible directors to Dollar General or to our management that falls outside the parameters of the Board's separately adopted categorical independence standards to determine whether or not that relationship is material. The Board may determine that a director who has a relationship that falls outside of the parameters of the categorical independence standards is nonetheless independent (to the extent that the relationship would not constitute a bar to independence under the NYSE listing standards). Any director who has a material relationship is not considered to be independent.

Are all of the current directors and nominees independent?

No. Our Board of Directors consists of Raj Agrawal, Warren Bryant, Mike Calbert, Richard Dreiling, Adrian Jones, Bill Rhodes and Dave Rickard. Messrs. Bryant, Rhodes and Rickard serve on our Audit Committee. Messrs. Agrawal, Bryant, Calbert, Jones and Rhodes serve on our CNG Committee.

Our Board of Directors has affirmatively determined that Messrs. Bryant, Rhodes and Rickard, but not Messrs. Agrawal, Calbert, Dreiling or Jones, are independent from our management under both the NYSE's listing standards and our additional standards. Any relationship between an independent director and Dollar General or our management fell within the Board-adopted categorical standards and, accordingly, was not reviewed or considered by our Board.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

Does the Board have a policy for the review, approval or ratification of related-party transactions?

Yes. Our Board of Directors has adopted a written policy for the review, approval or ratification of "related party" transactions. A "related party" for this purpose includes our directors and executive officers, as well as their immediate family members, and greater than 5% shareholders, and a "transaction" includes one in which (1) the total amount may exceed $100,000, (2) Dollar General is a participant, and (3) a related party will have a direct or indirect material interest (other than as a director or a less than 10% owner of another entity, or both).

Pursuant to this policy and subject to certain exceptions identified below, all known related party transactions require prior Board approval. In addition, at least annually after receiving a list of immediate family members and affiliates from our directors, executive officers and greater than 5% shareholders, the Corporate Secretary inquires of relevant internal departments to determine whether any transactions were unknowingly entered into with a related party and presents a list of such transactions, subject to certain exceptions identified below, to the Board for review.

Mr. Dreiling is authorized to approve a related party transaction in which he is not involved if the total amount is expected to be less than $1 million and he informs the Board of such transactions. The following transactions are deemed pre-approved without Board review or approval:

- Transactions with a related party that is an entity, including one having a relationship to a related party, if the total amount does not exceed the greater of $1 million or 2% of that entity's annual consolidated revenues (total consolidated assets in the case of a lender) and no related party who is an individual participates in the provision of services or goods to, or negotiations with, us on the entity's behalf or receives special compensation as a result.
- Charitable contributions if the total amount does not exceed 2% of the recipient's total annual receipts and no related party who is an individual participates in the grant decision or receives any special compensation or benefit as a result.
- Transactions where the interest arises solely from share ownership in Dollar General and all of our shareholders receive the same benefit on a pro rata basis.
- Transactions where the rates or charges are determined by competitive bid.
- Transactions for services as a common or contract carrier or public utility at rates or charges fixed in conformity with law or governmental authority.
- Transactions involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.
- Compensatory transactions available on a nondiscriminatory basis to all salaried employees generally, or ordinary course business travel expenses and reimbursements.

The policy prohibits the related party from participating in any discussion or approval of the transaction and requires the related party to provide to the Board all material information concerning the transaction.

Were there any related-party transactions in 2011 or are any planned for 2012?

We describe below the transactions that have occurred since the beginning of 2011, and any currently proposed transactions, that involve Dollar General and exceed $120,000, and in which a related party had or has a direct or indirect material interest. In addition, we describe below certain other relationships between Dollar General and related parties in which a related party has an interest that may not be material.

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Relationships with Management. Simultaneously with the closing of our 2007 merger and thereafter through May 2011, we, Buck Holdings L.P. and certain of our employees (collectively, "management shareholders") entered into shareholder's agreements (each, a "Management Stockholder's Agreement") that impose significant restrictions on transfer of covered shares of our common stock held by the management shareholders. Generally, shares are nontransferable prior to the fifth anniversary of either the closing date of our 2007 merger or a later specified date (depending on the terms of the applicable agreement) except (i) sales pursuant to an effective registration statement filed by us under the Securities Act of 1933 (the "Securities Act") in accordance with the Management Stockholder's Agreement, (ii) a sale to certain permitted transferees, or (iii) as otherwise permitted by our Board of Directors or pursuant to a waiver of the transfer restrictions; provided, that, in the event KKR or its affiliates transfer their limited partnership units to a third party, such transfer restrictions shall lapse with respect to the same proportion of shares of common stock owned by a management shareholder as the proportion of limited partnership units transferred by KKR and such affiliates relative to the aggregate number of limited partnership units they owned prior to such transfer. Following our initial public offering in 2009, we amended the Management Stockholder's Agreements to exclude from the transfer restrictions any shares acquired in the open market or through the directed share program administered as part of the initial public offering. Shares acquired by executive officers in the open market or through the directed share program will still be subject to any lock-up arrangements with the underwriters of any public offering of shares. Limited waivers of the transfer restrictions on a limited percentage of the shares subject to the Management Stockholder's Agreement have been granted since 2009.

In the event that a registration statement is filed with respect to our common stock, the Management Stockholder's Agreement prohibits management shareholders from selling shares not included in the registration statement from receipt of notice that we have filed or intend to file such registration statement until 180 days (in the case of an initial public offering) or 90 days (in the case of any other public offering) of the effective date of the registration statement, unless the underwriters, if any, agree to a shorter period. The Management Stockholder's Agreement also enables the management shareholder to cause us to repurchase his or her covered stock and vested options (and vested restricted stock, with respect to Mr. Dreiling) in the event of the management shareholder's death or disability, and enables us to cause the management shareholder to sell his covered stock or options back to us upon certain termination events, all for the period of time specified in the Management Stockholder's Agreement. These transfer restrictions and put and call rights are scheduled to expire for a significant number of the management shareholders, including some of our executive officers, in July 2012.

Certain members of senior management, including the executive officers (the "Senior Management Shareholders"), have limited "piggyback" registration rights with respect to their shares of our common stock in the event that certain investors sell, or cause to be sold, shares of our common stock in a public offering. Such rights may be voluntarily extended to other members of management as determined by our Board in connection with any given future such sale by certain investors. See the description of the registration rights agreement under "Relationships with the Investors" below. During 2010, we amended these rights to allow for the accumulation of such rights by any employee entitled, but who elects not, to exercise such rights in a given offering. The Senior Management Shareholders waived their piggyback registration rights arising from our initial public offering in 2009 in consideration of our releasing them from the transfer restrictions contained in the Management Stockholder's Agreements after the expiration of a 180-day restricted period with respect to a number of shares of our common stock equal to the number of shares that such Senior Management Shareholders could have required us to register in connection with our initial public offering.

Interlocks. Mr. Dreiling serves as a manager of Buck Holdings, LLC for which Messrs. Calbert, Agrawal and Jones (three of our CNG Committee members) serve as managers.

Relationships with the Investors. In connection with our initial public offering in 2009, we entered into a shareholders' agreement with affiliates of each of KKR and Goldman, Sachs & Co. Among its other terms, the shareholders' agreement establishes certain rights with respect to our corporate governance, including the designation of directors. For additional information regarding those rights, see "How are directors identified and nominated" elsewhere in this document. The shareholders' agreement also provides that, as long as Buck Holdings, L.P. owns at least 35% of our outstanding shares of common stock, the following actions require approval of the KKR shareholders party to the shareholders' agreement: hiring and firing of our CEO, any change of control as defined in the shareholders' agreement, entering into any agreement providing for the acquisition or divestiture of assets for aggregate consideration in excess of $1 billion, and any issuance of equity securities for an aggregate consideration in excess of $100 million.

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In July 2007, we and Buck Holdings, L.P. entered into an indemnification agreement with KKR and Goldman, Sachs & Co. pursuant to which we agreed to provide customary indemnification to such parties and their affiliates in connection with certain claims and liabilities incurred in connection with certain transactions involving such parties, including the financing for our 2007 merger and pursuant to services provided under our sponsor advisory agreement with such parties that was entered into in 2007 and terminated in 2009.

In connection with our 2007 merger, we entered into a registration rights agreement with Buck Holdings, L.P., Buck Holdings, LLC, KKR and Goldman, Sachs & Co. (and certain of their affiliated investment funds), among certain other parties. Pursuant to this agreement, investment funds affiliated with KKR have an unlimited number of demand registration rights and investment funds affiliated with Goldman, Sachs & Co. have two demand registration rights which can be exercised once a year. Pursuant to such demand registration rights, we are required to register with the SEC the shares of common stock beneficially owned by them through Buck Holdings L.P. for sale by them to the public, provided that each of them hold at least $100 million in registrable securities and such registration is reasonably expected to result in aggregate gross proceeds of $50 million. We are not obligated to file a registration statement relating to any request to register shares pursuant to such demand registration rights without KKR's consent within a period of 180 days after the effective date of any other registration statement we file pursuant to such demand registration rights. In addition, in the event that we are registering additional shares of common stock for sale to the public, whether on behalf of us or the investment funds as described above, we must give notice of such registration to all parties to the registration rights agreement, including the Senior Management Shareholders, and such persons have piggyback registration rights providing them the right to have us include the shares of common stock owned by them in any such registration. In each such event, we are required to pay the registration expenses.

Pursuant to this registration rights agreement and the demand registration rights thereunder, secondary offerings of our common stock were completed in September 2011, December 2011 and April 2012 for which affiliates of KKR and of Goldman, Sachs & Co. served as underwriters. Dollar General did not sell shares of common stock, receive proceeds, or pay any underwriting fees in connection with any of these secondary offerings, but paid resulting aggregate expenses of approximately $0.8 million in connection with the September and December 2011 secondary offerings and expects to pay resulting aggregate expenses of approximately $0.4 million with respect to the April 2012 offering. Certain members of our management, including certain of our executive officers, exercised registration rights in connection with such offerings.

As part of an overall Board-authorized share repurchase program, concurrent with the closing of the December 2011 secondary offering and pursuant to a Share Repurchase Agreement between Dollar General and Buck Holdings L.P., dated December 4, 2011, Dollar General purchased 4,915,637 shares of Common Stock from Buck Holdings, L.P. for an aggregate purchase price of $185 million, or $37.635 per share which represents the per share price to the public in the secondary offering less

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underwriting discounts and commissions. Of such shares, affiliates of KKR and Goldman, Sachs & Co. sold to Dollar General 2,561,745 and 1,065,912 shares for proceeds of $96.4 million and $40.1 million, respectively. This transaction was specifically reviewed and approved by a special committee of our Board made up entirely of independent directors.

In addition, concurrent with the closing of the April 2012 secondary offering and pursuant to a Share Repurchase Agreement between Dollar General and Buck Holdings L.P., dated March 25, 2012, Dollar General purchased 6,817,311 shares of Common Stock from Buck Holdings L.P. for an aggregate purchase price of $300 million, or $44.00562 per share which represents the per share price to the public in the secondary offering less underwriting discounts and commissions. Of such shares, affiliates of KKR and Goldman, Sachs & Co. sold to Dollar General 3,552,787 and 1,478,274 shares for proceeds of $156.3 million and $65.1 million, respectively. This transaction was specifically reviewed and approved by a special committee of our Board made up entirely of independent directors.

Affiliates of KKR and Goldman, Sachs & Co. (among other entities) may be lenders under our senior secured term loan facility, which had a $2.3 billion principal amount at inception and a principal balance as of February 3, 2012 of approximately $1.964 billion. Goldman Sachs Credit Partners L.P. also served as syndication agent for the term loan facility. This term loan facility was entered into in the ordinary course of business, was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender and did not involve more than the normal risk of collectability or present other unfavorable features. We paid approximately $66.4 million of interest on the term loan during fiscal 2011. We recently amended this term loan facility to, among other things, extend the maturity of a portion of such facility from 2014 to 2017. An affiliate of each of KKR and Goldman, Sachs & Co., along with a third unaffiliated entity, acted as a joint lead arranger for the term loan facility extension which closed on March 30, 2012. In connection therewith, the Company paid each such affiliate an arrangement fee of approximately $440,000.

Goldman, Sachs & Co. is a counterparty to an amortizing interest rate swap with a notional amount totaling $116.7 million as of February 3, 2012, entered into in connection with the senior secured term loan facility. We paid Goldman, Sachs & Co. approximately $13.9 million in fiscal 2011 pursuant to this swap.

In March 2012, we amended our senior secured asset-based revolving credit facility to, among other things, increase the maximum total commitment to $1.2 billion. An affiliate of Goldman, Sachs & Co. (among other entities) serves as a lender under the amended revolving credit facility. This amended revolving credit facility was entered into in the ordinary course of business, was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender and did not involve more than the normal risk of collectability or present other unfavorable features.

Each of KKR and Goldman, Sachs & Co., either directly or through affiliates, has ownership interests in a broad range of companies ("Portfolio Companies") with whom we may from time to time enter into commercial transactions in the ordinary course of business, primarily for the purchase of goods and services. We believe that none of our transactions or arrangements with Portfolio Companies are significant enough to be considered material to KKR or Goldman, Sachs & Co. or to our business or shareholders. In 2011, the largest amount paid to a Portfolio Company was approximately $88.3 million paid to a KKR Portfolio Company in the ordinary course of business for the purchase of merchandise for resale. This amount represented less than 2.5% of the vendor's revenues for its last completed fiscal year and less than 1.0% of our revenues for 2011.

Our Board members, Messrs. Calbert and Agrawal, serve as executives of KKR, while our Board member, Mr. Jones, serves as a Managing Director of Goldman, Sachs & Co. KKR and certain affiliates of Goldman, Sachs & Co. indirectly own, through their investment in Buck Holdings, L.P., a substantial portion of our common stock.

EXECUTIVE COMPENSATION

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We refer to the persons included in the Summary Compensation Table below as our "named executive officers." References to the "merger" or the "2007 merger" mean our merger that occurred on July 6, 2007 as a result of which substantially all of our common stock became owned by Buck Holdings, L.P. ("Buck LP"), a Delaware limited partnership controlled by investment funds affiliated with KKR. Buck LP continues to own a substantial percentage of our outstanding common stock.

Compensation Discussion and Analysis

Executive Overview

The overarching goal of our executive compensation program is to serve the long-term interests of our shareholders. A competitive executive compensation package is critical for us to attract, retain and motivate persons who we believe have the ability and desire to deliver superior shareholder returns. We strive to balance the short-term and long-term components of our executive compensation program to incent achievement of both our annual and long-term business strategies, to pay for performance and to maintain our competitive position in the market in which we compete for executive talent. We believe the success of our program is evidenced by the following key financial and operating results for 2011 (2011 was a 53-week year and 2010 was a 52-week year):

- Total sales increased 13.6% over 2010. Sales in same-stores increased 6.0% following a 4.9% increase in 2010.
- Operating profit increased 17.0% to $1.49 billion, or 10.1% of sales, compared to $1.27 billion, or 9.8% of sales, in 2010.
- We reported net income of $767 million, or $2.22 per diluted share, compared to net income of $628 million, or $1.82 per diluted share, in 2010.
- We generated approximately $1.05 billion of cash flows from operating activities, an increase of over 27% compared to 2010.
- We opened 625 new stores, remodeled or relocated 575 stores, and closed 60 stores, resulting in a store count of 9,937 on February 3, 2012.
- Adjusted EBITDA, as defined and calculated for purposes of both our annual Teamshare bonus program and our outstanding performance-based stock option awards, was $1.85 billion versus $1.56 billion in 2010.
- Adjusted ROIC, as defined and calculated for purposes of our annual Teamshare bonus program, was 22.07%.

For the first time, in 2011 our shareholders voted on an advisory basis with respect to our compensation program for named executive officers. Of the total votes cast (excluding abstentions and broker non-votes), 96.5% were cast in support of the program. We view this vote as supportive of our compensation policies and decisions and, accordingly, do not believe the results required consideration of changes to our compensation program.

The most significant compensation-related actions or achievements in 2011 pertaining to our named executive officers include:

- We continued to develop a new long-term equity incentive program that is more in line with the equity grant practices of our market comparator group and that we believe will further our recruiting and retention objectives. The program was launched in March 2012 for eligible employees, including the eligible named executive officers.

- We revisited our form of employment agreement for executives, considering the practices of our market comparator group and evolving compensation practices, which resulted in, among other things, the elimination from the form agreement of the Internal Revenue Code Section 280G gross-up for any newly hired executive and the elimination of such gross-up provision effective April 1, 2015 for any existing executive who enters into the new form of agreement upon the expiration of his or her existing agreement. Mr. Todd Vasos, our Executive Vice President, Division President and Chief Merchandising Officer, entered into such new form agreement effective December 1, 2011 in connection with the approaching expiration of the term of his prior agreement. Mr. Tehle and Ms. Lanigan are expected to enter into the new form agreement in April 2012.
- We proposed revisions to our 2007 Stock Incentive Plan to, among other things, generally prohibit, without shareholder approval, the repricing of any stock option or stock appreciation right, prohibit dividend equivalent rights on unearned or unvested performance share grants, add a compensation "clawback" provision, and extend the term of the Plan.
- We proposed revisions to our Annual Incentive Plan to, among other things, increase the cash maximum payable under such Plan for purposes of deductibility under Internal Revenue Code Section 162(m), add the ability to measure performance at operating divisions or units and to consider relative performance measures, and add a compensation "clawback" provision.
- We entered into a retirement agreement with Ms. Guion that sets forth the terms of her employment through her retirement date in July 2012, the transition of her current duties, and her role and responsibilities with the Company through her retirement date. As a result of the retirement agreement, Ms. Guion's employment agreement with us will not be renewed or extended beyond her retirement date.
- We achieved adjusted EBITDA and ROIC performance levels at 101.79% and 100.78% of the targeted levels under our Teamshare bonus program.
- The 2011 tranche of the outstanding performance-based equity awards vested as a result of our achievement of the adjusted EBITDA performance goal.
- We modified our market comparator group for 2012 to reposition the Company at the median of the group in terms of revenues, to ensure that the constituent companies more closely represent the retail companies with which we compete for executive talent, and to ensure that the group continues to include companies whose business models are similar to ours.

Executive Compensation Philosophy and Objectives

We strive to attract, retain and motivate persons with superior ability, to reward outstanding performance, and to align the interests of our named executive officers with the long-term interests of our shareholders. The material compensation principles applicable to the 2011 and 2012 compensation of our named executive officers included the following, all of which are discussed in more detail in "Elements of Named Executive Officer Compensation" below:

- We generally target total compensation at the benchmarked median of our market comparator group, but we make adjustments based on circumstances, such as unique job descriptions and responsibilities as well as our particular niche in the retail sector, that are not reflected in the market data. For competitive or other reasons, our levels of total compensation or any component of compensation may exceed or be below the median of our market comparator group.

- We set base salaries to reflect the responsibilities, experience, performance and contributions of the named executive officers and the salaries for comparable benchmarked positions, subject to minimums set forth in employment agreements.
- We reward named executive officers who enhance our performance by linking cash and equity incentives to the achievement of our financial goals.
- We promote share ownership to align the interests of our named executive officers with those of our shareholders.

We utilize employment agreements with the named executive officers which, among other things, set forth minimum levels of certain compensation components. We believe such arrangements are a common protection offered to named executive officers at other companies and help to ensure continuity and aid in retention. The employment agreements also provide for standard protections to both the executive and to Dollar General should the executive's employment terminate.

Named Executive Officer Compensation Process

Oversight. Our Board of Directors has delegated responsibility for executive compensation to a Board committee which we will refer to throughout this Compensation Discussion and Analysis as our "Compensation Committee" or the "Committee." The Compensation Committee approves the compensation of our named executive officers, while its subcommittee consisting entirely of independent directors (the "162(m) Subcommittee") approves any portion that is intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code or that is intended to be exempt for purposes of Section 16(b) of the Securities Exchange Act of 1934. Messrs. Calbert, Agrawal, Jones, Rhodes, and Bryant serve on our Compensation Committee, and Messrs. Rhodes and Bryant make up the 162(m) Subcommittee. In January 2012 the Compensation Committee was combined with the Nominating and Corporate Governance Committee to form the CNG Committee, which has assumed the Compensation Committee's responsibilities.

Use of Outside Advisors. The Compensation Committee has selected Meridian Compensation Partners ("Meridian"), a spin-off of Hewitt Associates, to serve as its independent compensation consultant. Meridian (including its predecessor Hewitt Associates) has served as the Committee's consultant since our 2007 merger. The written agreement with Meridian details the terms and conditions under which Meridian will provide independent advice to the Committee in connection with matters pertaining to executive and director compensation. Under the agreement, the Committee (or its chairman) shall determine the scope of Meridian's services. The approved scope generally includes attendance at select Committee meetings and associated preparation work, risk assessment assistance, guiding the Committee's decision making with respect to executive and Board of Directors compensation matters, providing advice on our executive pay philosophy, compensation peer group, incentive plan design and employment agreement design, providing competitive market studies, and apprising the Committee about emerging best practices and changes in the regulatory and governance environment. In 2012, the Committee intends to decrease the amount of work performed by its consultant, primarily with respect to benchmarking and risk assessment assistance, which work will instead be performed by management.

Meridian did not provide any other services to the Company in 2011 unrelated to executive compensation.

A Meridian representative attends such Committee meetings and private sessions as requested by the Committee. The Committee's members also are authorized to consult directly with the consultant at other times as desired. During 2011, the Committee's Chairman periodically consulted directly with Meridian, as did Mr. Dreiling and Mr. Bob Ravener, our Executive Vice President and Chief People Officer, and other non-executive members of our human resources group, in connection

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with named executive officer compensation (as described below under "Management's Role"). The Committee reviewed benchmark information provided by Meridian regarding 2011 executive compensation and discussed with Messrs. Dreiling and Ravener their executive compensation recommendations. In an effort to decrease costs, the Committee chose to rely more heavily upon management to provide benchmarking data and resulting recommendations with respect to 2012 annual base salary and short-term cash incentive decisions. However, Meridian, along with management, assisted the Committee in developing the new long-term annual incentive program and provided detailed data from the market comparator group upon which the Committee relied in determining the size of the grants under the program.

Management's Role. Mr. Ravener and non-executive members of the human resources group have assisted Meridian in gathering and analyzing relevant competitive data and identifying and evaluating various alternatives for named executive officer compensation (including his own). At the Committee's request, management's role in collecting this type of data is anticipated to expand beginning in 2012, including increased reliance on management with respect to recommendations for certain portions of 2012 executive compensation. Messrs. Dreiling and Ravener also discuss with the Committee their recommendations regarding named executive officer pay components, typically based on benchmarking data; however, Mr. Dreiling does not participate in the Committee's deliberations of his own compensation. Mr. Dreiling subjectively assesses performance of each of the other named executive officers (see "Use of Performance Evaluations" below).

Although the Committee values and welcomes such input from management, it retains and exercises sole authority to make decisions regarding named executive officer compensation.

Use of Performance Evaluations. Annually, the Committee assesses the performance of Mr. Dreiling, and Mr. Dreiling assesses the performance of each of the other named executive officers, in each case to determine each such officer's overall success in meeting or exhibiting certain enumerated factors, including our four publicly disclosed operating priorities and certain core attributes on which all of our employees are evaluated. These evaluations are subjective; no objective criteria or relative weighting is assigned to any individual factor.

The Committee uses the performance evaluation results as an eligibility threshold for annual base salary increases and Teamshare bonus payments for named executive officers. A performance rating below "good" (i.e., "unsatisfactory" or "needs improvement") for the last completed fiscal year would generally preclude a named executive officer from receiving any annual base salary increase or Teamshare bonus payment (although the Committee retains discretion to approve a Teamshare bonus payment in the event of a "needs improvement" rating). The performance evaluation results have not been used to determine the amount of the Teamshare bonus payment for any named executive officer; rather, the Teamshare bonus amount is determined solely based upon the Company's level of achievement of pre-established financial performance measures and the terms of the Teamshare program (see discussion below). Each named executive officer received a satisfactory (i.e., "good," "very good," or "outstanding") overall performance evaluation with respect to each of 2010 and 2011.

The performance evaluation results also may impact the amount of an officer's annual base salary increase. Any named executive officer who receives a satisfactory performance rating is given a percentage base salary increase that equals the overall budgeted increase for the Company's U.S.-based employee population unless:

- the executive's performance evaluation relative to other executives supports a higher or lower percentage increase;
- the market benchmarking data indicate that an upward market adjustment would more closely align compensation with the median of the market comparator group; and/or
- an additional or exceptional event occurs, such as an internal equity adjustment, a promotion or a change in responsibilities, or a similar one-time adjustment is required.

Actual annual base salary determinations are discussed under "Elements of Named Executive Compensation—Base Salary" below.


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Use of Market Benchmarking Data. We must pay compensation that is competitive with the external market for executive talent in order to attract and retain named executive officers who we believe will enhance our long-term business results. We believe that this primary talent market consists of retail companies with revenues both larger and smaller than ours and with business models similar to ours because those companies are likely to have executive positions comparable in breadth, complexity and scope of responsibility to ours. Our market comparator group for 2011 compensation decisions consisted of 7-Eleven, AutoZone, Big Lots, Collective Brands, Family Dollar, Genuine Parts, McDonald's, Nordstrom, OfficeMax, PetSmart, Staples, J.C. Penney, The Gap, Macy's, Blockbuster, The Pantry, Ross Stores and Yum Brands.

For the reasons discussed in the "Executive Overview", we modified this market comparator group for certain 2012 compensation decisions, replacing 7-Eleven, Collective Brands, Genuine Parts, Nordstrom, Blockbuster, and The Pantry with TJX Companies, Kohls, Starbucks, Limited Brands, Dollar Tree, Foot Locker and Safeway. However, we continued to use the 2011 market comparator group as a reference point in our 2012 base salary and short-term incentive decisions (other than for the CEO), as described below.

For 2011 compensation decisions, the Committee requested that Meridian obtain updated CEO benchmarking data from the 2011 market comparator group to be certain the Committee was aware of any significant movement in CEO compensation levels within the market comparator group. However, for all other named executive officer 2011 compensation decisions, the Committee relied upon information from the 2010 market comparator group (the composition of which was the same as the composition of the 2011 market comparator group) that had been increased or "aged" by 2.5% upon Meridian's advice that common public company practice is to conduct a full benchmark review only every two or three years and that 2.5% was a reasonable estimate of the degree of movement in officer salaries in the retail industry from 2010 to 2011. The Committee determined that this was a reasonable method for estimating market salaries for officer positions, while reducing the cost associated with an annual benchmark study.

For 2012 base salary and short-term cash incentive compensation decisions for the named executive officers, the Company averaged market data obtained from the most recently available proxies of the 2012 market comparator group, from a survey of our 2012 market comparator group conducted by Equilar and from a similar "aging" process of the data obtained in 2010 from the 2011 market comparator group, aged an additional 2.7%, consistent with the Company's overall 2012 budget for merit increases. However, in the case of the CEO, the 2011 market comparator group data was not used; instead, Meridian provided AON Hewitt survey data from the 2012 market comparator group. These three market data sources were averaged in order to reduce reliance on any one data source and to smooth out anomalies that might exist in the actual individual position data reported by the market data source.

The Committee believes that the median of the competitive market generally is the appropriate target for a named executive officer's total compensation. However, the Committee recognizes that, because of liquidity and other comparability issues, it is difficult to compare equity awards that were granted to our named executive officers under an equity structure more common to private companies with transfer restrictions and similar features to equity granted to named executive officers of a more typical public company. As a result, through 2011 the Committee has focused primarily on total cash compensation in comparing our executive compensation program with companies in the market comparator group. This lack of comparability will be lessened as a result of the new long-term equity incentive program implemented in March 2012 described below.

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Elements of Named Executive Officer Compensation

We provide compensation in the form of base salary, short-term cash incentives, long-term equity incentives, benefits and perquisites. We believe that each of these elements is a necessary component of the total compensation package and is consistent with compensation programs at competing companies.

Base Salary. Base salary promotes the recruiting and retention functions of our compensation program by reflecting the salaries for comparable positions in the competitive marketplace, rewarding strong performance, and providing a stable and predictable income source for our executives. Because we likely would be unable to attract or retain quality named executive officers in the absence of competitive base salary levels, this component constitutes a significant portion of the total compensation package. Our employment agreements with the named executive officers set forth minimum base salary levels, but the Committee retains sole discretion to increase these levels from time to time.

(a) *Named Executive Officers Other than Mr. Dreiling.* In each of 2011 and 2012, the Committee determined, with Mr. Dreiling's recommendation, that the named executive officers' performance assessments relative to other executives supported a percentage increase equal to that which was budgeted for our entire U.S.-based employee population (see "Use of Performance Evaluations"). Accordingly, each of the named executive officers received the budgeted 2.5% and 2.7% annual base salary increase in 2011 and 2012, respectively, except that Ms. Guion did not receive a base salary increase in 2012 as a result of her pending retirement. In 2011, Ms. Lanigan received an additional 9.57% annual base salary increase, for a total increase of 12.07%, as a result of a market adjustment arising from a review of the benchmarking data (see "Use of Market Benchmarking Data") in order to more closely align her total cash compensation to the median of the market comparator group. All such increases were effective as of April 1 of the applicable year.

(b) *Mr. Dreiling.* In each of 2011 and 2012, the Committee took into account Mr. Dreiling's performance assessment, the amount budgeted for our entire U.S.-based employee population (see "Use of Performance Evaluations"), and the benchmarking data of the market comparator group (see "Use of Market Benchmarking Data"). The benchmarking data used in connection with decisions pertaining to Mr. Dreiling's 2011 compensation indicated that Mr. Dreiling's total cash compensation was below the median of the market comparator group. Accordingly, the Committee approved a 5% annual base salary increase effective as of April 1, 2011, which consisted of the budgeted 2.5% increase and an additional 2.5% market adjustment. Mr. Dreiling's target bonus percentage for the 2011 short-term cash incentive plan was also increased as discussed further below. With respect to Mr. Dreiling's 2012 base salary increase, the Committee determined that Mr. Dreiling should receive the same 2.7% increase that was awarded to each of the other named executive officers which, along with the other components of Mr. Dreiling's 2012 compensation, maintained his total compensation at the median range of the market comparator group.

Short-Term Cash Incentive Plan. Our short-term cash incentive plan, called Teamshare, provides an opportunity for each named executive officer to receive a cash bonus payment equal to a certain percentage of base salary based upon Dollar General's achievement of one or more pre-established financial performance measures. This Teamshare program is established pursuant to our Annual Incentive Plan, under which certain employees, including our named executive officers, may earn up to $5 million ($10 million after 2012 if the amended Annual Incentive Plan is approved by shareholders at this meeting) in respect of a given fiscal year, subject to the achievement of certain performance targets based on any of the performance measures listed in the Annual Incentive Plan described in Proposal 3.

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As a threshold matter, a named executive officer's eligibility to receive a bonus under the Teamshare program depends upon his or her receiving an overall individual performance rating of satisfactory (see "Use of Performance Evaluations"). Accordingly, Teamshare fulfills an important part of our pay for performance philosophy while aligning the interests of our named executive officers and our shareholders.

(a) *2011 Teamshare Structure.* The Committee selected adjusted EBITDA and adjusted return on invested capital ("ROIC") as the financial performance measures for the 2011 Teamshare program. The Committee weighted the adjusted ROIC measure and the adjusted EBITDA measure at 10% and 90%, respectively, of the total Teamshare bonus, recognizing that EBITDA is the most critical measure of our current performance, enables debt repayment, and funds our growth and day-to-day operation, while ROIC reflects the importance of achieving an appropriate return on our invested capital and the management and level of investments necessary to achieve superior performance.

For purposes of the 2011 Teamshare program, adjusted EBITDA is computed in accordance with our credit agreements, and adjusted ROIC is calculated as total return (calculated as the sum of operating income, depreciation and amortization and minimum rentals, less taxes) divided by average invested capital (calculated as the sum of total assets and accumulated depreciation and amortization, less cash, goodwill, accounts payable, other payables, accrued liabilities, plus 8x minimum rentals). Each of the adjusted EBITDA and adjusted ROIC calculations shall be further adjusted to exclude the impact of:

- (a) certain costs, fees and expenses related to our acquisition and related financing by KKR, any refinancings, any related litigation or settlements of such litigation, and the filing and maintenance of a market maker registration statement; (b) costs, fees and expenses directly related to any transaction that results in a Change in Control (within the meaning of our 2007 Stock Incentive Plan) or related to any primary or secondary offering of our securities; (c) share-based compensation charges (for adjusted EBITDA only); (d) gain or loss recognized as a result of derivative instrument transactions or other hedging activities; (e) gain or loss associated with early retirement of debt obligations; (f) charges resulting from significant natural disasters; and (g) significant gains or losses associated with our LIFO computation; and
- unless the Committee disallows any such item, (a) non-cash asset impairments; (b) any significant loss as a result of an individual litigation, judgment or lawsuit settlement (including a collective or class action lawsuit and security holder lawsuit, among others); (c) charges for business restructurings; (d) losses due to new or modified tax or other legislation or accounting changes enacted after the beginning of the fiscal year; (e) significant tax settlements; and (f) any significant unplanned items of a non-recurring or extraordinary nature.

The Committee established threshold (below which no bonus may be paid) and target performance levels, discussed below, for each of the adjusted EBITDA and adjusted ROIC performance measures. Since 2008, there has not been a maximum level of adjusted EBITDA or adjusted ROIC performance associated with the Teamshare program, although any individual payout is capped at $5 million, in order to avoid discouraging employees from striving to achieve performance results beyond maximum levels.

We did not achieve the threshold Teamshare performance level in 2006. We achieved Teamshare performance levels between target and maximum in 2007. For 2008, 2009 and 2010, we achieved an adjusted EBITDA performance level of 112.47% (or $916.6 million), 111.88% (or $1.278 billion) and 105.47% (or $1.561 billion) of the target, respectively. For 2010, we achieved an adjusted ROIC performance level of 100.9% of the target or 22.31%.

The target adjusted EBITDA performance level for the 2011 Teamshare program was $1.815 billion which, consistent with prior practice, was the same level as our 2011 annual financial plan

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objective. The Committee considered that level to be challenging and more difficult to achieve than performance targets for prior years, requiring superior execution and success on many of our new business initiatives. As it has done since 2008, the Committee also established the adjusted EBITDA threshold at 95% of target.

The Committee established the target adjusted ROIC performance level for the 2011 Teamshare program at 21.9% which was the same level as our 2011 annual financial plan objective. Again, the Committee viewed the target as challenging to achieve The threshold adjusted ROIC performance level was set at 21.83%, or 7 basis points lower than the target level, and the 200% achievement level was set at 22.83%, or 100 basis points higher than the threshold level.

The bonus payable to each named executive officer if we reached the 2011 target performance levels for each of the financial performance measures is equal to the applicable percentage of salary as set forth in the chart below. For all named executive officers other than Mr. Dreiling, such percentages are consistent with those for prior years and continued to fall within the median of the payout percentages for the market comparator group. As discussed under "Base Salary" above, in order to more closely align Mr. Dreiling's bonus target and total cash compensation with the median of the market comparator group, the Committee increased Mr. Dreiling's 2011 bonus target from 125% of his base salary to 130%.

Name	Target Payout Percentage
Mr. Dreiling(1)	130%
Mr. Tehle	65%
Ms. Guion	65%
Mr. Vasos	65%
Ms. Lanigan	65%

(1) Mr. Dreiling's minimum threshold (50%) and minimum target (125%) bonus percentages are established in his employment agreement with us.

Bonus payments for financial performance below or above the applicable target levels are prorated on a graduated scale commensurate with performance levels in accordance with the schedule below:

Adjusted EBITDA		ROIC		Total
% of Performance Target	% of Bonus Payable	% of Performance Target	% of Bonus Payable	Bonus at Target (%)
95	45	99.68	5	50
96	54	99.74	6	60
97	63	99.81	7	70
98	72	99.87	8	80
99	81	99.94	9	90
100	90	100.00	10	100
101	99	100.42	11	110
102	108	100.85	12	120
103	117	101.27	13	130
104	126	101.70	14	140
105	135	102.12	15	150
106	144	102.55	16	160
107	153	102.97	17	170
108	162	103.40	18	180
109	171	103.82	19	190
110	180	104.25	20	200

For each 1% adjusted EBITDA increase between the threshold performance level and 110% of the target performance level, the corresponding payout increases by 9% of the target payout amount (based upon the officer's target payout percentage). For each 1% adjusted EBITDA increase above 110% of the target performance level, the corresponding payout increases by 11.67% of the target payout amount (based upon the officer's target payout percentage). For adjusted ROIC, each .014% increase in performance between the threshold performance level and the target performance level increases the payout percentage by 1%. For each .093% increase in adjusted ROIC performance above the target performance level, the bonus payout increases by 1%, and above 200% of the target payout level, the bonus payout increases by 1.3%. Payout percentages greater than 200% of the target payout levels are based on an approximate sharing between Dollar General (80%) and the Teamshare participants (20%) of the incremental adjusted EBITDA dollars earned above the 110% of the adjusted EBITDA performance level, split 90% to adjusted EBITDA and 10% to adjusted ROIC.

This proration schedule, through 110% of the target performance level, is consistent with the schedule approved by the Committee in 2007 in reliance upon benchmarking data which, at that time, indicated that the typical practice was to set the threshold payout percentage at half of the target and the maximum payout percentage at twice the target. The Committee determined in 2008 that the proration schedule for adjusted EBITDA performance above 110% of target should approximate a sharing between Dollar General (80%) and the Teamshare participants (20%) of the adjusted EBITDA dollars earned above that level.

(b) *2011 Teamshare Results.* The Committee approved the adjusted EBITDA and adjusted ROIC performance results at $1.848 billion (101.79% of target) and 22.07% (100.78% of target), respectively, which equate to a payout of 117.98% of individual bonus targets under the 2011 Teamshare program. Accordingly, a 2011 Teamshare payout was made to each named executive officer at the following percentages of base salary earned: Mr. Dreiling, 153.37%; and each of Mr. Tehle, Ms. Guion, Mr. Vasos and Ms. Lanigan, 76.69%. Such amounts are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(c) *2012 Teamshare Structure.* The Committee has approved a 2012 Teamshare structure similar to that which was approved for 2011. The Committee approved certain adjustments to the graduated scale of payouts pertaining to adjusted ROIC which will be further discussed in our proxy statement for the 2013 annual meeting.

The applicable percentage of each named executive officer's salary upon which his or her bonus is based for the 2012 Teamshare plan is also the same as in 2011. Those percentages continue to approximate the median of the payout percentages for the 2012 market comparator group. Ms. Guion is not eligible to participate in the 2012 Teamshare program per the terms of her retirement agreement.

Long-Term Equity Incentive Program. Long-term equity incentives motivate named executive officers to focus on long-term success for shareholders. These incentives help provide a balanced focus on both short-term and long-term goals and are important to our compensation program's recruiting and retention objectives. Such incentives are designed to compensate named executive officers for a long-term commitment to us, while motivating sustained increases in our financial performance and shareholder value.

Equity awards are made under our 2007 Stock Incentive Plan and are always granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant.

Until March 2012, the Committee had not made annual equity awards since our 2007 merger because the long-term equity granted at the time of that merger or at the time of hire has been sufficiently retentive and otherwise have adequately met our compensation objectives. However, in connection with the amendment of his employment agreement in April 2010, Mr. Dreiling also received a special one-time stock option grant that fully vested in April 2011. The options granted to the named executive officers (other than Mr. Dreiling's April 2010 option award) are divided so that half are time-vested (over 5 years) and half are performance-vested (generally over 5 or 6 years) based on a comparison of an EBITDA-based performance metric, as described below, against pre-set goals for that performance metric. The combination of time and performance-based vesting criteria is designed to compensate executives for long-term commitment to us, while motivating sustained increases in our financial performance.

The vesting of the performance-based options granted prior to March 2012 is subject to continued employment with us over the performance period and the Board's determination that we have achieved for each of the relevant fiscal years the specified annual performance target based on EBITDA and adjusted as described below. For fiscal years 2008-2011, those adjusted EBITDA targets were $828 million, $961 million, $1.139 billion and $1.35 billion, respectively, which were based on the long-term financial plan, less any anticipated permissible adjustments, primarily to account for unique expenses related to our 2007 merger. If a performance target for a given fiscal year is not met, the performance-based options may still vest and become exercisable on a "catch up" basis if, at the end of a subsequent fiscal year, a specified cumulative adjusted EBITDA performance target is achieved. The annual and cumulative adjusted EBITDA performance targets are based on our long-term financial plans in existence at the time of grant. Accordingly, in each case at the time of grant, we believed those levels, while attainable, would require strong performance and execution.

For purposes of calculating the achievement of performance targets for our long-term equity incentive grants prior to March 2012, "EBITDA" means earnings before interest, taxes, depreciation and amortization plus transaction, management and/or similar fees paid to KKR and/or its affiliates. In addition, the Board is required to fairly and appropriately adjust the calculation of EBITDA to reflect, to the extent not contemplated in our financial plan, the following: acquisitions, divestitures, any change required by generally accepted accounting principles ("GAAP") relating to share-based compensation or for other changes in GAAP promulgated by accounting standard setters that, in each case, the Board in good faith determines require adjustment to the EBITDA performance metric we use for our long-term equity incentive program. Adjustments to EBITDA for purposes of calculating performance targets for our long-term equity incentive program may not in all circumstances be identical to adjustments to EBITDA for other purposes, including the covenants contained in our principal financial agreements. Accordingly, comparability of such measures is limited.

All performance-based options and 80% of the time-based options granted to the named executive officers prior to 2012, except for those granted to Mr. Vasos, are vested. We have surpassed the cumulative adjusted EBITDA performance targets through fiscal 2011, and we anticipate surpassing the cumulative adjusted EBITDA performance target through fiscal 2012, for Mr. Vasos' options.

Over the last two years, the Committee has worked with its consultant and management to develop a new long-term equity incentive structure that is more in line with typical public company equity structures. The new structure was finalized and implemented in March 2012. Under the new program, each of the named executive officers (other than Ms. Guion) received a grant of time-based stock options and a grant of performance share units. The combination of time and performance-based vesting criteria is designed to compensate executives for long-term commitment to us, while motivating sustained increases in our shareholder value and financial performance.

Consistent with our compensation philosophy and objectives, the Committee believes that the value of the long-term equity awards should approximate the median values of our competitive market. As a result, the value of the long-term incentive awards was determined based on the long-term equity target values of our 2012 market comparator group. The market value for each named executive officer's position other than the CEO was blended to establish a single long-term incentive value on which awards are based for all named executive officers other than the CEO. This blending practice is similar to that which we used in establishing the short-term cash incentive where the targets for each of the named executive officers' positions (other than the CEO) are also the same.

The long-term incentive values were awarded 75% in time-based stock options and 25% in performance share units recognizing that splits between performance and time-based awards and between options and units are common within our 2012 market comparator group. The Committee believes this is the appropriate allocation to achieve both the retention and incentive goals of the awards. The actual number of stock options and performance share units awarded were determined by applying a Black Scholes formula provided by Meridian to the selected long-term incentive values.

The options will vest 25% on each of the first four anniversaries of the grant date, subject to the executive officer's continued employment with us and certain accelerated vesting provisions.

The performance share units awarded are equal to a target number of performance share units that can be earned if certain performance measures are achieved during the performance period (which is fiscal year 2012) and if certain additional vesting requirements are met. The performance measures are goals related to adjusted EBITDA (weighted 90%) and adjusted ROIC (weighted 10%) as established by the Committee on the grant date, using the same adjusted EBITDA/ROIC-based performance criteria used to determine performance under the Teamshare program discussed under "Short-Term Cash Incentive Plan" above. The number of performance share units earned will vary between 0% and 200% of the target number based on actual performance compared to target performance on the same graduated scale that determines incentive payouts under our Teamshare program discussed above. One-third of the performance share units earned based on 2012 financial performance will vest on the last day of the one-year performance period, and the remaining two-thirds of the performance share units will vest on the second and third anniversaries of the grant date, subject to the officer's continued employment with us and certain accelerated vesting provisions. All vested performance share units will be settled in shares of our common stock.

In addition, in March 2012 the Committee awarded Mr. Dreiling a retention grant of 326,037 performance-based restricted shares of our common stock which he can earn if certain earnings per share ("EPS") performance targets are met for fiscal years 2014 and 2015. This award is designed to retain Mr. Dreiling, whose 2008 stock option award is anticipated to fully vest, and whose transfer restrictions on shares of our common stock are scheduled to expire, in July 2012, while simultaneously incenting him to continue to drive superior financial performance. In structuring the award, the Committee reviewed retention grant practices of the 2012 market comparator group and determined that a grant value equivalent to 1.5 times the value of the annual long-term incentive award would approximate the median range of retention grants awarded by the market comparator group. The EPS goals were established by the Committee on the grant date based upon EPS forecasts contained in our long-term strategic plan. Half of the performance-based restricted stock will vest after the end of our 2014 fiscal year if the EPS goal for that year is achieved, and the other half will vest after the end of our 2015 fiscal year if the EPS goal for that year is achieved, in each case subject to continued employment with us and certain accelerated vesting provisions. For purposes of calculating the achievement of the EPS targets for each of 2014 and 2015, EPS shall be calculated as the quotient of (x) net income earned in the applicable fiscal year (as calculated in accordance with generally accepted accounting principles applicable to the Company at the relevant time), with such net income calculation to exclude the items identified below, by (y) the weighted average number of shares of our common stock outstanding during the applicable fiscal year. The net income calculation will exclude the impact of the items that are excluded from the EBITDA calculation for Teamshare purposes identified above under "Short-Term Cash Incentive Program" except that adjustments relating to any tax, legislation or accounting changes enacted after the beginning of the 2012 fiscal year must be material and demonstrable and must not have been contemplated in our 2012-2016 financial plan.

Benefits and Perquisites. Along with certain benefits offered to named executive officers on the same terms that are offered to all of our salaried employees (such as health and welfare benefits and matching contributions under our 401(k) plan), we provide our named executive officers with certain additional benefits and perquisites for retention and recruiting purposes, to promote tax efficiency for such persons, and to replace benefit opportunities lost due to regulatory limits. We also provide named executive officers with benefits and perquisites as additional forms of compensation that we believe to be consistent and competitive with benefits and perquisites provided to executives with similar positions in our market comparator group and in our industry.

The named executive officers have the opportunity to participate in the Compensation Deferral Plan (the "CDP") and, other than Mr. Vasos, the defined contribution Supplemental Executive Retirement Plan (the "SERP", and together with the CDP, the "CDP/SERP Plan"). SERP participation is not available to persons to whom employment offers are made after May 28, 2008, including Mr. Vasos.

We provide each named executive officer a life insurance benefit equal to 2.5 times his or her base salary up to a maximum of $3 million. We pay the premiums and gross up each named executive officer's income to pay the tax costs associated with this benefit. We also provide each named executive officer a disability insurance benefit that provides income replacement of 60% of base salary up to a maximum monthly benefit of $20,000. We pay the cost of this benefit and gross up such executive's income to pay the tax costs associated with the premiums for this benefit to the extent necessary to provide a comparable cost for this benefit to the named executive officer as the cost applicable to all salaried employees.

We also provide a relocation assistance program to named executive officers under a policy applicable to officer-level employees, which policy is similar to that offered to certain other employees. In 2011, we did not incur any relocation expenses for any named executive officer in accordance with this policy. The significant differences between the relocation assistance available to officers from the relocation assistance available to non-officers are as follows:

- We provide a pre-move allowance of 5% of the officer's annual base salary capped at $10,000 ($5,000 cap for other employees).
- We provide home sale assistance by offering to purchase the officer's prior home at an independently determined appraised value if it is not sold to an outside buyer.
- We reimburse officers for all reasonable and customary home purchase closing costs (other employees are capped at 2% of the purchase price with a maximum of $2,500) except for loan origination fees which are limited to 1%.
- We provide 60 days of temporary living expenses (30 days for all other employees), excluding the cost of food.

We provide through a third party a personal financial and advisory service benefit to the named executive officers, including financial planning, estate planning and tax preparation services, in an annual amount of up to $20,000 per person (plus an individual tax gross-up and payment of the advisor's related travel expenses). The program reduces the amount of time and attention that executives must spend on these matters, furthering their ability to focus on their responsibilities to us, and maximizes the executive's net financial reward of compensation received from us.

Mr. Dreiling is entitled to certain additional perquisites as a result of the terms of his employment agreement with us, including:

- Personal use of our plane for 80 hours per year or a greater number of hours specified by the Committee.
- Payment of monthly membership fees and costs related to his membership in professional clubs selected by him, grossed-up for any taxes (to date, Mr. Dreiling has not availed himself of this right).

- Payment of the premiums on certain personal long-term disability insurance policies (which was also required under the prior agreement).
- Reimbursement of reasonable legal fees, up to $15,000 and grossed up for all federal and state income and employment taxes (and for such taxes on such gross-up payment) to the extent any such amount is taxable to Mr. Dreiling, incurred by him in connection with any legal consultation regarding the amended employment agreement.

Severance Arrangements

As noted above, we have an employment agreement with each of our named executive officers that, among other things, provides for such executive's rights upon a termination of employment. We believe that reasonable severance benefits are appropriate to protect the named executive officer against circumstances over which he or she does not have control and as consideration for the promises of non-disclosure, non-competition, non-solicitation and non-interference that we require in our employment agreements. A change in control, by itself, does not trigger any severance provision applicable to our named executive officers, except for the provisions related to long-term equity incentives under our 2007 Stock Incentive Plan.

Retirement Agreement with Ms. Guion

Ms. Guion intends to retire from employment with the Company effective July 31, 2012 (the "Retirement Date"). We entered into a Retirement Agreement with Ms. Guion, dated as of July 20, 2011 (the "Retirement Agreement"), in order to set forth the terms of her employment through the Retirement Date, the transition of her current duties, and her role and responsibilities with the Company through the Retirement Date. Key compensatory provisions of the Retirement Agreement include:

- Through the Retirement Date, and except as otherwise provided in the Retirement Agreement, Ms. Guion will maintain her current base salary, retain coverage under all employee benefit plans, and be entitled to all welfare, pension and fringe benefits to which she was entitled immediately prior to the date of the Retirement Agreement.
- Ms. Guion is not eligible to participate in any Company bonus program, including Teamshare, for fiscal year 2012, nor is she eligible to receive equity grants in 2012.
- Promptly following the Retirement Date, Ms. Guion will receive (i) any unpaid base salary accrued through the Retirement Date and (ii) the amount of any unreimbursed business expenses incurred in accordance with our policy prior to the Retirement Date. She shall also be entitled to any other vested and accrued benefits under our CDP/SERP and 401(k) plan.
- We will continue to provide to Ms. Guion the financial planning perquisite through April 15, 2013.
- Ms. Guion's July 6, 2007 Stock Option Agreement will be amended effective as of the Retirement Date, if she remains employed through the Retirement Date, to allow exercise of the outstanding vested options at any time through July 31, 2015.
- Ms. Guion's July 6, 2007 Management Stockholder's Agreement will terminate effective as of the Retirement Date if Ms. Guion remains employed through the Retirement Date.

Proxy

Considerations Associated with Regulatory Requirements

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to any publicly held corporation for individual compensation over $1 million paid in any taxable year to each of the persons who were, at the end of the fiscal year, Dollar General's CEO or one of the other named executive officers (other than our Chief Financial Officer). Section 162(m) specifically exempts certain performance-based compensation from the deduction limit.

If our CNG Committee determines that our shareholders' interests are best served by the implementation of compensation policies that are affected by Section 162(m), our policies will not restrict the Committee from exercising discretion to approve compensation packages even though that flexibility may result in certain non-deductible compensation expenses.

We believe that our 2007 Stock Incentive Plan currently satisfies, and if Proposal 2 is approved, will continue to satisfy the requirements of Section 162(m), so that compensation expense realized in connection with stock options and stock appreciation rights, if any, and in connection with performance-based restricted stock and restricted stock unit awards, if any, will be deductible. However, restricted stock or restricted stock units granted to executive officers that solely vest over time are not "performance-based compensation" under Section 162(m), so that compensation expense realized in connection with those time-vested awards to executive officers covered by Section 162(m) will not be deductible by Dollar General.

In addition, any salary, signing bonuses or other annual compensation paid or imputed to the executive officers covered by Section 162(m) that causes non-performance-based compensation to exceed the $1 million limit will not be deductible by Dollar General.

The Committee administers our executive compensation program with the good faith intention of complying with Section 409A of the Internal Revenue Code, which relates to the taxation of nonqualified deferred compensation arrangements.

Compensation Committee Report

The CNG Committee of our Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and, based on such review and discussions, the CNG Committee recommended to the Board that the Compensation Discussion and Analysis be included in this document.

This report has been furnished by the members of the CNG Committee:

- Michael M. Calbert, Chairman
- Raj Agrawal
- Warren F. Bryant
- Adrian Jones
- William C. Rhodes, III

The above Compensation Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Dollar General filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Dollar General specifically incorporates this report by reference therein.

Summary Compensation Table

The following table summarizes compensation paid to or earned by our named executive officers in each of fiscal 2011, fiscal 2010 and fiscal 2009. We have omitted from this table the columns for Bonus, Stock Awards, and Change in Pension Value and Nonqualified Deferred Compensation Earnings as no amounts are required to be reported in such columns for any named executive officer.



Proxy

Name and Principal Position(1)	Year	Salary ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)	Total ($)
Richard W. Dreiling,	2011	1,196,947	—	1,850,386	785,036(5)	3,832,369
Chairman &	2010	1,143,231	1,193,210	2,186,595	640,293	5,163,329
Chief Executive Officer	2009	1,100,876	—	2,434,924	887,800	4,423,600
David M. Tehle,	2011	658,356	—	506,906	220,278(6)	1,385,540
Executive Vice President &	2010	642,299	—	638,125	219,450	1,499,874
Chief Financial Officer	2009	626,884	—	888,258	278,263	1,793,405
Kathleen R. Guion,	2011	636,614	124,446	490,165	198,993(7)	1,450,218
Executive Vice President,	2010	621,087	—	617,050	186,561	1,424,698
Strategic Planning & Real Estate	2009	606,180	—	858,922	247,206	1,712,308
Todd J. Vasos,	2011	636,614	—	490,165	71,712(8)	1,198,491
Executive Vice President,	2010	618,855	—	617,050	57,839	1,293,744
Division President, Chief	2009	595,023	—	840,021	91,609	1,526,653
Merchandising Officer						
Susan S. Lanigan,	2011	530,326	—	414,102	122,171(9)	1,066,599
Executive Vice President &						
General Counsel						

(1) Ms. Guion served as our Executive Vice President, Division President, Store Operations & Store Development until January 2012, at which time she assumed her current role. Ms. Lanigan joined Dollar General in July 2002 but was not a named executive officer for fiscal 2010 or fiscal 2009.

(2) All named executive officers deferred under the CDP and contributed to our 401(k) Plan a portion of their fiscal 2011 and fiscal 2010 salaries reported above. Each of Mr. Dreiling, Mr. Tehle and Ms. Guion deferred under the CDP a portion of his or her fiscal 2009 salary reported above and, along with Mr. Vasos, contributed to our 401(k) Plan a portion of his or her fiscal 2009 salary reported above. The amounts of the fiscal 2011 salary deferrals under the CDP are included in the Nonqualified Deferred Compensation Table.

(3) The amount reported for Mr. Dreiling represents the aggregate grant date fair value of stock options awarded to him in the fiscal year indicated, computed in accordance with FASB ASC Topic 718. The amount reported for Ms. Guion represents, with respect to stock options awarded to her in 2007, the incremental fair value computed in accordance with FASB ASC Topic 718 resulting from a deemed modification of such options as a result of our commitment to extend the period of time in which she may exercise outstanding options that are vested as of her July 31, 2012 retirement date. We are not obligated to provide this additional time for Ms. Guion to exercise such options unless and until she remains employed with us through her retirement date. This extended exercise period does not extend beyond the original term of such options. Information regarding assumptions made in the valuation of these awards is set forth in Note 11 of the annual consolidated financial statements in our 2011 Form 10-K.

(4) Represents amounts earned pursuant to our Teamshare bonus program for each fiscal year reported. See the discussion of the "Short-Term Cash Incentive Plan" in "Compensation Discussion and Analysis" above. Ms. Guion deferred 6% of her fiscal 2011 bonus payments and 5% of each of her fiscal 2010 and fiscal 2009 bonus payments under the CDP.

(5) Includes $320,982 for our contribution to the SERP and $47,358 and $12,477, respectively, for our match contributions to the CDP and the 401(k) Plan; $10,141 for tax gross-ups related to the financial and estate planning perquisite, $10,508 for tax gross-ups related to life and disability insurance premiums, and $704 for other miscellaneous tax gross-ups related to perquisites; $7,775 for premiums paid under personal portable long-term disability policies; $5,005 for premiums paid under our life and disability insurance programs; and $370,086 which represents the aggregate incremental cost of providing certain perquisites, including $333,406 for costs associated with personal airplane usage, $21,298 for costs associated with financial and estate planning services, and other amounts which individually did not equal or exceed the greater of $25,000 or 10% of total perquisites, including expenses related to attendance by Mr. Dreiling and his guests at entertainment events, a directed charitable donation, event participation, appreciation and other nominal gifts, and minimal incremental entertainment expenses incurred by Mr. Dreiling's spouse while accompanying him on Dollar General business. The aggregate incremental cost related to the personal airplane usage was calculated using costs we would not have incurred but for the personal usage (including costs incurred as a result of "deadhead" legs of personal flights), including fuel costs, variable maintenance costs, crew expenses, landing, parking and other associated fees, supplies and catering costs, as well as plane lease costs incurred while our plane was undergoing mandatory maintenance.

(6) Includes $123,038 for our contribution to the SERP and $20,601 and $12,314, respectively, for our match contributions to the CDP and the 401(k) Plan; $10,141 for tax gross-ups related to the financial and estate planning perquisite, $6,122 for tax gross-ups related to life and disability insurance premiums, and $894 for other miscellaneous tax gross-ups related to perquisites; $3,447 for premiums paid under our life and disability insurance programs; and $43,721 which represents the aggregate incremental cost of providing certain perquisites, including $20,450 for financial and estate planning services, and other amounts which individually did not equal or exceed the greater of $25,000 or 10% of total perquisites, including expenses related to attendance by Mr. Tehle and his guests at entertainment events, a directed donation to charity, minimal costs associated with personal airplane usage, event participation, holiday, appreciation and other nominal gifts, and minimal incremental entertainment expenses incurred by Mr. Tehle's spouse while accompanying him on Dollar General business.

(7) Includes $93,927 for our contribution to the SERP and $19,516 and $12,312, respectively, for our match contributions to the CDP and the 401(k) Plan; $10,141 for tax gross-ups related to the financial and estate planning perquisite, $8,734 for tax gross-ups related to life and disability insurance premiums, $6,411 for tax gross-ups related to retirement gifts, and $1,377 for other miscellaneous tax gross-ups related to perquisites; $3,977 for premiums paid under our life and disability insurance programs; and $42,598 which represents the aggregate incremental cost of providing certain perquisites, including $20,321 for financial and estate planning services, and other amounts which individually did not equal or exceed the greater of $25,000 or 10% of total perquisites, including gifts provided to Ms. Guion in connection with her upcoming retirement, a directed donation to charity, event participation, holiday, appreciation and other nominal gifts, an airline club fee and minimal incremental travel and entertainment expenses incurred by Ms. Guion's spouse while accompanying her on Dollar General business.

(8) Includes $19,516 and $12,179, respectively, for our match contributions to the CDP and the 401(k) Plan; $6,358 for tax gross-ups related to the financial and estate planning perquisite, $2,451 for a tax gross-up related to life insurance premiums, and $731 for other miscellaneous tax gross-ups related to perquisites; $1,010 for premiums paid under our life insurance program; and $29,467 which represents the aggregate incremental cost of providing certain perquisites, including $20,181 for financial and estate planning services, and other amounts which individually did not equal or exceed the greater of $25,000 or 10% of total perquisites, including expenses related to attendance by Mr. Vasos and his guests at entertainment events, event participation, holiday, appreciation and other nominal gifts, and minimal incremental travel and entertainment expenses incurred by Mr. Vasos' guest while accompanying him on Dollar General business.

(9) Includes $45,102 for our contribution to the SERP and $14,024 and $12,304, respectively, for our match contributions to the CDP and the 401(k) Plan; $10,141 for tax gross-ups related to the financial and estate planning perquisite, $2,309 for tax gross-ups related to life and disability insurance premiums, and $734 for other miscellaneous tax gross-ups related to perquisites; $2,695 for premiums paid under our life and disability insurance programs; and $34,862 which represents the aggregate incremental cost of providing certain perquisites, including $20,464 for financial and estate planning services, and other amounts which individually did not equal or exceed the greater of $25,000 or 10% of total perquisites, including expenses related to attendance by Ms. Lanigan and her guests at entertainment events, a directed donation to charity, event participation, holiday, appreciation and other nominal gifts, and minimal incremental entertainment expenses incurred by Ms. Lanigan's spouse while accompanying her on Dollar General business.

Grants of Plan-Based Awards in Fiscal 2011

The table below sets forth each named executive officer's annual Teamshare bonus opportunity for fiscal 2011. Actual bonus amounts earned by each named executive officer for fiscal 2011 are set forth in the Summary Compensation Table above and represent prorated payments on a graduated scale for financial performance above the target performance levels, but at or below the maximum payout cap. See "Short-Term Cash Incentive Plan" in "Compensation Discussion and Analysis" above for discussion of the fiscal 2011 Teamshare program.

We did not make any equity awards to our named executive officers in fiscal 2011. Accordingly, we have omitted from this table all columns pertaining to equity grants except for the Grant Date Fair Value column which reports the incremental fair value of stock option awards granted to Ms. Guion prior to 2011 but considered to have been modified in 2011 for purposes of FASB ASC Topic 718.

	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards
Name	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**($)(1)**
Mr. Dreiling	784,209	1,568,419	5,000,000	—
Mr. Tehle	214,831	429,662	5,000,000	—
Ms. Guion	207,736	415,472	5,000,000	—
	—	—	—	124,446
Mr. Vasos	207,736	415,472	5,000,000	—
Ms. Lanigan	175,500	351,000	5,000,000	—

(1) In connection with Ms. Guion's planned retirement on July 31, 2012, she entered into a retirement agreement with us pursuant to which we agreed to amend her stock option agreement pertaining to options granted in 2007 to allow her additional time in which to exercise such options to the extent they are vested as of her July 31, 2012 retirement date. The amendment to the stock option agreement is not effective unless and until Ms. Guion remains employed by us through her retirement date. The extended exercise period will not extend beyond the original term of such options. The amount reported in this column represents the incremental fair value of the award on the date it is considered to have been modified, computed in accordance with FASB ASC Topic 718.

Outstanding Equity Awards at 2011 Fiscal Year-End

The table below sets forth information regarding awards granted under our 2007 Stock Incentive Plan and held by our named executive officers as of the end of fiscal 2011. We have omitted the columns pertaining to stock awards because they are inapplicable. The exercise prices set forth in the table below reflect an adjustment made in connection with a special dividend paid to our shareholders in September 2009 to reflect the effects of such dividend on such options, as required by the terms of such options. In October 2009, we completed a reverse split of 1 share for each 1.75 shares of common stock outstanding. The exercise prices of, and number of shares outstanding under, our equity awards existing at the time of the reverse stock split were retroactively adjusted to reflect the reverse stock split and are reflected in the table below.

	Option Awards				
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**
Mr. Dreiling	362,033(1)	142,857(1)	—	7.9975	07/06/2017
	428,571(2)	—	—	7.9975	07/06/2017
	100,000(3)	—	—	29.38	04/23/2020
Mr. Tehle	134,743(1)	62,857(1)	—	7.9975	07/06/2017
	188,571(2)	—	—	7.9975	07/06/2017
Ms. Guion	100,965(1)	50,000(1)	—	7.9975	07/06/2017
	150,000(2)	—	—	7.9975	07/06/2017
Mr. Vasos	113,383(1)	100,000(1)	—	7.9975	12/19/2018
	150,000(4)	—	91,667(4)	7.9975	12/19/2018
Ms. Lanigan	80,972(1)	38,571(1)	—	7.9975	07/06/2017
	115,713(2)	—	—	7.9975	07/06/2017

(1) These options are part of a grant of time-based options scheduled to vest 20% per year on each of the first five anniversaries of (a) July 6, 2007 (in the case of all listed officers other than Mr. Vasos) or (b) December 1, 2008 (in the case of Mr. Vasos); in each case subject to certain accelerated vesting provisions as described in "Potential Payments upon Termination or Change in Control" below.

(2) These options are part of a grant of performance-based options scheduled to vest 20% per year on each of February 1, 2008, January 30, 2009, January 29, 2010, January 28, 2011 and February 3, 2012 if we achieve specific annual adjusted EBITDA-based targets for the applicable fiscal year, all of which have been achieved.

(3) These options vested on April 23, 2011.

(4) These options are part of a grant of performance-based options scheduled to vest (a) as to 8,333 shares on January 30, 2009, 50,000 shares on each of January 29, 2010, January 28, 2011, February 3, 2012 and February 1, 2013, and 41,667 shares on January 31, 2014, if we achieve specific annual adjusted EBITDA-based targets for the applicable fiscal year; or (b) on a "catch up" basis if an applicable cumulative adjusted EBITDA-based target is achieved at the end of fiscal year 2012, 2013 or 2014. These options are subject to certain accelerated vesting provisions as described in "Potential Payments upon Termination or Change in Control" below. We achieved the annual financial targets for each of the 2009, 2010 and 2011 fiscal years, and a portion (417 shares) of the options reported as exercisable vested on an accelerated basis on December 14, 2010.

Option Exercises and Stock Vested During Fiscal 2011

We have omitted the columns pertaining to stock awards because they are inapplicable.

Name	Option Awards	
	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)
Mr. Dreiling	495,109	14,056,152
Mr. Tehle	205,945	6,158,687
Ms. Guion	162,676	4,811,072
Mr. Vasos	44,950	1,421,881
Ms. Lanigan	126,531	3,745,689

(1) Represents the gross number of shares acquired upon exercise of options.

(2) Value realized is calculated by multiplying the gross number of options exercised by the difference between the closing market price of our common stock on the date of exercise and the exercise price.

Pension Benefits Fiscal 2011

We have omitted the Pension Benefits table as it is inapplicable.

Nonqualified Deferred Compensation Fiscal 2011

Information regarding each named executive officer's participation in our CDP/SERP Plan is included in the following table. The material terms of the CDP/SERP Plan are described after the table. Please also see "Benefits and Perquisites" in "Compensation Discussion and Analysis" above. We have omitted from this table the column pertaining to aggregate withdrawals/distributions during the fiscal year because it is inapplicable.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Balance at Last FYE ($)(4)
Mr. Dreiling	59,847	368,340	50,462	1,273,669
Mr. Tehle	32,918	143,639	(171)	1,103,508
Ms. Guion	68,854	113,443	44,395	1,215,496
Mr. Vasos	34,494	19,516	1,625	58,230
Ms. Lanigan	26,516	59,126	27,217	587,458

(1) Of the amounts reported, the following are reported as "Salary" for 2011 in the Summary Compensation Table: Mr. Dreiling ($59,847); Mr. Tehle ($32,918); Ms. Guion ($31,831); Mr. Vasos ($34,494); and Ms. Lanigan ($26,516).

(2) Reported as "All Other Compensation" in the Summary Compensation Table.

(3) The amounts shown are not reported in the Summary Compensation Table because they do not represent above-market or preferential earnings.

(4) Of the amounts reported, the following were previously reported as compensation to the named executive officer for years prior to 2011 in a Summary Compensation Table: Mr. Dreiling ($716,675); Mr. Tehle ($799,719); Ms. Guion ($855,390); Mr. Vasos ($2,598); and Ms. Lanigan ($109,832).

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Pursuant to the CDP, each named executive officer may annually elect to defer up to 65% of base salary if his or her compensation is in excess of the limit set forth in Section 401(a)(17) of the Internal Revenue Code, and up to 100% of bonus pay if his or her compensation equals or exceeds the highly compensated limit under Section 414(q)(1)(B) of the Internal Revenue Code. We currently match base pay deferrals at a rate of 100%, up to 5% of annual salary, with annual salary offset by the amount of match-eligible salary under the 401(k) plan. All named executive officers are 100% vested in all compensation and matching deferrals and earnings on those deferrals.

Pursuant to the SERP, we make an annual contribution equal to a certain percentage of a participant's annual salary and bonus to all participants who are actively employed in an eligible job grade on January 1 and continue to be employed as of December 31 of a given year. Persons hired after May 27, 2008 (the "Eligibility Freeze Date"), including Mr. Vasos, are not eligible to participate in the SERP. The contribution percentage is based on age, years of service and job grade. The fiscal 2011 contribution percentage for each eligible named executive officer was 9.5% for Mr. Dreiling and Mr. Tehle, 7.5% for Ms. Guion, and 4.5% for Ms. Lanigan.

As a result of our 2007 merger, which constituted a change-in-control under the CDP/SERP Plan, all previously unvested SERP amounts vested on July 6, 2007. For newly eligible SERP participants after July 6, 2007 but prior to the Eligibility Freeze Date, SERP amounts vest at the earlier of the participant's attainment of age 50 or the participant's being credited with 10 or more "years of service", or upon termination of employment due to death or "total and permanent disability" or upon a "change-in-control", all as defined in the CDP/SERP Plan. See "Potential Payments upon Termination or Change in Control as of February 3, 2012—Payments After a Change in Control" below for a general description of our change in control arrangements.

The amounts deferred or contributed to the CDP/SERP Plan are credited to a liability account, which is then invested at the participant's option in an account that mirrors the performance of a fund or funds selected by the CNG Committee or its delegate. Beginning on August 2, 2008, these funds are identical to the funds offered in our 401(k) Plan.

A participant who ceases employment with at least 10 years of service or after reaching age 50 and whose CDP account balance or SERP account balance exceeds $25,000 may elect for that account balance to be paid in cash by (a) lump sum, (b) monthly installments over a 5, 10 or 15-year period or (c) a combination of lump sum and installments. Otherwise, payment is made in a lump sum. The vested amount will be payable at the time designated by the Plan upon the participant's termination of employment. A participant's CDP/SERP benefit normally is payable in the following February if employment ceases during the first 6 months of a calendar year or is payable in the following August if employment ceases during the last 6 months of a calendar year. However, participants may elect to receive an in-service lump sum distribution of vested amounts credited to the CDP account, provided that the date of distribution is no sooner than 5 years after the end of the year in which the amounts were deferred. In addition, a participant who is actively employed may request an "unforeseeable emergency hardship" in-service lump sum distribution of vested amounts credited to the participant's CDP account. Account balances are payable in cash.

As a result of our 2007 merger, the CDP/SERP Plan liabilities through July 6, 2007 were fully funded into an irrevocable rabbi trust. We also funded into the rabbi trust deferrals into the CDP/SERP Plan between July 6, 2007 and October 15, 2007. All CDP/SERP Plan liabilities incurred on or after October 15, 2007 are unfunded.

Potential Payments upon Termination or Change in Control as of February 3, 2012

The tables below reflect potential payments to each of our named executive officers in various termination and change in control scenarios based on compensation, benefit, and equity levels in effect on, and assuming the scenario was effective as of, February 3, 2012. For stock valuations, we have used the closing price of our stock on the NYSE on February 3, 2012 ($41.94). The tables report only amounts that are increased, accelerated or otherwise paid or owed as a result of the applicable scenario and, as a result, exclude options and CDP/SERP Plan benefits that had vested prior to the event and earned but unpaid base salary through the employment termination date. The tables also exclude any amounts that are available generally to all salaried employees and do not discriminate in favor of our executive officers. The amounts shown are merely estimates. We cannot determine actual amounts to be paid until a termination or change in control scenario occurs.

Payments Upon Termination Due to Death or Disability

In the event of death or disability, with respect to each named executive officer:

- The portion of the time-based options that would have become exercisable on the next scheduled vesting date if the named executive officer had remained employed with us through that date will become vested and exercisable.
- The portion of the performance-based options that would have become exercisable in respect of the fiscal year in which the named executive officer's employment terminates if the named executive officer had remained employed with us through that date will remain outstanding through the date we determine whether the applicable performance targets are met for that fiscal year. If such performance targets are met, such portion of the performance-based options will become exercisable on such performance-vesting determination date. Otherwise, such portion will be forfeited.
- Except with respect to the options granted to Mr. Dreiling in April 2010, all otherwise unvested options will be forfeited, and vested options generally may be exercised (by the employee's survivor in the case of death) for a period of 1 year from the service termination date unless we purchase such vested options in total at the fair market value of the shares underlying the vested options less the aggregate exercise price of the vested options. The options granted to Mr. Dreiling in April 2010 are fully vested, and such vested options generally may be exercised (by his survivor in the case of death) for a period of 1 year from service termination, but are not subject to our right to purchase such vested options.

In the event of death, each named executive officer's beneficiary will receive payments under our group life insurance program in an amount, up to a maximum of $3 million, equal to 2.5 times the named executive officer's annual base salary. We have excluded from the tables below amounts that the named executive officer would receive under our disability insurance program since the same benefit level is provided to all of our salaried employees. The named executive officer's CDP/SERP Plan benefit also becomes fully vested (to the extent not already vested) upon his or her death and is payable in a lump sum within 60 days after the end of the calendar quarter in which the death occurs.

In the event of disability, each named executive officer's CDP/SERP Plan benefit becomes fully vested (to the extent not already vested) and is payable in a lump sum within 60 days after the end of the calendar quarter in which we receive notification of the disability determination by the Social Security Administration.

In the event Mr. Dreiling's employment terminates due to disability, he will also be entitled to receive any incentive bonus accrued for any of our previously completed fiscal years but unpaid as of his termination date, as well as a lump sum cash payment, payable at the time annual bonuses are paid to our other executives, equal to a pro rata portion of his annual incentive bonus, if any, that he would

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have been entitled to receive, if such termination had not occurred, for the fiscal year in which his termination occurred.

For purposes of the named executive officers' employment agreements, other than Mr. Dreiling's, "disability" means (1) the employee must be disabled for purposes of our long-term disability insurance plan or (2) the employee has an inability to perform the duties under the agreement in accordance with our expectations because of a medically determinable physical or mental impairment that (x) can reasonably be expected to result in death or (y) has lasted or can reasonably be expected to last longer than ninety (90) consecutive days. For purposes of Mr. Dreiling's employment agreement, "disability" means (1) he must be disabled for purposes of our long-term disability insurance plan or for purposes of his portable long-term disability insurance policy, or (2) if no such plan or policy is in effect or in the case of the plan, the plan is in effect but no longer applies to him, he has an inability to perform the duties under the agreement in accordance with our expectations because of a medically determinable physical or mental impairment that (x) can reasonably be expected to result in death or (y) has lasted or can reasonably be expected to last longer than ninety (90) consecutive days. For purposes of the CDP/SERP Plan, "disability" means total and permanent disability for purposes of entitlement to Social Security disability benefits. For purposes of each named executive officer's stock option agreement(s), "disability" has the same definition as that which is set forth in such officer's employment agreement, or (for each named executive officer other than Mr. Dreiling) in the absence of such an agreement or definition, "disability" shall be as defined in our long-term disability plan.

Payments Upon Termination Due to Retirement

Retirement is not treated differently from any other voluntary termination without good reason (as defined under the relevant agreements, as discussed below under "Payments Upon Voluntary Termination") under any of our plans or agreements for named executive officers.

Payments Upon Voluntary Termination

The payments to be made to a named executive officer upon voluntary termination vary depending upon whether he or she resigns with or without "good reason" or after our failure to offer to renew, extend or replace his or her employment agreement under certain circumstances. "Good reason" generally means (as more fully described in the applicable employment agreement):

- a reduction in base salary or target bonus level;
- our material breach of the employment agreement;
- the failure of any successor to all or substantially all of our business and/or assets to expressly assume and agree to perform the employment agreement in the same manner and to the same extent that our Company would be required to perform if no such succession had taken place;
- our failure to continue any significant compensation plan or benefit without replacing it with a similar plan or a compensation equivalent (except, in the case of all named executive officers other than Mr. Dreiling, for across-the-board changes or terminations similarly affecting (1) at least 95% of all of our executives or (2) 100% of officers at the same grade level; in the case of Mr. Dreiling, for across-the-board changes or terminations similarly affecting at least 95% of all of our executives);
- relocation of our principal executive offices outside of the middle-Tennessee area or basing the officer anywhere other than our principal executive offices; or
- assignment of duties inconsistent, or the significant reduction of the title, powers and functions associated, with the named executive officer's position without his or her written

consent. For all named executive officers other than Mr. Dreiling, such acts will not constitute good reason if it results from our restructuring or realignment of duties and responsibilities for business reasons that leaves him or her at the same rate of base salary, annual target bonus opportunity, and officer level and with similar responsibility levels or results from his or her failure to meet pre-established and objective performance criteria.

No event (but in the case of Mr. Dreiling, no isolated, insubstantial and inadvertent event not in bad faith) will constitute "good reason" if we cure the claimed event within 30 days (10 business days in the case of Mr. Dreiling) after receiving notice from the named executive officer.

Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement. If any named executive officer resigns with good reason, all then unvested option grants held by that officer will be forfeited. Unless we purchase any then vested options in total at a price equal to the fair market value of the shares underlying the vested options, less the aggregate exercise price, the named executive officer generally may exercise vested options for the following periods from the termination date: 180 days in the case of options granted to Mr. Dreiling, Mr. Tehle, Ms. Guion and Ms. Lanigan on or before January 21, 2008; or 90 days in the case of options granted to Messrs. Dreiling and Vasos after January 21, 2008. We do not have a repurchase, or call, right with respect to the option granted to Mr. Dreiling in April 2010 and the shares underlying such option.

In the event any named executive officer (other than Mr. Dreiling) resigns under the circumstances described in (2) below, or in the event we fail to extend the term of Mr. Dreiling's employment as provided in (3) below, the relevant named executive officer's equity will be treated as described under "Voluntary Termination without Good Reason" below.

Additionally, if the named executive officer (1) resigns with good reason, or (2) in the case of named executive officers other than Mr. Dreiling, resigns within 60 days of our failure to offer to renew, extend or replace his or her employment agreement before, at or within 6 months after the end of the agreement's term (unless we enter into a mutually acceptable severance arrangement or the resignation is a result of the named executive officer's voluntary retirement or termination), or (3) in the case of Mr. Dreiling, in the event we elect not to extend his term of employment by providing 60 days prior written notice before the applicable extension date, then in each case the named executive officer will receive the following benefits generally on or beginning on the 60th day after termination of employment but contingent upon the execution and effectiveness of a release of certain claims against us and our affiliates in the form attached to the employment agreement:

- Continuation of base salary, as in effect immediately before the termination, for 24 months payable in accordance with our normal payroll cycle and procedures.
- A lump sum payment equal to 2 times the average percentage of the named executive officer's target bonus paid or to be paid to employees at the same job grade level as the named executive officer (if any) under the annual bonus program for officers for the 2 fiscal years immediately preceding the fiscal year in which the termination date occurs (for Mr. Dreiling, the bonus payment will equal 2 times his target bonus and will be payable over 24 months in equal installments in accordance with our normal payroll cycles and procedures).
- A lump sum payment equal to 2 times our annual contribution for the named executive officer's participation in our pharmacy, medical, dental and vision benefits program (in the case of Mr. Dreiling, these benefits instead will be in the form of a continuation of these benefits to him and his spouse and eligible dependents to the extent covered immediately prior to the employment termination, for 2 years from the termination date or, if earlier, until he is or becomes eligible for comparable coverage under the group health plans of a subsequent employer).

- Mr. Dreiling will receive a prorated bonus payment based on our performance for the fiscal year, paid at the time bonuses are normally paid for that fiscal year.
- Outplacement services for 1 year or, if earlier, until other employment is secured.

Note that any amounts owed to a named executive officer (other than Mr. Dreiling) in the form of salary continuation that would otherwise have been paid during the 60 day period after his or her employment termination will instead be payable in a single lump sum as soon as administratively practicable after the 60th day after such termination date and the remainder will be paid in the form of salary continuation payments as set forth above.

The named executive officer will forfeit any unpaid severance amounts upon a material breach of any continuing obligation under the employment agreement or the release (the "Continuing Obligations"), which include:

- The named executive officer must maintain the confidentiality of, and refrain from disclosing or using, our (a) trade secrets for any period of time as the information remains a trade secret under applicable law and (b) confidential information for a period of 2 years following the employment termination date.
- For a period of 2 years after the employment termination date, the named executive officer may not accept or work in a "competitive position" within any state in which we maintain stores at the time of his termination date or any state in which we have specific plans to open stores within 6 months of that date. For this purpose, "competitive position" means any employment, consulting, advisory, directorship, agency, promotional or independent contractor arrangement between the named executive officer and any person engaged wholly or in material part in the business in which we are engaged, including but not limited to Wal-Mart, Sam's Club, Target, Costco, K-Mart, Big Lots, BJ's Wholesale Club, Walgreens, Rite-Aid, CVS, Family Dollar Stores, Fred's, the 99 Cents Stores, and Dollar Tree Stores and (1) with respect to Mr. Dreiling and Mr. Vasos, Casey's General Stores and The Pantry, Inc. and (2) with respect to Mr. Vasos, Circle K and 7-11 Stores (Sam's Club, Big Lots, Walgreens, Rite-Aid and CVS are not specifically listed in Mr. Dreiling's employment agreement), or any person then planning to enter the deep discount consumable basics retail business, if the named executive officer is required to perform services for that person which are substantially similar to those he or she provided or directed at any time while employed by us.
- For a period of 2 years after the employment termination date, the named executive officer may not actively recruit or induce any of our exempt employees (exempt executives, in the case of Mr. Dreiling) to cease employment with us.
- For a period of 2 years after the employment termination date, the named executive officer may not solicit or communicate with any person who has a business relationship with us and with whom the named executive officer had contact while employed by us, if that contact would likely interfere with our business relationships or result in an unfair competitive advantage over us.
- The named executive officer may not engage in any communications to persons outside Dollar General which disparages Dollar General or interferes with our existing or prospective business relationships.

Voluntary Termination without Good Reason. If the named executive officer resigns without good reason, he or she will forfeit all unvested equity grants and all vested but unexercised options. If Ms. Guion remains employed through her scheduled July 31, 2012 retirement date, we have agreed to amend her stock option agreement at such time to allow her to exercise all vested but unexercised options for a period up to and including July 31, 2015. However, because SEC rules require us to prepare the tables below assuming a termination scenario as of February 3, 2012, if Ms. Guion had resigned without good reason at that time, she would have forfeited her vested options.

Payments Upon Involuntary Termination

The payments to be made to a named executive officer upon involuntary termination vary depending upon whether termination is with or without "cause". "Cause" generally means (as more fully described in the applicable employment agreement):

- Attendance at work in a state of intoxication or in possession of any prohibited drug or substance which would amount to a criminal offense;
- Assault or other act of violence;
- Any act (other than a de minimis act) involving fraud or dishonesty relating to the performance of the executive's duties (for Mr. Dreiling, in connection with the performance of his duties);
- Any material breach of any securities or other law or regulation or any Dollar General policy governing securities trading or inappropriate disclosure or "tipping" relating to any stock, security and investment;
- Any activity or public statement, other than as required by law, that prejudices Dollar General or our affiliates (specifically including, for Mr. Dreiling, any limited partner of any parent entity of Dollar General) or reduces our or our affiliates' good name and standing or would bring Dollar General or its affiliates into public contempt or ridicule; or
- Conviction of, or plea of guilty or *nolo contendere* to, any felony whatsoever or any misdemeanor that would preclude employment under our hiring policy.

For purposes of Mr. Tehle, Ms. Guion, Mr. Vasos and Ms. Lanigan, "cause" also means:

- Willful or repeated refusal or failure substantially to perform his or her material obligations and duties under his or her employment agreement or those reasonably directed by his or her supervisor, our CEO and/or the Board (except in connection with a Disability); or
- Any material violation of our Code of Business Conduct and Ethics.

Involuntary Termination for Cause. If the named executive officer is involuntarily terminated for cause, he or she will forfeit all unvested equity grants, as well as all vested but unexercised options.

Involuntary Termination without Cause. If the named executive officer is involuntarily terminated without cause, the named executive officer's equity grants will be treated, and her or she will receive the same severance payments and benefits, as described under "Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement" above.

Payments After a Change in Control

Upon a change in control (as defined under each applicable governing document), regardless of whether the named executive officer's employment terminates:

- Under the 2007 Stock Incentive Plan, (1) all time-vested options will vest and become immediately exercisable as to 100% of the shares subject to such options immediately prior to a change in control and (2) all performance-vested options will vest and become immediately exercisable as to 100% of the shares subject to such options immediately prior to a change in control if, as a result of the change in control, (x) investment funds affiliated with KKR realize a specified internal rate of return on 100% of their aggregate investment, directly or indirectly, in our equity securities (the "Sponsor Shares") and (y) the investment funds affiliated with KKR earn a specified cash return on 100% of the Sponsor Shares; provided, however, that in the event a change in control occurs in which more than 50% but less than 100% of our common stock or other voting securities or the common stock or other voting securities of Buck Holdings, L.P. is sold or otherwise disposed of, then the performance-vested options will become vested up to the same percentage of Sponsor Shares on which investment funds affiliated with KKR achieve a specified internal rate of return on their aggregate investment and earn a specified return on their Sponsor Shares.

- All CDP/SERP Plan benefits will become fully vested (to the extent not already vested).

If the named executive officer is involuntarily terminated without cause or resigns for good reason, he or she will receive the same severance payments and benefits as described above under "Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement."

If any payments or benefits in connection with a change in control (as defined in Section 280G of the Internal Revenue Code) would be subject to the "golden parachute" excise tax under federal income tax rules, we will pay an additional amount to the named executive officer to cover the excise tax and any other excise and income taxes resulting from this payment. However, other than with respect to Mr. Dreiling, if after receiving this payment the named executive officer's after-tax benefit would not be at least $50,000 more than it would be without this payment, then this payment will not be made and the severance and other benefits due to the named executive officer will be reduced so that the golden parachute excise tax is not incurred.

For purposes of the CDP/SERP Plan, a change in control generally is deemed to occur (as more fully described in the plan document):

- if any person (other than Dollar General or any of our employee benefit plans) acquires 35% or more of our voting securities (other than as a result of our issuance of securities in the ordinary course of business);
- if a majority of our Board members at the beginning of any consecutive 2-year period are replaced within that period without the approval of at least 2/3 of our Board members who served as directors at the beginning of the period; or
- upon the consummation of a merger, other business combination or sale of assets of, or cash tender or exchange offer or contested election with respect to, Dollar General if less than a majority of our voting securities are held after the transaction in the aggregate by holders of our securities immediately prior to the transaction.

For purposes of the treatment of equity discussed above, a change in control generally means (as more fully described in the Management Stockholder's Agreement between us and the named executive officers) one or a series of related transactions described below which results in us, KKR and its affiliates or an employee benefit plan referenced below ceasing to hold the ability to elect (or cause to be elected) a majority of our Board members:

- the sale of all or substantially all of the assets of Buck Holdings, L.P. or us and our subsidiaries to any person (or group of persons acting in concert), other than to (x) investment funds affiliated with KKR or its affiliates or (y) any employee benefit plan (or trust forming a part thereof) maintained by us, KKR or our respective affiliates or other person of which a majority of its voting power or other equity securities is owned, directly or indirectly, by us, KKR or our respective affiliates; or
- a merger, recapitalization or other sale by us, KKR (indirectly) or any of our respective affiliates, to a person (or group of persons acting in concert) of our common stock or our other voting securities that results in more than 50% of our common stock or our other voting securities (or any resulting company after a merger) being held, directly or indirectly, by a person (or group of persons acting in concert) that is not controlled by (x) KKR or its affiliates or (y) an employee benefit plan (or trust forming a part thereof) maintained by us, KKR or our respective affiliates or other person of which a majority of its voting power or other equity securities is owned, directly or indirectly, by us, KKR or our respective affiliates.


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Potential Payments to Named Executive Officers Upon Occurrence of Various Termination Events As of February 3, 2012

Name/Item	Death ($)	Disability ($)	Voluntary Without Good Reason ($)	Involuntary Without Cause or Voluntary with Good Reason ($)	Involuntary With Cause ($)	Change in Control ($)
Mr. Dreiling						
Option Vesting Due to Event	4,848,924	4,848,924	n/a	n/a	n/a	4,848,924
Cash Severance	—	1,850,386	n/a	7,400,176	n/a	7,400,176
Health Continuation(1)	n/a	25,274	n/a	25,274	n/a	25,274
Outplacement(2)	n/a	n/a	n/a	10,000	n/a	10,000
280(G) Excise Tax and Gross-Up	n/a	n/a	n/a	n/a	n/a	—
Life Insurance Proceeds	3,016,190	n/a	n/a	n/a	n/a	n/a
Total	**7,865,114**	**6,724,584**	—	**7,435,450**	—	**12,284,374**
Mr. Tehle						
Option Vesting Due to Event	2,133,524	2,133,524	n/a	n/a	n/a	2,133,524
Cash Severance	n/a	n/a	n/a	2,909,421	n/a	2,909,421
Health Payment	n/a	n/a	n/a	23,602	n/a	23,602
Outplacement(2)	n/a	n/a	n/a	10,000	n/a	10,000
280(G) Excise Tax and Gross-Up	n/a	n/a	n/a	n/a	n/a	—
Life Insurance Proceeds	1,652,545	n/a	n/a	n/a	n/a	n/a
Total	**3,786,069**	**2,133,524**	—	**2,943,023**	—	**5,076,547**
Ms. Guion						
Option Vesting Due to Event	1,697,125	1,697,125	n/a	n/a	n/a	1,697,125
Cash Severance	n/a	n/a	n/a	2,813,338	n/a	2,813,338
Health Payment	n/a	n/a	n/a	14,897	n/a	14,897
Outplacement(2)	n/a	n/a	n/a	10,000	n/a	10,000
280(G) Excise Tax and Gross-Up	n/a	n/a	n/a	n/a	n/a	—
Life Insurance Proceeds	1,597,970	n/a	n/a	n/a	n/a	n/a
All Other Compensation(3)	—	35,295	35,295	35,295	35,295	35,295
Total	**3,295,095**	**1,732,420**	**35,295**	**2,873,530**	**35,295**	**4,570,655**
Mr. Vasos						
Option Vesting Due to Event	3,394,250	3,394,250	n/a	n/a	n/a	6,505,657
Cash Severance	n/a	n/a	n/a	2,813,338	n/a	2,813,338
Health Payment	n/a	n/a	n/a	14,163	n/a	14,163
Outplacement(2)	n/a	n/a	n/a	10,000	n/a	10,000
280(G) Excise Tax and Gross-Up	n/a	n/a	n/a	n/a	n/a	1,727,260
Life Insurance Proceeds	1,597,970	n/a	n/a	n/a	n/a	n/a
Total	**4,992,220**	**3,394,250**	—	**2,837,501**	—	**11,070,418**
Ms. Lanigan						
Option Vesting Due to Event	1,309,196	1,309,196	n/a	n/a	n/a	1,309,196
Cash Severance	n/a	n/a	n/a	2,376,770	n/a	2,376,770
Health Payment	n/a	n/a	n/a	15,268	n/a	15,268
Outplacement(2)	n/a	n/a	n/a	10,000	n/a	10,000
280(G) Excise Tax and Gross-Up	n/a	n/a	n/a	n/a	n/a	—
Life Insurance Proceeds	1,350,000	n/a	n/a	n/a	n/a	n/a
Total	**2,659,196**	**1,309,196**	—	**2,402,038**	—	**3,711,234**

(1) Calculated as the combined Company and employee cost for the benefit option selected by Mr. Dreiling for 2012.

(2) Estimated based on the actual cost of outplacement services recently provided to other officers.

(3) Amounts represent $22,430 for a financial and estate planning perquisite that will be provided to Ms. Guion through April 15, 2013 and a tax gross-up of $12,865 on such perquisite.

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Compensation Committee Interlocks and Insider Participation

Each of Messrs. Agrawal, Bryant, Calbert, Jones and Rhodes was a member of our Compensation Committee during 2011. None of these persons was at any time during 2011 an officer or employee of Dollar General or any of our subsidiaries or an officer of Dollar General or any of our subsidiaries at any time prior to fiscal 2011. Messrs. Calbert and Agrawal, due to their relationships with KKR, and Mr. Jones, due to his relationship with Goldman, Sachs & Co., all of whom continue to serve on the CNG Committee, may be viewed as having an indirect material interest in certain of our relationships and transactions with KKR and Goldman, Sachs & Co. discussed under "Certain Transactions with Management and Others" above. Mr. Dreiling serves as a manager of Buck Holdings, LLC, for which Messrs. Calbert, Agrawal and Jones serve as managers.

Compensation Risk Considerations

In March 2010, our Compensation Committee, with the assistance of its compensation consultant and management, reviewed our compensation policies and practices for all employees, including executive officers, to assess the risks that may arise from our compensation programs. The assessment included a review of our compensation programs for certain design features which could potentially encourage excessive risk-taking or otherwise generate risk to Dollar General. As a result of that assessment, management and the Compensation Committee concluded, after considering the degree to which identified risk-aggravating factors were offset by risk-mitigating factors, that the net risks created by our overall compensation program were not reasonably likely to have a material adverse effect on Dollar General.

Throughout 2010 and 2011, the Committee continued to discuss risks pertaining to various compensation programs during meetings at which changes to any such programs were discussed as well as the risk mitigating or risk aggravating impact on the overall risks created by our compensation program. In addition, in November 2011 and again in March 2012 the Committee reviewed and discussed a management presentation analyzing changes to our compensation programs and determining that the risk profile identified in the March 2010 risk assessment has not significantly changed. As a result of these reviews and discussions, which included identification of further risk-mitigating factors, the Committee again determined that the net risks created by our overall compensation program are not reasonably likely to have a material adverse effect on Dollar General.

SECURITY OWNERSHIP

For purposes of the tables below, a person is a "beneficial owner" of a security over which that person has or shares voting or investment power or which that person has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, to our knowledge these persons have sole voting and investment power over the shares listed. Percentage computations are based on 338,417,840 shares of our common stock outstanding as of March 23, 2012.

Security Ownership of Certain Beneficial Owners

The following table shows the amount of our common stock beneficially owned as of March 23, 2012 by those known by us to beneficially own more than 5% of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Buck Holdings, L.P.(1)	181,172,991(1)	53.5%
T. Rowe Price Associates, Inc.(2)	18,440,008(2)	5.4%

(1) Based solely on Statements on Schedule 13G filed on February 14, 2012. Buck Holdings, L.P. ("Buck LP") directly holds 181,172,991 shares. The membership interests of Buck Holdings, LLC ("Buck LLC"), the general partner of Buck L.P., are held by a private investor group, including affiliates of KKR and Goldman, Sachs & Co. and other equity investors.

Each of KKR 2006 Fund L.P., KKR PEI Investments, L.P., 8 North America Investor L.P., Buck Co-Invest, LP and KKR Partners III, L.P. (collectively, the "KKR Funds") directly owns limited partnership interests in Buck LP with the majority of such interests held by KKR 2006 Fund, L.P. The sole general partner of the KKR 2006 Fund L.P. is KKR Associates 2006 L.P., and the sole general partner of KKR Associates 2006 L.P. is KKR 2006 GP LLC. The designated member of KKR 2006 GP LLC is KKR Fund Holdings L.P. The sole general partner of KKR PEI Investments, L.P. is KKR PEI Associates, L.P., and the sole general partner of KKR PEI Associates, L.P. is KKR PEI GP Limited. The sole shareholder of KKR PEI GP Limited is KKR Fund Holdings L.P. Messrs. Henry Kravis and George Roberts have also been designated as managers of KKR 2006 GP LLC by KKR Fund Holdings L.P. The sole general partner of 8 North America Investor L.P. is KKR Associates 8 NA L.P., and the sole general partner of KKR Associates 8 NA L.P. is KKR 8 NA Limited. The sole shareholder of KKR 8 NA Limited is KKR Fund Holdings L.P. Buck Holdings Co-Invest GP, LLC is the sole general partner of Buck Holdings Co-Invest, LP, and the managing member of Buck Holdings Co-Invest GP, LLC is KKR Associates 2006 L.P. The sole general partner of KKR Associates 2006 L.P. is KKR 2006 GP LLC. The designated member of KKR 2006 GP LLC is KKR Fund Holdings L.P. KKR III GP LLC is the sole general partner of KKR Partners III, L.P. The managers of KKR III GP LLC are Messrs. Kravis and Roberts. The general partners of KKR Fund Holdings L.P. are KKR Fund Holdings GP Limited and KKR Group Holdings L.P. The sole shareholder of KKR Fund Holdings GP Limited is KKR Group Holdings L.P. The sole general partner of KKR Group Holdings L.P. is KKR Group Limited. The sole shareholder of KKR Group Limited is KKR & Co. L.P. The sole general partner of KKR & Co. L.P. is KKR Management LLC. The designated members of KKR Management LLC are Messrs. Kravis and Roberts.

Each of KKR 2006 Fund L.P., KKR Associates 2006 L.P., KKR 2006 GP LLC, KKR Fund Holdings L.P., KKR Fund Holdings GP Limited, KKR Group Holdings L.P., KKR Group Limited, KKR & Co. L.P., KKR Management LLC, and Messrs. Kravis and Roberts may be deemed to share voting and investment power with respect to the shares beneficially owned by Buck LP but each has disclaimed beneficial ownership of such shares. The address for all entities noted above and for Mr. Kravis is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

The Goldman Sachs Group, Inc. ("GS Group") may be deemed to share voting power with respect to 39,286,793 shares held by Buck LP and investment power with respect to 39,295,898 shares held by Buck LP. Each of the following entities directly owns limited partnership interests in Buck LP and may be deemed to share voting and investment power with respect to the specified number of shares: GS Capital Partners VI Parallel, L.P. (3,992,139); GS Capital Partners VI GmbH & Co. KG (515,961); GS Capital Partners VI Fund, L.P. (14,517,769); GS Capital Partners VI Offshore Fund, L.P. (12,075,370); Goldman Sachs DGC Investors, L.P. (2,191,094); Goldman Sachs DGC Investors Offshore Holdings, L.P. (4,356,534) and GSUIG, LLC (1,636,909) (collectively, the "Investing Entities"). The shares held by the Investing Entities may be deemed to be beneficially owned by Goldman, Sachs & Co. The general partner, managing general partner or other manager of each of the Investing Entities is an affiliate of GS Group. Goldman, Sachs & Co. is a direct and indirect wholly-owned subsidiary of GS Group. Goldman, Sachs & Co. is the investment manager of certain of the Investing Entities. Each of the Investing Entities disclaims beneficial ownership of shares of common stock owned by Buck LP or by the other investors of Buck LP, except to the extent disclosed above. The address of each of the Investing Entities other than GS Capital Partners VI GmbH & Co. KG is c/o Goldman, Sachs & Co., 200 West Street 28th floor, New York, New York 10282. The address of GS Capital Partners VI GmbH & Co. KG is Messeturm, Friedrich-Ebert-Anlage 49 60323, Frankfurt/Main, Germany.

(2) Based solely on a Statement on Schedule 13G/A filed on February 8, 2012 by T. Rowe Price Associates, Inc. ("Price Associates"). These shares are owned by various individual and institutional investors for which Price Associates serves as investment advisor with voting and investment power over the shares. In its role as investment advisor, Price Associates had sole investment power with respect to all 18,440,008 shares, sole voting power with respect to 4,654,865 of the shares and no voting power with respect to 13,785,143 of the shares as of December 31, 2011. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such shares; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such shares. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

Security Ownership of Officers and Directors

The following table shows the amount of our common stock beneficially owned as of March 23, 2012 by our directors and named executive officers individually and by our directors and all of our executive officers as a group. Unless otherwise noted, these persons may be contacted at our executive offices.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Raj Agrawal(1)(2)(4)	2,775	*
Warren F. Bryant(2)(4)	7,792	*
Michael M. Calbert(1)(2)(4)	13,792	*
Adrian Jones(2)(3)(4)	3,792	*
William C. Rhodes, III(2)(4)	13,792	*
David B. Rickard(2)(4)	8,127	*
Richard W. Dreiling(4)(5)	1,539,838	*
David M. Tehle(4)	332,454	*
Kathleen R. Guion(4)	250,965	*
Todd J. Vasos(4)	267,695	*
Susan S. Lanigan(4)	196,685	*
All directors and executive officers as a group (15 persons)(1)(2)(3)(4)	3,093,054	*

* Denotes less than 1% of class.

(1) Messrs. Agrawal and Calbert are executives of KKR, which as discussed above under "Security Ownership of Certain Beneficial Owners" may be deemed to share investment and/or voting power with respect to the shares held by Buck LP. Messrs. Calbert and Agrawal disclaim beneficial ownership of any such shares.

(2) Excludes shares underlying certain restricted stock units held by each of the named holders, but over which they have no voting or investment power nor the right to acquire beneficial ownership within 60 days of March 23, 2012.

(3) Mr. Jones is a managing director of Goldman, Sachs & Co. As discussed above under "Security Ownership of Certain Beneficial Owners," the GS Group may be deemed to share investment and/or voting power with respect to certain shares held by Buck LP. Mr. Jones disclaims beneficial ownership of the shares owned directly or indirectly by the GS Group except to the extent of his pecuniary interest therein, if any. We also have been advised that Mr. Jones holds the shares reported in the table for the benefit of the GS Group.

(4) Includes the following number of shares underlying restricted stock units that are settleable within 60 days of March 23, 2012, over which the person will not have voting or investment power until the restricted stock units are settled: Mr. Bryant (763); Mr. Calbert (1,017); and Mr. Rickard (973). Also includes the following number of shares subject to options either currently exercisable or exercisable within 60 days of March 23, 2012 over which the person will not have voting or investment power until the options are exercised: each of Messrs. Agrawal, Bryant, Calbert, Jones and Rhodes (2,775); Mr. Rickard (2,654); Mr. Dreiling (890,604); Mr. Tehle (323,314); Ms. Guion (250,965); Mr. Vasos (263,383); Ms. Lanigan (196,685); and all current directors and executive officers as a group (2,374,700). The shares described in this note are considered outstanding for the purpose of computing the percentage of outstanding stock owned by each named person and by the group, but not for the purpose of computing the percentage ownership of any other person.

(5) Includes 326,037 shares of performance-based restricted common stock over which Mr. Dreiling possesses voting power but will not possess investment power until such time as such shares may vest upon achievement of certain performance targets.

PROPOSAL 2:
VOTE REGARDING THE AMENDED AND RESTATED 2007 STOCK INCENTIVE PLAN

What are shareholders being asked to approve?

Our Board of Directors is asking you to approve our Amended and Restated 2007 Stock Incentive Plan, along with the material terms of the performance-based compensation under the plan for purposes of compensation deductibility under Internal Revenue Code Section 162(m). In this proxy statement, we sometimes refer to this amended and restated plan as the "2007 Stock Incentive Plan." On November 30, 2011, upon the recommendation of our Compensation Committee, our Board of Directors approved the plan described in this proposal, subject to shareholder approval at the annual meeting. The plan will not become effective unless and until it is approved by shareholders. A copy of the proposed 2007 Stock Incentive Plan is attached as **Appendix A** to this proxy statement.

Why are shareholders being asked to approve the 2007 Stock Incentive Plan?

NYSE rules generally require companies to submit material revisions of equity-compensation plans to shareholders for approval. Among other changes, the 2007 Stock Incentive Plan extends the term of the plan to the tenth anniversary of the date of shareholder approval, which is considered a material revision of the plan under NYSE rules.

Why are shareholders being asked to approve the material terms of the performance-based compensation under the 2007 Stock Incentive Plan?

Section 162(m) of the Internal Revenue Code limits our ability to deduct from our U.S. federal corporate income taxes compensation in excess of $1 million per year paid to "covered employees" unless the compensation qualifies as "performance-based." Compensation cannot qualify as "performance-based" unless the plan under which it is paid is approved by shareholders. "Covered employees" generally include each of the persons who are our Chief Executive Officer or one of the other named executive officers (other than our Chief Financial Officer).

The 2007 Stock Incentive Plan is designed to permit Dollar General to grant awards that qualify as performance-based compensation for purposes of satisfying the requirements of Section 162(m). The Section 162(m) deduction limit does not apply for certain grants made during any period during which our securities are not publicly-traded and during a transition reliance period after our securities become publicly-traded. Our Section 162(m) transition reliance period ends in 2013. Thus, in order for us to continue to have flexibility to pay performance-based compensation that meets the requirements for deductibility under Section 162(m), we need to obtain shareholder approval of the 2007 Stock Incentive Plan no later than the 2013 annual meeting of shareholders. We decided to submit the plan to our shareholders in 2012 because (1) we wanted to determine the availability of making deductible awards in 2013 before the 2013 annual meeting of shareholders; and (2) an Internal Revenue Service proposed regulation could eliminate the deductibility of all or a portion of the March 2012 performance share unit awards absent approval of the plan by our shareholders at the 2012 annual meeting.

Why should shareholders approve this proposal?

We believe the 2007 Stock Incentive Plan is important to our continued growth and success. The purpose of the plan is to attract and retain management and other personnel and key service providers, to motivate management personnel by means of growth-related incentives to achieve long-range goals, and to further align the interests of plan participants with those of our shareholders.

Approval of the 2007 Stock Incentive Plan will, among other things, extend the term of the plan to the tenth anniversary of the date of shareholder approval, which will preserve what we believe is an essential tool to provide an incentive for management and other personnel and key service providers to contribute to our future growth and success. If this proposal is not approved at the annual meeting, the plan will expire by its terms on July 6, 2017.

In addition, if this proposal is not approved at the annual meeting:

- any future awards of stock options, stock appreciation rights and restricted stock granted under the plan to our covered employees after the end of our transition reliance period, and any future awards of other types of equity-based compensation granted under the plan to our covered employees which are paid or settled after the end of our transition reliance period will not qualify as performance-based compensation and will count against the $1 million deductible compensation limit otherwise imposed by Section 162(m); and
- the performance share units granted on March 20, 2012 under the plan will be automatically forfeited.

How does the 2007 Stock Incentive Plan compare to compensation best practices?

The 2007 Stock Incentive Plan includes a number of important provisions, summarized below, that are designed to protect our shareholders' interests and that reflect our commitment to best practices and effective management of equity compensation:

- **Plan Limits and Additional Shares.** A fixed number of shares is authorized under the plan, and shareholder approval would be required to increase that share limit. The plan does not contain an evergreen provision or other feature which would periodically add new shares for grant under the plan. Subject to adjustment in connection with certain significant corporate events, the maximum number of shares that can be awarded in the form of stock options and stock appreciation rights to any plan participant is 4.5 million per fiscal year, and the maximum number of shares that can be awarded in the form of other stock-based awards to any plan participant is 1.5 million per fiscal year.
- **No Discount Stock Options or Stock Appreciation Rights.** All stock options and stock appreciation rights must have an exercise price that is equal to or greater than the fair market value of one share of our common stock on the date of grant.
- **No Repricing.** Repricing of stock options and stock appreciation rights (including reduction in the exercise price of stock options or replacement of an award with cash or another award type) is prohibited without shareholder approval.
- **Limitation on Amendments.** No material amendments that would increase the aggregate number of shares that may be issued under the plan can be made without shareholder approval.
- **Section 162(m) Eligibility.** The committee administering the plan maintains the flexibility to approve equity and cash awards eligible for treatment as performance-based compensation under Section 162(m).

How does the 2007 Stock Incentive Plan work?

A description of the plan's provisions is set forth below. This summary is qualified in its entirety by reference to the 2007 Stock Incentive Plan attached as **Appendix A**.

Administration. The plan is administered by the CNG Committee, which may delegate some or all of its authority to a subcommittee consisting solely of at least two directors who qualify as "non-employee directors" for purposes of Rule 16b-3 of the Securities Exchange Act of 1934 (or any

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successor rule), "independent directors" within the meaning of NYSE listing standards, and "outside directors" within the meaning of Section 162(m) (or any successor section). If at any time Dollar General has not appointed such a committee, the Board itself may administer the plan. We refer to the individuals administering the plan as the "Committee." Subject to the terms of the plan, the Committee may select participants to receive awards, determine the types, terms and conditions of awards, adopt rules for the plan's administration, and interpret plan provisions.

Shares of Common Stock Reserved for Issuance under the Plan. This proposal does not increase the number of shares available for issuance under the plan. Subject to adjustment in connection with certain significant corporate events, the maximum number of shares that may be issued under the plan is 31,142,858. As of March 23, 2012, awards relating to 13,763,730 shares have been issued or are subject to outstanding awards granted under the plan, and 17,379,128 shares remain available for awards under the plan. As of March 23, 2012, the closing price per share of our common stock as reported on the NYSE was $47.13.

The common stock issued or to be issued under the plan consists of authorized but unissued shares or issued shares that we have reacquired. The issuance of shares or the payment of cash in consideration of the substitution, cancellation or termination of an award will reduce the total number of shares available under the plan to the extent of the number of shares subject to such substituted, cancelled or terminated award, provided that shares subject to awards that are either repurchased by Dollar General or withheld or tendered to satisfy tax withholding obligations, the exercise price of a stock option or the purchase price for any other award will immediately become available for new awards to be granted under the plan. In addition, if any shares covered by an award under the plan are forfeited, or if an award expires unexercised, then the number of shares relating to such forfeited or expired awards will, to the extent of any such forfeiture or expiration, immediately become available for new awards to be granted under the plan.

Eligibility. Awards may be made under the plan to any of our employees, non-employee members of our Board of Directors, any consultant or other person having a service relationship with Dollar General and any of our subsidiaries and affiliates. On March 23, 2012, there were 9 executive officers, 6 non-employee members of our Board of Directors, 1,473 employees and no consultants or other service providers eligible to participate in the plan.

Stock Options and Stock Appreciation Rights. The plan permits the grant of stock options intended to qualify as incentive stock options under the Internal Revenue Code as well as stock options that do not qualify as incentive stock options.

The per share exercise price of a stock option may not be less than 100% of the fair market value of one share of our common stock on the date of grant. The fair market value is generally determined as the closing price of our common stock on the date of grant. In the case of shareholders who own 10% or more of our outstanding common stock and who receive incentive stock options, the per share exercise price may not be less than 110% of the fair market value of one share of our common stock on the date of grant.

The Committee determines the term of each stock option, which may not exceed ten years from the date of grant. If the grantee is a shareholder who owns 10% or more of our outstanding common stock, a stock option intended to be an incentive stock option must expire five years following the grant date. Subject to these limitations, the Committee determines the time or times each stock option may be exercised, vesting requirements, and such other terms, conditions or restrictions on the grant or exercise of the option as the Committee deems appropriate, including whether a participant will receive dividend equivalent rights on vested stock options.

In general, a participant may pay the exercise price of a stock option in cash, through the withholding of shares underlying the option, or, with the Committee's consent, by delivering shares that the participant has held for at least six months, or by a combination of these methods that complies with the terms of the 2007 Stock Incentive Plan, the stock option agreement, and any applicable Committee guidelines in effect at the time. When a participant is permitted to pay the exercise price in shares held for at least six months, the participant may, subject to procedures accepted by the Committee, satisfy the delivery requirement by presenting proof that the participant beneficially owns sufficient shares to pay the exercise price, in which case we will treat the stock option as exercised. We will then withhold from the shares acquired upon exercise the number of shares to be delivered in payment of the exercise price, subject to our actual receipt of such shares beneficially owned by the participant.

Any participant who disposes of shares acquired upon the exercise of an incentive stock option either within two years after the date of grant of the incentive stock option or within one year after the exercise of the incentive stock option must notify Dollar General of such disposition and of the amount realized upon the disposition.

The plan permits the Committee to grant stock appreciation rights, either independent of or in connection with stock options. A stock appreciation right entitles the participant to receive an amount equal to the product of (i) the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price of the stock appreciation right, multiplied by (ii) the number of shares covered by the stock appreciation right. The exercise price per share of a stock appreciation right granted independent of a stock option may not be less than the fair market value of one share of our common stock on the date of grant. The per share exercise price of a stock appreciation right granted in connection with a stock option will be the per share exercise price of the related stock option. The exercise of a stock appreciation right granted in connection with a stock option shall cause a reduction in the number of shares subject to the stock option equal to the number of shares with respect to which the stock appreciation right is exercised. Conversely, the exercise of a related stock option shall cause a reduction in the number of shares subject to the stock appreciation right equal to the number of shares with respect to which the related option is exercised. A participant may pay the exercise price of a stock appreciation right in shares, in cash, or in a combination of shares and cash, all as the Committee shall determine. The Committee will also determine the other terms of any stock appreciation right.

No amendment or modification may be made to an outstanding stock option or stock appreciation right if it would be treated as a repricing under the rules of the stock exchange on which the shares of our common stock are listed (currently the NYSE), including replacement with cash or another award type, without the prior approval of our shareholders.

Unless the Committee provides otherwise, stock options and stock appreciation rights granted under the plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution.

Subject to adjustment in connection with certain significant corporate events, the maximum number of shares of our common stock that can be awarded in the form of stock options and stock appreciation rights under the plan to any participant is 4.5 million per fiscal year.

Other Stock-Based Awards. The Committee may also grant or sell to participants:

- unrestricted shares;
- restricted shares; and
- awards that are valued by reference to the fair market value, or a number of shares, of our common stock, awards that are otherwise based on the fair market value, or a number of shares, of our common stock, and awards that are payable in the form of shares of our common stock (which may include, without limitation, restricted stock units, performance shares, performance share units, and bonus stock).

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In this proxy statement, we sometimes refer to these awards as "Other Stock-Based Awards." The Committee will determine the form, terms and conditions of Other Stock-Based Awards, including vesting provisions and whether such awards will be settled in shares, in cash, or in a combination of shares and cash. Other Stock-Based Awards may be granted alone or in connection with any other awards under the plan, and may provide for vesting upon the completion of a specified period of service, the occurrence of an event, and/or the attainment of performance objectives.

Other Stock-Based Awards may be granted in a manner intended to qualify as performance-based compensation meeting the requirements of Section 162(m). To qualify as performance-based:

- the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals;
- the performance goal(s) under which compensation is paid must be established by a committee comprised solely of two or more directors who qualify as outside directors for purposes of the exception;
- the material terms under which the compensation is to be paid must be disclosed to and approved by shareholders before payment is made in a separate vote; and
- the Committee must certify in writing before payment of the compensation that the performance goal(s) and any other material terms were in fact satisfied.

Under the Internal Revenue Code, a director is an "outside director" if he or she is not a current employee of Dollar General; is not a former employee who receives compensation for prior services (other than under a qualified retirement plan); has not been an officer of Dollar General; and does not receive, directly or indirectly (including amounts paid to an entity that employs the director or in which the director has at least a 5% ownership interest), remuneration from Dollar General in any capacity other than as a director.

Under the 2007 Stock Incentive Plan, the Committee may base the objective performance goals on one or more of the following business criteria, which may relate to Dollar General, to one or more of our affiliates, to one or more of our or our affiliates' divisions or units, or to any combination of the foregoing:

- net earnings or net income (before or after taxes)
- earnings per share
- net sales or revenue growth
- gross or net operating profit
- return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales, or revenue)
- cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital)
- earnings before or after taxes, interest, depreciation, and/or amortization
- gross or operating margins
- productivity ratios
- share price (including, but not limited to, growth measures and total shareholder return)
- expense targets
- margins
- operating efficiency
- customer satisfaction
- working capital targets
- economic value added
- volume
- capital expenditures
- market share
- costs
- regulatory ratings
- asset quality
- net worth
- safety

The criteria listed above may be measured on an absolute basis, on a basis relative to one or more peer group companies or indices, or any combination of the foregoing, all as the Committee shall determine. In addition, to the extent consistent with Section 162(m) (or any successor section), the performance goals may be calculated without regard to extraordinary or non-recurring items, as the Committee may determine in its sole discretion.

Subject to adjustment in connection with certain significant corporate events, the maximum number of shares of our common stock that can be awarded under the plan in the form of Other Stock-Based Awards to any participant is 1.5 million per fiscal year. In addition, Other Stock-Based Awards granted in a manner intended to qualify for the exemption from the compensation deductibility limitation imposed by Section 162(m) are considered "performance-based awards." The maximum amount of a "performance-based award" denominated in shares of our common stock that may be granted during a calendar year to any participant is 24 million.

The list of objective performance goals on which "performance-based awards" may be based under the 2007 Stock Incentive Plan must be approved by our shareholders at least every five years (or earlier if the goals are changed) in order for compensation based on these goals to be considered performance-based compensation under Section 162(m). Approval of the material terms will restart the period for re-approval for an additional five-year period.

The foregoing notwithstanding, in its discretion, the Committee may also use other performance goals for awards under the plan that are not intended to qualify as performance-based compensation under Section 162(m).

Dividend Equivalent Rights. The Committee may grant to participants, either alone or in connection with the grant of another award (other than unearned performance shares), and determine the terms of, dividend equivalent rights. A dividend equivalent right is the right to receive a payment in respect of one share of our common stock that is equal to the amount of any dividend paid in respect of one share of our common stock held by a Dollar General shareholder.

Amendment or Termination of the Plan. The Board of Directors generally may terminate the 2007 Stock Incentive Plan at any time and for any reason. The Board of Directors may amend the plan, except that shareholder approval will be required for any such amendment to become effective if (1) required by the Internal Revenue Code or other applicable law, rule or regulation; or (2) the amendment increases the aggregate number of shares available for awards under the plan, decreases the exercise price of outstanding stock options or stock appreciation rights, changes the requirements relating to the Committee or extends the term of the plan. No termination or amendment of the plan may, without the participant's consent, adversely affect a participant in more than a minimal manner with respect to any awards then outstanding.

Amendments of Awards. The Committee may amend the terms and conditions of any outstanding awards consistent with the terms of the plan, except that a participant's consent would be required to modify an outstanding award in a manner that adversely impacts, other than in a de minimis manner, a participant (other than adjustments pursuant to a change in control of Dollar General (as defined in the plan) or pursuant to certain corporate events affecting our equity securities or the value of our equity securities or changes made pursuant to Section 409A of the Internal Revenue Code), unless such modification is provided for or contemplated in the terms of the award agreement or the plan.

Effect of Certain Corporate Transactions. In the event of a change in control of Dollar General, the Committee may accelerate the vesting of any outstanding awards, cancel outstanding awards for fair value (as determined in its sole discretion), substitute new awards that will substantially preserve the otherwise applicable terms and value of the awards being substituted, or provide for a period of at least 10 business days prior to the change in control in which any stock option or stock appreciation right

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will be fully exercisable and then shall terminate upon the change in control. The Committee may take any of the foregoing actions with respect to any given outstanding award or group or types of awards, and shall not be required to take any of the foregoing actions uniformly with respect to all outstanding awards.

Adjustments for Share Dividends, Share Splits and Similar Events. Upon any share dividend, share split, spin-off, share combination, reclassification, recapitalization, liquidation, dissolution, reorganization, merger, change in control of Dollar General, payment of a dividend (other than a cash dividend paid as part of a regular dividend program), exchange of shares or other corporate exchange, equity restructuring, or other similar transaction or occurrence that affects our equity securities or the value of our equity securities, the Committee must adjust the number and kind of shares subject to and available for issuance under the 2007 Stock Incentive Plan, including participant maximums, adjust awards then outstanding under the plan (including the number and kind of securities subject to the award and, if applicable, the share and/or exercise price), and/or take such other action (including, without limitation, providing for the payment of a cash amount to holders of outstanding awards), in each case as it deems reasonably necessary to address, on an equitable basis, the effect of the applicable corporate event on the plan and any outstanding awards.

What are the federal income tax consequences of awards granted under the 2007 Stock Incentive Plan?

Incentive Stock Options. The grant of an incentive stock option will not be a taxable event for the participant or for Dollar General. A participant will not recognize taxable income upon exercise of an incentive stock option (except that the alternative minimum tax may apply), and any gain realized upon a disposition of our common stock received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain if the participant holds the shares of common stock for at least two years after the date of grant and for one year after the date of exercise (the "holding period requirement"). Dollar General will not be entitled to any business expense deduction with respect to the exercise of an incentive stock option, except as discussed below.

For the exercise of an option to qualify for the foregoing tax treatment, the participant generally must be our employee or an employee of one of our subsidiaries from the date the option is granted through a date within three months before the date on which the option is exercised.

If all of the foregoing requirements except the holding period requirement are met, the participant will recognize ordinary income upon the disposition of the common stock in an amount generally equal to the excess of the fair market value of our common stock at the time the option was exercised over the option exercise price (but not in excess of the gain realized on the sale). The balance of the realized gain, if any, will be capital gain. Dollar General will be allowed a business expense deduction to the extent the participant recognizes ordinary income, subject to our compliance with Section 162(m) and to certain reporting requirements.

Non-Qualified Stock Options. The grant of a non-qualified stock option will not be a taxable event for the participant or Dollar General. Upon exercising a non-qualified option, a participant will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of our common stock on the date on which the option is exercised. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a non-qualified option, the participant will have taxable capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares of common stock (generally, the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised).

If Dollar General complies with applicable reporting requirements and with the restrictions of Section 162(m), Dollar General will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

If the Committee permits such a transfer, a participant who has transferred a non-qualified stock option to a family member by gift will realize taxable income at the time the non-qualified stock option is exercised by the family member. The participant will be subject to withholding of income and employment taxes at that time. The family member's tax basis in the shares of common stock will be the fair market value of the shares of common stock on the date the option is exercised. The transfer of vested non-qualified stock options will be treated as a completed gift for gift and estate tax purposes. Once the gift is completed, neither the transferred options nor the shares acquired on exercise of the transferred options will be includable in the participant's estate for estate tax purposes.

Stock Appreciation Rights. There are no immediate tax consequences of receiving an award of stock appreciation rights under the plan. Upon exercising a stock appreciation right, a participant will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of our common stock on the date of exercise. If Dollar General complies with applicable reporting requirements and with the restrictions of Section 162(m), Dollar General will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Other Stock-Based Awards. The Committee may grant or sell to participants Other Stock-Based Awards, the form and terms of which will be determined by the Committee. Other Stock-Based Awards may include unrestricted shares, restricted shares, and other awards that are valued by reference to the fair market value of or a number of shares of our common stock, awards that are otherwise based on the fair market value of or a number of shares of our common stock, and awards that are in any way payable in the form of shares of our common stock (which may include, without limitation, restricted stock units, performance shares, performance share units, and bonus stock). The federal income tax consequences of Other-Stock Based Awards will depend on the form and terms of those awards. The summary below describes the federal income tax consequences of some of the Other-Stock Based Awards the Committee has granted or sold or may be likely to grant or sell to participants.

Unrestricted Shares. Participants who are awarded unrestricted shares of common stock will be required to recognize ordinary income in an amount equal to the fair market value of the shares of our common stock on the date of the award, reduced by the amount, if any, paid for such shares. If Dollar General complies with applicable reporting requirements and with the restrictions of Section 162(m), Dollar General will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Restricted Shares. A participant who is awarded restricted shares of common stock will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the shares of common stock are subject to restrictions (that is, the restricted stock is nontransferable and subject to a substantial risk of forfeiture). However, the participant may elect under Section 83(b) of the Internal Revenue Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the common stock on the date of the award (less the purchase price, if any), determined without regard to the restrictions. If the participant does not make such a Section 83(b) election, the fair market value of the common stock on the date the restrictions lapse (less the purchase price, if any) will be treated as compensation income to the participant and will be taxable in the year the restrictions lapse and dividends paid while the common stock is subject to restrictions will be subject to withholding taxes. If Dollar General complies with applicable reporting requirements and with the restrictions of Section 162(m), Dollar General will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Restricted Stock Units. There are no immediate tax consequences of receiving an award of restricted stock units under the plan. A participant who is awarded restricted stock units will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the end of the restriction period or, if later, the payment date. If Dollar General complies with applicable reporting requirements and with the restrictions of Section 162(m), Dollar General will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Performance Share Units. There are no immediate tax consequences of receiving an award of performance share units under the plan. A participant who is awarded performance share units will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant on the payment date. If Dollar General complies with applicable reporting requirements and with the restrictions of Section 162(m), Dollar General will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Dividend Equivalent Rights. A participant generally will not recognize taxable income when a dividend equivalent right is granted. The participant, however, will generally recognize ordinary income upon receiving payment of cash and/or shares for the dividend equivalent right. The amount included in the participant's income will equal the amount of cash and the fair market value of the shares received. Dollar General generally will be entitled to a corresponding tax deduction at the time the participant recognizes ordinary income with respect to a dividend equivalent right.

Section 280(G). To the extent payments that are contingent on a change in control are determined to exceed certain Internal Revenue Code limitations, they may be subject to a 20% nondeductible excise tax, and Dollar General's deduction with respect to the associated compensation expense may be disallowed in whole or in part.

Section 409A. The plan is intended to comply with Section 409A of the Internal Revenue Code to the extent that such section would apply to any award under the plan. Section 409A governs the taxation of deferred compensation. Any participant granted an award that is deemed to be deferred compensation, such as a grant of restricted stock units, that does not qualify for an exemption from Section 409A, and does not comply with Section 409A, could be subject to immediate taxation on the award as soon as the award is no longer subject to a substantial risk of forfeiture (even if the award is not exercisable) and an additional 20% tax (and a further additional tax based upon an amount of interest determined under Section 409A) on the value of the award.

Have any awards been granted under the amended and restated terms of the 2007 Stock Incentive Plan prior to the annual meeting?

On March 20, 2012, the Committee approved awards of performance share units to certain employees, subject to shareholder approval of the 2007 Stock Incentive Plan. If this proposal is not approved at the annual meeting, these performance share units will be automatically forfeited. Additionally, in connection with the annual meeting, we anticipate awarding stock options and restricted stock units to the non-employee directors under the 2007 Stock Incentive Plan. If this proposal is not approved at the annual meeting, these stock options and restricted stock units will still be granted, but they will be granted pursuant to the 2007 Stock Incentive Plan as in effect prior to the annual meeting. Information regarding the March 20, 2012 grants of performance share units and the planned award of options and restricted stock units to the non-employee directors is set forth in the table below.

New Plan Benefits

Name and Principal Position	Non-Qualified Stock Options	Restricted Stock Units	Performance Share Units			
	Dollar Value ($)(1)	Dollar Value ($)(1)	Number of Units Target (#)	Number of Units Maximum (#)	Dollar Value of Units Target ($)(2)	Dollar Value of Units Maximum ($)(2)
Richard W. Dreiling, *Chairman & Chief Executive Officer*	—	—	39,807	79,614	1,801,267	3,602,534
David M. Tehle, *Executive Vice President & Chief Financial Officer*	—	—	6,530	13,060	295,483	590,965
Kathleen R. Guion, *Executive Vice President, Strategic Planning & Real Estate*	—	—	—	—	—	—
Todd J. Vasos, *Executive Vice President, Division President, Chief Merchandising Officer*	—	—	6,530	13,060	295,483	590,965
Susan S. Lanigan, *Executive Vice President & General Counsel*	—	—	6,530	13,060	295,483	590,965
All current executive officers as a group (9 persons)	—	—	80,843	161,686	3,658,146	7,316,292
All current non-employee directors as a group (6 persons)	75,000	50,000	—	—	—	—
All non-executive officer employees as a group (268 persons)	—	—	91,305	182,610	4,131,551	8,263,103

(1) Dollar value reflects anticipated value of awards to be granted effective June 1, 2012. The number of stock options and restricted stock units cannot be determined until the grant date.

(2) Dollar value reflects the number of units multiplied by the closing market price of our common stock on the date of grant (March 20, 2012).

Future participation and the types of awards that may be granted under the 2007 Stock Incentive Plan are subject to the discretion of the Committee and have not been established. As a result, the specific benefits and amounts payable in the future to any participant or groups of participants if this proposal is approved are not currently determinable.

Proxy

What awards have been granted under the 2007 Stock Incentive Plan as in effect prior to the annual meeting?

In addition to the March 20, 2012 grants of performance share units and the planned award of options and restricted stock units to the non-employee directors described above in the New Plan Benefits table, the following table sets forth as of March 23, 2012 the shares of common stock underlying awards that have been granted or shares of common stock that have been issued under the 2007 Stock Incentive Plan to the listed individuals:

Name and Principal Position	Number of Shares Underlying Restricted Stock/Restricted Stock Units(1)	Number of Shares Underlying Options(2)	Number of Shares of Purchased Stock(3)	Number of Shares of Common Stock(4)
Richard W. Dreiling, *Chairman & Chief Executive Officer*	834,609	1,670,448	—	—
David M. Tehle, *Executive Vice President & Chief Financial Officer*	—	666,010	—	—
Kathleen R. Guion, *Executive Vice President, Strategic Planning & Real Estate*	—	500,000	—	—
Todd J. Vasos, *Executive Vice President, Division President, Chief Merchandising Officer*	—	537,440	74,286	—
Susan S. Lanigan, *Executive Vice President & General Counsel*	—	423,154	—	—
All current executive officers as a group (9 persons)	834,609	4,812,615	156,122	—
All current non-employee directors as a group (6 persons)	15,312	52,215	—	—
All non-executive officer employees as a group(5): • Restricted stock units (1,186 persons) • Stock options (386 persons) • Purchased shares (285 persons) • Common stock (423 persons)	311,220	11,320,530	882,415	173,039

(1) Includes shares underlying restricted stock/restricted stock units that have vested and shares returned to the Company by Mr. Dreiling to satisfy tax withholding upon vesting, as well as the performance-based restricted stock retention award granted to Mr. Dreiling on March 20, 2012.

(2) Includes shares underlying options that have been exercised by the holder or cancelled according to the terms of the plan.

(3) Includes shares purchased from us as part of the investment eligibility requirement to receive certain awards under the plan.

(4) Includes shares received upon vesting and settlement of equity appreciation rights that were granted under a different plan.

(5) Includes grants made or shares issued to executives and employees who have since left the Company.

What does the Board recommend?

Our Board of Directors unanimously recommends that shareholders vote **FOR** approval of the 2007 Stock Incentive Plan and approval of the material terms of the performance-based compensation under the plan for purposes of compensation deductibility under Section 162(m), including (i) the participants eligible to receive such compensation, (ii) the business criteria that may be used as performance goals for awards, and (iii) the maximum amount of compensation which may be paid to any participant if the performance goals are achieved.

Equity Compensation Plan Table

The following table sets forth information about securities authorized for issuance under our compensation plans (including individual compensation arrangements) as of February 3, 2012:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	8,456,979	$11.12	19,338,127
Equity compensation plans not approved by security holders	—	—	—
Total(1)	8,456,979	$11.12	19,338,127

(1) Column (a) consists of shares of common stock issuable upon exercise of outstanding options and upon vesting and payment of restricted stock units under the 2007 Stock Incentive Plan and shares of common stock issuable upon exercise of outstanding options under the 1998 Stock Incentive Plan. Restricted stock units are settled for shares of common stock on a one-for-one basis and have no exercise price. Accordingly, those units have been excluded for purposes of computing the weighted-average exercise price in column (b). Column (c) consists of shares reserved for issuance pursuant to the 2007 Stock Incentive Plan, whether in the form of stock, restricted stock, restricted stock units, or other stock-based awards or upon the exercise of an option or right. Although certain options remain outstanding under the 1998 Stock Incentive Plan, no future awards may be granted thereunder.

PROPOSAL 3:
VOTE REGARDING THE AMENDED AND RESTATED ANNUAL INCENTIVE PLAN

What am I being asked to approve?

Our Board of Directors is asking you to approve our Annual Incentive Plan, including the material terms of the performance goals under the plan, to preserve our ability under Section 162(m) of the Internal Revenue Code to deduct compensation associated with future performance-based incentive awards to be made under the plan. The disclosure below is a summary only. For a full description, you should read the entire text of the plan which is attached as **Appendix B**.

Why should I approve the Annual Incentive Plan?

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to any publicly held corporation for individual compensation over $1 million paid in any taxable year to "covered employees," which term generally includes each of the persons who were, at the end of each fiscal year, our Chief Executive Officer or one of the other named executive officers (other than our Chief Financial Officer). Section 162(m) specifically exempts certain performance-based compensation from the deduction limit. In order to qualify for this exception, our shareholders must re-approve, every five years, the material terms of the performance goals of the plan under which compensation is to be paid. Our Annual Incentive Plan contains these performance goals, and therefore is the plan being proposed for approval by our shareholders.

If the Annual Incentive Plan is not approved at the Annual Meeting, then any bonuses paid to our "covered employees" will not qualify as "performance-based compensation" and therefore may not be fully deductible by Dollar General due to the compensation limit imposed by Section 162(m).

Who is eligible to participate in the Annual Incentive Plan?

The CNG Committee of our Board of Directors, or any subcommittee thereof which meets the requirements of Section 162(m)(4)(C) of the Internal Revenue Code, determines who is eligible to participate in the Annual Incentive Plan, including any of our "covered employees" under Section 162(m), any of our executive officers and any other of our employees. A total of 6,538 persons, including 8 executive officers, received awards under the plan with respect to fiscal 2011, and a total of 7,373 persons, including 8 executive officers, are participating in the plan as of March 23, 2012 with respect to fiscal 2012. We have no plans to significantly change the scope of the group who is eligible to earn incentive compensation awards under the plan.

How does the Annual Incentive Plan work?

The Annual Incentive Plan is designed to attract and retain executives and to motivate them to promote our profitability and growth by means of performance-based annual cash bonuses.

The plan authorizes the payment of cash bonuses based on our actual performance measured against established business and/or financial performance measures. Prior to the beginning of each performance period, or at a later time as may be permitted by applicable provisions of the Internal Revenue Code (which currently is not later than the earlier of (1) 90 days after the beginning of the period of service to which the performance goals(s) relate or (2) the first 25% of the period of service), the CNG Committee determines the participants in the plan, establishes for each participant a maximum award, and establishes the performance goal(s) and the performance measures applicable to, and the method for computing the amount payable upon achievement of, such performance goals(s). No participant can receive a bonus under the plan in excess of $5 million in any fiscal year ($10 million if shareholders approve the plan at the Annual Meeting). The CNG Committee can base performance goals on one or more of the following performance measures which may related to Dollar General, one or more of our affiliates or one or more of our or our affiliates' divisions or units, or any combination thereof, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof:

- Net earnings or net income (before or after taxes)
- Net sales or revenue growth
- Return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales, or revenue)
- Earnings before or after taxes, interest, depreciation, and/or amortization
- Productivity ratios
- Expense targets
- Operating efficiency
- Working capital targets
- Volume
- Market share
- Regulatory ratings
- Net worth
- Earnings per share
- Gross or net operating profit
- Cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital)
- Share price (including, but not limited to, growth measures and total shareholder return)
- Gross or operating margins
- Margins
- Customer satisfaction;
- Economic Value Added
- Capital expenditures
- Costs
- Asset quality
- Safety

To the extent allowable under Section 162(m), the performance goals may be calculated without regard to extraordinary or non-recurring items, as the CNG Committee may determine in its sole discretion.

No award can be paid under the plan unless and until the CNG Committee certifies in writing that the previously established performance goal(s) have been satisfied. The CNG Committee may reduce or eliminate any award in its discretion despite achievement of the performance goal(s) but may not increase the amount of bonus payable to any participant. The plan allows a participant to elect in writing to defer the payment of his or her award in accordance with the terms of our CDP/SERP Plan as it exists from time to time. For a description of the CDP/SERP Plan, please see "Executive Compensation—Nonqualified Deferred Compensation." The plan does not limit our ability to make payments or awards to employees (including executive officers) under any other plan or arrangement.

What are the Federal income tax consequences of payments under the Annual Incentive Plan?

Payments made under the Annual Incentive Plan will be taxable to the recipients when paid as ordinary compensation income. If a participant properly elects to defer receipt of all or a portion of the bonus award under our CDP/SERP Plan, or any successor plan, the participant will generally be entitled to defer the recognition of income. As described above, we intend payments under the plan to qualify as "performance-based" compensation under Section 162(m). As a result, we will generally be entitled to a Federal income tax deduction corresponding to the amount of income recognized by the participant. Any bonuses payable under the Annual Incentive Plan that may be deferred under the CDP/SERP Plan must be deferred in a manner that complies with Section 409A of the Internal Revenue Code. Section 409A provides specific rules for deferral elections, distributions and funding mechanisms under non-qualified deferred compensation plans. Failure to comply would result in significant penalties and interest for the individual but would not impact our tax deduction for deferred compensation.

Who administers the Annual Incentive Plan?

The CNG Committee administers the Annual Incentive Plan. The CNG Committee has full authority to interpret the plan, to establish rules and regulations relating to the plan's operation, to select the plan's participants, to determine amounts of awards under the plan and to make all other determinations with respect to the plan. The CNG Committee may terminate or amend the plan at any time. However, any amendment that would require shareholder approval pursuant to Section 162(m), the NYSE listing rules, or any other applicable law, rule or regulation will not be effective without shareholder approval. No amendment or termination of the plan shall adversely affect a participant's rights to or interest in an award granted prior to the date of the amendment without the participant's written consent.

What kind of benefits will be paid under the Annual Incentive Plan?

The amount that would be paid in the future or would have been paid for the last completed fiscal year to any particular person or group under the plan is not currently determinable. Information regarding our recent practices with respect to annual incentive awards under the Annual Incentive Plan is presented in the "Summary Compensation Table." In recent years, the CNG Committee has selected EBITDA-based and ROIC performance measures upon which to base the performance goals in connection with the Annual Incentive Plan. The CNG Committee has again selected such performance measures for 2012. In addition, the CNG Committee has determined that no executive officer is eligible to receive an award under the plan in 2012 unless that officer receives a satisfactory performance rating when evaluated against his or her individual performance goals. See "Use of Performance Evaluations" in Compensation Discussion & Analysis.

When is the Annual Incentive Plan effective?

The Amended and Restated Dollar General Annual Incentive Plan was initially approved by our Board of Directors on March 16, 2005 and adopted by our shareholders on May 24, 2005. It was further amended and approved by our shareholders on October 23, 2009. The amendments included in the proposed amended and restated Annual Incentive Plan being voted on at the annual meeting will be effective on June 1, 2012 if approved by shareholders.

What does the Board recommend?

Our Board of Directors unanimously recommends that shareholders vote **FOR** approval and adoption of the Annual Incentive Plan, in the form attached as **Appendix B**, and of the material terms of the performance measures under the plan.

AUDIT COMMITTEE REPORT

The Audit Committee of our Board of Directors has:

- reviewed and discussed with management the audited financial statements for the fiscal year ended February 3, 2012,
- discussed with Ernst & Young LLP, our independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T,
- received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and
- discussed with Ernst & Young LLP their independence from Dollar General and its management.

Based on these reviews and discussions, the Audit Committee unanimously recommended to the Board of Directors that Dollar General's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended February 3, 2012 for filing with the SEC.

While the Audit Committee has the responsibilities and powers set forth in its charter, the Audit Committee does not have the duty to plan or conduct audits or to determine that Dollar General's financial statements are complete, accurate, or in accordance with generally accepted accounting principles. Dollar General's management and independent auditor have this responsibility. The Audit Committee also does not have the duty to assure compliance with laws and regulations or with the policies of the Board of Directors.

This report has been furnished by the members of the Audit Committee:

- David B. Rickard, Chairman
- Warren F. Bryant
- William C. Rhodes, III

The above Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Dollar General filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Dollar General specifically incorporates this report by reference therein.

Proxy

PROPOSAL 4:
RATIFICATION OF APPOINTMENT OF AUDITORS

Who has the Audit Committee selected as the independent registered public accounting firm?

The Audit Committee has selected Ernst & Young LLP as our independent registered public accounting firm for the 2012 fiscal year. Ernst & Young LLP has served in that capacity since October 2001.

Will representatives of Ernst & Young LLP attend the annual meeting?

Representatives of Ernst & Young LLP have been requested and are expected to attend the annual meeting. These representatives will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

What does the Board of Directors recommend?

Our Board recommends that you vote **FOR** the ratification of Ernst & Young LLP as our independent registered public accounting firm for the 2012 fiscal year. The Audit Committee is not bound by a vote either for or against the firm. If the shareholders do not ratify this appointment, our Audit Committee will consider that result in selecting our independent registered public accounting firm in the future.

FEES PAID TO AUDITORS

What fees were paid to the independent registered public accounting firm in 2011 and 2010?

The following table sets forth the aggregate fees for professional services rendered to us by Ernst & Young LLP during the past two fiscal years:

Service	2011 Aggregate Fees Billed ($)	2010 Aggregate Fees Billed ($)
Audit Fees(1)	1,973,644	2,077,949
Audit-Related Fees(2)	29,500	29,500
Tax Fees(3)	1,547,980	1,220,411
All Other Fees(4)	6,000	6,000

(1) 2011 and 2010 fees include fees for services related to secondary offerings of our common stock by certain of our shareholders.

(2) 2011 and 2010 fees include services relating to the employee benefit plan audit.

(3) 2011 and 2010 fees relate primarily to tax compliance services, which represented $1,414,000 and $1,115,876 in 2011 and 2010, respectively, for work related to work opportunity tax credit assistance, HIRE Act payroll tax services, and foreign sourcing offices' tax compliance. The remaining tax fees relate to consulting services, including examination reviews assistance and tax advisory services related to inventory.

(4) 2011 and 2010 fees include a subscription fee to an on-line accounting research tool.

How does the Audit Committee pre-approve services provided by the independent registered public accounting firm?

The Audit Committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm. Where feasible, the Committee considers and, when appropriate, pre-approves services at regularly scheduled meetings after disclosure by management and the independent registered public accounting firm of the nature of the proposed services, the estimated fees (when available), and their opinions that the services will not impair the independence of the independent registered public accounting firm. The Committee's chairperson (or any Committee member if the chairperson is unavailable) may pre-approve such services in between Committee meetings, and must report to the Committee at its next meeting with respect to all services so pre-approved. The Committee pre-approved 100% of the services provided by Ernst & Young LLP during 2011 and 2010.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The United States securities laws require our executive officers, directors, and greater than 10% shareholders to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Based solely upon a review of these reports furnished to us during and with respect to 2011, or written representations that no Form 5 reports were required, we believe that each of those persons filed, on a timely basis, the reports required by Section 16(a) of the Securities Exchange Act of 1934.

SHAREHOLDER PROPOSALS FOR 2013 ANNUAL MEETING

To be considered for inclusion in our proxy materials relating to the 2013 annual meeting of shareholders, eligible shareholders must submit proposals that comply with relevant SEC regulations no later than December 6, 2012. To introduce other new business at the 2013 annual meeting, you must provide written notice to us no earlier than the close of business on February 1, 2013 and no later than the close of business on March 3, 2013, and comply with the advance notice provisions of our Bylaws. If we are not notified of a shareholder proposal by March 3, 2013, then the proxies held by our management may provide the discretion to vote against such shareholder proposal, even though the proposal is not discussed in our proxy materials sent in connection with the 2013 annual meeting of shareholders.

Shareholder proposals should be mailed to Corporate Secretary, Dollar General Corporation, 100 Mission Ridge, Goodlettsville, TN 37072. Shareholder proposals that are not included in our proxy materials will not be considered at any annual meeting of shareholders unless such proposals have complied with the requirements of our Bylaws.

AMENDED AND RESTATED 2007 STOCK INCENTIVE PLAN FOR KEY EMPLOYEES OF DOLLAR GENERAL CORPORATION AND ITS AFFILIATES

This Amended and Restated 2007 Stock Incentive Plan for Key Employees of Dollar General Corporation and its Affiliates (the "*Plan*") is effective as provided in Section 14 herein.

WHEREAS, the Board of Directors of Dollar General Corporation initially approved the 2007 Stock Incentive Plan for Key Employees of Dollar General Corporation and its Affiliates as of July 6, 2007, and the Board subsequently amended such plan on May 29, 2008, and the shareholders approved an amended and restated plan on October 23, 2009; and

WHEREAS, the Plan is hereby amended and restated in its entirety as follows:

1. *Purpose of Plan*

The Plan is designed:

(a) to promote the long term financial interests and growth of Dollar General Corporation (the "*Company*") and its Subsidiaries by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of the Company's business;

(b) to motivate management personnel by means of growth-related incentives to achieve long range goals; and

(c) to further the alignment of interests of Participants with those of the shareholders of the Company through opportunities for increased stock or stock-based ownership in the Company.

2. *Definitions*

As used in the Plan, the following words shall have the following meanings:

(a) "*Affiliate*" means with respect to any Person, any entity directly or indirectly controlling, controlled by or under common control with such Person.

(b) "*Award*" means an award made to a Participant pursuant to the Plan and described in Section 6, including, without limitation, an award of a Stock Option, Stock Appreciation Right, Other Stock-Based Award or Dividend Equivalent Right (as such terms are defined in Section 6), or any combination of the foregoing.

(c) "*Award Agreement*" means an agreement between the Company and a Participant that sets forth the terms, conditions and limitations applicable to an Award.

(d) "*Beneficial Owner*" means a "beneficial owner", as such term is defined in Rule 13d-3 under the Exchange Act (or any successor rule thereto).

(e) "*Board*" means the Board of Directors of the Company.

(f) "Change in Control" is defined either under clause (1) or (2) below:

(1) for as long as investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (together the "Sponsors") and its Affiliates hold the ability to elect (or cause to be elected) a majority of the members of the Board, a "Change in Control" shall occur upon, whether in one or a series of related transactions, (i) the sale of all or substantially all of the assets of Buck Holdings, L.P. or the Company and its subsidiaries to any Person (or group of Persons acting in concert), other than to (x) the Sponsors or their Affiliates or (y) any employee benefit plan (or trust forming a part thereof) maintained by the Company, the Sponsors or their respective Affiliates or other

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Person of which a majority of its voting power or other equity securities is owned, directly or indirectly, by the Company, the Sponsors or their respective Affiliates; or (ii) a merger, recapitalization or other sale by the Company, the Sponsors (indirectly) or any of their respective Affiliates, to a Person (or group of Persons acting in concert) of Common Stock or other voting securities of the Company that results in more than 50% of the Common Stock or other voting securities of the Company (or any resulting company after a merger) being held, directly or indirectly, by a Person (or group of Persons acting in concert) that is not Controlled by (x) the Sponsors or their Affiliates or (y) an employee benefit plan (or trust forming a part thereof) maintained by the Company, the Sponsors or their respective Affiliates or other person of which a majority of its voting power or other equity securities is owned, directly or indirectly, by the Company, the Sponsors or their respective Affiliates; in any event, which results in the Sponsors and its Affiliates or such employee benefit plan ceasing to hold the ability to elect (or cause to be elected) a majority of the members of the Board.

For purposes of this definition, "*controlled by*" means, with respect to the relationship between or among two or more Persons, the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

(2) after such time as the Sponsors and their Affiliates hold the ability to elect (or cause to be elected) a majority of the members of the Board for any reason, the definition in clause (1) above shall cease to be applicable, and thereafter a "Change in Control" shall occur upon any of the following events: (i) the sale or disposition, in one or a series of related transactions, of all or substantially all, of the assets of the Company to any Person (or group of Persons acting in concert) other than any of the Company or its Affiliates (collectively, the "Permitted Holders"); (ii) any Person (or group of Persons acting in concert), other than the Permitted Holders, is or becomes the Beneficial Owner (except that a Person shall be deemed to be a "Beneficial Owner" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the voting stock of the Company (or any entity which controls the Company), including by way of merger, consolidation, tender or exchange offer or otherwise; (iii) a reorganization, recapitalization, merger or consolidation (a "Corporate Transaction") involving the Company, unless securities representing 50% or more of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the Company or the entity resulting from such Corporate Transaction (or the parent of such entity) are held subsequent to such transaction by the Person or Persons who were the Beneficial Owners of the outstanding voting securities entitled to vote generally in the election of directors of the Company immediately prior to such Corporate Transaction; or (iv) during any rolling twenty-four (24) month period looking back from any given date, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company, then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved (any such director, an "Incumbent Director") cease for any reason to constitute a majority of the Board on the date of determination thereof; provided, that, no individual shall be an Incumbent Director who is elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any Person other than the Board. For purposes of this definition, the term "Beneficial Owner" is as defined in Rule 13d-3 under the Exchange Act.

(g) "*Code*" means the United States Internal Revenue Code of 1986, as amended.

(h) "*Committee*" means the Compensation Committee of the Board (or, if no such committee is appointed, the Board), or any authorized subcommittee of the Committee, as applicable.

(i) "*Common Stock*" or "*Share*" means the common stock, par value $0.875 per share, of the Company, which may be authorized but unissued, or issued and reacquired.

(j) "*Employee*" means a person, including an officer, in the regular employment of the Company or any other Service Recipient who, in the opinion of the Committee, has or is expected to have involvement in the management, growth or protection of some part or all of the business of the Company or any other Service Recipient.

(k) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

(l) "*Fair Market Value*" means, on a per Share basis, the fair market value of the Common Stock on any given date determined as follows: (i) if there is a public market for the Shares on such date, the closing trading price of the Shares as reported on such date on the Composite Tape of the principal national securities exchange on which such Shares are listed or admitted to trading, or (ii) if there is no public market for the Shares on such date, the Fair Market Value shall be the fair market value of the Shares as determined reasonably and in good faith by the Board, which shall not take into account any minority interest discount or discount for the imposition of transfer restrictions.

(m) "*ISO*" means a Stock Option that is also an incentive stock option granted pursuant to Section 6(a)(ii) of the Plan.

(n) "*Management Stockholder's Agreement*" means that certain Management Stockholder's Agreement between the applicable Participant and the Company.

(o) "*Other Stock-Based Awards*" means Other Stock-Based Awards granted pursuant to Section 6(c) of the Plan.

(p) "*Participant*" means an Employee, non-employee member of the Board, consultant or other person having a service relationship with the Company or any other Service Recipient, to whom one or more Awards have been made and remain outstanding.

(q) "*Performance-Based Awards*" shall have the meaning set forth in Section 6(c) of the Plan.

(r) "*Person*" means "person," as such term is used for purposes of Section 13(d) or 14(d) of the Exchange Act.

(s) "*Public Offering*" means any registered public offering of the Common Stock on the New York Stock Exchange or the Nasdaq National Market or other nationally recognized stock exchange or listing system.

(t) "*Service Recipient*" means the Company, any Subsidiary of the Company, or any Affiliate of the Company that satisfies the definition of "service recipient" within the meaning ofTreasury Regulation Section 1.409A-1(g) (or any successor regulation), with respect to which the person is a "service provider" (within the meaning of Treasury Regulation Section 1.409A-1(f) (or any successor regulation).

(u) "*Stock Appreciation Rights*" means Stock Appreciation Rights granted under Section 6(b) of the Plan.

(v) "*Stock Options*" means Stock Options granted pursuant to Section 6(a) of the Plan.

(w) "*Subsidiary*" means any corporation or other entity in an unbroken chain of corporations or other entities beginning with the Company if each of the corporations or other entities, or group of commonly controlled corporations or other entities, other than the last corporation or other entity in the unbroken chain then owns stock or other equity interests possessing 50% or more of the total combined voting power of all classes of stock or other equity interests in one of the other corporations or other entities in such chain.

3. *Shares Subject to the Plan*

Subject to adjustment as provided for in Sections 8 and 9, the total number of Shares which may be issued under the Plan is 31,142,858, no more than 4,500,000 of which shall be available for grant to any one Participant in the form of Stock Options and Stock Appreciation Rights in any given fiscal year of the Company, and no more than 1,500,000 of which shall be available for grant to any one Participant in the form of Other Stock-Based Awards in any given fiscal year of the Company. The Shares may consist, in whole or in part, of unissued Shares or issued but reacquired Shares. The issuance of Shares or the payment of cash in consideration of the substitution, cancellation or termination of an Award shall reduce the total number of Shares available under the Plan, to the extent of the number of Shares subject to such substituted, cancelled or terminated Award; provided, however, that Shares subject to Awards that are (i) repurchased by the Company or (ii) withheld or tendered to satisfy (x) tax withholding obligations, (y) the exercise price of any Stock Option(s) or (z) the purchase price for any other Award, shall in all events immediately become available for new Awards to be granted under the Plan. Shares related to Awards or portions of Awards that are forfeited or that expire unexercised shall also immediately become available for new Awards to be granted under the Plan.

4. *Administration of Plan*

(a) The Plan shall be administered by the (i) Committee, which may delegate its duties and powers in whole or in part to any subcommittee thereof consisting solely of at least two individuals who are intended to qualify as "*Non-Employee Directors*" within the meaning of Rule 16b-3 under the Exchange Act (or any successor rule thereto), "independent directors" within the meaning of the New York Stock Exchange's listed company rules and "outside directors" within the meaning of Section 162(m) of the Code (or any successor section thereto), or (ii) Board acting on behalf of the Committee, in each case to the extent permitted by applicable law. The Committee may adopt its own rules of procedure, and action of a majority of the members of the Committee taken at a meeting, or action taken without a meeting by unanimous written consent, shall constitute action by the Committee. Subject to Section 10 of the Plan, the Committee shall have the power and authority to administer, construe and interpret the Plan, to make rules for carrying it out and to make changes in such rules, and to make any other determinations that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan and any Award Agreement in the manner and to the extent the Committee deems necessary or desirable. Any such interpretations, rules, and administration shall be consistent with the basic purposes of the Plan. The Committee shall have the full power and authority to establish the terms and conditions of any Award consistent with the provisions of the Plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). At the time an Award is made or amended in accordance with the terms of the Plan, or the terms or conditions of an Award are changed in accordance with the terms of the Plan or the Award Agreement, the Committee may provide for limitations or conditions on such Award. Any decision of the Committee (including a duly authorized subcommittee thereof) in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, Participants and their beneficiaries or successors).

(b) Subject to the limitations imposed under Section 7(h) below, Awards may, in the discretion of the Committee, be made under the Plan in assumption of, or in substitution for, outstanding awards previously granted by the Company or its Affiliates or a company acquired by the Company or with which the Company combines.

(c) The Committee may employ counsel, consultants, accountants, appraisers, brokers or other persons. The Committee, the Company, and the officers and directors of the Company shall be entitled to rely upon the advice, opinions or valuations of any such persons. No member of the Committee, nor employee or representative of the Company shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or the Awards, and all such members of the Committee, employees and representatives shall be fully protected and indemnified to the greatest extent permitted by applicable law by the Company with respect to any such action, determination or interpretation.

5. *Eligibility*

The Committee may from time to time make Awards under the Plan to such Employees, or other persons having a relationship with the Company or any other Service Recipient, and in such form and having such terms, conditions and limitations as the Committee may determine. The terms, conditions and limitations of each Award under the Plan shall be set forth in an Award Agreement, in a form approved by the Committee, consistent, however, with the terms of the Plan.

6. *Awards*

From time to time, the Committee will determine the forms and amounts of Awards for Participants. Such Awards may take the following forms in the Committee's sole discretion:

(a) *Stock Options.*

(i) *Stock Options.* These are options to purchase Common Stock ("*Stock Options*"). At the time of Award the Committee shall determine, and shall include in the Award Agreement, the option exercise period, the option exercise price, vesting requirements, and such other terms, conditions or restrictions on the grant or exercise of the option as the Committee deems appropriate including, without limitation, the right to receive dividend equivalent payments on vested options. Notwithstanding the foregoing, the exercise price per Share of a Stock Option shall in no event be less than the Fair Market Value on the date the Stock Option is granted (subject to later adjustment pursuant to Sections 8 and 9 hereof). In addition to other restrictions contained in the Plan, a Stock Option granted under this Section 6(a) may not be exercised more than 10 years after the date it is granted. Payment of the Stock Option exercise price shall be made (i) in cash, (ii) with the consent of the Committee, in Shares (any such Shares valued at Fair Market Value on the date of exercise) that the Participant has held for at least six months (or such other period of time as may be required by the Company's accountants), (iii) through the withholding of Shares (any such Shares valued at Fair Market Value on the date of exercise) otherwise issuable upon the exercise of the Stock Option in a manner that is compliant with applicable law, or (iv) a combination of the foregoing methods, in each such case in accordance with the terms of the Plan, the Award Agreement and of any applicable guidelines of the Committee in effect at the time.

(ii) *ISOs.* The Committee may grant Stock Options under the Plan that are intended to be ISOs. Such ISOs shall comply with the requirements of Section 422 of the Code (or any successor section thereto). No ISO may be granted to any Participant who at the time of such grant, owns more than ten percent of the total combined voting power of all classes of stock of the Company or of any Subsidiary, unless (i) the option exercise price for such ISO is at least 110% of the Fair Market Value of a Share on the date the ISO is granted and (ii) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any Participant who disposes of Shares acquired upon the exercise of an ISO either (i) within two years after the date of grant of such ISO or (ii) within one year after the transfer of such Shares to the Participant, shall notify the Company of such disposition and of the amount realized upon such disposition. All Stock Options granted under the Plan are intended to be nonqualified stock options, unless the applicable Award agreement expressly states that the Stock Option is intended to be an ISO. If a Stock Option is intended to be an ISO, and if for any reason such Option (or portion thereof) shall not qualify as an ISO, then, to the extent of such nonqualification, such Stock Option (or

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portion thereof) shall be regarded as a nonqualified stock option granted under the Plan; provided that such Stock Option (or portion thereof) otherwise complies with the Plan's requirements relating to nonqualified stock options. In no event shall any member of the Committee, the Company or any of its Affiliates (or their respective employees, officers or directors) have any liability to any Participant (or any other Person) due to the failure of a Stock Option to qualify for any reason as an ISO.

(iii) *Attestation.* Wherever in this Plan or any agreement evidencing an Award a Participant is permitted to pay the Stock Option exercise price of a Stock Option or taxes relating to the exercise of a Stock Option by delivering Shares, the Participant may, subject to procedures satisfactory to the Committee, satisfy such delivery requirement by presenting proof of Beneficial Ownership of such Shares, in which case the Company shall treat the Stock Option as exercised without further payment and shall withhold such number of Shares from the Shares acquired by the exercise of the Stock Option, subject to actual receipt of such Shares (whether of the actual Share certificate or electronic delivery of such Shares).

(b) *Stock Appreciation Rights.* The Committee may grant "*Stock Appreciation Rights*" (as hereinafter defined) independent of, or in connection with, the grant of a Stock Option or a portion thereof. Each Stock Appreciation Right shall be subject to such other terms as the Committee may determine. The exercise price per Share of a Stock Appreciation Right shall in no event be less than the Fair Market Value on the date the Stock Appreciation Right is granted or, in the case of a Stock Appreciation Right granted in conjunction with a Stock Option, or a portion thereof, the Stock Option exercise price of the related Stock Option. Each "Stock Appreciation Right" granted independent of a Stock Option shall be defined as a right of a Participant, upon exercise of such Stock Appreciation Right, to receive an amount equal to the product of (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the exercise price per Share of such Stock Appreciation Right, multiplied by (ii) the number of Shares covered by the Stock Appreciation Right. Payment of the Stock Appreciation Right shall be made in Shares or in cash, or partly in Shares and partly in cash (any such Shares valued at the Fair Market Value on the date of the payment), all as shall be determined by the Committee. Stock Appreciation Rights may be exercised from time to time upon actual receipt by the Company of written notice of exercise stating the number of Shares with respect to which the Stock Appreciation Right is being exercised. The date a notice of exercise is received by the Committee shall be the exercise date. No fractional Shares will be issued in payment for Stock Appreciation Rights, but instead cash will be paid for a fraction or, if the Committee should so determine, the number of Shares will be rounded downward to the next whole Share.

(c) *Other Stock-Based Awards.*

(i) *Generally.* The Committee may grant or sell awards of Shares, awards of restricted Shares and awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value or number of, or are in any way payable in the form of, Shares (including, without limitation, restricted stock units and bonus stock). Such "*Other Stock-Based Awards*" shall be in such form, and dependent on such conditions, as the Committee may determine, including, without limitation, the right to receive, or vest with respect to, one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other Stock-Based Awards may be granted alone or in addition to any other Awards under the Plan. Subject to the provisions of the Plan, the Committee shall determine to whom and when Other Stock-Based Awards will be made; the number of Shares to be awarded under (or otherwise related to) such Other Stock-Based Awards; whether such Other Stock-Based Awards shall be settled in cash, Shares or a combination of cash and Shares; and all other terms and conditions of such awards (including, without limitation, the vesting provisions thereof and provisions ensuring that all Shares so awarded and issued shall be fully paid and non-assessable).

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(ii) Notwithstanding anything to the contrary herein, certain Other Stock-Based Awards granted under this Section 6(c) may be granted in a manner which is intended to qualify for the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code or any successor provision thereto ("*Performance-Based Awards*"). A Participant's Performance-Based Award shall be determined based on the attainment of written performance goals approved by the Committee for a performance period established by the Committee within the time period prescribed by Section 162(m) of the Code. The performance goals, which must be objective, shall be based upon one or more of the following criteria: (a) net earnings or net income (before or after taxes); (b) earnings per share; (c) net sales or revenue growth; (d) gross or net operating profit; (e) return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales, or revenue); (f) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (g) earnings before or after taxes, interest, depreciation, and/or amortization; (h) gross or operating margins; (i) productivity ratios; (j) share price (including, but not limited to, growth measures and total shareholder return); (k) expense targets; (l) margins; (m) operating efficiency; (n) customer satisfaction; (o) working capital targets; (p) economic value added; (q) volume; (r) capital expenditures; (s) market share; (t) costs; (u) regulatory ratings; (v) asset quality; (w) net worth; and (x) safety. The foregoing criteria may relate to the Company, one or more of its Affiliates or one or more of its or their divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee shall determine. In addition, to the degree consistent with Section 162(m) of the Code (or any successor section thereto), the performance goals may be calculated without regard to extraordinary or non-recurring items, as the Committee may determine in its sole discretion. The maximum amount of a Performance-Based Award granted during a calendar year to any Participant shall be, with respect to Performance-Based Awards that are denominated in Shares, 24 million. The Committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given Participant and, if they have, shall so certify and ascertain the amount of the applicable Performance-Based Award. No Performance-Based Awards will be paid for such performance period until such certification is made by the Committee. The amount of the Performance-Based Award actually paid to a given Participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the Committee. The amount of the Performance-Based Award determined by the Committee for a performance period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such performance period; provided, however, that a Participant may, if and to the extent permitted by the Committee and consistent with the provisions of Section 162(m) of the Code, elect to defer payment of a Performance-Based Award.

(d) *Dividend Equivalent Rights.* The Committee may grant Dividend Equivalent Rights either alone or in connection with the grant of an Award. A "*Dividend Equivalent Right*" shall be the right to receive a payment in respect of one Share (whether or not subject to a Stock Option) equal to the amount of any dividend paid in respect of one Share held by a shareholder in the Company; provided, however, that the Company shall not grant any Dividend Equivalent Right in respect of any unearned performance Shares. Each Dividend Equivalent Right shall be subject to such terms as the Committee may determine.

7. *Limitations and Conditions*

(a) No Award may be granted under the Plan after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.

(b) Nothing contained herein shall affect the right of the Company or any other Service Recipient to terminate any Participant's employment or other service relationship at any time or for any reason.

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(c) Unless otherwise permitted by the Committee at or after the time of grant of any Award, and except as shall be otherwise transferable or assignable by the Participant by will or the laws of descent and distribution, no benefit under the Plan shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, or charge, and any attempt to do so shall be void. No such benefit shall, prior to receipt thereof by the Participant, be in any manner liable for or subject to the debts, contracts, liabilities, engagements, or torts of the Participant. No election as to benefits or exercise of any Award may be made during a Participant's lifetime by anyone other than the Participant except by a legal representative appointed for or by the Participant or, after a Participant's death, by the legatees, personal representatives of the Participant or distributees of the Participant.

(d) Participants shall not be, and shall not have any of the rights or privileges of, shareholders of the Company in respect of any Shares purchasable or deliverable in connection with any Award unless and until certificates representing any such Shares have been issued by the Company to such Participants (or book entry representing such Shares has been made and such Shares have been deposited with the appropriate registered book-entry custodian).

(e) Absent express provisions to the contrary, any Award under this Plan shall not be deemed compensation for purposes of computing benefits or contributions under any retirement or severance plan of the Company or other Service Recipient and shall not affect any benefits under any other benefit plan of any kind now or subsequently in effect under which the availability or amount of benefits is related to level of compensation. This Plan is not a "Retirement Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

(f) Unless the Committee determines otherwise, no benefit or promise under the Plan shall be secured by any specific assets of the Company or any other Service Recipient, nor shall any assets of the Company or any other Service Recipient be designated as attributable or allocated to the satisfaction of the Company's obligations under the Plan.

(g) The Plan shall be binding on all successors and assigns of the Company and a Participant, including without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

(h) Notwithstanding any provision herein to the contrary, other than as permitted under Section 8 or 9 below, the repricing of any Stock Option or Stock Appreciation Right, once granted hereunder, is prohibited without prior approval of the Company's shareholders. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of any Stock Option or Stock Appreciation Right to lower the exercise price thereof; (ii) any other action that is treated as a "repricing" under generally accepted accounting principles; and (iii) repurchasing for cash or canceling any Stock Option or Stock Appreciation Right in exchange for another Award at a time when the exercise price per Share is greater than the Fair Market Value of the underlying Shares, unless the cancellation and exchange occurs in connection with an event described in Section 8 or 9 below.

8. *Adjustments upon Certain Events.*

In the event of any Share dividend, Share split, spin-off, share combination, reclassification, recapitalization, liquidation, dissolution, reorganization, merger, Change in Control, payment of a dividend (other than a cash dividend paid as part of a regular dividend program), exchange of Shares or other corporate exchange, any equity restructuring (as defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification 718), or other similar transaction or occurrence which affects the equity securities of the Company or the value thereof, the Committee shall (i) adjust the number and kind of shares subject to the Plan and available for or covered by Awards, (ii) adjust the share and/or exercise prices related to outstanding Awards, and/or (iii) take such other action (including, without limitation providing for payment of a cash amount to holders of outstanding Awards), in each case as it deems reasonably necessary to address, on an equitable basis, the effect of the applicable corporate event on the Plan and any outstanding Awards, and to the extent applicable, without adverse tax consequences under Section 409A of the Code. Any such adjustment made or action taken by the Committee in accordance with the preceding sentence shall be final and binding upon holders of Awards and upon the Company.

9. *Change in Control.*

Notwithstanding Section 8 above, in the event of a Change in Control: (a) if determined by the Committee in the applicable Award Agreement or otherwise determined by the Committee in its sole discretion, any outstanding Awards then held by Participants which are unexercisable or otherwise unvested or subject to lapse restrictions may automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such Change in Control and (b) the Committee may, to the extent determined by the Committee to be permitted under Section 409A of the Code, but shall not be obligated to: (i) cancel such Awards for fair value (as determined in the sole discretion of the Committee) which, in the case of Stock Options and Stock Appreciation Rights, may equal the excess, if any, of the value of the consideration (as determined in the sole discretion of the Committee) to be paid in the Change in Control transaction to holders of the same number of Shares subject to such Stock Options or Stock Appreciation Rights over the aggregate exercise price of such Stock Options or the aggregate exercise price of such Stock Appreciation Rights, as the case may be; (ii) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms and value of any affected Awards previously granted hereunder, as determined by the Committee in its sole discretion; or (iii) provide that for a period of at least ten business days prior to the Change in Control, any Stock Options or Stock Appreciation Rights shall be exercisable, to the extent applicable, as to all Shares subject thereto and that upon the occurrence of the Change in Control, such Awards shall terminate and be of no further force and effect. For the avoidance of doubt, the Committee may apply any of the foregoing to any given outstanding Award or group or type of Awards, and shall not be required to apply any of the foregoing uniformly to all outstanding Awards.

10. *Amendment and Termination*

(a) The Committee shall have the authority to make such amendments to any terms and conditions applicable to outstanding Awards as are consistent with this Plan, *provided* that no such action shall modify any Award in a manner that adversely impacts, other than in a *de minimis* manner, a Participant with respect to any outstanding Awards, other than pursuant to Sections 8, 9 or 10(c) hereof, without the Participant's consent, except as such modification is provided for or contemplated in the terms of the Award or this Plan (including Section 4(a) above).

(b) The Board may amend, suspend or terminate the Plan, *except* that no such action, other than an action under Sections 8, 9 or 10(c) hereof, may be taken which would, without shareholder approval, increase the aggregate number of Shares available for Awards under the Plan, decrease the exercise price of outstanding Stock Options or Stock Appreciation Rights, change the requirements relating to the Committee, or extend the term of the Plan. However, no such Board action shall adversely impact, other than in a *de minimis* manner, a Participant with respect to any outstanding Awards, other than pursuant to Sections 8, 9 or 10(c) hereof, without the Participant's consent, except as otherwise contemplated in the terms of the Award or the Plan (including Section 4(a) above).

(c) This Plan is intended to comply with Section 409A of the Code and will be interpreted in a manner intended to comply with Section 409A of the Code. Notwithstanding anything herein to the contrary, (i) if, at the time of the Participant's termination of service with any Service Recipient, the Participant is a "specified employee" as defined in Section 409A of the Code, and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of service is necessary in order to prevent the imposition of any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to the Participant) until the date that is six months and one day following the Participant's termination of service with all Service Recipients (or the earliest date as is permitted under Section 409A of the Code), if such payment or benefit is payable upon a termination of service and (ii) if any other payments of money or other benefits due to the Participant hereunder would cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred, if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, reasonably determined by the Board in consultation with the Participant, that does not cause such an accelerated or additional tax or result in an additional cost to the Company (without any reduction in such payments or benefits ultimately paid or provided to the Participant). Each payment made under the Plan shall be designated as a "separate payment" within the meaning of Section 409A of the Code and all references to "termination of employment" or "termination of service" shall be deemed to refer to a "separation from service" within the meaning of Section 409A of the Code.

(d) The Committee shall specify in, or in respect of, any Award granted hereunder on or subsequent to the Effective Date, that as a condition of receiving payment of such Award, the Participant's rights, payments, and benefits with respect to such Award shall be subject to any reduction, cancellation, forfeiture or recoupment, in whole or in part, upon the occurrence of certain specified events, as may be required by the Securities and Exchange Commission or any applicable national exchange, law, rule or regulation.

11. *Governing Law; International Participants*

(a) This Plan shall be governed by and construed in accordance with the laws of the State of Delaware applicable therein.

(b) With respect to Participants who reside or work outside the United States of America, the Committee may, in its sole discretion, amend the terms of the Plan or awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or any other Service Recipient.

12. *Transfers and Leaves of Absence*

For purposes of the Plan, unless the Committee determines otherwise: (a) a transfer of a Participant's employment without an intervening period of separation among the Company and any other Service Recipient shall not be deemed a termination of employment, and (b) a Participant who is granted in writing a leave of absence or who is entitled to a statutory leave of absence shall be deemed to have remained in the employ of the Company (and other Service Recipient) during such leave of absence.

13. *Withholding Taxes*

The Company shall have the right to deduct from any payment made under the Plan any federal, state or local income or other taxes required by law to be withheld with respect to such payment. It shall be a condition to the obligation of the Company to deliver Shares upon the exercise of a Stock Option that the Participant pays to the Company such amount as may be requested by the Company for the purpose of satisfying any liability for such withholding taxes.

14. *Effectiveness of the Plan*

This Plan as amended and restated shall be effective on the date on which the Company's shareholders approve the Plan (the "Effective Date").

AMENDED AND RESTATED DOLLAR GENERAL CORPORATION ANNUAL INCENTIVE PLAN

This Amended and Restated Dollar General Corporation Annual Incentive Plan (the "Plan"), initially approved by the Board of Directors of Dollar General Corporation (the "Company") on March 16, 2005 and adopted by the shareholders of the Company on May 24, 2005, as further amended and approved by the shareholders of the Company on October 23, 2009, is hereby amended and restated in its entirety, effective as of the date set forth in Section 9 of the Plan below, as follows:

SECTION 1 PURPOSE

The purpose of the Dollar General Corporation Annual Incentive Plan is to permit the Company, through awards of annual incentive compensation that satisfy the requirements for performance-based compensation under Section 162(m) of the Internal Revenue Code, to attract and retain executives and to motivate these executives to promote the profitability and growth of the Company.

SECTION 2 DEFINITIONS

"*Award*" shall mean the amount granted to a Participant by the Committee for a Performance Period.

"*Board*" shall mean the Board of Directors of the Company or the successor thereto.

"*Code*" shall mean the Internal Revenue Code of 1986, as amended.

"*Committee*" shall mean the Compensation Committee of the Board or any subcommittee thereof which meets the requirements of Section 162(m)(4)(C) of the Code.

"*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended.

"*Executive*" shall mean any "covered employee" (as defined in Section 162(m) of the Code), any executive officer of the Company or its Subsidiaries and, in the discretion of the Committee, any other employee of the Company or its Subsidiaries.

"*Participant*" shall mean, for each Performance Period, each Executive who has been selected by the Committee to participate in the Plan.

"*Performance Period*" shall mean the Company's fiscal year or any shorter or longer period designated by the Committee (not to exceed five years) with respect to which an Award may be granted.

"*Plan*" shall mean this Amended and Restated Dollar General Corporation Annual Incentive Plan, as amended from time to time.

"*Qualified Performance-Based Award*" means an Award that is intended to qualify for the Section 162(m) Exemption and is made subject to performance goals based on Qualified Performance Measures.

"*Qualified Performance Measures*" means one or more of the performance measures listed below upon which performance goals for certain Qualified Performance-Based Awards may be

Proxy

established from time to time by the Committee within the time period prescribed by Section 162(m) of the Code:

(a) Net earnings or net income (before or after taxes);

(b) Earnings per share;

(c) Net sales or revenue growth;

(d) Gross or net operating profit;

(e) Return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales, or revenue);

(f) Cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital);

(g) Earnings before or after taxes, interest, depreciation, and/or amortization;

(h) Gross or operating margins;

(i) Productivity ratios;

(j) Share price (including, but not limited to, growth measures and total shareholder return);

(k) Expense targets;

(l) Margins;

(m) Operating efficiency;

(n) Customer satisfaction;

(o) Working capital targets;

(p) Economic Value Added;

(q) Volume;

(r) Capital expenditures;

(s) Market share;

(t) Costs;

(u) Regulatory ratings;

(v) Asset quality;

(w) Net worth; and

(x) Safety.

"*Section 162(m) Cash Maximum*" means $10,000,000.

"*Section 162(m) Exemption*" means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code or any successor provision thereto.

"*Service Recipient*" means the Company, any subsidiary of the Company, or any affiliate of the Company that satisfies the definition of "service recipient" within the meaning of Treasury Regulation Section 1.409A-1 (or any successor regulation), with respect to which the person is a "service provider" (within the meaning of Treasury Regulation Section 1.409A-1(or any successor regulation)).

SECTION 3
ADMINISTRATION

The Plan shall be administered by the Committee, which shall have full authority to interpret the Plan, to establish rules and regulations relating to the operation of the Plan, to select Participants, to determine the maximum Awards and the amounts of any Awards and to make all determinations and take all other actions necessary or appropriate for the proper administration of the Plan. The Committee's interpretation of the Plan, and all actions taken within the scope of its authority, shall be final and binding on the Company, its shareholders and Participants, Executives, former Executives and their respective successors and assigns. No member of the Committee shall be eligible to participate in the Plan.

Proxy

SECTION 4
DETERMINATION OF AWARDS

(a) Prior to the beginning of each Performance Period, or at such later time as may be permitted by applicable provisions of the Code (which, in the case of any Qualified Performance-Based Award, currently is not later than the earlier of (i) 90 days after the beginning of the period of service to which the performance goal(s) relate or (ii) the first 25% of the period of service), the Committee shall establish: (1) the Executives or class of Executives who will be Participants in the Plan; (2) for each Participant a maximum Award, which shall not exceed the Section 162(m) Cash Maximum; and (3) the performance goal(s) and Qualified Performance Measure(s) applicable to, and the method for computing the amount payable upon achievement of such performance goal(s) in connection with, any Qualified Performance-Based Award. The Qualified Performance Measures may relate to the Company, one or more of its Affiliates or one or more of its or their divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee shall determine. In addition, to the degree consistent with Section 162(m) (or any successor section thereto), the performance goals may be calculated without regard to extraordinary or non-recurring items, as the Committee may determine in its sole discretion.

(b) Following the end of each Performance Period, and before any payments are made under the Plan, the Committee shall certify in writing the satisfaction of the performance goal(s) for any Qualified Performance Measure(s) applicable to any Qualified Performance-Based Award in a manner intended to satisfy the requirements of Section 162(m).

(c) The Committee may reduce or eliminate the Award granted to any Participant based on factors determined by the Committee, including but not limited to, performance against budgeted financial goals and the Participant's personal performance, provided, however, that any such reduction or elimination shall not operate to increase a Qualified Performance-Based Award, or amount payable thereunder, to any Participant who is an Executive. The Committee may not increase a Qualified Performance-Based Award, or amount payable thereunder, granted to a Participant who is an Executive.

SECTION 5
PAYMENT OF AWARDS

Each Participant shall be eligible to receive payment of the Award in cash, as soon as practicable after the amount of such Participant's Award for a Performance Period has been determined, but in no event later than the 15th day of the third calendar month following the end of the fiscal year in respect of which such Awards were earned. Subject to the provisions of Section 8(g) hereof, payment of the award may be deferred in accordance with a written election by the Participant

Proxy

in accordance with the terms of the Company's CDP/SERP Plan, as such Plan may be amended and/or restated from time to time.

SECTION 6
AMENDMENTS

The Committee may amend the Plan at any time and from time to time, provided that no such amendment that would require the consent of the shareholders of the Company pursuant to Section 162(m) of the Code, NYSE listing rules or the Exchange Act, or any other applicable law, rule or regulation, shall be effective without such consent. No amendment which adversely affects a Participant's rights to, or interest in, an Award granted prior to the date of the amendment shall be effective unless the Participant shall have agreed thereto in writing.

SECTION 7
TERMINATION

The Committee may terminate this Plan at any time but in no event shall the termination of the Plan adversely affect the rights of any Participant to a previously granted Award without such Participant's written consent.

SECTION 8
OTHER PROVISIONS

(a) No Executive or other person shall have any claim or right to be granted an Award under this Plan until such Award is actually granted. Neither the establishment of this Plan, nor any action taken hereunder, shall be construed as giving any Executive any right to be retained in the employ of the Company. Nothing contained in this Plan shall limit the ability of the Company to make payments or awards to Executives under any other plan, agreement or arrangement.

(b) The rights and benefits of a Participant hereunder are personal to the Participant and, except for payments made following a Participant's death, shall not be subject to any voluntary or involuntary alienation, assignment, pledge, transfer, encumbrance, attachment, garnishment or other disposition.

(c) Awards under this Plan shall not constitute compensation for the purpose of determining participation or benefits under any other plan of the Company unless specifically included as compensation in such plan.

(d) The Company shall have the right to deduct from Awards any taxes or other amounts required to be withheld by law.

(e) All questions pertaining to the construction, regulation, validity and effect of the provisions of the Plan shall be determined in accordance with the laws of the State of Tennessee without regard to principles of conflict of laws.

(f) No member of the Committee or the Board, and no officer, employee or agent of the Company shall be liable for any act or action hereunder, whether of commission or omission, taken by any other member, or by any officer, agent, or employee, or, except in circumstances involving bad faith, for anything done or omitted to be done in the administration of the Plan.

(g) The Plan is intended to comply with Section 409A of the Code and will be interpreted in a manner intended to comply with Section 409A of the Code ("Section 409A"). Notwithstanding anything herein to the contrary, if at the time of the Participant's termination of employment with any Service Recipient the Participant is a "specified employee" as defined in Section 409A, and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of service is necessary in order to prevent the imposition of any accelerated or additional tax under Section 409A, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to the Participant) to the minimum extent necessary to satisfy Section 409A until the date that is six months and one day following the Participant's termination of employment with all Service Recipients (or the earliest date as is permitted under Section 409A), if such payment or benefit is payable upon a termination of employment. Each payment made under the Plan shall be designated as a "separate payment" within the meaning of Section 409A.

(h) The Committee shall specify in, or in respect of, any Award granted hereunder on or after the Effective Date, that as a condition of receiving payment of the Award, the Participant's rights, payments, and benefits with respect to such Award shall be subject to any reduction, cancellation, forfeiture or recoupment, in whole or in part, upon the occurrence of certain specified events, as may be required by the Securities and Exchange Commission or any applicable national exchange, law, rule or regulation.

SECTION 9
EFFECTIVE DATE

The Plan shall be effective upon the date the Plan is approved by the shareholders of the Company (the "Effective Date").

DOLLAR GENERAL®

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 3, 2012

Commission file number: 001-11421

DOLLAR GENERAL CORPORATION

(Exact name of registrant as specified in its charter)

TENNESSEE	**61-0502302**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 MISSION RIDGE
GOODLETTSVILLE, TN 37072
(Address of principal executive offices, zip code)

Registrant's telephone number, including area code: ***(615) 855-4000***

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of the exchange on which registered
Common Stock, par value $0.875 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate fair market value of the registrant's common stock outstanding and held by non-affiliates as of July 29, 2011 was $3.12 billion calculated using the closing market price of our common stock as reported on the NYSE on such date ($31.46). For this purpose, directors, executive officers and greater than 10% record shareholders are considered the affiliates of the registrant.

The registrant had 338,091,175 shares of common stock outstanding as of March 16, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Certain of the information required in Part III of this Form 10-K is incorporated by reference to the Registrant's definitive proxy statement to be filed for the Annual Meeting of Shareholders to be held on June 1, 2012.

10-K

INTRODUCTION

General

This report contains references to years 2012, 2011, 2010, 2009, 2008, and 2007, which represent fiscal years ending or ended February 1, 2013, February 3, 2012, January 28, 2011, January 29, 2010, January 30, 2009, and February 1, 2008, respectively. Our fiscal year ends on the Friday closest to January 31, and each of the years listed will be or were 52-week years, with the exception of 2011 which consisted of 53 weeks. All of the discussion and analysis in this report should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and related notes.

Solely for convenience, our trademarks and tradenames may appear in this report without the ® or TM symbol which is not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights or the right to these trademarks and tradenames.

Cautionary Disclosure Regarding Forward-Looking Statements

We include "forward-looking statements" within the meaning of the federal securities laws throughout this report, particularly under the headings "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Note 9—Commitments and Contingencies," among others. You can identify these statements because they are not limited to historical fact or they use words such as "may," "will," "should," "could," "believe," "anticipate," "project," "plan," "expect," "estimate," "forecast," "goal," "potential," "opportunity," "intend," "will likely result," or "will continue" and similar expressions that concern our strategy, plans, intentions or beliefs about future occurrences or results. For example, all statements relating to our estimated and projected expenditures, cash flows, results of operations, financial condition and liquidity; our plans, objectives and expectations for future operations, growth or initiatives; or the expected outcome or effect of pending or threatened litigation or audits are forward-looking statements.

All forward-looking statements are subject to risks and uncertainties that may change at any time, so our actual results may differ materially from those that we expected. We derive many of these statements from our operating budgets and forecasts, which are based on many detailed assumptions that we believe are reasonable. However, it is very difficult to predict the effect of known factors, and we cannot anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from the expectations expressed in our forward-looking statements are disclosed under "Risk Factors" in Part I, Item 1A and elsewhere in this document (including, without limitation, in conjunction with the forward-looking statements themselves and under the heading "Critical Accounting Policies and Estimates"). All forward-looking statements are qualified in their entirety by these and other cautionary statements that we make from time to time in our other SEC filings and public communications. You should evaluate such statements in the context of these risks and uncertainties. These factors may not contain all of the factors that are important to you. We cannot assure you that we will realize the results or developments we anticipate or, even if substantially realized, that they will result in the consequences or affect us in the way we expect. Forward-looking statements are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

10-K

PART I

ITEM 1. BUSINESS

General

We are the largest discount retailer in the United States by number of stores, with 9,961 stores located in 39 states as of March 2, 2012, primarily in the southern, southwestern, midwestern and eastern United States. We offer a broad selection of merchandise, including consumables, seasonal, home products and apparel. Our merchandise includes high quality national brands from leading manufacturers, as well as comparable quality private brand selections with prices at substantial discounts to national brands. We offer our merchandise at everyday low prices (typically $10 or less) through our convenient small-box (approximately 7,200 square feet) locations.

Our History

J.L. Turner founded our Company in 1939 as J.L. Turner and Son, Wholesale. We were incorporated as a Kentucky corporation under the name J.L. Turner & Son, Inc. in 1955, when we opened our first Dollar General store. We changed our name to Dollar General Corporation in 1968 and reincorporated in 1998 as a Tennessee corporation. Our common stock was publicly traded from 1968 until July 2007, when we merged with an entity controlled by investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., or KKR. In November 2009 our common stock again became publicly traded. Buck Holdings, L.P., a Delaware limited partnership controlled by KKR, continues to beneficially own a significant percentage of our outstanding common stock.

Our Business Model

Our long history of profitable growth is founded on a commitment to a relatively simple business model: providing a broad base of customers with their basic everyday and household needs, supplemented with a variety of general merchandise items, at everyday low prices in conveniently located, small-box stores. We continually evaluate the needs and demands of our customers and modify our merchandise selections and pricing accordingly, while remaining focused on increasing profitability for our shareholders.

Fiscal year 2011 represented our 22nd consecutive year of same-store sales growth. This growth, regardless of economic conditions, suggests that we have a less cyclical model than most retailers and, we believe, is a result of our compelling value and convenience proposition.

Our attractive store economics, including a relatively low initial investment and simple, low cost operating model, have allowed us to grow our store base to current levels, and provide us significant opportunities to continue our profitable store growth strategy.

Compelling Value and Convenience Proposition. Our ability to deliver highly competitive prices on national brand and quality private brand products in convenient locations and our easy in and out shopping format create a compelling shopping experience that distinguishes us from other discount, convenience and drugstore retailers. Our slogan, "Save time. Save money. Every day!" summarizes our appeal to customers. We believe our ability to effectively deliver both value and convenience allows us to succeed in small markets with limited shopping alternatives, as well as to profitably coexist alongside larger retailers in more competitive markets. Our compelling value and convenience proposition is evidenced by the following attributes of our business model:

- *Convenient Locations.* Our stores are conveniently located in a variety of rural, suburban and urban communities, currently with approximately 70% serving communities with populations of less than 20,000. In more densely populated areas, our small-box stores typically serve the closely surrounding neighborhoods. The majority of our customers live within three to five miles, or a

10-minute drive, of our stores. Our close proximity to customers drives customer loyalty and trip frequency and makes us an attractive alternative to large discount and other large-box retail and grocery stores which are often located farther away. Our low cost economic model enables us to serve many areas with fewer than 1,500 households.

- *Time-Saving Shopping Experience.* We also provide customers with a highly convenient shopping experience. Our stores' smaller size allows us to locate parking near the front entrance. Our product offering includes most necessities, such as basic packaged and refrigerated food and dairy products, cleaning supplies, paper products, and health and beauty care items, as well as greeting cards, party supplies, apparel, housewares, hardware and automotive supplies, among others. Our typical store opens at 8:00 a.m. and closes at 9:00 p.m. or 10:00 p.m., seven days per week. Our convenient hours and broad merchandise offering allow our customers to fulfill their routine shopping requirements and minimize their need to shop elsewhere.
- *Everyday Low Prices on Quality Merchandise.* Our research indicates that we offer a price advantage over most food and drug retailers and that our prices are highly competitive with even the largest discount retailers. Our ability to offer everyday low prices on quality merchandise is supported by our low-cost operating structure and our strategy to maintain a limited number of stock keeping units ("SKUs") per category, which we believe helps us maintain strong purchasing power. Most items are priced below $10, with approximately 25% at $1 or less. We offer quality nationally advertised brands at these everyday low prices in addition to offering our own comparable quality private brands at value prices.


10-K

Attractive Store Economics. The traditional Dollar General store size, design and location requires minimal initial capital investment and low maintenance expenditures. Our typical locations involve a modest, no-frills building, which helps keep our rental and other fixed overhead costs relatively low. Our leased stores generally deliver positive cash flow in their first year of operations, typically resulting in pay back of capital in less than two years. Our stringent market analysis, real estate site selection and new store approval processes as well as our new store marketing programs help us optimize financial returns and minimize the risks of opening unprofitable stores.

Our lean store staffing model and centralized management of utilities, maintenance and supplies procurement contribute to our relatively low operating costs and efficient store operations. Recent additions and upgrades to technology in our stores, including high-speed data transmission, inventory control, workforce management and task management systems are enabling us to manage our store operations even more effectively.

Substantial Growth Opportunities. We believe we have the long-term potential in the U.S. to more than double our existing store base while maintaining strong returns on capital. We have identified significant opportunities to add new stores in both existing and new markets. In addition, we have opportunities within our existing store base to relocate or remodel to better serve our customers. See "Our Growth Strategy" for additional details.

Our Growth Strategy

We believe we have the right strategy and execution capabilities to capitalize on the considerable growth opportunities afforded by our business model. We believe we continue to have significant opportunities to drive profitable growth through increasing same-store sales, expanding our operating profit rate and growing our store base.

Increasing Same-Store Sales. We believe the combination of our necessity-driven product mix and our attractive value proposition, including a well-balanced merchandising approach, provides a strong basis for increased sales. Our average sales per square foot increased to $213 in 2011 (including a $4 contribution from the 53rd week) from $201 in 2010 and $195 in 2009. We believe we will continue to have additional opportunities to increase our store productivity through improved in-stock positions, price optimization, continued improvements in space utilization, and additional operating and merchandising initiatives, including further expansion of our frozen and refrigerated food offerings.

We remodeled or relocated 575 stores in 2011, and we plan to relocate or remodel 550 stores in 2012. Remodels and relocations typically drive incremental same-store sales growth. A relocation typically results in an improved, more visible and accessible location, and usually includes increased square footage. We believe we will continue to have opportunities for additional remodels and relocations beyond 2012.

Expanding Operating Profit Rate. Another key component of our growth strategy is improving our operating profit rate through enhanced gross profit and expense reduction initiatives. Even though we faced challenges in 2011 resulting from ongoing pressures with regard to discretionary spending and significant increases in product costs, we were able to increase our operating profit by 17%, equal to 30 basis points as a percent of sales, primarily due to our ongoing efforts to reduce selling, general and administrative expenses as a percent of sales.

10-K

We remain committed to an everyday low price ("EDLP") strategy that our customers can depend on. To strengthen our adherence to this strategy and still protect gross profit, we utilize various pricing and merchandising options, including price optimization strategies, changes to our product selection, such as alternate national brands and the expansion of our private brands, and modifications to our packaging and product size. In 2011, the cost of many basic commodities, including cotton, sugar, coffee, groundnuts and resin, as well as transportation fuel, increased, and many of these increases were passed along to us by our vendors. These cost increases posed a challenge to our continued priority of improving our gross profit rate in 2011.

Our private brand program complements our model of offering customers nationally branded consumables merchandise at everyday low prices. When compared to similar national brands, private or proprietary brand items generally have higher gross profit rates. The addition of private brands also allows us to better control quality and improve our packaging and shelf presentation over less recognizable "packer" labels. Over the past few years we have expanded our private brand initiative to our non-consumable offerings, dramatically improving the visual impact of many of our non-consumables, including housewares, domestics, lawn and garden tools and summer toys.

In addition, in 2010 and 2011, we increased our offering of items at the $1.00 price point, focusing first on food followed by health and beauty. Because we believe this program adds incremental sales and gross profit, we plan to further this program in 2012, continuing to combine some of our $1.00 EDLP items with special purchases.

Improving our inventory shrinkage has been and continues to be an important component of expanding our gross profit rate. To achieve this objective we have concentrated our shrink reduction efforts on stores with the highest shrink rates. In addition, we have been successful in employing exception reporting tools and enhanced shrink optimization processes.

We also continue to believe we have the potential to directly source a larger portion of our products internationally at significant savings to current costs. In 2011, we imported approximately $780 million of goods, or 8% of total purchases, at cost.

We continually look for ways to improve our cost structure and enhance efficiencies throughout the organization. For example, in 2011, we fully implemented a store workforce management program, and made further progress on reducing costs through our energy management and centralized procurement systems.

Growing Our Store Base. Based on a detailed, market-by-market analysis, we believe we have the potential to at least double our current number of stores through expansion in both existing and new markets. In 2011, we made our initial entrance into Connecticut, New Hampshire and Nevada (our first new states since 2006) and in 2012 we plan to open approximately 50 stores in California. We have confidence in our real estate disciplines and in our ability to identify, open and operate successful new stores. As a result, we believe that at least our present level of new store growth is sustainable for the foreseeable future.

Our Merchandise

We offer a focused assortment of everyday necessities, which drive frequent customer visits, and key items in a broad range of general merchandise categories. Our product assortment provides the opportunity for our customers to address most of their basic shopping needs with one trip. We sell high quality national brands from leading manufacturers such as Procter & Gamble, Kimberly Clark, Unilever, Kellogg's, General Mills, Nabisco, Coca-Cola and PepsiCo, which are typically found at higher retail prices elsewhere. Additionally, our private brand consumables offer consumers even greater value with options to purchase value items and national brand equivalent products at substantial discounts to the national brand.


10-K

Our stores generally offer approximately 10,000 total SKUs per store; however, the number of SKUs in a given store can vary based upon the store's size, geographic location, merchandising initiatives, seasonality, and other factors. Most of our products are priced at $10 or less, with approximately 25% at $1 or less. We separate our merchandise into four categories: 1) consumables; 2) seasonal; 3) home products; and 4) apparel.

Consumables is our largest category and includes paper and cleaning products (such as paper towels, bath tissue, paper dinnerware, trash and storage bags, laundry and other home cleaning supplies); food, including packaged food and perishables (such as cereals, canned soups and vegetables, sugar, flour, milk, eggs and bread); beverages and snacks (including candy, cookies, crackers, salty snacks and carbonated beverages); health and beauty (including over-the-counter medicines and personal care products, such as soap, body wash, shampoo, dental hygiene and foot care products); and pet (including pet supplies and pet food).

Seasonal products include decorations, toys, batteries, small electronics, greeting cards, stationery, prepaid cell phones and accessories, gardening supplies, hardware, automotive and home office supplies.

Home products includes kitchen supplies, cookware, small appliances, light bulbs, storage containers, frames, candles, craft supplies and kitchen, bed and bath soft goods.

Apparel includes casual everyday apparel for infants, toddlers, girls, boys, women and men, as well as socks, underwear, disposable diapers, shoes and accessories.

The percentage of net sales of each of our four categories of merchandise for the fiscal years indicated below was as follows:

	2011	2010	2009
Consumables	73.2%	71.6%	70.8%
Seasonal	13.8%	14.5%	14.5%
Home products	6.8%	7.0%	7.4%
Apparel	6.2%	6.9%	7.3%

Our home products and seasonal categories typically account for the highest gross profit margins, and the consumables category typically accounts for the lowest gross profit margin.

10-K

The Dollar General Store

The average Dollar General store has approximately 7,200 square feet of selling space and is typically operated by a store manager, an assistant store manager and three or more sales clerks. Approximately 60% of our stores are in freestanding buildings and 40% are in strip shopping centers. Most of our customers live within three to five miles, or a 10 minute drive, of our stores. Our traditional store strategy features low initial capital expenditures, limited maintenance capital, low occupancy and operating costs, and a focused merchandise offering within a broad range of categories, allowing us to deliver low retail prices while generating strong cash flows and investment returns. In 2011, the average cost of equipment and fixtures in our traditional leased stores was approximately $180,000. Initial inventory, net of payables, increases the investment in a new store by approximately $75,000.

We generally have had good success in locating suitable store sites in the past. Given the size of the communities that we target, we believe that there is ample opportunity for new store growth in existing and new markets. In addition, the current real estate market has continued to provide opportunities for us to access higher quality sites at lower rates than in recent years. Also, we believe we have significant opportunities available for our relocation and remodel programs. We spend approximately $80,000 for equipment and fixtures to remodel a traditional store and approximately $160,000 to relocate a traditional store. We remodeled or relocated 575 stores in 2011, 504 in 2010 and 450 in 2009.

At the end of 2011, our total store count included 69 Dollar General Market stores, which, in addition to the merchandise offering of a traditional Dollar General store, feature an expanded food section, including fresh meat and produce and significantly more frozen and refrigerated foods. These stores, which average approximately 16,000 square feet of selling space, are an alternative to the typical grocery store or supermarket, and generally contribute more to sales and operating income than our traditional stores. In 2011, we opened 12 new Dollar General Markets, including seven as part of our initial entrance into Nevada. We plan to open approximately 40 new Dollar General Markets in 2012, including a significant percentage of our initial stores in California. Our focus is on locating the Dollar General Market stores in areas that are generally underserved by large grocery chains. We continue to test and adjust the Dollar General Market concept and how we build and open the stores, as the capital investment for these stores is significantly higher than our traditional stores. In addition to the Market stores, we are also testing a larger format traditional store with approximately 10,000 square feet of selling space, including an expanded section of coolers and freezers. Like the Dollar General Market stores, these larger format stores currently require significantly higher capital investment than our traditional stores and we are working to reduce that difference.

Our recent store growth is summarized in the following table:

Year	Stores at Beginning of Year	Stores Opened	Stores Closed	Net Store Increase	Stores at End of Year
2009	8,362	500	34	466	8,828
2010	8,828	600	56	544	9,372
2011	9,372	625	60	565	9,937

Our Customers

Our customers seek value and convenience. Depending on their financial situation and geographic proximity, customers' reliance on Dollar General varies from using Dollar General for fill-in shopping, to making periodic trips to stock up on household items, to making weekly or more frequent trips to meet most essential needs. We believe that our value and convenience proposition attracts customers from a wide range of income brackets and life stages. In the last year, we have continued to see increases in the annual number of shopping trips that our customers make to our stores as well as the amount spent during each trip.

To attract new and retain existing customers, we continue to focus on product quality and selection, in-stock levels and pricing, targeted advertising, improved store standards, convenient site locations, and a pleasant overall customer experience.

Our Suppliers

We purchase merchandise from a wide variety of suppliers and maintain direct buying relationships with many producers of national brand merchandise, such as Procter & Gamble, Kimberly Clark, Unilever, Kellogg's, General Mills, Nabisco, Coca-Cola and PepsiCo. Despite our broad offering, we maintain only a limited number of SKUs per category, giving us a pricing advantage in dealing with our suppliers. Approximately 8% and 7% of our purchases in 2011 were from our largest and second largest suppliers, respectively. Our private brands come from a diversified supplier base. We directly imported approximately 8% of our purchases at cost (12% of our purchases based on their retail value) in 2011. Our vendor arrangements generally provide for payment for such merchandise in U.S. dollars.

We have consistently managed to obtain sufficient quantities of core merchandise and believe that, if one or more of our current sources of supply became unavailable, we would generally be able to obtain alternative sources without experiencing a substantial disruption of our business. However, such alternative sources could increase our merchandise costs or reduce the quality of our merchandise, and an inability to obtain alternative sources could adversely affect our sales.

Distribution, Transportation and Inventory Management

Our stores are currently supported by ten distribution centers located strategically throughout our geographic footprint, including a new distribution center in Bessemer, Alabama which began shipping to stores on March 11, 2012. We lease additional temporary warehouse space as necessary to support our distribution needs. In addition, we have leased a distribution facility in Lebec, California which we expect to be operational in April 2012. Over the past few years we have made significant investments in facilities, technological improvements and upgrades, and we continue to improve work processes, all of which increase our efficiency and ability to support our merchandising and operations initiatives as well as our new store growth. We continually analyze and rebalance the network to ensure that it remains efficient and provides the service our stores require. See "—Properties" for additional information pertaining to our distribution centers.

Most of our merchandise flows through our distributions centers and is delivered to our stores by third-party trucking firms, utilizing our trailers. Our agreements with these trucking firms are based on estimated costs of diesel fuel, with the difference in estimated and current market fuel costs passed through to us. The costs of diesel fuel are significantly influenced by international, political and economic circumstances, and were considerably higher throughout 2011 than in 2010. If such increased prices remain in effect, or if further price increases were to arise for any reason, including fuel supply shortages or unusual price volatility, the resulting higher fuel prices could materially increase our transportation costs.

We believe that there remains opportunity to improve our inventory turns. Initiatives in process include operational efforts to optimize presentation levels, improve in-stock levels and decrease excess quantities shipped to our stores. We continue to focus on SKU optimization in an attempt to ensure that we can meet customers' demands for our most popular products as well as ensure appropriate product assortment. We are also in the process of implementing an improved supply chain solution to assist in ordering, monitoring and tracking inventory from purchase order to receipt to maintain efficient levels of inventory. We turned our inventory approximately 5.3 times over the most recent four quarters.

Seasonality

Our business is seasonal to a certain extent. Generally, our highest sales volume occurs in the fourth quarter, which includes the Christmas selling season, and the lowest occurs in the first quarter. In addition, our quarterly results can be affected by the timing of certain holidays, the timing of new store openings and store closings, the amount of sales contributed by new and existing stores, as well as financial transactions such as debt repurchases, common stock offerings and stock repurchases. We purchase substantial amounts of inventory in the third quarter and incur higher shipping costs and higher payroll costs in anticipation of the increased sales activity during the fourth quarter. In addition, we carry merchandise during our fourth quarter that we do not carry during the rest of the year, such as gift sets, holiday decorations, certain baking items, and a broader assortment of toys and candy.

The following table reflects the seasonality of net sales, gross profit, and net income by quarter for each of the quarters of our three most recent fiscal years. The fourth quarter of the year ended February 3, 2012 was comprised of 14 weeks, and each of the other quarters reflected below were comprised of 13 weeks.

(in millions)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended February 3, 2012				
Net sales	$3,451.7	$3,575.2	$3,595.2	$4,185.1
Gross profit	1,087.4	1,148.3	1,115.8	1,346.4
Net income(a)	157.0	146.0	171.2	292.5
Year Ended January 28, 2011				
Net sales	$3,111.3	$3,214.2	$3,223.4	$3,486.1
Gross profit	999.8	1,036.0	1,010.7	1,130.2
Net income	136.0	141.2	128.1	222.5
Year Ended January 29, 2010				
Net sales	$2,779.9	$2,901.9	$2,928.8	$3,185.8
Gross profit	855.4	906.0	903.1	1,025.4
Net income(b)	83.0	93.6	75.6	87.2

(a) Includes expenses, net of income taxes, of $35.4 million related to the redemption of long-term obligations in second quarter of 2011.

(b) Includes expenses, net of income taxes, of $82.9 million related to our initial public offering during the fourth quarter of 2009.

Our Competition

We operate in the basic discount consumer goods market, which is highly competitive with respect to price, store location, merchandise quality, assortment and presentation, in-stock consistency, and customer service. We compete with discount stores and with many other retailers, including mass merchandise, grocery, drug, convenience, variety and other specialty stores. These other retail companies operate stores in many of the areas where we operate, and many of them engage in extensive advertising and marketing efforts. Our direct competitors include Family Dollar, Dollar Tree, Fred's, 99 Cents Only and various local, independent operators, as well as Walmart, Target, Walgreens, CVS, and Rite Aid, among others. Certain of our competitors have greater financial, distribution, marketing and other resources than we do.

We differentiate ourselves from other forms of retailing by offering consistently low prices in a convenient, small-store format. We believe that our prices are competitive due in part to our low cost operating structure and the relatively limited assortment of products offered. Historically, we have minimized labor by offering fewer price points and a reliance on simple merchandise presentation. Purchasing large volumes of merchandise within our focused assortment in each merchandise category allows us to keep our average costs low, contributing to our ability to offer competitive everyday low prices to our customers. See "—Our Business Model" above for further discussion of our competitive situation.

Our Employees

As of March 2, 2012, we employed approximately 90,000 full-time and part-time employees, including divisional and regional managers, district managers, store managers, other store personnel and distribution center and administrative personnel. We have increasingly focused on recruiting, training, motivating and retaining employees, and we believe that the quality, performance and morale of our employees have increased as a result. We currently are not a party to any collective bargaining agreements.

Our Trademarks

We own marks that are registered with the United States Patent and Trademark Office and are protected under applicable intellectual property laws, including without limitation the trademarks Dollar General®, Dollar General Market®, Clover Valley®, DG®, DG Guarantee®, Smart & Simple®, trueliving®, Sweet Smiles®, Open Trails®, and the Dollar General price point designs, along with variations and formatives of these trademarks as well as certain other trademarks. Effective as of February 1, 2012 we exercised an option to purchase the Bobbie Brooks® trademark. We expect to file assignment documents in applicable trademark offices in the coming weeks. We attempt to obtain registration of our trademarks whenever practicable and to pursue vigorously any infringement of those marks. Our trademark registrations have various expiration dates; however, assuming that the trademark registrations are properly renewed, they have a perpetual duration.

We also hold licenses to use various trademarks owned by third parties, including a license to the Fisher Price brand for certain items of children's clothing through December 31, 2013, and an exclusive license to the Rexall brand through March 5, 2020.

Available Information

Our Web site address is www.dollargeneral.com. We file with or furnish to the Securities and Exchange Commission (the "SEC") annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, proxy statements and annual reports to shareholders, and, from time to time, registration statements and other documents. These documents are available free of charge to investors on or through the Investor Information portion of our Web site as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. In addition, the public may read and copy any of the materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers, such as Dollar General, that file electronically with the SEC. The address of that Web site is http://www.sec.gov.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below and the other information contained in this report and other filings that we make from time to time with the SEC, including our consolidated financial statements and accompanying notes. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or liquidity. In addition, the risks described below are not the only risks we face. Our business, financial condition, results of operations or liquidity could also be adversely affected by additional factors that apply to all companies generally, as well as other risks that are not currently known to us or that we currently view to be immaterial. While we attempt to mitigate known risks to the extent we believe to be practicable and reasonable, we can provide no assurance, and we make no representation, that our mitigation efforts will be successful.

Current economic conditions and other economic factors may adversely affect our financial performance and other aspects of our business.

We believe that many of our customers are on fixed or low incomes and generally have limited discretionary spending dollars. A further slowdown in the economy, or a delayed recovery, or other economic conditions affecting disposable consumer income, such as increased unemployment or underemployment levels, inflation, increases in fuel or other energy costs and interest rates, lack of available credit, consumer debt levels, higher tax rates and other changes in tax laws, and further erosion in consumer confidence, may adversely affect our business by reducing our customers' spending or by causing them to shift their spending to products other than those sold by us or to products sold by us that are less profitable than other product choices, all of which could result in lower net sales, decreases in inventory turnover, greater markdowns on inventory, and a reduction in profitability due to lower margins. Many of those factors, as well as commodity rates, transportation costs (including the costs of diesel fuel), costs of labor, insurance and healthcare, foreign exchange rate fluctuations, lease costs, measures that create barriers to or increase the costs associated with international trade, changes in other laws and regulations and other economic factors, also affect our cost of goods sold and our selling, general and administrative expenses, which may adversely affect our sales or profitability. We have limited or no ability to control many of these factors. Product costs began to escalate in our 2010 fourth quarter as a result of increases in the costs of certain commodities (including cotton, sugar, coffee, groundnuts, resin), and increasing diesel fuel costs. We will be diligent in our efforts to keep product costs as low as possible in the face of these increases while still working to optimize gross profit and meet the needs of our customers.

In addition, many of the factors discussed above, along with current global economic conditions and uncertainties, the potential for additional failures or realignments of financial institutions, and the related impact on available credit may affect us and our suppliers and other business partners, landlords and service providers in an adverse manner including, but not limited to, reducing access to liquid funds or credit, increasing the cost of credit, limiting our ability to manage interest rate risk, increasing the risk of bankruptcy of our suppliers, landlords or counterparties to, or other financial institutions involved in, our credit facilities and our derivative and other contracts, increasing the cost of goods to us, and other adverse consequences which we are unable to fully anticipate or control.

Our plans depend significantly on initiatives designed to increase sales and improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain these plans could affect our performance adversely.

We have initiatives (such as those relating to marketing, merchandising, promotions, sourcing, shrink, private brand, store operations and real estate) in various stages of testing, evaluation, and implementation, upon which we expect to rely to continue to improve our results of operations and financial condition and to achieve our financial plans. These initiatives are inherently risky and uncertain, even when tested successfully, in their application to our business in general. It is possible that successful testing can result partially from resources and attention that cannot be duplicated in broader implementation, particularly in light of the diverse geographic locations of our stores and the fact that our field management is so decentralized. General implementation also may be negatively affected by other risk factors described herein. Successful systemwide implementation relies on consistency of training, stability of workforce, ease of execution, and the absence of offsetting factors that can influence results adversely. Failure to achieve successful implementation of our initiatives or the cost of these initiatives exceeding management's estimates could adversely affect our results of operations and financial condition.

In addition, the success of our merchandising initiatives, particularly those with respect to non-consumable merchandise, depends in part upon our ability to predict consistently and successfully the products our customers will demand and to identify and timely respond to evolving trends in demographics and consumer preferences, expectations and needs. If we are unable to select products that are attractive to customers, to obtain such products at costs that allow us to sell them at a profit, or to effectively market such products, our sales, market share and profitability could be adversely affected. If our merchandising efforts in the non-consumables area are unsuccessful, we could be further adversely affected by our inability to offset the lower margins associated with our consumables business.

We face intense competition that could limit our growth opportunities and adversely impact our financial performance.

The retail business is highly competitive. We operate in the basic discount consumer goods market, which is competitive with respect to price, store location, merchandise quality, assortment and presentation, in-stock consistency, and customer service. This competitive environment subjects us to the risk of adverse impact to our financial performance because of the lower prices, and thus the lower margins, required to maintain our competitive position. Also, companies like ours operating in the basic discount consumer goods market (due to customer demographics and other factors) may have limited ability to increase prices in response to increased costs without losing competitive position. This limitation may adversely affect our margins and financial performance. We compete for customers, employees, store sites, products and services and in other important aspects of our business with many other local, regional and national retailers. We compete with retailers operating discount, mass merchandise, outlet, warehouse club, grocery, drug, convenience, variety and other specialty stores. Certain of our competitors have greater financial, distribution, marketing and other resources than we do and may be able to secure better arrangements with suppliers than we can. These other competitors compete in a variety of other ways, including aggressive promotional activities, merchandise selection and availability, services offered to customers, location, store hours, in-store amenities and price. If we fail to respond effectively to competitive pressures and changes in the retail markets, it could adversely affect our financial performance.

Competition for customers has intensified in recent years as larger competitors have moved into, or increased their presence in, our geographic markets. In addition, some of our large box competitors are or may be developing small box formats which may produce more competition. We remain vulnerable to the marketing power and high level of consumer recognition of these larger competitors and to the risk that these competitors or others could venture into our industry in a significant way. Generally, we expect an increase in competition.

Our private brands may not achieve or maintain broad market acceptance and increase the risks we face.

We have substantially increased the number of our private brand items, and the program is a sizable part of our future growth plans. We believe that our success in gaining and maintaining broad market acceptance of our private brands depends on many factors, including pricing, our costs, quality and customer perception. We may not achieve or maintain our expected sales for our private brands.

As a result, our business, financial condition and results of operations could be materially and adversely affected.

A significant disruption to our distribution network or to the timely receipt of inventory could adversely impact sales or increase our transportation costs, which would decrease our profits.

We rely on our distribution and transportation network to provide goods to our stores in a timely and cost-effective manner through deliveries to our distribution centers from vendors and then from the distribution centers or direct ship vendors to our stores by various means of transportation, including shipments by sea and truck. Any disruption, unanticipated expense or operational failure related to this process could affect store operations negatively. For example, unexpected delivery delays or increases in transportation costs (including through increased fuel costs or a decrease in transportation capacity for overseas shipments) could significantly decrease our ability to make sales and earn profits. In addition, labor shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries could negatively affect our business.

We maintain a network of distribution facilities and have plans to build new facilities to support our growth objectives. Delays in opening distribution centers could adversely affect our future operations by slowing store growth, which may in turn reduce revenue growth. In addition, distribution-related construction or expansion projects entail risks which could cause delays and cost overruns, such as: shortages of materials; shortages of skilled labor or work stoppages; unforeseen construction, scheduling, engineering, environmental or geological problems; weather interference; fires or other casualty losses; and unanticipated cost increases. The completion date and ultimate cost of future projects could differ significantly from initial expectations due to construction-related or other reasons. We cannot guarantee that any project will be completed on time or within established budgets.

Rising fuel costs could materially adversely affect our business.

Fuel prices have risen considerably and are significantly influenced by international, political and economic circumstances. These increases pose a challenge to our continued priority of improving our gross profit rate. If such increased prices remain in effect, or if further price increases were to arise for any reason, including fuel supply shortages or unusual price volatility, the resulting higher fuel prices could materially increase our transportation costs, adversely affecting our gross profit and results of operations. In addition, competitive pressures in our industry may have the effect of inhibiting our ability to reflect these increased costs in the prices of our products. We will be diligent in our efforts to keep product costs as low as possible in the face of these increases while still working to optimize gross profit and meet the needs of our customers.

Risks associated with or faced by the domestic and foreign suppliers from whom our products are sourced could adversely affect our financial performance.

The products we sell are sourced from a wide variety of domestic and international suppliers. In fact, our largest supplier accounted for 8% of our purchases in 2011, and our next largest supplier accounted for approximately 7% of such purchases. We have not experienced any difficulty in obtaining sufficient quantities of core merchandise and believe that, if one or more of our current sources of supply became unavailable, we would generally be able to obtain alternative sources without experiencing a substantial disruption of our business. However, such alternative sources could increase our merchandise costs and reduce the quality of our merchandise, and an inability to obtain alternative sources could adversely affect our sales.

We directly imported approximately 8% of our purchases (measured at cost) in 2011, but many of our domestic vendors directly import their products or components of their products. Changes to the prices and flow of these goods for any reason, such as political and economic instability in the countries in which foreign suppliers are located, the financial instability of suppliers, suppliers' failure to meet our standards, issues with labor practices of our suppliers or labor problems they may experience (such as strikes), the availability and cost of raw materials to suppliers, merchandise quality or safety issues, currency exchange rates, transport availability and cost, inflation, and other factors relating to the suppliers and the countries in which they are located or from which they import, are beyond our control and could adversely affect our operations and profitability. Because a substantial amount of our imported merchandise comes from China, a change in the Chinese currency or other policies could negatively impact our merchandise costs. In addition, the United States' foreign trade policies, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. Disruptions due to labor stoppages, strikes or slowdowns, or other disruptions involving our vendors or the transportation and handling industries also may negatively affect our ability to receive merchandise and thus may negatively affect sales. These and other factors affecting our suppliers and our access to products could adversely affect our financial performance. As we increase our imports of merchandise from foreign vendors, the risks associated with foreign imports will increase.

Product liability and food safety claims could adversely affect our business, reputation and financial performance.

Despite our best efforts to ensure the quality and safety of the products we sell, we may be subject to product liability claims from customers or penalties from government agencies relating to products, including food products that are recalled, defective or otherwise alleged to be harmful. Such claims may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling and transportation phases. All of our vendors and their products must comply with applicable product and food safety laws. We generally seek contractual indemnification and insurance coverage from our suppliers. However, if we do not have adequate contractual indemnification and/or insurance available, such claims could have a material adverse effect on our business, financial condition and results of operations. Our ability to obtain indemnification from foreign suppliers may be hindered by the manufacturers' lack of understanding of U.S. product liability or other laws, which may make it more likely that we be required to respond to claims or complaints from customers as if we were the manufacturer of the products. Even with adequate insurance and indemnification, such claims could significantly damage our reputation and consumer confidence in our products. Our litigation expenses could increase as well, which also could have a materially negative impact on our results of operations even if a product liability claim is unsuccessful or is not fully pursued.

We are subject to governmental regulations, procedures and requirements. A significant change in, or noncompliance with, these regulations could have a material adverse effect on our financial performance.

Our business is subject to numerous federal, state and local laws and regulations. We routinely incur costs in complying with these regulations. New laws or regulations, particularly those dealing with healthcare reform, product safety, and labor and employment, among others, or changes in existing laws and regulations, particularly those governing the sale of products, may result in significant added expenses or may require extensive system and operating changes that may be difficult to implement and/or could materially increase our cost of doing business. In addition, such changes or new laws may require the write off and disposal of existing product inventory, resulting in significant adverse financial impact to us. Untimely compliance or noncompliance with applicable regulations or untimely or incomplete execution of a required product recall can result in the imposition of penalties, including loss of licenses or significant fines or monetary penalties, in addition to reputational damage.

Litigation may adversely affect our business, financial condition and results of operations.

Our business is subject to the risk of litigation by employees, consumers, suppliers, competitors, shareholders, government agencies and others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The number of employment-related class actions filed each year has continued to increase, and recent changes and proposed changes in Federal and state laws may cause claims to rise even more. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operations are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition and results of operations. See Note 9 to the consolidated financial statements for further details regarding certain of these pending matters.

If we cannot open new stores profitably and on schedule, our planned future growth will be impeded, which would adversely affect sales.

Our ability to open profitable new stores is a key component of our planned future growth. Our ability to timely open such stores and to expand into additional market areas depends in part on the following factors: the availability of attractive store locations; the absence of occupancy delays; the ability to negotiate acceptable lease and development terms; the ability to hire and train new personnel, especially store managers, in a cost effective manner; the ability to identify customer demand in different geographic areas; general economic conditions; and the availability of sufficient funds for expansion. Many of these factors affect our ability to successfully relocate stores as well, and many of them are beyond our control. In addition, tighter lending practices may make financing more challenging for our real estate developers which could potentially impact the timing of our store openings and build-to-suit program.

Delays or failures in opening new stores, or achieving lower than expected sales in new stores, or drawing a greater than expected proportion of sales in new stores away from existing stores, could materially adversely affect our growth and/or profitability. In addition, we may not anticipate all of the challenges imposed by the expansion of our operations and, as a result, may not meet our targets for opening new stores, remodeling or relocating stores or expanding profitably.

Some of our new stores may be located in areas where we have little or no meaningful experience or brand recognition. Those markets may have different competitive conditions, market conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new stores to be less successful than stores in our existing markets. In addition, our alternative format stores, such as our Dollar General Market concept, have significantly higher capital costs than our traditional Dollar General stores, and, as a result, may increase our financial risk if they do not perform as expected.

Many of our new stores will be located in areas where we have existing units. Although we have experience in these markets, increasing the number of locations in these markets may result in inadvertent over-saturation of markets and temporarily or permanently divert customers and sales from our existing stores, thereby adversely affecting our overall financial performance.

Natural disasters (whether or not caused by climate change), unusual weather conditions, pandemic outbreaks, terrorist acts, and global political events could cause permanent or temporary distribution center or store closures, impair our ability to purchase, receive or replenish inventory, or decrease customer traffic, all of which could result in lost sales and otherwise adversely affect our financial performance.

The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), solar flares, unusual weather conditions, pandemic outbreaks, terrorist acts or disruptive global political events, such as civil unrest in countries in which our suppliers are located, or similar disruptions could adversely affect our operations and financial performance. To the extent these events result in the closure of one or more of our distribution centers, a significant number of stores, or our corporate headquarters or impact one or more of our key suppliers, our operations and financial performance could be materially adversely affected through an inability to make deliveries or provide other support functions to our stores and through lost sales. In addition, these events could result in increases in fuel (or other energy) prices or a fuel shortage, delays in opening new stores, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from some domestic and overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to our distribution centers or stores, the temporary reduction in the availability of products in our stores and disruption of our utility services or to our information systems. These events also can have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage.

Material damage or interruptions to our information systems as a result of external factors, staffing shortages and unanticipated challenges or difficulties in updating our existing technology or developing or implementing new technology could have a material adverse effect on our business or results of operations.

We depend on a variety of information technology systems for the efficient functioning of our business. Such systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches and natural disasters. Damage or interruption to these systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. Any material interruptions may have a material adverse effect on our business or results of operations.

We also rely heavily on our information technology staff. Failure to meet these staffing needs may negatively affect our ability to fulfill our technology initiatives while continuing to provide maintenance on existing systems. We rely on certain vendors to maintain and periodically upgrade many of these systems so that they can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. The inability of these developers or us to continue to maintain and upgrade these information systems and software programs would disrupt or reduce the efficiency of our operations if we were unable to convert to alternate systems in an efficient and timely manner. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations.

Failure to attract and retain qualified employees, particularly field, store and distribution center managers, and to control labor costs, as well as other labor issues, could adversely affect our financial performance.

Our future growth and performance depends on our ability to attract, retain and motivate qualified employees, many of whom are in positions with historically high rates of turnover such as field managers and distribution center managers. Our ability to meet our labor needs, while controlling our labor costs, is subject to many external factors, including competition for and availability of qualified personnel in a given market, unemployment levels within those markets, prevailing wage rates, minimum wage laws, health and other insurance costs, and changes in employment and labor laws (including changes in the process for our employees to join a union) or other workplace regulation (including changes in entitlement programs such as health insurance and paid leave programs). To the extent a significant portion of our employee base unionizes, or attempts to unionize, our labor costs could increase. In addition, we are evaluating the potential future impact of recently enacted comprehensive healthcare reform legislation, which will likely cause our healthcare costs to increase. While the significant costs of the healthcare reform legislation will occur after 2013, if at all, due to provisions of the legislation being phased in over time, changes to our healthcare costs structure could have a significant negative effect on our business. Our ability to pass along labor costs to our customers is constrained by our low price model.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage, and we cannot assure you that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our financial condition could be affected adversely.

Our cash flows from operations may be negatively affected if we are not successful in managing our inventory balances.

Our inventory balance represented approximately 49% of our total assets exclusive of goodwill and other intangible assets as of February 3, 2012. Efficient inventory management is a key component of our business success and profitability. To be successful, we must maintain sufficient inventory levels to meet our customers' demands without allowing those levels to increase to such an extent that the costs to store and hold the goods unduly impacts our financial results. If our buying decisions do not accurately predict customer trends or purchasing actions, we may have to take unanticipated markdowns to dispose of the excess inventory, which also can adversely impact our financial results. We continue to focus on ways to reduce these risks, but we cannot assure you that we will be successful in our inventory management. If we are not successful in managing our inventory balances, our cash flows from operations may be negatively affected.

Because our business is seasonal to a certain extent, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.

We generally recognize our highest volume of net sales during the Christmas selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory and hire many temporary employees. An excess of seasonal merchandise inventory could result if our net sales during the Christmas selling season were to fall below either seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise. Lower than anticipated sales in the Christmas selling season would also negatively affect our ability to absorb the increased seasonal labor costs.

Our current insurance program may expose us to unexpected costs and negatively affect our financial performance.

Our insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions that we believe are prudent based on the dispersion of our operations. However, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crime and some natural disasters. If we incur these losses and they are material, our business could suffer. Certain material events may result in sizable losses for the insurance industry and adversely impact the availability of adequate insurance coverage or result in excessive premium increases. To offset negative insurance market trends, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to these market changes. In addition, we self-insure a significant portion of expected losses under our workers' compensation, automobile liability, general liability and group health insurance programs. Unanticipated changes in any applicable actuarial assumptions and management estimates underlying our recorded liabilities for these losses, including expected increases in medical and indemnity costs, could result in materially different expenses than expected under these programs, which could have a material adverse effect on our financial condition and results of operations. In addition, we are evaluating the potential future impact of recently enacted comprehensive healthcare reform legislation, which may cause our healthcare costs to increase. Although we continue to maintain property insurance for catastrophic events at our store support center and distribution centers, we are effectively self-insured for other property losses. If we experience a greater number of these losses than we anticipate, our financial performance could be adversely affected.

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If we fail to protect our brand name, competitors may adopt tradenames that dilute the value of our brand name.

We may be unable or unwilling to strictly enforce our trademarks in each jurisdiction in which we do business. Also, we may not always be able to successfully enforce our trademarks against competitors, or against challenges by others. Our failure to successfully protect our trademarks could diminish the value and efficacy of our brand recognition, and could cause customer confusion, which could, in turn, adversely affect our sales and profitability.

Our success depends on our executive officers and other key personnel. If we lose key personnel or are unable to hire additional qualified personnel, our business may be harmed.

Our future success depends to a significant degree on the skills, experience and efforts of our executive officers and other key personnel. The loss of the services of any of our executive officers, particularly Richard W. Dreiling, our Chief Executive Officer, could have a material adverse effect on our operations. Our future success will also depend on our ability to attract and retain qualified personnel and a failure to attract and retain new qualified personnel could have an adverse effect on our operations. We do not currently maintain key person life insurance policies with respect to our executive officers or key personnel.

We face risks related to protection of customers' credit and debit card data and private data relating to us or our customers or employees.

In connection with credit card sales, we transmit confidential credit and debit card information. We also have access to, collect or maintain private or confidential information regarding our customers and employees, as well as our business. We have procedures and technology in place to safeguard our customers' debit and credit card information, our employees' private data, and our confidential business information. However, third parties may have the technology or know-how to breach the security of this information, and our security measures and those of our technology vendors may not effectively prohibit others from obtaining improper access to this information. A security breach of any kind could expose us to risks of data loss, litigation, government enforcement actions and costly response measures, and could seriously disrupt our operations. Any resulting negative publicity could significantly harm our reputation which could cause us to lose market share and have an adverse effect on our financial results.

While we have reduced our debt levels since 2007, we continue to have substantial debt that will need to be repaid or refinanced at or prior to applicable maturity dates which could adversely affect our ability to raise additional capital to fund our operations and limit our ability to pursue our growth strategy or other opportunities or to react to changes in the economy or our industry.

At February 3, 2012, we had total outstanding debt (including the current portion of long-term obligations) of $2.618 billion, including a $1.964 billion senior secured term loan facility which matures on July 6, 2014, $450.7 million aggregate principal amount of 11.875% / 12.625% senior subordinated toggle notes due 2017, and borrowings of $184.7 million under our senior secured asset-based revolving credit facility. We also had an additional $807.9 million available for borrowing under the revolving credit facility, which was scheduled to mature July 6, 2013, but was amended on March 15, 2012 to increase the maximum borrowing to $1.2 billion and extend the maturity date to July 6, 2014. This level of debt and our ability to repay or refinance this debt prior to maturity could have important negative consequences to our business, including:

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- increasing our vulnerability to general economic and industry conditions because our debt payment obligations may limit our ability to use our cash to respond to or defend against changes in the industry or the economy;
- requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities or pay dividends;
- limiting our ability to pursue our growth strategy;
- placing us at a disadvantage compared to our competitors who are less highly leveraged and may be better able to use their cash flow to fund competitive responses to changing industry, market or economic conditions;
- limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and
- increasing the difficulty of our ability to make payments on our outstanding debt.

Our variable rate debt exposes us to interest rate risk which could adversely affect our cash flow.

The borrowings under the term loan facility and the senior secured asset-based revolving credit facility comprise our credit facilities and bear interest at variable rates. Other debt we incur also could be variable rate debt. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow. While we have entered and may in the future enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Our debt agreements contain restrictions that could limit our flexibility in operating our business.

Our credit facilities and the indentures governing our notes contain various covenants that could limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries' ability to, among other things:

- incur additional indebtedness, issue disqualified stock or issue certain preferred stock;
- pay dividends and make certain distributions, investments and other restricted payments;
- create certain liens or encumbrances;
- sell assets;
- enter into transactions with our affiliates;

- allow payments to us by our restricted subsidiaries;
- merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and
- designate our subsidiaries as unrestricted subsidiaries.

A breach of any of these covenants could result in a default under the agreement governing such indebtedness. Upon our failure to maintain compliance with these covenants, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit thereunder. If the lenders under such indebtedness accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings, as well as our other indebtedness, including our outstanding notes. We have pledged a significant portion of our assets as collateral under our credit facilities. If we were unable to repay those amounts, the lenders under our credit facilities could proceed against the collateral granted to them to secure that indebtedness. Additional borrowings under the senior secured asset-based revolving credit facility will, if excess availability under that facility is less than a certain amount, be subject to the satisfaction of a specified financial ratio. Accordingly, our ability to access the full availability under our senior secured asset-based revolving credit facility may be constrained. Our ability to meet this financial ratio can be affected by events beyond our control, and we cannot assure you that we will meet this ratio, if applicable, and other covenants.


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New accounting guidance or changes in the interpretation or application of existing accounting guidance could adversely affect our financial performance.

The implementation of proposed new accounting standards may require extensive systems, internal process and other changes that could increase our operating costs, and may also result in changes to our financial statements. In particular, the implementation of expected future accounting standards related to leases, as currently being contemplated by the convergence project between the Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB"), as well as the possible adoption of international financial reporting standards by U.S. registrants, could require us to make significant changes to our lease management, fixed asset, and other accounting systems, and in all likelihood would result in changes to our financial statements.

U.S. generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance. The outcome of such changes could include litigation or regulatory actions which could have an adverse effect on our financial condition and results of operations.

Kohlberg Kravis Roberts & Co. L.P. ("KKR"), certain affiliates of Goldman, Sachs & Co. (the "GS Investors"), and other equity co-investors (collectively, the "Investors") have significant influence over us, including in connection with decisions that require the approval of shareholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

Through their investment in Buck Holdings, L.P., the Investors hold a significant interest in our outstanding common stock. As a result, the Investors potentially have the ability to influence the outcome of matters that require a vote of our shareholders, including election of our Board of Directors and other corporate transactions, regardless of whether others believe that the transaction is in our best interests. In addition, pursuant to a shareholders' agreement that we entered into with Buck Holdings, L.P., KKR and the GS Investors, KKR has a consent right over certain significant corporate actions and KKR and the GS Investors have certain rights to appoint directors to our Board and its committees for so long as Buck Holdings, L.P. continues to hold a specified amount of our common stock.

The Investors are also in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Investors may also pursue acquisition opportunities that are complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as the Investors, or other funds controlled by or associated with the Investors, continue to indirectly own a significant amount of our outstanding common stock, the Investors will continue to be able to strongly influence or effectively control our decisions. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

If we, the Investors or other significant shareholders sell a large number of shares of our common stock, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to issue equity securities in the future at a time and at a price that we deem appropriate. As of February 3, 2012, we had approximately 338.1 million shares of common stock outstanding, of which approximately 46% were freely tradable on the New York Stock Exchange.

Pursuant to shareholders agreements, we have granted the Investors the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act of 1933, as amended, covering resales of our common stock held by them or to piggyback on a registration statement in certain circumstances. Certain members of management hold similar piggyback registration rights. As of February 3, 2012, these shares collectively represented approximately 54% of our outstanding common stock. To the extent that such registration rights are exercised, the resulting sale of a substantial number of shares of our common stock into the market could cause the market price of our common stock to decline. These shares also may be sold pursuant to Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of March 2, 2012, we operated 9,961 retail stores located in 39 states as follows:

State	Number of Stores	State	Number of Stores
Alabama	540	Nebraska	80
Arizona	65	Nevada	7
Arkansas	287	New Hampshire	1
California	5	New Jersey	59
Colorado	28	New Mexico	56
Connecticut	2	New York	258
Delaware	30	North Carolina	559
Florida	555	Ohio	527
Georgia	569	Oklahoma	312
Illinois	371	Pennsylvania	432
Indiana	379	South Carolina	400
Iowa	175	South Dakota	11
Kansas	181	Tennessee	525
Kentucky	381	Texas	1,109
Louisiana	409	Utah	8
Maryland	76	Vermont	15
Michigan	288	Virginia	280
Minnesota	16	West Virginia	166
Mississippi	336	Wisconsin	99
Missouri	364		

Most of our stores are located in leased premises. Individual store leases vary as to their terms, rental provisions and expiration dates. Many stores are subject to build-to-suit arrangements with landlords, which typically carry a primary lease term of 10-15 years with multiple renewal options. We also have stores subject to shorter-term leases and many of these leases have renewal options. In recent years, an increasing percentage of our new stores have been subject to build-to-suit arrangements, including approximately 79% of our new stores in 2011.

As of March 2, 2012, we operated nine distribution centers, as described in the following table:

Location	Year Opened	Approximate Square Footage	Approximate Number of Stores Served
Scottsville, KY	1959	720,000	948
Ardmore, OK	1994	1,310,000	1,423
South Boston, VA	1997	1,250,000	943
Indianola, MS	1998	820,000	881
Fulton, MO	1999	1,150,000	1,381
Alachua, FL	2000	980,000	949
Zanesville, OH	2001	1,170,000	1,286
Jonesville, SC	2005	1,120,000	1,098
Marion, IN	2006	1,110,000	1,052

In addition, we have a distribution center that we recently constructed in Bessemer, Alabama of approximately 940,000 square feet that became fully operational on March 11, 2012, and leased space for a distribution center in Lebec, California of approximately 440,000 square feet that is expected to be operational in April 2012. We lease the distribution centers located in Oklahoma, Mississippi and Missouri and own the other six distribution centers in the table above. Approximately 7.25 acres of the land on which our Kentucky distribution center is located is subject to a ground lease. As of

February 3, 2012, we leased approximately 530,000 square feet of additional temporary warehouse space to support our distribution needs.

Our executive offices are located in approximately 302,000 square feet of buildings which we own in Goodlettsville, Tennessee.

ITEM 3. LEGAL PROCEEDINGS

The information contained in Note 9 to the consolidated financial statements under the heading "Legal proceedings" contained in Part II, Item 8 of this report is incorporated herein by this reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

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EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding our current executive officers as of March 22, 2012 is set forth below. Each of our executive officers serves at the discretion of our Board of Directors and is elected annually by the Board to serve until a successor is duly elected. There are no familial relationships between any of our directors or executive officers.

Name	Age	Position
Richard W. Dreiling	58	Chairman and Chief Executive Officer
David M. Tehle	55	Executive Vice President and Chief Financial Officer
Kathleen R. Guion	60	Executive Vice President, Strategic Planning and Real Estate
Gregory A. Sparks	51	Executive Vice President, Store Operations
Todd Vasos	50	Executive Vice President, Division President and Chief Merchandising Officer
John W. Flanigan	60	Executive Vice President, Global Supply Chain
Susan S. Lanigan	49	Executive Vice President and General Counsel
Robert D. Ravener	53	Executive Vice President and Chief People Officer
Anita C. Elliott	47	Senior Vice President and Controller

Mr. Dreiling joined Dollar General in January 2008 as Chief Executive Officer and a member of our Board. He was appointed Chairman of the Board on December 2, 2008. Prior to joining Dollar General, Mr. Dreiling served as Chief Executive Officer, President and a director of Duane Reade Holdings, Inc. and Duane Reade Inc., the largest drugstore chain in New York City, from November 2005 until January 2008 and as Chairman of the Board of Duane Reade from March 2007 until January 2008. Prior to that, Mr. Dreiling, beginning in March 2005, served as Executive Vice President—Chief Operating Officer of Longs Drug Stores Corporation, an operator of a chain of retail drug stores on the West Coast and Hawaii, after having joined Longs in July 2003 as Executive Vice President and Chief Operations Officer. From 2000 to 2003, Mr. Dreiling served as Executive Vice President—Marketing, Manufacturing and Distribution at Safeway, Inc., a food and drug retailer. Prior to that, Mr. Dreiling served from 1998 to 2000 as President of Vons, a Southern California food and drug division of Safeway. He currently serves as the Vice Chairman of the Retail Industry Leaders Association (RILA). In 2010, he was named "Retailer of the Year" by Mass Market Retailer. Mr. Dreiling is a director of Lowe's Companies, Inc.

Mr. Tehle joined Dollar General in June 2004 as Executive Vice President and Chief Financial Officer. He served from 1997 to June 2004 as Executive Vice President and Chief Financial Officer of Haggar Corporation, a manufacturing, marketing and retail corporation. From 1996 to 1997, he was Vice President of Finance for a division of The Stanley Works, one of the world's largest manufacturers of tools, and from 1993 to 1996, he was Vice President and Chief Financial Officer of Hat Brands, Inc., a hat manufacturer. Earlier in his career, Mr. Tehle served in a variety of financial-related roles at Ryder System, Inc. and Texas Instruments. Mr. Tehle is a director of Jack in the Box, Inc.

Ms. Guion joined Dollar General in October 2003 as Executive Vice President, Store Operations. She was named Executive Vice President, Store Operations and Store Development in February 2005, and was promoted to Executive Vice President, Division President, Store Operations and Store Development in November 2005. Ms. Guion assumed the role of Executive Vice President of Strategic Planning and Real Estate in January 2012 after announcing her planned retirement effective July 31, 2012. From 2000 until joining Dollar General, Ms. Guion served as President and Chief Executive Officer of Duke and Long Distributing Company, a convenience store chain operator and wholesale distributor of petroleum products. Prior to that time, she served as an operating partner for Devon Partners (1999-2000), where she developed operating plans and assisted in the identification of acquisition targets in the convenience store industry, and as President and Chief Operating Officer of E-Z Serve Corporation (1997-1998), an owner/operator of convenience stores, mini-marts and gas marts. From 1987 to 1997, Ms. Guion served as the Vice President and General Manager of the largest division (Chesapeake Division) of company-owned stores at 7-Eleven, Inc., a convenience store chain. Other positions held by Ms. Guion during her tenure at 7-Eleven include District Manager, Zone Manager, Operations Manager, and Division Manager (Midwest Division).

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Mr. Sparks joined Dollar General in March 2012 as Executive Vice President of Store Operations. Prior to joining Dollar General, Mr. Sparks served as Division President, Seattle Division, for Safeway Inc., a food and drug retailer, a role he had held since 2001. As Division President of the Seattle Division, Mr. Sparks was responsible for the supervision of approximately 200 stores and approximately 23,000 employees in the northwest region and oversaw real estate, finance and operations of the Seattle Division. Mr. Sparks has 36 years of retail experience including a 34-year career with Safeway where he held roles of increasing responsibility including merchandising manager (1987), category manager (1987-1990), divisional director of merchandising, grocery and general merchandise (1990-1997) and divisional vice president of marketing (1997-2001).

Mr. Vasos joined Dollar General in December 2008 as Executive Vice President, Division President and Chief Merchandising Officer. Prior to joining Dollar General, Mr. Vasos served in executive positions with Longs Drug Stores Corporation for 7 years, including Executive Vice President and Chief Operating Officer (February 2008 through November 2008) and Senior Vice President and Chief Merchandising Officer (2001-2008), where he was responsible for all pharmacy and front-end marketing, merchandising, procurement, supply chain, advertising, store development, store layout and space allocation, and the operation of three distribution centers. He also previously served in leadership positions at Phar-Mor Food and Drug Inc. and Eckerd Drug Corp.

Mr. Flanigan joined Dollar General as Senior Vice President, Global Supply Chain, in May 2008. He was promoted to Executive Vice President in March 2010. He has 25 years of management experience in retail logistics. Prior to joining Dollar General, he was group vice president of logistics and distribution for Longs Drug Stores Corporation from October 2005 to April 2008. In this role, he was responsible for overseeing warehousing, inbound and outbound transportation and facility maintenance to service over 500 retail outlets. From September 2001 to October 2005 he served as the Vice President of Logistics for Safeway Inc. where he oversaw distribution of food products from Safeway distribution centers to all retail outlets, inbound traffic and transportation. He also held distribution and logistics leadership positions at Vons—a Safeway company, Specialized Distribution Management Inc., and Crum & Crum Logistics.

Ms. Lanigan joined Dollar General in July 2002 as Vice President, General Counsel and Corporate Secretary. She was promoted to Senior Vice President in October 2003 and to Executive Vice President in March 2005. Prior to joining Dollar General, Ms. Lanigan served as Senior Vice President, General Counsel and Secretary at Zale Corporation, a specialty retailer of fine jewelry. During her six years with Zale, Ms. Lanigan held various positions, including Associate General Counsel. Prior to that, she held legal positions with both Turner Broadcasting System, Inc. and the law firm of Troutman Sanders LLP.

Mr. Ravener joined Dollar General as Senior Vice President and Chief People Officer in August 2008. He was promoted to Executive Vice President in March 2010. Prior to joining Dollar General, he served in human resources executive roles with Starbucks Coffee Company from September 2005 until August 2008 as the Senior Vice President of U.S. Partner Resources and, prior to that, as the Vice President, Partner Resources—Eastern Division. As the Senior Vice President of U.S. Partner Resources at Starbucks, Mr. Ravener oversaw all aspects of human resources activity for more than 10,000 stores. Prior to serving at Starbucks, Mr. Ravener held Vice President of Human Resources roles for The Home Depot's Store Support Center and a domestic field division from April 2003 to September 2005. Mr. Ravener also served in executive roles in both human resources and operations at Footstar, Inc. and roles of increasing leadership at PepsiCo.

Ms. Elliott joined Dollar General as Senior Vice President and Controller in August 2005. Prior to joining Dollar General, she served as Vice President and Controller of Big Lots, Inc., a closeout retailer, from May 2001 to August 2005. Overseeing a staff of 140 employees at Big Lots, she was responsible for accounting operations, financial reporting and internal audit. Prior to serving at Big Lots, she served as Vice President and Controller for Jitney-Jungle Stores of America, Inc., a grocery retailer, from April 1998 to March 2001. At Jitney-Jungle, Ms. Elliott was responsible for the accounting operations and the internal and external financial reporting functions. Prior to serving at Jitney-Jungle, she practiced public accounting for 12 years, 6 of which were with Ernst & Young LLP.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange under the symbol "DG." The high and low sales prices during each quarter in fiscal 2011 and 2010 were as follows:

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$33.58	$35.09	$40.71	$43.07
Low	$26.65	$31.10	$29.84	$38.32

2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$29.91	$31.41	$30.20	$33.73
Low	$21.30	$26.61	$26.64	$27.29

Our stock price at the close of the market on March 16, 2012, was $44.69. There were approximately 1,171 shareholders of record of our common stock as of March 16, 2012.

Dividends

We have not declared or paid recurring dividends subsequent to our 2007 merger. We have no current plans to pay any cash dividends on our common stock and instead may retain earnings, if any, for future operation and expansion, repurchases of our common stock, or debt repayment. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends is limited by covenants in our Credit Facilities and in the indenture governing our outstanding 11.875%/12.625% senior subordinated toggle notes due 2017 (the "Senior Subordinated Notes" or the "Notes"). See "Liquidity and Capital Resources" in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of this report for a description of restrictions on our ability to pay dividends.

Issuer Purchases of Equity Securities

The following table contains information regarding purchases of our common stock made during the quarter ended February 3, 2012 by or on behalf of Dollar General or any "affiliated purchaser," as defined by Rule 10b-18(a)(3) of the Securities Exchange Act of 1934:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(b)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(b)
10/29/11 - 11/30/11	37,460(a)	$39.90	—	$500,000,000
12/01/11 - 12/31/11	4,915,637	$37.64	4,915,637	$315,000,000
01/01/12 - 02/03/12	—	$ —	—	$315,000,000
Total	4,953,097	$37.65	4,915,637	$315,000,000

(a) Represents shares repurchased from employees pursuant to the terms of management stockholder's agreements.

(b) On November 30, 2011 our Board of Directors approved a share repurchase program of up to $500 million of outstanding shares of our common stock. Under the authorization, purchases may be made in the open market or in privately negotiated transactions from time to time subject to market conditions. This repurchase authorization has no expiration date.


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ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial information of Dollar General Corporation as of the dates and for the periods indicated. The selected historical statement of operations data and statement of cash flows data for the fiscal years ended February 3, 2012, January 28, 2011 and January 29, 2010, and balance sheet data as of February 3, 2012 and January 28, 2011, have been derived from our historical audited consolidated financial statements included elsewhere in this report. The selected historical statement of operations data and statement of cash flows data for the fiscal years or periods, as applicable, ended January 30, 2009, February 1, 2008 and July 6, 2007 and balance sheet data as of January 29, 2010, January 30, 2009 and February 1, 2008 presented in this table have been derived from audited consolidated financial statements not included in this report.

We completed a merger with Buck Acquisition Corp. ("BAC") on July 6, 2007, and, as a result, a significant percentage of our outstanding common stock remains held by a Delaware limited partnership controlled by investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. As a result of the merger, the related purchase accounting adjustments, and a new basis of accounting beginning on July 7, 2007, the 2007 financial reporting periods presented below include the Predecessor period of the Company reflecting 22 weeks of operating results from February 3, 2007 to July 6, 2007 and 30 weeks of operating results for the Successor period, reflecting the merger from July 7, 2007 to February 1, 2008. BAC's results of operations for the period from March 6, 2007 to July 6, 2007 (prior to the merger on July 6, 2007) are also included in the consolidated financial statements for the 2007 Successor period described above, as a result of certain derivative financial instruments entered into by BAC prior to the merger. Other than these financial instruments, BAC had no assets, liabilities, or operations prior to the merger.

Due to the significance of the merger and related transactions that occurred in 2007, the 2011, 2010, 2009, 2008 and 2007 Successor financial information is not comparable to that of the 2007 Predecessor period presented in the accompanying table.

The information set forth below should be read in conjunction with, and is qualified by reference to, the Consolidated Financial Statements and related notes included in Part II, Item 8 of this report and the Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of this report.

(Amounts in millions, excluding per share data, number of stores, selling square feet, and net sales per square foot)	Successor					Predecessor
	Year Ended				March 6, 2007 through February 1, 2008(2)(3)	February 3, 2007 through July 6, 2007(3)
	February 3, 2012(1)	January 28, 2011	January 29, 2010	January 30, 2009		
Statement of Operations Data:						
Net sales	$14,807.2	$13,035.0	$11,796.4	$10,457.7	$ 5,571.5	$3,923.8
Cost of goods sold	10,109.3	8,858.4	8,106.5	7,396.6	3,999.6	2,852.2
Gross profit	4,697.9	4,176.6	3,689.9	3,061.1	1,571.9	1,071.6
Selling, general and administrative expenses	3,207.1	2,902.5	2,736.6	2,448.6	1,324.5	960.9
Litigation settlement and related costs, net	—	—	—	32.0	—	—
Transaction and related costs	—	—	—	—	1.2	101.4
Operating profit	1,490.8	1,274.1	953.3	580.5	246.1	9.2
Interest income	(0.1)	(0.2)	(0.1)	(3.1)	(3.8)	(5.0)
Interest expense	205.0	274.2	345.7	391.9	252.9	10.3
Other (income) expense	60.6	15.1	55.5	(2.8)	3.6	—
Income (loss) before income taxes	1,225.3	985.0	552.1	194.4	(6.6)	4.0
Income tax expense (benefit)	458.6	357.1	212.7	86.2	(1.8)	12.0
Net income (loss)	$ 766.7	$ 627.9	$ 339.4	$ 108.2	$ (4.8)	$ (8.0)
Earnings (loss) per share—basic	$ 2.25	$ 1.84	$ 1.05	$ 0.34	$ (0.02)	
Earnings (loss) per share—diluted	2.22	1.82	1.04	0.34	(0.02)	
Dividends per share	—	—	0.7525	—	—	
Statement of Cash Flows Data:						
Net cash provided by (used in):						
Operating activities	$ 1,050.5	$ 824.7	$ 672.8	$ 575.2	$ 239.6	$ 201.9
Investing activities	(513.8)	(418.9)	(248.0)	(152.6)	(6,848.4)	(66.9)
Financing activities	(908.0)	(130.4)	(580.7)	(144.8)	6,709.0	25.3
Total capital expenditures	(514.9)	(420.4)	(250.7)	(205.5)	(83.6)	(56.2)
Other Financial and Operating Data:						
Same store sales growth(4)	6.0%	4.9%	9.5%	9.0%	1.9%	2.6%
Same store sales(4)	$13,626.7	$12,227.1	$11,356.5	$10,118.5	$ 5,264.2	$3,656.6
Number of stores included in same store sales calculation	9,254	8,712	8,324	8,153	7,735	7,655
Number of stores (at period end)	9,937	9,372	8,828	8,362	8,194	8,205
Selling square feet (in thousands at period end)	71,774	67,094	62,494	58,803	57,376	57,379
Net sales per square foot(5)	$ 213	$ 201	$ 195	$ 180	$ 165	$ 164
Consumables sales	73.2%	71.6%	70.8%	69.3%	66.4%	66.7%
Seasonal sales	13.8%	14.5%	14.5%	14.6%	16.3%	15.4%
Home products sales	6.8%	7.0%	7.4%	8.2%	9.1%	9.2%
Apparel sales	6.2%	6.9%	7.3%	7.9%	8.2%	8.7%
Rent expense	$ 542.3	$ 489.3	$ 428.6	$ 389.6	$ 214.5	$ 150.2
Balance Sheet Data (at period end):						
Cash and cash equivalents and short-term investments	$ 126.1	$ 497.4	$ 222.1	$ 378.0	$ 119.8	
Total assets	9,688.5	9,546.2	8,863.5	8,889.2	8,656.4	
Long-term debt	2,618.5	3,288.2	3,403.4	4,137.1	4,282.0	
Total shareholders' equity	4,668.5	4,054.5	3,390.3	2,831.7	2,703.9	

(1) The fiscal year ended February 3, 2012 was comprised of 53 weeks.


10-K

(2) Includes the results of BAC for the period prior to its merger with and into Dollar General Corporation from March 6, 2007 (the date of BAC's formation) through July 6, 2007 and the post-merger results of Dollar General Corporation for the period from July 7, 2007 through February 1, 2008.

(3) Includes the effects of certain strategic merchandising and real estate initiatives that resulted in the closing of approximately 460 stores and changes in our inventory management model which resulted in greater inventory markdowns than in previous years.

(4) Same-store sales are calculated based upon stores that were open at least 13 full fiscal months and remain open at the end of the reporting period. When applicable, we exclude the sales in the 53rd week of a 53-week year from the same-store sales calculation.

(5) Net sales per square foot was calculated based on total sales for the preceding 12 months as of the ending date of the reporting period divided by the average selling square footage during the period, including the end of the fiscal year, the beginning of the fiscal year, and the end of each of our three interim fiscal quarters. For the period from February 3, 2007 through July 6, 2007, average selling square footage was calculated using the average square footage as of July 6, 2007 and as of the end of each of the four preceding quarters.

10-K

	Successor					Predecessor
	Year Ended				March 6, 2007 through	February 3, 2007 through
	February 3, 2012	January 28, 2011	January 29, 2010	January 30, 2009	February 1, 2008	July 6, 2007
Ratio of earnings to fixed charges(1):	3.8x	3.1x	2.1x	1.4x	(2)	1.1x

(1) For purposes of computing the ratio of earnings to fixed charges, (a) earnings consist of income (loss) before income taxes, plus fixed charges less capitalized expenses related to indebtedness (amortization expense for capitalized interest is not significant) and (b) fixed charges consist of interest expense (whether expensed or capitalized), the amortization of debt issuance costs and discounts related to indebtedness, and the interest portion of rent expense.

(2) For the Successor period from March 6, 2007 through February 1, 2008, fixed charges exceeded earnings by $6.6 million.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and the notes thereto. It also should be read in conjunction with the Cautionary Disclosure Regarding Forward-Looking Statements and the Risk Factors disclosures set forth in the Introduction and in Item 1A of this report, respectively.

Executive Overview

We are the largest discount retailer in the United States by number of stores, with 9,961 stores located in 39 states as of March 2, 2012, primarily in the southern, southwestern, midwestern and eastern United States. We offer a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products and pet supplies, and non-consumable products such as seasonal merchandise, home decor and domestics, and apparel. Our merchandise includes high quality national brands from leading manufacturers, as well as comparable quality private brand selections with prices at substantial discounts to national brands. We offer our customers these national brand and private brand products at everyday low prices (typically $10 or less) in our convenient small-box (small store) locations.

A significant percentage of our outstanding common stock is held by Buck Holdings, L.P., a Delaware limited partnership controlled by investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (collectively, "KKR"). The membership interests of Buck Holdings, L.P. and Buck Holdings, LLC, the general partner of Buck LP, are held by a private investor group, including affiliates of each of KKR and Goldman, Sachs & Co. and other equity investors (collectively, the "Investors").

The customers we serve are value-conscious, and Dollar General has always been intensely focused on helping our customers make the most of their spending dollars. We believe our convenient store format and broad selection of high quality products at compelling values have driven our substantial growth and financial success over the years. Like other companies, we have been operating in an environment with heightened economic challenges and uncertainties. Consumers are facing high rates of unemployment, fluctuating food, gasoline and energy costs, rising medical costs, and a continued weakness in housing and consumer credit markets, and the timetable and strength of any economic recovery is uncertain. Nonetheless, as a result of our long-term mission of serving the value-conscious customer, coupled with a vigorous focus on improving our operating and financial performance, our 2011 and 2010 financial results were strong, and we remain optimistic with regard to executing our operating priorities in 2012.

At the beginning of 2008, we defined four operating priorities, which we remain keenly focused on executing. These priorities are: 1) drive productive sales growth, 2) increase our gross margins, 3) leverage process improvements and information technology to reduce costs, and 4) strengthen and expand Dollar General's culture of serving others.

Our first priority is driving productive sales growth by increasing shopper frequency and transaction amount and maximizing sales per square foot. In 2011, sales in same-stores increased by 6.0%, due to increases in traffic and average transaction, and, to a lesser extent, the impact of inflation. Sales in same-stores were aided by continued enhancements to our category management processes which help us determine the most productive merchandise offerings for our customers. Specific sales growth initiatives in 2011 included: improvement in merchandise in-stock levels; the completion of the final phase of raising the shelf height in our stores to 78 inches, which impacted health and beauty aids; further emphasis on the $1.00 price point; the expansion of the number of coolers in approximately 500 existing stores; and the impact of 575 remodeled and relocated stores during the year. In addition to same-store sales growth, we opened 625 new stores in 2011. Our small box stores offer consumable items, including packaged and refrigerated foods, to communities that might not otherwise have convenient access at value prices. To further expand this opportunity, we opened 12 new Dollar General Market stores in 2011.

Our second priority is to increase gross profit through effective category management, the expansion of private brand offerings, increased foreign sourcing, shrink reduction, distribution efficiencies and improvements to our pricing and markdown model, while remaining committed to our everyday low price strategy. We constantly review our pricing strategy and work diligently to minimize product cost increases as we focus on providing our customers quality merchandise at great values. In our consumables category, we strive to offer the optimal balance of the most popular nationally advertised brands and our own private brands, which generally have higher gross profit rates than national brands. Throughout 2011, we experienced increased product costs, primarily as the result of increases in the costs of certain commodities which were passed through to us. These increased product costs negatively affected gross profit and resulted in an increased LIFO provision. In addition, elevated costs of diesel fuel affected our overall merchandise costs in 2011. Our shrink reduction efforts were successful in 2011 and we believe we have additional opportunities to reduce shrink in our stores.

Our third priority is leveraging process improvements and information technology to reduce costs. We are committed as an organization to extract costs that do not affect the customer experience. In 2011, much of our focus was on decreasing our store labor costs while improving our store standards and overall customer experience. We effectively implemented a new workforce management system resulting in significant cost savings as a percentage of sales. We also further implemented an energy management system in the stores. As part of our efforts to continue to increase productivity, we installed faster data transmission technology in our stores and believe that going forward, we will have additional opportunities to leverage this investment and our other information technology resources to create greater efficiencies in our retail store operations.

Our fourth priority is to strengthen and expand Dollar General's culture of serving others. For customers this means helping them "Save time. Save money. Every day!" by providing clean, well-stocked stores with quality products at low prices. For employees, this means creating an environment that attracts and retains key employees throughout the organization. For the public, this means giving back to our store communities through our charitable and other efforts. In 2011, we donated approximately $2.4 million through our corporate charitable giving program. For shareholders, this means meeting their expectations of an efficiently and profitably run organization that operates with compassion and integrity.

Our continued focus on these four priorities resulted in improved 2011 financial performance over the prior year as follows. Note that fiscal 2011 consisted of 53 weeks while fiscal 2010 consisted of 52 weeks. Basis points, as referred to below, are equal to 0.01 percent of total sales.

- Total sales in 2011 (53 weeks) increased 13.6% over 2010. Sales in same-stores increased 6.0%, with increases in both customer traffic and average transaction amount. Consumables, most notably food, drove 85% of the total increase in sales. Average sales per square foot in 2011 were $213 (including a $4 contribution from the 53rd week), up from $201 in 2010.
- Operating profit increased 17.0% to $1.49 billion, or 10.1% of sales, compared to $1.27 billion, or 9.8% of sales in 2010. The improvement in our operating profit rate was attributable to a 61 basis-point reduction of SG&A offset by a 31 basis-point contraction of our gross profit rate.
- The improvement in SG&A, as a percentage of sales, was due in large part to increased sales (including the 53rd week) and improved utilization of store labor. For other factors, see the detailed discussion that follows.
- We are pleased with our ability to manage our gross profit rate in a period of significant commodity cost increases and related LIFO charges, high fuel costs and limited discretionary spending by our core customers. Our gross profit rate was also affected by numerous factors including a decrease in our mix of non-consumables and higher markdowns.
- Interest expense decreased by $69 million in 2011 to $205 million, primarily as the result of lower average outstanding long-term obligations. In 2011, we repurchased the remaining balance of our 10.625% senior notes, resulting in a non-operating charge of $60 million. Total long-term obligations of $2.62 billion as of February 3, 2012 were $670 million less than in the prior year.
- We reported net income of $767 million, or $2.22 per diluted share, for fiscal 2011, compared to net income of $628 million, or $1.82 per diluted share, for fiscal 2010.
- We generated approximately $1.05 billion of cash flows from operating activities in 2011, an increase of over 27 percent compared to 2010. Cash flow was primarily utilized to support our capital expenditures, repurchase long-term obligations, and repurchase our common stock.
- During 2011, we opened 625 new stores, remodeled or relocated 575 stores, and closed 60 stores. Included in these totals are 12 new and 25 remodeled Dollar General Market stores.

As discussed in more detail below, in recent years, we have generated significant cash flows from operating activities. We have used a portion of these cash flows to pay down debt and to invest in new store growth through our traditional leased stores. In the second half of 2010 we made a strategic decision to purchase certain of our leased stores and continued to purchase some stores in 2011. We believe that the current environment in the real estate markets provides an opportunity to make these investments at levels which are expected to result in favorable returns and positively impact our operating results.

In 2012, we plan to continue to focus on our four key operating priorities. We will continue to refine and improve our store standards in order to increase sales, focusing on achieving a consistent look and feel across the chain. Continued progress on improving our merchandise in-stock position is an important element in improving overall customer service and increasing sales. As part of our category management program, we plan to expand our refrigerated food offerings, further expand our private brand consumables and increase the number of $1.00 price point items in our stores. With regard to non-consumables, we plan to further improve the quality and appeal of our seasonal, home and apparel merchandise, and to continue to offer the items our customers want and need most frequently. We will continue our focused shrink reduction efforts by employing our exception reporting tools and enhanced shrink optimization processes. We will also continue to pursue global opportunities to directly source a larger portion of our products, with the potential for significant savings to current costs.

With regard to leveraging information technology and process improvements to reduce costs, we will continue to focus on making improvements that benefit our merchandising and operations efforts, including further implementation of a new supply chain/procurement system which we anticipate will produce benefits in 2013 and beyond, as well as enhanced pricing and markdown capabilities, merchandise selection and allocation procedures. We expect to gain further efficiencies with additional utilization of our workforce management systems and high speed data transmission capabilities.

Finally, we are pleased with the performance of our 2011 new stores, remodels and relocations, and in 2012 we plan to open 625 new stores and remodel or relocate an additional 550 stores. Included in our 2012 new store growth plans are 40 new Dollar General Market stores and we also intend to continue tests of a larger format traditional store with additional coolers and freezers in several markets.

In the first half of 2011, we utilized cash flow from operations and borrowings under our revolving credit agreement to repurchase the $864 million remaining balance of our outstanding 10.625% Senior Notes, reducing our interest expense and strengthening our financial position. Then, in December 2011, we repurchased approximately 4.9 million shares of our outstanding common stock for $185 million. In 2012, we plan to refinance the remaining $451 million of our 11.875%/12.625% outstanding Senior Subordinated Notes further reducing interest expense. In addition, we plan to repurchase additional shares of our common stock under our current authorization with a remaining balance of $315 million.

Key Financial Metrics. We have identified the following as our most critical financial metrics for 2011:

- Same-store sales growth;
- Sales per square foot;
- Gross profit, as a percentage of sales;
- Selling, general and administrative expenses, as a percentage of sales;
- Operating profit;
- Inventory turnover;
- Cash flow;
- Net income;

- Earnings per share;
- Earnings before interest, income taxes, depreciation and amortization; and
- Return on invested capital.

Readers should refer to the detailed discussion of our operating results below for additional comments on financial performance in the current year periods as compared with the prior year periods.

Results of Operations

Accounting Periods. The following text contains references to years 2011, 2010 and 2009, which represent fiscal years ended February 3, 2012, January 28, 2011 and January 29, 2010, respectively. Our fiscal year ends on the Friday closest to January 31. Fiscal year 2011 was a 53-week accounting period and fiscal years 2010 and 2009 were 52-week accounting periods.

Seasonality. The nature of our business is seasonal to a certain extent. Primarily because of sales of holiday-related merchandise, sales in our fourth quarter (November, December and January) have historically been higher than sales achieved in each of the first three quarters of the fiscal year. Expenses and, to a greater extent, operating profit vary by quarter. Results of a period shorter than a full year may not be indicative of results expected for the entire year. Furthermore, the seasonal nature of our business may affect comparisons between periods.

The following table contains results of operations data for fiscal years 2011, 2010 and 2009, and the dollar and percentage variances among those years.

(amounts in millions, except per share amounts)	2011	2010	2009	2011 vs. 2010 Amount Change	2011 vs. 2010 % Change	2010 vs. 2009 Amount Change	2010 vs. 2009 % Change
Net sales by category:							
Consumables	$10,833.7	$ 9,332.1	$ 8,356.4	*$1,501.6*	*16.1%*	*$ 975.7*	*11.7%*
% of net sales	*73.17%*	*71.59%*	*70.84%*				
Seasonal	2,051.1	1,887.9	1,711.5	*163.2*	*8.6*	*176.4*	*10.3*
% of net sales	*13.85%*	*14.48%*	*14.51%*				
Home products	1,005.2	917.6	869.8	*87.6*	*9.5*	*47.9*	*5.5*
% of net sales	*6.79%*	*7.04%*	*7.37%*				
Apparel	917.1	897.3	858.8	*19.8*	*2.2*	*38.6*	*4.5*
% of net sales	*6.19%*	*6.88%*	*7.28%*				
Net sales	$14,807.2	$13,035.0	$11,796.4	*$1,772.2*	*13.6%*	*$1,238.6*	*10.5%*
Cost of goods sold	10,109.3	8,858.4	8,106.5	*1,250.8*	*14.1*	*751.9*	*9.3*
% of net sales	*68.27%*	*67.96%*	*68.72%*				
Gross profit	4,697.9	4,176.6	3,689.9	*521.4*	*12.5*	*486.7*	*13.2*
% of net sales	*31.73%*	*32.04%*	*31.28%*				
Selling, general and administrative expenses	3,207.1	2,902.5	2,736.6	*304.6*	*10.5*	*165.9*	*6.1*
% of net sales	*21.66%*	*22.27%*	*23.20%*				
Operating profit	1,490.8	1,274.1	953.3	*216.7*	*17.0*	*320.8*	*33.7*
% of net sales	*10.07%*	*9.77%*	*8.08%*				
Interest income	(0.1)	(0.2)	(0.1)	*0.1*	*(58.6)*	*(0.1)*	*52.8*
% of net sales	*(0.00)%*	*(0.00)%*	*(0.00)%*				
Interest expense	205.0	274.2	345.7	*(69.2)*	*(25.2)*	*(71.5)*	*(20.7)*
% of net sales	*1.38%*	*2.10%*	*2.93%*				
Other (income) expense	60.6	15.1	55.5	*45.5*	*301.4*	*(40.4)*	*(72.8)*
% of net sales	*0.41%*	*0.12%*	*0.47%*				
Income before income taxes	1,225.3	985.0	552.1	*240.3*	*24.4*	*432.9*	*78.4*
% of net sales	*8.27%*	*7.56%*	*4.68%*				
Income taxes	458.6	357.1	212.7	*101.5*	*28.4*	*144.4*	*67.9*
% of net sales	*3.10%*	*2.74%*	*1.80%*				
Net income	$ 766.7	$ 627.9	$ 339.4	*$ 138.8*	*22.1%*	*$ 288.4*	*85.0%*
% of net sales	*5.18%*	*4.82%*	*2.88%*				
Diluted earnings per share	$ 2.22	$ 1.82	$ 1.04	*$ 0.40*	*22.0%*	*$ 0.78*	*75.0%*

Net Sales. The net sales increase in 2011 reflects a same-store sales increase of 6.0% compared to 2010. Same-stores include stores that have been open for at least 13 months and remain open at the end of the reporting period. For 2011, there were 9,254 same-stores which accounted for sales of $13.63 billion. Same-store sales increases are calculated based on the comparable calendar weeks in the prior year. Accordingly, the same store sales percentage for 2011 discussed above excludes sales from the 53rd week as there was no comparable week in 2010. Net sales for the 53rd week of 2011 totaled $289.3 million. The remainder of the increase in sales in 2011 was attributable to new stores, partially offset by sales from closed stores. The increase in sales reflects increased customer traffic and average transaction amounts, which is the result of the continued refinement of our merchandise offerings, the optimization of our category management processes, further improvement in store standards, and an increase in sales prices resulting primarily from passing through certain cost increases and increased utilization of square footage in our stores. Increases in sales of consumables outpaced our non-consumables, with sales of packaged foods, snacks, beverages and perishables, contributing the majority of the increase throughout the year.

The net sales increase in 2010 reflects a same-store sales increase of 4.9% compared to 2009. For 2010, there were 8,712 same-stores which accounted for sales of $12.23 billion. The remainder of the increase in sales in 2010 was attributable to new stores, partially offset by sales from closed stores. The increase in sales reflects the refinement of our merchandise offerings, improvements in our category management processes and store standards, and increased utilization of square footage in our stores.

Of our four major merchandise categories, the consumables category, which generally has a lower gross profit rate than the other three categories, has grown most significantly over the past several years. Because of the impact of sales mix on gross profit, we continually review our merchandise mix and strive to adjust it when appropriate. Maintaining an appropriate sales mix is an integral part of achieving our gross profit and sales goals. Both the number of customer transactions and average transaction amount increased in 2011 and 2010, and we believe that our stores have benefited to some degree from attracting new customers who are seeking value as a result of the challenging macroeconomic environment in recent years.

Gross Profit. The gross profit rate as a percentage of sales was 31.7% in 2011 compared to 32.0% in 2010, a decline of 31 basis points. Consumables, which generally have lower markups than non-consumables, represented a greater percentage of sales in 2011 than in 2010. Our purchase costs increased primarily due to increased commodity costs. In addition, we incurred higher markdowns and our transportation costs were impacted by higher fuel rates in 2011. Our LIFO provision increased to $47.7 million in 2011 compared to $5.3 million in 2010. In 2011, our mix of home and apparel merchandise decreased as percentage of sales and the gross profit rate within these categories decreased due, in part, to higher markdowns. Although we saw improvement in the home category in the latter part of 2011, we believe the economic environment continues to impede our ability to grow sales in discretionary areas such as this. Factors positively affecting gross profit include the selective price increases noted above as well as lower inventory shrinkage and distribution center costs, as a percentage of sales.

The gross profit rate as a percentage of sales was 32.0% in 2010 compared to 31.3% in 2009. Factors contributing to the increase in the 2010 gross profit rate include increased markups resulting primarily from higher purchase markups, partially offset by increased markdowns, as well as our category management efforts and increased sales volumes which have contributed to our ability to reduce purchase costs from our vendors. Our merchandising team continues to work closely with our vendors to provide quality merchandise at value prices to meet our customers' demands. In 2010 we recorded a LIFO provision of $5.3 million, reflecting an increase in certain merchandise costs, the most significant of which occurred in the 2010 fourth quarter, compared to a LIFO benefit of $2.5 million in 2009.

SG&A Expense. SG&A expense was 21.7% as a percentage of sales in 2011 compared to 22.3% in 2010, an improvement of 61 basis points reflecting the favorable impact of the 13.6% increase in sales. In addition, retail labor expense increased at a rate lower than our increase in sales, partially due to the rollout of our workforce management system. A decrease in incentive compensation driven by more aggressive bonus targets, and various cost reduction efforts affecting rent, benefits, electricity and other power costs, among other expenses, also contributed to the overall decrease in SG&A as a percentage of sales. Costs that increased at a rate higher than our increase in sales included those associated with our high speed store data network discussed above, depreciation and amortization expense and fees associated with the increased use of debit cards. Depreciation and amortization increases were primarily due to investments in the store data network and store properties purchased. SG&A in 2011 includes expenses totaling $13.1 million for payments and accruals related to the settlement and expected settlement of two legal matters. SG&A in 2011 and 2010 includes expenses totaling $11.1 million and $19.7 million, respectively, for expenses (primarily share-based compensation) incurred in connection with secondary offerings of our common stock.

SG&A expense was 22.3% as a percentage of sales in 2010 compared to 23.2% in 2009, an improvement of 93 basis points. Decreases in incentive compensation, the cost of health benefits, consulting fees and severance costs contributed to the overall decrease in SG&A as a percentage of sales, as did other cost reduction and productivity initiatives. Other costs increasing at a rate lower than our 10.5% increase in sales include utilities, which reflect lower waste management costs resulting from our recycling efforts, as well as repairs and maintenance. Our increased sales levels in 2010 also favorably impacted SG&A, as a percentage of sales. Debit card fees increased at a higher rate than the increase in sales, primarily as a result of increased usage as a percentage of total transactions. As noted above, SG&A in 2010 included expenses (primarily share-based compensation) totaling $19.7 million, relating to two secondary offerings of our common stock. SG&A in 2009 included expenses totaling $68.3 million, or 58 basis points, including $58.8 million relating to the termination of an advisory agreement among us, KKR and Goldman, Sachs & Co. and $9.4 million resulting from the acceleration of certain equity based compensation related to the completion of our initial public offering.

Interest Expense. The decrease in interest expense in 2011 compared to 2010 was primarily the result of lower average outstanding long-term obligations and lower average interest rates due to the redemption of our Senior Notes with cash and borrowings under our revolving credit facility in the first half of 2011 and lower all-in interest rates on our term loan, primarily due to reduced notional amounts on our interest rate swaps.

The decrease in interest expense in 2010 compared to 2009 was primarily the result of lower average outstanding long-term obligations and lower all-in interest rates on our term loan, also primarily due to reduced notional amounts on our interest rate swaps.

We had outstanding variable-rate debt of $1.63 billion and $0.93 billion as of February 3, 2012 and January 28, 2011, respectively, after taking into consideration the impact of interest rate swaps. The remainder of our outstanding indebtedness at February 3, 2012 and January 28, 2011 was fixed rate debt.

See the detailed discussion under "Liquidity and Capital Resources" regarding indebtedness incurred to finance our 2007 merger along with subsequent repurchases of various long-term obligations and the related effect on interest expense in the periods presented.

Other (Income) Expense. In 2011, we recorded pretax losses of $60.3 million resulting from repurchases of $864.3 million aggregate principal amount of our Senior Notes plus accrued and unpaid interest.

In 2010, we recorded pretax losses of $14.7 million resulting from the repurchase in the open market of $115.0 million aggregate principal amount of our Senior Notes plus accrued and unpaid interest.

In 2009, we recorded charges totaling $55.5 million, which primarily represents losses on debt retirement totaling $55.3 million, and which also includes expenses of $0.6 million related to hedge ineffectiveness on certain of our interest rate swaps.

Income Taxes. The effective income tax rates for 2011, 2010, and 2009 were expenses of 37.4%, 36.3%, and 38.5%, respectively.

The 2011 effective tax rate of 37.4% was greater than the statutory tax rate of 35% due primarily to the inclusion of state income taxes in the total effective tax rate. The 2011 effective rate was greater than the 2010 rate of 36.3% primarily due to the effective resolution of various examinations by the taxing authorities in 2010 that did not reoccur, to the same extent, in 2011. These factors resulted in rate increases in 2011, as compared to 2010, associated with state income taxes and income tax related interest expense. Increases in federal jobs related tax credits, primarily due to the Hire Act's Retention Credit, reduced the effective rate in 2011 as compared to 2010. The Retention Credit was only effective for 2011. Other provisions authorizing various federal jobs credits (primarily the Work Opportunity Tax Credit or WOTC) that we receive have generally expired for employees hired after December 31, 2011. Barring re-enactment of these credits by Congress, the benefit realized by the company associated with jobs credits in 2012 will be significantly lower than the benefit realized in 2011, thereby increasing the 2012 effective rate. We anticipate that the combined lapse of the Retention Credit and the expiration of the other jobs credits (WOTC) will increase our 2012 effective rate by approximately 1.0% as compared to the 2011 rate.

The 2010 effective tax rate of 36.3% was greater than the statutory tax rate of 35%, also due primarily to the inclusion of state income taxes in the total effective tax rate. The 2010 effective rate was less than the 2009 rate due principally to reductions in state income tax expense, income tax related interest expense and other expense items. The 2010 effective resolution of various examinations by the taxing authorities, when combined with unfavorable examination results in 2009, resulted in a decrease in the year-to-year state income tax expense rate. This decrease in state income tax expense was partially offset by an increase in state income tax expense due to a shift in income to companies within the group that have a higher effective state income tax rate. In addition, decreases also occurred due to favorable outcomes in 2010 associated with reductions in income tax related interest accruals and income tax related penalty accruals due to favorable income tax examination results, the completion of a federal income tax examination, and reductions in expense associated with uncertain tax benefit accruals.

The 2009 effective tax rate of 38.5% was greater than the statutory tax rate of 35% due primarily to the inclusion of state income taxes in the total effective tax rate.

Off Balance Sheet Arrangements

The entities involved in ownership structure underlying the leases for three of our distribution centers meet the accounting definition of a Variable Interest Entity ("VIE"). One of these distribution centers has been recorded as a financing obligation whereby its property and equipment are reflected in our consolidated balance sheets. The land and buildings of the other two distribution centers have been recorded as operating leases. We are not the primary beneficiary of these VIEs and, accordingly, have not included these entities in our consolidated financial statements. Other than the foregoing, we are not party to any off balance sheet arrangements.

Effects of Inflation

In 2011, we experienced increased commodity cost pressures mainly related to food, housewares and apparel products which were driven by increases in cotton, sugar, coffee, groundnut, resin, petroleum and other raw material commodity costs. We believe that our ability to selectively increase selling prices in response to cost increases partially mitigated the effect of these cost increases on our overall results of operations. We experienced little or no overall product cost inflation in 2010 and 2009.

Liquidity and Capital Resources

Current Financial Condition

During the past three years, we have generated an aggregate of approximately $2.55 billion in cash flows from operating activities. During that period, we expanded the number of stores we operate by 1,575, or approximately 19%, remodeled or relocated 1,529 stores, or approximately 15% of stores we operated as of February 3, 2012, and incurred approximately $1.19 billion in capital expenditures. We made certain strategic decisions which slowed our store growth for a period prior to 2009, but we reaccelerated store growth beginning in 2009 and currently plan to continue that strategy in 2012 and for the foreseeable future.

At February 3, 2012, we had total outstanding debt (including the current portion of long-term obligations) of $2.62 billion, which includes our senior secured asset-based revolving credit facility ("ABL Facility" and, together with the Term Loan Facility, the "Credit Facilities"), and senior subordinated notes, all of which are described in greater detail below. We had $807.9 million available for borrowing under the ABL Facility at February 3, 2012. Our liquidity needs are significant, primarily due to our debt service and other obligations. Our substantial debt could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry or to pursue our growth strategy, expose us to interest rate risk to the extent of our variable rate debt, and increase the difficulty of our ability to make payments on our outstanding debt securities.

We believe our cash flow from operations and existing cash balances, combined with availability under the Credit Facilities (described in greater detail below), will provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for a period that includes the next twelve months as well as the next several years.

The ABL Facility was amended and restated on March 15, 2012 as discussed below under "Recent Developments."

Credit Facilities

Overview. The Credit Facilities consist of the $1.964 billion Term Loan Facility and the ABL Facility which was recently amended to a maximum of $1.2 billion (of which up to $350.0 million is available for letters of credit), subject to borrowing base availability. The ABL Facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as swingline loans.

Interest Rates and Fees. Borrowings under the Credit Facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) LIBOR or (b) a base rate (which is usually equal to the prime rate). The applicable margin for borrowings under the Term Loan Facility is 2.75% for LIBOR borrowings and 1.75% for base-rate borrowings. The interest rate for borrowings under the Term Loan Facility was 3.1% (without giving effect to the market rate swaps discussed below) as of February 3, 2012.

The current interest rate for the amended ABL Facility is described below under "Recent Developments." As of February 3, 2012, the applicable margin for borrowings under the ABL Facility (except for the last out tranche) was 1.50% for LIBOR borrowings and 0.50% for base-rate borrowings, the applicable margin for the last out borrowings was 2.25% for LIBOR borrowings and 1.25% for base-rate borrowings and the commitment fee to the lenders for any unutilized commitments was 0.375% per annum. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" below for a discussion of our use of interest rate swaps to manage our interest rate risk.

Prepayments. The senior secured credit agreement for the Term Loan Facility requires us to prepay outstanding term loans, subject to certain exceptions, with:

- 50% of our annual excess cash flow (as defined in the credit agreement) which will be reduced to 25% and 0% if we achieve and maintain a total net leverage ratio of 6.0 to 1.0 and 5.0 to 1.0, respectively;
- 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property in excess of $25.0 million in the aggregate and subject to our right to reinvest the proceeds; and
- 100% of the net cash proceeds of any incurrence of debt, other than proceeds from debt permitted under the senior secured credit agreement.

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The mandatory prepayments discussed above will be applied to the Term Loan Facility as directed by the senior secured credit agreement. No prepayments have been required under the prepayment provisions listed above. The Term Loan Facility can be prepaid in whole or in part at any time.

In addition, the senior secured credit agreement for the ABL Facility requires us to prepay the ABL Facility, subject to certain exceptions, as follows:

- With 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of Revolving Facility Collateral (as defined below) in excess of $1.0 million in the aggregate and subject to our right to reinvest the proceeds; and
- To the extent such extensions of credit exceed the then current borrowing base (as defined in the senior secured credit agreement for the ABL Facility).

The mandatory prepayments discussed above will be applied to the ABL Facility as directed by the senior secured credit agreement for the ABL Facility. No prepayments have been required under the prepayment provisions listed above.

An event of default under the senior secured credit agreements will occur upon a change of control as defined in the senior secured credit agreements governing our Credit Facilities. Upon an event of default, indebtedness under the Credit Facilities may be accelerated, in which case we will be required to repay all outstanding loans plus accrued and unpaid interest and all other amounts outstanding under the Credit Facilities.

Amortization. The original terms of the Term Loan Facility required quarterly payments of principal beginning September 30, 2009. As a result of voluntary prepayments under the Term Loan Facility, no further quarterly principal installments will be required prior to maturity of the Term Loan on July 6, 2014. There is no amortization under the ABL Facility.

Guarantee and Security. All obligations under the Credit Facilities are unconditionally guaranteed by substantially all of our existing and future domestic subsidiaries (excluding certain immaterial subsidiaries and certain subsidiaries designated by us under our senior secured credit agreements as "unrestricted subsidiaries"), referred to, collectively, as U.S. Guarantors.

All obligations and related guarantees under the Term Loan Facility are secured by:

- a second-priority security interest in all existing and after-acquired inventory, accounts receivable, and other assets arising from such inventory and accounts receivable, of our company and each U.S. Guarantor (the "Revolving Facility Collateral"), subject to certain exceptions;
- a first-priority security interest in, and mortgages on, substantially all of our and each U.S. Guarantor's tangible and intangible assets (other than the Revolving Facility Collateral); and
- a first-priority pledge of 100% of the capital stock held by us, or any of our domestic subsidiaries that are directly owned by us or one of the U.S. Guarantors and 65% of the voting capital stock of each of our existing and future foreign subsidiaries that are directly owned by us or one of the U.S. Guarantors.

Certain Covenants and Events of Default. The senior secured credit agreements contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

- incur additional indebtedness;
- sell assets;
- pay dividends and distributions or repurchase our capital stock;
- make investments or acquisitions;
- repay or repurchase subordinated indebtedness, including the Senior Subordinated Notes discussed below;
- amend material agreements governing our subordinated indebtedness, including the Senior Subordinated Notes discussed below;
- change our lines of business.


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The senior secured credit agreements also contain certain customary affirmative covenants and events of default.

At February 3, 2012, we had the following amounts outstanding under our ABL Facility: borrowings of $184.7 million; standby letters of credit of $21.7 million; and commercial letters of credit of $16.7 million.

Senior Notes due 2015 and Senior Subordinated Toggle Notes due 2017

Overview. On April 29, 2011, we repurchased in the open market $25.0 million outstanding aggregate principal amount of our 10.625% senior notes due 2015 (the "Senior Notes") at a redemption price of 107.0% of the principal amount, plus accrued and unpaid interest, resulting in a pretax loss of $2.2 million. On July 15, 2011, we redeemed the remaining $839.3 million outstanding aggregate principal amount of the Senior Notes (which had been scheduled to mature on July 15, 2015) at a redemption price of 105.313% of the principal amount, plus accrued and unpaid interest, resulting in a pretax loss of $58.1 million. The redemption was effected in accordance with the indenture dated as of July 6, 2007 governing the Senior Notes pursuant to a notice dated May 31, 2011. The pretax losses on these transactions are reflected in Other (income) expense in our consolidated statement of income for 2011. We funded the redemption price for the Senior Notes with cash on hand and borrowings under the ABL Facility. The redemption is a significant factor in the reduction of our cash balances at February 3, 2012 compared to the prior year end.

As of February 3, 2012, we had $450.7 million aggregate principal amount of 11.875%/12.625% senior subordinated toggle notes due 2017 (the "Senior Subordinated Notes") outstanding, which mature on July 15, 2017, pursuant to an indenture dated as of July 6, 2007 (the "senior subordinated indenture").

Interest on the Senior Subordinated Notes is payable on January 15 and July 15 of each year. Cash interest on the Senior Subordinated Notes accrues at a rate of 11.875% per annum. An option to pay interest by increasing the principal amount of the Senior Subordinated Notes or issuing new Senior Subordinated Notes ("PIK interest") instead of paying cash interest expired in 2011. As a result, all interest on the Senior Subordinated Notes has been paid or will be payable in cash.

The Senior Subordinated Notes are fully and unconditionally guaranteed by each of the existing and future direct or indirect wholly owned domestic subsidiaries that guarantee the obligations under our Credit Facilities.

We intend to redeem some or all of the Senior Subordinated Notes near the first scheduled call date in July 2012. We may redeem some or all of the Senior Subordinated Notes at any time at redemption prices described or set forth in the senior subordinated indenture. We also may seek, from time to time, to retire some or all of the Senior Subordinated Notes through cash purchases on the open market, in privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Change of Control. Upon the occurrence of a change of control, which is defined in the senior subordinated indenture, each holder of the Senior Subordinated Notes has the right to require us to repurchase some or all of such holder's Senior Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants. The senior subordinated indenture contains covenants limiting, among other things, our ability and the ability of our restricted subsidiaries to (subject to certain exceptions):

- incur additional debt, issue disqualified stock or issue certain preferred stock;
- pay dividends and or make certain distributions, investments and other restricted payments;
- create certain liens or encumbrances;
- sell assets;
- enter into transactions with our affiliates;
- allow payments to us by our restricted subsidiaries;
- consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and
- designate our subsidiaries as unrestricted subsidiaries.

Events of Default. The senior subordinated indenture also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Senior Subordinated Notes to become or to be declared due and payable.

Adjusted EBITDA

Under the agreements governing the Credit Facilities and the senior subordinated indenture, certain limitations and restrictions could arise if we are not able to satisfy and remain in compliance with specified financial ratios. Management believes the most significant of such ratios is the senior secured incurrence test under the Credit Facilities. This test measures the ratio of the senior secured debt to Adjusted EBITDA. This ratio would need to be no greater than 4.25 to 1 to avoid such limitations and restrictions. As of February 3, 2012, this ratio was 1.1 to 1. Senior secured debt is defined as our total debt secured by liens or similar encumbrances less cash and cash equivalents. EBITDA is defined as income (loss) from continuing operations before cumulative effect of change in accounting principles plus interest and other financing costs, net, provision for income taxes, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, further adjusted to give effect to adjustments required in calculating this covenant ratio under our Credit Facilities. EBITDA and Adjusted EBITDA are not presentations made in accordance with U.S. GAAP, are not measures of financial performance or condition, liquidity or profitability, and should not be considered as an alternative to (1) net income, operating income or any other performance measures determined in accordance with U.S. GAAP or (2) operating cash flows determined in accordance with U.S. GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements and replacements of fixed assets.

Our presentation of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under

U.S. GAAP. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that the presentation of EBITDA and Adjusted EBITDA is appropriate to provide additional information about the calculation of this financial ratio in the Credit Facilities. Adjusted EBITDA is a material component of this ratio. Specifically, non-compliance with the senior secured indebtedness ratio contained in our Credit Facilities could prohibit us from making investments, incurring liens, making certain restricted payments and incurring additional secured indebtedness (other than the additional funding provided for under the senior secured credit agreement and pursuant to specified exceptions).

The calculation of Adjusted EBITDA under the Credit Facilities is as follows:

(in millions)	Year Ended February 3, 2012	Year Ended January 28, 2011
Net income	$ 766.7	$ 627.9
Add (subtract):		
Interest income	(0.1)	(0.2)
Interest expense	205.0	274.1
Depreciation and amortization	264.1	242.3
Income taxes	458.6	357.1
EBITDA	1,694.3	1,501.2
Adjustments:		
Loss on debt retirements	60.3	14.6
Loss on hedging instruments	0.4	0.4
Advisory and consulting fees to affiliates	—	0.1
Non-cash expense for share-based awards	15.3	16.0
Litigation settlement and related costs, net	13.1	—
Indirect merger-related costs	0.9	1.3
Other non-cash charges (including LIFO)	53.3	11.5
Total Adjustments	143.3	43.9
Adjusted EBITDA	$1,837.6	$1,545.1

Interest Rate Swaps

We use interest rate swaps to minimize the risk of adverse changes in interest rates. These swaps are intended to reduce risk by hedging an underlying economic exposure. Because of high correlation between the derivative financial instrument and the underlying exposure being hedged, fluctuations in the value of the financial instruments are generally offset by reciprocal changes in the value of the underlying economic exposure. Our principal interest rate exposure relates to outstanding amounts under our Credit Facilities. At February 3, 2012, we had interest rate swaps with a total notional amount of approximately $533.3 million. For more information see Item 7A "Quantitative and Qualitative Disclosures about Market Risk" below.

Fair Value Accounting

We have classified our interest rate swaps, as further discussed in Item 7A. below, in Level 2 of the fair value hierarchy, as the significant inputs to the overall valuations are based on market-observable data or information derived from or corroborated by market-observable data, including market-based inputs to models, model calibration to market-clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value a derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. We use similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, and correlations of such inputs. For our derivatives, all of which trade in liquid markets, model inputs can generally be verified and model selection does not involve significant management judgment.

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements of our derivatives. The credit valuation adjustments are calculated by determining the total expected exposure of the derivatives (which incorporates both the current and potential future exposure) and then applying each counterparty's credit spread to the applicable exposure. For derivatives with two-way exposure, such as interest rate swaps, the counterparty's credit spread is applied to our exposure to the counterparty, and our own credit spread is applied to the counterparty's exposure to us, and the net credit valuation adjustment is reflected in our derivative valuations. The total expected exposure of a derivative is derived using market-observable inputs, such as yield curves and volatilities. The inputs utilized for our own credit spread are based on implied spreads from our publicly-traded debt. For counterparties with publicly available credit information, the credit spreads over LIBOR used in the calculations represent implied credit default swap spreads obtained from a third party credit data provider. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. Additionally, we actively monitor counterparty credit ratings for any significant changes.

As of February 3, 2012, the net credit valuation adjustments reduced the settlement values of our derivative liabilities by $0.1 million. Various factors impact changes in the credit valuation adjustments over time, including changes in the credit spreads of the parties to the contracts, as well as changes in market rates and volatilities, which affect the total expected exposure of the derivative instruments. When appropriate, valuations are also adjusted for various factors such as liquidity and bid/offer spreads, which factors we deemed to be immaterial as of February 3, 2012.

Contractual Obligations

The following table summarizes our significant contractual obligations and commercial commitments as of February 3, 2012 (in thousands):

	Payments Due by Period				
Contractual obligations	**Total**	**1 year**	**1 - 3 years**	**3 - 5 years**	**5+ years**
Long-term debt obligations	$2,613,392	$ —	$2,148,200	$ 305	$ 464,887
Capital lease obligations	5,089	590	607	767	3,125
Interest(a)	493,388	138,572	221,100	107,669	26,047
Self-insurance liabilities(b)	219,965	79,752	90,883	31,597	17,733
Operating leases(c)	3,660,001	537,842	938,286	704,205	1,479,668
Subtotal	$6,991,835	$756,756	$3,399,076	$844,543	$1,991,460

Commercial commitments(d)	Total	1 year	1 - 3 years	3 - 5 years	5+ years
	Commitments Expiring by Period				
Letters of credit	$ 16,710	$ 16,710	$ —	$ —	$ —
Purchase obligations(e)	725,202	723,665	1,537	—	—
Subtotal	$ 741,912	$ 740,375	$ 1,537	$ —	$ —
Total contractual obligations and commercial commitments(f)	$7,733,747	$1,497,131	$3,400,613	$844,543	$1,991,460

(a) Represents obligations for interest payments on long-term debt and capital lease obligations, and includes projected interest on variable rate long-term debt, using 2011 year end rates. Variable rate long-term debt includes the balance of the senior secured asset-based revolving credit facility of $184.7 million, the balance of our tax increment financing of $14.5 million, and $1.430 billion of the senior secured term loan facility net of the effect of interest rate swaps.

(b) We retain a significant portion of the risk for our workers' compensation, employee health insurance, general liability, property loss and automobile insurance. As these obligations do not have scheduled maturities, these amounts represent undiscounted estimates based upon actuarial assumptions. Reserves for workers' compensation and general liability which existed as of the date of our 2007 merger were discounted in order to arrive at estimated fair value. All other amounts are reflected on an undiscounted basis in our consolidated balance sheets.

(c) Operating lease obligations are inclusive of amounts included in deferred rent and closed store obligations in our consolidated balance sheets.

(d) Commercial commitments include information technology license and support agreements, supplies, fixtures, letters of credit for import merchandise, and other inventory purchase obligations.

(e) Purchase obligations include legally binding agreements for software licenses and support, supplies, fixtures, and merchandise purchases (excluding such purchases subject to letters of credit).

(f) We have potential payment obligations associated with uncertain tax positions that are not reflected in these totals. We anticipate that approximately $0.3 million of such amounts will be paid in the coming year. We are currently unable to make reasonably reliable estimates of the period of cash settlement with the taxing authorities for our remaining $41.1 million of reserves for uncertain tax positions.

Recent Developments

On March 15, 2012, the ABL Facility was amended and restated. The maturity date was extended from July 6, 2013 to July 6, 2014 and the total commitment was increased from $1.031 billion to $1.2 billion (of which up to $350.0 million is available for letters of credit), subject to borrowing base availability. The ABL Facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as swingline loans. The amount available under the ABL Facility (including letters of credit) shall not exceed the borrowing base which equals the sum of (i) 90% of the net orderly liquidation value of all our eligible inventory and that of each guarantor thereunder and (ii) 90% of all our accounts receivable and credit/debit card receivables and that of each guarantor thereunder, in each case, subject to customary reserves and eligibility criteria.

The initial applicable margin for all borrowings under the ABL Facility is 1.75% for LIBOR borrowings and 0.75% for base-rate borrowings. We are also required to pay a commitment fee to the lenders under the ABL Facility for any unutilized commitments, initially at a rate of 0.375% per annum. The applicable margins for borrowings and the commitment fees under the ABL Facility are subject to adjustment each quarter based on average daily excess availability under the ABL Facility. We also must pay customary letter of credit fees.

The entire principal amounts (if any) outstanding under the ABL Facility are due and payable in full at maturity, on July 6, 2014, on which day the commitments thereunder will terminate. All obligations and related guarantees under the ABL Facility are secured by the Revolving Facility Collateral, subject to certain exceptions.

In addition, we recently commenced efforts to amend our Term Loan Facility to extend the maturity of a portion of the Term Loan Facility from 2014 to 2017. There can be no assurance that we will be able to amend the Term Loan Facility on these terms, or at all.

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Share Repurchase Program

On November 30, 2011, our Board of Directors approved a share repurchase program of up to $500 million of outstanding shares of our common stock. Under the authorization, purchases may be made in the open market or in privately negotiated transactions from time to time subject to market conditions. This repurchase authorization has no expiration date. As part of this repurchase program, pursuant to a Share Repurchase Agreement between Dollar General and Buck Holdings L.P., dated December 4, 2011, concurrent with the closing of a secondary offering in December 2011, Dollar General purchased 4,915,637 shares of Common Stock from Buck Holdings, L.P. for an aggregate purchase price of $185 million.

Other Considerations

We have no current plans to pay any cash dividends on our common stock and instead may retain earnings, if any, for future operation and expansion, common stock repurchases and debt repayment. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, subject to certain limitations found in covenants in our Credit Facilities and in the indenture governing the Senior Subordinated Notes as discussed in more detail above, and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.

Our inventory balance represented approximately 49% of our total assets exclusive of goodwill and other intangible assets as of February 3, 2012. Our proficiency in managing our inventory balances can have a significant impact on our cash flows from operations during a given fiscal year. As a result, efficient inventory management has been and continues to be an area of focus for us.

As described in Note 9 to the Consolidated Financial Statements, we are involved in a number of legal actions and claims, some of which could potentially result in material cash payments. Adverse developments in those actions could materially and adversely affect our liquidity. As discussed in Note 5 to the Consolidated Financial Statements, we also have certain income tax-related contingencies. Future negative developments could have a material adverse effect on our liquidity.

In July 2011, Standard & Poor's upgraded our corporate rating to BB+ with a stable outlook, and Moody's raised our corporate rating to Ba2 with a stable outlook. Our current credit ratings, as well as future rating agency actions, could (i) impact our ability to obtain financings to finance our operations on satisfactory terms; (ii) affect our financing costs; and (iii) affect our insurance premiums and collateral requirements necessary for our self-insured programs. There can be no assurance that we will be able to maintain or improve our current credit ratings.

Cash flows

Cash flows from operating activities. A significant component of our increase in cash flows from operating activities in 2011 compared to 2010 was the increase in net income due to increases in sales and gross profit, and lower SG&A expenses as a percentage of sales, as described in more detail above under "Results of Operations." Significant components of the increase in cash flows from operating activities in 2011 compared to 2010 were related to working capital in general and Accrued expenses and other in particular. Items affecting Accrued expenses and other include increased accruals for income tax reserves, increased accruals for legal settlements and taxes exclusive of taxes on income, partially offset by reduced interest accruals. The timing of interest and certain other accruals and the related payments were affected by the 53rd week in 2011. Partially offsetting this increase in cash flows were an increase in income taxes paid in 2011 compared to 2010 due to increased net income and changes in inventory balances, which increased by 14% in 2011 compared to an increase of 16% in 2010. Although we continue to closely monitor our inventory balances, they often fluctuate from period to period and from year to year based on new store openings, the timing of purchases, merchandising initiatives and other factors. Inventory levels in the consumables category increased by $132.3 million, or 13%, in 2011 compared to an increase of $133.9 million, or 16%, in 2010. The seasonal category increased by $27.5 million, or 7%, in 2011 compared to an increase of $55.2 million, or 18%, in 2010. The home products category increased $24.6 million, or 14%, in 2011 compared to an increase of $25.2 million, or 17%, in 2010. The apparel category increased by $59.4 million, or 24%, in 2011 compared to an increase of $32.3 million, or 15%, in 2010.

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A significant component of our increase in cash flows from operating activities in 2010 compared to 2009 was the increase in net income due to increases in sales and gross profit, and lower SG&A expenses as a percentage of sales, as described in more detail above under "Results of Operations." Partially offsetting this increase in cash flows were changes in inventory balances, which increased by 16% in 2010 compared to an increase of 7% in 2009. Inventory levels in the consumables category increased by $133.9 million, or 16%, in 2010 compared to an increase of $111.4 million, or 15%, in 2009. The seasonal category increased by $55.2 million, or 18%, in 2010 compared to an increase of $25.3 million, or 9%, in 2009. The home products category increased $25.2 million, or 17%, in 2010 compared to a decline of $9.1 million, or 6%, in 2009. The apparel category increased by $32.3 million, or 15%, in 2010 compared to a decline of $22.9 million, or 10%, in 2009. In addition, increased net income resulted in an increase in income taxes paid in 2010 compared to 2009. Changes in Accrued expenses and other were affected in part by reductions of income tax reserves and reduced accruals for incentive compensation, partially offset by the timing of payments related to a litigation settlement in prior years and by lower accruals for interest on long-term debt.

Cash flows from investing activities. Significant components of property and equipment purchases in 2011 included the following approximate amounts: $120 million for distribution centers, including our newly built center in Alabama; $114 million for new leased stores; $80 million for improvements and upgrades to existing stores; $80 million for stores purchased or built by us; $73 million for remodels and relocations of existing stores; $28 million for systems-related capital projects; and $15 million for transportation-related capital. The timing of new, remodeled and relocated store openings along with other factors may affect the relationship between such openings and the related property and equipment purchases in any given period. During 2011, we opened 625 new stores and remodeled or relocated 575 stores.

Significant components of our property and equipment purchases in 2010 included the following approximate amounts: $156 million for improvements, upgrades, remodels and relocations of existing stores; $100 million for new leased stores; $91 million for stores purchased or built by us; $45 million for distribution and transportation-related capital expenditures; and $22 million for information systems upgrades and technology-related projects. During 2010 we opened 600 new stores and remodeled or relocated 504 stores.

Significant components of our property and equipment purchases in 2009 included the following approximate amounts: $114 million for improvements, upgrades, remodels and relocations of existing stores; $69 million for new leased stores; $28 million for distribution and transportation-related capital expenditures; $24 million for various administrative capital costs; and $11 million for information systems upgrades and technology-related projects. During 2009 we opened 500 new stores and remodeled or relocated 450 stores.

Capital expenditures during 2012 are projected to be in the range of $600-$650 million. We anticipate funding 2012 capital requirements with cash flows from operations, and if necessary, we also have significant availability under our ABL Facility. Approximately 65 percent of projected capital spending is for investment in store growth and development for approximately 625 new stores and for approximately 550 stores to be remodeled or relocated. Capital expenditures are anticipated for the construction of new stores; costs related to new leased stores such as leasehold improvements, fixtures and equipment; the purchase of existing stores; and continued investment in our existing store base. Approximately 15 percent of projected capital spending is for transportation, distribution and special projects; and the remaining 20 percent is for routine and ongoing capital requirements.

Included in our 2012 new store growth plans are 40 new Dollar General Market stores, some of which we will introduce in new markets, including California and Nevada. We also intend to test a larger format traditional store with additional coolers and freezers in several markets. The Market and larger format traditional stores require higher investments than our traditional stores which can vary depending on numbers of coolers, square feet, type of construction and layout. Because we are testing several different formats, the costs of rolling out these concepts in larger quantities, should we decide to do so, are uncertain at the present time. We plan to undertake these expenditures as part of our efforts to improve our infrastructure and increase our cash generated from operating activities.

Cash flows from financing activities. On July 15, 2011, we redeemed $839.3 million aggregate principal amount of our outstanding Senior Notes at total cost of $883.9 million including associated premiums, and on April 29, 2011, we repurchased in the open market $25.0 million aggregate principal amount of Senior Notes at a total cost of $26.8 million including associated premiums. A portion of the July 2011 redemption of Senior Notes was financed by borrowings under the ABL Facility. Net borrowings under the ABL Facility were $184.7 million during 2011. In December 2011, we repurchased 4.9 million outstanding shares from our principal shareholder at a total cost of $185.0 million.

During 2010, we repurchased $115.0 million outstanding principal amount of our outstanding Senior Notes at a total cost of $127.5 million including associated premiums. We had no borrowings or repayments under the ABL Facility in 2010.

In 2009, we had cash inflows from the issuance of equity of $443.8 million primarily due to our initial public offering of 22.7 million shares of common stock. We used the proceeds from the offering to redeem outstanding Notes with a total principal amount of $400.9 million at a premium, and used cash generated from operations to repay $336.5 million outstanding principal amount on our Term Loan Facility. We had no borrowings or repayments under the ABL Facility in 2009. In addition, we paid a dividend and related amounts totaling $239.7 million using cash generated from operations.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. In addition to the estimates presented below, there are other items within our financial statements that require estimation, but are not deemed critical as defined below. We believe these estimates are reasonable and appropriate. However, if actual experience differs from the assumptions and other considerations used, the resulting changes could have a material effect on the financial statements taken as a whole.

Management believes the following policies and estimates are critical because they involve significant judgments, assumptions, and estimates. Management has discussed the development and selection of the critical accounting estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosures presented below relating to those policies and estimates.

Merchandise Inventories. Merchandise inventories are stated at the lower of cost or market with cost determined using the retail last-in, first-out ("LIFO") method. Under our retail inventory method ("RIM"), the calculation of gross profit and the resulting valuation of inventories at cost are computed by applying a calculated cost-to-retail inventory ratio to the retail value of sales at a department level. The RIM is an averaging method that has been widely used in the retail industry due to its practicality. Also, it is recognized that the use of the RIM will result in valuing inventories at the lower of cost or market ("LCM") if markdowns are currently taken as a reduction of the retail value of inventories.

Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, initial markups, markdowns, and shrinkage, which significantly impact the gross profit calculation as well as the ending inventory valuation at cost. These significant estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce distorted cost figures. Factors that can lead to distortion in the calculation of the inventory balance include:

- applying the RIM to a group of products that is not fairly uniform in terms of its cost and selling price relationship and turnover;
- applying the RIM to transactions over a period of time that include different rates of gross profit, such as those relating to seasonal merchandise;
- inaccurate estimates of inventory shrinkage between the date of the last physical inventory at a store and the financial statement date; and
- inaccurate estimates of LCM and/or LIFO reserves.

Factors that reduce potential distortion include the use of historical experience in estimating the shrink provision (see discussion below) and an annual LIFO analysis whereby all SKUs are considered in the index formulation. An actual valuation of inventory under the LIFO method is made at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels, sales for the year and the expected rate of inflation/deflation for the year and are thus subject to adjustment in the final year-end LIFO inventory valuation. We also perform interim inventory analysis for determining obsolete inventory. Our policy is to write down inventory to an LCM value based on various management assumptions including estimated markdowns and sales required to liquidate such inventory in future periods. Inventory is reviewed on a quarterly basis and adjusted to reflect write-downs as appropriate.

Factors such as slower inventory turnover due to changes in competitors' practices, consumer preferences, consumer spending and unseasonable weather patterns, among other factors, could cause excess inventory requiring greater than estimated markdowns to entice consumer purchases, resulting in an unfavorable impact on our consolidated financial statements. Sales shortfalls due to the above factors could cause reduced purchases from vendors and associated vendor allowances that would also result in an unfavorable impact on our consolidated financial statements.

We calculate our shrink provision based on actual physical inventory results during the fiscal period and an accrual for estimated shrink occurring subsequent to a physical inventory through the end of the fiscal reporting period. This accrual is calculated as a percentage of sales at each retail store, at a department level, and is determined by dividing the book-to-physical inventory adjustments recorded during the previous twelve months by the related sales for the same period for each store. To the extent that subsequent physical inventories yield different results than this estimated accrual, our effective shrink rate for a given reporting period will include the impact of adjusting the estimated results to the actual results. Although we perform physical inventories in virtually all of our stores on an annual basis, the same stores do not necessarily get counted in the same reporting periods from year to year, which could impact comparability in a given reporting period.

We believe our estimates and assumptions related to merchandise inventories have generally been accurate in recent years and we do not currently anticipate material changes in these estimates and assumptions.

Goodwill and Other Intangible Assets. We amortize intangible assets over their estimated useful lives unless such lives are deemed indefinite. If impairment indicators are noted, amortizable intangible assets are tested for impairment based on projected undiscounted cash flows, and, if impaired, written down to fair value based on either discounted projected cash flows or appraised values. Future cash flow projections are based on management's projections. Significant judgments required in this testing process may include projecting future cash flows, determining appropriate discount rates and other assumptions. Projections are based on management's best estimates given recent financial performance, market trends, strategic plans and other available information which in recent years have been materially accurate. Although not currently anticipated, changes in these estimates and assumptions could materially affect the determination of fair value or impairment. Future indicators of impairment could result in an asset impairment charge.

Under accounting standards for goodwill and other intangible assets, we are required to test such assets with indefinite lives for impairment annually, or more frequently if impairment indicators occur. The goodwill impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of our reporting unit based on valuation techniques (including a discounted cash flow model using revenue and profit forecasts) and comparing that estimated fair value with the recorded carrying value, which includes goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment, if any, by determining an "implied fair value" of goodwill. The determination of the implied fair value of goodwill would require us to allocate the estimated fair value of our reporting unit to its assets and liabilities. Any unallocated fair value represents the implied fair value of goodwill, which would be compared to its corresponding carrying value.

The impairment test for indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

We completed testing on our goodwill and indefinite lived trade name intangible assets during the third quarter of 2011. No indicators of impairment were evident and no adjustment to these assets was required. We are not currently projecting a decline in cash flows that could be expected to have an adverse effect such as a violation of debt covenants or future impairment charges.

Property and Equipment. Property and equipment are recorded at cost. We group our assets into relatively homogeneous classes and generally provide for depreciation on a straight-line basis over the estimated average useful life of each asset class, except for leasehold improvements, which are amortized over the lesser of the applicable lease term or the estimated useful life of the asset. Certain store and warehouse fixtures, when fully depreciated, are removed from the cost and related accumulated depreciation and amortization accounts. The valuation and classification of these assets and the assignment of depreciable lives involves significant judgments and the use of estimates, which we believe have been materially accurate in recent years.

Impairment of Long-lived Assets. We review the carrying value of long-lived assets for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with accounting standards for impairment or disposal of long-lived assets, we review for impairment stores open for approximately two years or more for which recent cash flows from operations are negative. Impairment results when the carrying value of the assets exceeds the estimated undiscounted future cash flows over the life of the lease. Our estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to variability and are difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's estimated fair value. The fair value is estimated based primarily upon projected future cash flows (discounted at our credit adjusted risk-free rate) or other reasonable estimates of fair market value in accordance with U.S. GAAP. During 2011, 2010 and 2009 we recorded pre-tax impairment charges of $1.0 million, $1.7 million and $5.0 million, respectively, for certain store assets that we deemed to be impaired.

Insurance Liabilities. We retain a significant portion of the risk for our workers' compensation, employee health, property loss, automobile and general liability. These represent significant costs primarily due to the large employee base and number of stores. Provisions are made to these liabilities on an undiscounted basis based on actual claim data and estimates of incurred but not reported claims developed using actuarial methodologies based on historical claim trends, which have been and are anticipated to continue to be materially accurate. If future claim trends deviate from recent historical patterns, we may be required to record additional expenses or expense reductions, which could be material to our future financial results.

Contingent Liabilities—Income Taxes. Income tax reserves are determined using the methodology established by accounting standards relating to uncertainty in income taxes. These standards require companies to assess each income tax position taken using a two step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and estimated liabilities to be made based on provisions of the tax law which may be subject to change or varying interpretation. If our determinations and estimates prove to be inaccurate, the resulting adjustments could be material to our future financial results.

Contingent Liabilities—Legal Matters. We are subject to legal, regulatory and other proceedings and claims. We establish liabilities as appropriate for these claims and proceedings based upon the probability and estimability of losses and to fairly present, in conjunction with the disclosures of these matters in our financial statements and SEC filings, management's view of our exposure. We review outstanding claims and proceedings with external counsel to assess probability and estimates of loss. We re-evaluate these assessments on a quarterly basis or as new and significant information becomes available to determine whether a liability should be established or if any existing liability should be adjusted. The actual cost of resolving a claim or proceeding ultimately may be substantially different than the amount of the recorded liability. In addition, because it is not permissible under U.S. GAAP to establish a litigation liability until the loss is both probable and estimable, in some cases there may be insufficient time to establish a liability prior to the actual incurrence of the loss (upon verdict and judgment at trial, for example, or in the case of a quickly negotiated settlement).

Lease Accounting and Excess Facilities. Many of our stores are subject to build-to-suit arrangements with landlords, which typically carry a primary lease term of 10-15 years with multiple renewal options. We also have stores subject to shorter-term leases and many of these leases have renewal options. As of February 3, 2012, approximately 26% of our stores had provisions for contingent rentals based upon a percentage of defined sales volume. We recognize contingent rental expense when the achievement of specified sales targets is considered probable. We recognize rent expense over the term of the lease. We record minimum rental expense on a straight-line basis over the base, non-cancelable lease term commencing on the date that we take physical possession of the property from the landlord, which normally includes a period prior to store opening to make necessary leasehold improvements and install store fixtures. When a lease contains a predetermined fixed escalation of the minimum rent, we recognize the related rent expense on a straight-line basis and record the difference between the recognized rental expense and the amounts payable under the lease as deferred rent. Tenant allowances, to the extent received, are recorded as deferred incentive rent and amortized as a reduction to rent expense over the term of the lease. We reflect as a liability any difference between the calculated expense and the amounts actually paid. Improvements of leased properties are amortized over the shorter of the life of the applicable lease term or the estimated useful life of the asset.

For store closures (excluding those associated with a business combination) where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the date the store is closed in accordance with accounting standards for costs associated with exit or disposal activities. Based on an overall analysis of store performance and expected trends, management periodically evaluates the need to close underperforming stores. Liabilities are established at the point of closure for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs. Key assumptions in calculating the liability include the timeframe expected to terminate lease agreements, estimates related to the sublease potential of closed locations, and estimation of other related exit costs. Historically, these estimates have not been materially inaccurate; however, if actual timing and potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. These liabilities are reviewed periodically and adjusted when necessary.

Share-Based Payments. Our share-based stock option awards are valued on an individual grant basis using the Black-Scholes-Merton closed form option pricing model. We believe that this model fairly estimates the value of our share-based awards. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the valuation of stock options, which affects compensation expense related to these options. These assumptions include an estimate of the fair value of our common stock, the term that the options are expected to be outstanding, the historical volatility of our stock price, applicable interest rates and the dividend yield of our stock. Other factors involving judgments that affect the expensing of share-based payments include estimated forfeiture rates of share-based awards. Historically, these estimates have not been materially inaccurate; however, if our estimates differ materially from actual experience, we may be required to record additional expense or reductions of expense, which could be material to our future financial results.

Fair Value Measurements. We measure fair value of assets and liabilities in accordance with applicable accounting standards, which require that fair values be determined based on the assumptions that market participants would use in pricing the asset or liability. These standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). Therefore, Level 3 inputs are typically based on an entity's own assumptions, as there is little, if any, related market activity, and thus require the use of significant judgment and estimates. Currently, we have no assets or liabilities that are valued based solely on Level 3 inputs.

Our fair value measurements are primarily associated with our derivative financial instruments, intangible assets, property and equipment, and to a lesser degree our investments. The values of our derivative financial instruments are determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The variable cash receipts (or payments) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. In recent years, these methodologies have produced materially accurate valuations.

Derivative Financial Instruments. We account for our derivative instruments in accordance with accounting standards for derivative instruments (including certain derivative instruments embedded in other contracts) and hedging activities, as amended and interpreted, which establish accounting and reporting requirements for such instruments and activities. These standards require that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. See "Fair Value Measurements" above for a discussion of derivative valuations. Special accounting for qualifying hedges allows a derivative's gains and losses to either offset related results on the hedged item in the statement of operations or be accumulated in other comprehensive income, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. We use derivative instruments to manage our exposure to changing interest rates, primarily with interest rate swaps.


10-K

In addition to making valuation estimates, we also bear the risk that certain derivative instruments that have been designated as hedges and currently meet the strict hedge accounting requirements may not qualify in the future as "highly effective," as defined, as well as the risk that hedged transactions in cash flow hedging relationships may no longer be considered probable to occur. Further, new interpretations and guidance related to these instruments may be issued in the future, and we cannot predict the possible impact that such guidance may have on our use of derivative instruments going forward.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Risk Management

We are exposed to market risk primarily from adverse changes in interest rates, and to a lesser degree commodity prices. To minimize this risk, we may periodically use financial instruments, including derivatives. As a matter of policy, we do not buy or sell financial instruments for speculative or trading purposes and all derivative financial instrument transactions must be authorized and executed pursuant to approval by the Board of Directors. All financial instrument positions taken by us are intended to be used to reduce risk by hedging an underlying economic exposure. Because of high correlation between the derivative financial instrument and the underlying exposure being hedged, fluctuations in the value of the financial instruments are generally offset by reciprocal changes in the value of the underlying economic exposure.

Interest Rate Risk

We manage our interest rate risk through the strategic use of fixed and variable interest rate debt and, from time to time, derivative financial instruments. Our principal interest rate exposure relates to outstanding amounts under our Credit Facilities. As of February 3, 2012, we had variable rate borrowings of $1.964 billion under our Term Loan Facility and $184.7 million under our ABL Facility. The maximum availability under our ABL Facility was increased to $1.2 billion on March 15, 2012 as described above under "Liquidity and Capital Resources." In order to mitigate a portion of the variable rate interest exposure under the Credit Facilities, we entered into certain interest rate swaps which became effective on July 31, 2007. Pursuant to these swaps, we swapped three month LIBOR rates for fixed interest rates, resulting in the payment of an all-in fixed rate of 7.68% on an original notional amount of $2.0 billion originally scheduled to amortize on a quarterly basis until maturity at July 31, 2012.

In October 2008, a counterparty to one of our 2007 swap agreements defaulted. We terminated this agreement and in November 2008 we subsequently cash settled the swap. Representatives of the counterparty challenged our calculation of the cash settlement, and this matter was settled in 2011 as described in "Legal Proceedings" under Note 9 of the footnotes to the consolidated financial statements. As of February 3, 2012, the notional amount under the remaining 2007 swaps is $233.3 million.

Effective December 31, 2008, we entered into a $475.0 million interest rate swap in order to mitigate an additional portion of the variable rate interest exposure under the Credit Facilities. This swap is scheduled to mature on January 31, 2013. Under the terms of this agreement we swapped one month LIBOR rates for fixed interest rates, resulting in the payment of a fixed rate of 5.06% on a notional amount of $475.0 million through April 2010, $400.0 million from May 2010 through October 2011, and $300.0 million to maturity.

A change in interest rates on variable rate debt impacts our pre-tax earnings and cash flows; whereas a change in interest rates on fixed rate debt impacts the economic fair value of debt but not our pre-tax earnings and cash flows. Our interest rate swaps qualify for hedge accounting as cash flow hedges. Therefore, changes in market fluctuations related to the effective portion of these cash flow hedges do not impact our pre-tax earnings until the accrued interest is recognized on the derivatives and the associated hedged debt. Based on our variable rate borrowing levels and interest rate swaps outstanding during 2011 and 2010, the annualized effect of a one percentage point change in variable interest rates would have resulted in a pretax reduction of our earnings and cash flows of approximately $16.3 million in 2011 and $9.3 million in 2010.

The conditions and uncertainties in the global credit markets have increased the credit risk of other counterparties to our swap agreements. In the event such counterparties fail to perform under our swap agreements and we are unable to enter into new swap agreements on terms favorable to us, our ability to effectively manage our interest rate risk may be materially impaired. We attempt to manage counterparty credit risk by periodically evaluating the financial position and creditworthiness of such counterparties, monitoring the amount for which we are at risk with each counterparty, and where possible, dispersing the risk among multiple counterparties. There can be no assurance that we will manage or mitigate our counterparty credit risk effectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Dollar General Corporation

We have audited the accompanying consolidated balance sheets of Dollar General Corporation and subsidiaries as of February 3, 2012 and January 28, 2011, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 3, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dollar General Corporation and subsidiaries at February 3, 2012 and January 28, 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 3, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dollar General Corporation and subsidiaries' internal control over financial reporting as of February 3, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 22, 2012

10-K

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	February 3, 2012	January 28, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 126,126	$ 497,446
Merchandise inventories	2,009,206	1,765,433
Prepaid expenses and other current assets	139,742	104,946
Total current assets	2,275,074	2,367,825
Net property and equipment	1,794,960	1,524,575
Goodwill	4,338,589	4,338,589
Other intangible assets, net	1,235,954	1,256,922
Other assets, net	43,943	58,311
Total assets	$9,688,520	$9,546,222
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term obligations	$ 590	$ 1,157
Accounts payable	1,064,087	953,641
Accrued expenses and other	397,075	347,741
Income taxes payable	44,428	25,980
Deferred income taxes	3,722	36,854
Total current liabilities	1,509,902	1,365,373
Long-term obligations	2,617,891	3,287,070
Deferred income taxes	656,996	598,565
Other liabilities	229,149	231,582
Commitments and contingencies		
Redeemable common stock	6,087	9,153
Shareholders' equity:		
Preferred stock, 1,000 shares authorized	—	—
Common stock; $0.875 par value, 1,000,000 shares authorized, 338,089 and 341,507 shares issued and outstanding at February 3, 2012 and January 28, 2011, respectively	295,828	298,819
Additional paid-in capital	2,960,940	2,945,024
Retained earnings	1,416,918	830,932
Accumulated other comprehensive loss	(5,191)	(20,296)
Total shareholders' equity	4,668,495	4,054,479
Total liabilities and shareholders' equity	$9,688,520	$9,546,222

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	For the Year Ended		
	February 3, 2012	January 28, 2011	January 29, 2010
Net sales	$14,807,188	$13,035,000	$11,796,380
Cost of goods sold	10,109,278	8,858,444	8,106,509
Gross profit	4,697,910	4,176,556	3,689,871
Selling, general and administrative expenses	3,207,106	2,902,491	2,736,613
Operating profit	1,490,804	1,274,065	953,258
Interest income	(91)	(220)	(144)
Interest expense	204,991	274,212	345,744
Other (income) expense	60,615	15,101	55,542
Income before income taxes	1,225,289	984,972	552,116
Income tax expense	458,604	357,115	212,674
Net income	$ 766,685	$ 627,857	$ 339,442
Earnings per share:			
Basic	$ 2.25	$ 1.84	$ 1.05
Diluted	$ 2.22	$ 1.82	$ 1.04
Weighted average shares:			
Basic	341,234	341,047	322,778
Diluted	345,117	344,800	324,836

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except per share amounts)

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances, January 30, 2009	317,845	$278,114	$2,489,647	$ 103,364	$(39,430)	$2,831,695
Comprehensive income:						
Net income	—	—	—	339,442	—	339,442
Unrealized net gain on hedged transactions, net of income tax expense of $2,553	—	—	—	—	5,263	5,263
Comprehensive income						344,705
Issuance of common stock	22,700	19,863	421,299	—	—	441,162
Cash dividends, $0.7525 per common share, and related amounts	—	—	—	(239,731)	—	(239,731)
Share-based compensation expense	—	—	15,009	—	—	15,009
Tax benefit from stock option exercises	—	—	3,072	—	—	3,072
Issuance of common stock under stock incentive plans	304	266	2,020	—	—	2,286
Other equity settlements under stock incentive plans	(263)	(230)	(7,670)	—	—	(7,900)
Balances, January 29, 2010	340,586	$298,013	$2,923,377	$ 203,075	$(34,167)	$3,390,298
Comprehensive income:						
Net income	—	—	—	627,857	—	627,857
Unrealized net gain on hedged transactions, net of income tax expense of $9,406	—	—	—	—	13,871	13,871
Comprehensive income						641,728
Share-based compensation expense	—	—	12,805	—	—	12,805
Tax benefit from stock option exercises	—	—	10,110	—	—	10,110
Issuance of common stock under stock incentive plans	93	82	1,943	—	—	2,025
Exercise of stock options	872	763	(8,399)	—	—	(7,636)
Other equity settlements under stock incentive plans	(44)	(39)	5,188	—	—	5,149
Balances, January 28, 2011	341,507	$298,819	$2,945,024	$ 830,932	$(20,296)	$4,054,479
Comprehensive income:						
Net income	—	—	—	766,685	—	766,685
Unrealized net gain on hedged transactions, net of income tax expense of $9,692	—	—	—	—	15,105	15,105
Comprehensive income						781,790
Share-based compensation expense	—	—	15,250	—	—	15,250
Repurchase of common stock from principal shareholder	(4,916)	(4,301)	—	(180,699)	—	(185,000)
Tax benefit from stock option exercises	—	—	27,727	—	—	27,727
Exercise of stock options	1,534	1,342	(28,419)	—	—	(27,077)
Other equity settlements under stock incentive plans	(36)	(32)	1,358	—	—	1,326
Balances, February 3, 2012	338,089	$295,828	$2,960,940	$1,416,918	$ (5,191)	$4,668,495

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Year Ended		
	February 3, 2012	January 28, 2011	January 29, 2010
Cash flows from operating activities:			
Net income	$ 766,685	$ 627,857	$ 339,442
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	275,408	254,927	256,771
Deferred income taxes	10,232	50,985	14,860
Tax benefit of stock options	(33,102)	(13,905)	(5,390)
Loss on debt retirement, net	60,303	14,576	55,265
Noncash share-based compensation	15,250	15,956	17,295
Noncash inventory adjustments and asset impairments	48,673	7,607	647
Other noncash gains and losses	5,517	5,942	7,920
Change in operating assets and liabilities:			
Merchandise inventories	(291,492)	(251,809)	(100,248)
Prepaid expenses and other current assets	(34,554)	(10,157)	(7,298)
Accounts payable	104,442	123,424	106,049
Accrued expenses and other liabilities	71,763	(42,428)	(12,643)
Income taxes	51,550	42,903	1,153
Other	(195)	(1,194)	(1,000)
Net cash provided by operating activities	1,050,480	824,684	672,823
Cash flows from investing activities:			
Purchases of property and equipment	(514,861)	(420,395)	(250,747)
Proceeds from sales of property and equipment	1,026	1,448	2,701
Net cash used in investing activities	(513,835)	(418,947)	(248,046)
Cash flows from financing activities:			
Issuance of common stock	177	631	443,753
Repayments of long-term obligations	(911,951)	(131,180)	(784,180)
Borrowings under revolving credit facility	1,157,800	—	—
Repayments of borrowings under revolving credit facility	(973,100)	—	—
Repurchase of common stock from principal shareholder	(185,000)	—	—
Payment of cash dividends and related amounts	—	—	(239,731)
Equity settlements with employees, net of taxes paid	(28,993)	(13,723)	(5,928)
Tax benefit of stock options	33,102	13,905	5,390
Net cash used in financing activities	(907,965)	(130,367)	(580,696)
Net increase (decrease) in cash and cash equivalents	(371,320)	275,370	(155,919)
Cash and cash equivalents, beginning of year	497,446	222,076	377,995
Cash and cash equivalents, end of year	$ 126,126	$ 497,446	$ 222,076
Supplemental cash flow information:			
Cash paid for:			
Interest	$ 209,351	$ 244,752	$ 328,433
Income taxes	382,294	314,123	187,983
Supplemental schedule of noncash investing and financing activities:			
Purchases of property and equipment awaiting processing for payment, included in Accounts payable	$ 35,662	$ 29,658	$ 30,393

The accompanying notes are an integral part of the consolidated financial statements.

1. Basis of presentation and accounting policies

Basis of presentation

These notes contain references to the years 2011, 2010 and 2009, which represent fiscal years ended February 3, 2012, January 28, 2011, and January 29, 2010, respectively. 2011 was a 53-week accounting period while 2010 and 2009 were 52-week accounting periods. The Company's fiscal year ends on the Friday closest to January 31. The consolidated financial statements include all subsidiaries of the Company, except for its not-for-profit subsidiary which the Company does not control. Intercompany transactions have been eliminated.

Business description

The Company sells general merchandise on a retail basis through 9,937 stores (as of February 3, 2012) in 38 states covering most of the southern, southwestern, midwestern and eastern United States. The Company owns distribution centers ("DCs") in Scottsville, Kentucky; South Boston, Virginia; Alachua, Florida; Zanesville, Ohio; Jonesville, South Carolina and Marion, Indiana, and leases DCs in Ardmore, Oklahoma; Fulton, Missouri and Indianola, Mississippi. At February 3, 2012, the Company has a DC under construction in Bessemer, Alabama which it will own and has leased space for a DC in Lebec, California, neither of which were operational at that date.

The Company purchases its merchandise from a wide variety of suppliers. Approximately 8% and 7% of the Company's purchases in 2011 were made from the Company's largest and second largest suppliers, respectively.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with insignificant interest rate risk and original maturities of three months or less when purchased. Such investments primarily consist of money market funds, bank deposits, certificates of deposit (which may include foreign time deposits), and commercial paper. The carrying amounts of these items are a reasonable estimate of their fair value due to the short maturity of these investments.

Payments due from processors for electronic tender transactions classified as cash and cash equivalents totaled approximately $38.7 million and $26.1 million at February 3, 2012 and January 28, 2011, respectively.

The Company's cash management system provides for daily investment of available balances and the funding of outstanding checks when presented for payment. Outstanding but unpresented checks totaling approximately $148.3 million and $153.6 million at February 3, 2012 and January 28, 2011, respectively, have been included in Accounts payable in the consolidated balance sheets. Upon presentation for payment, these checks are funded through available cash balances or the Company's credit facilities.

At February 3, 2012, the Company maintained cash balances to meet a $20 million minimum threshold set by insurance regulators, as further described below under "Insurance liabilities."

Investments in debt and equity securities

The Company accounts for investments in debt and marketable equity securities as held-to-maturity, available-for-sale, or trading, depending on their classification. Debt securities

1. Basis of presentation and accounting policies (Continued)

categorized as held-to-maturity are stated at amortized cost. Debt and equity securities categorized as available-for-sale are stated at fair value, with any unrealized gains and losses, net of deferred income taxes, reported as a component of Accumulated other comprehensive loss. Trading securities (primarily mutual funds held pursuant to deferred compensation and supplemental retirement plans, as further discussed below in Notes 7 and 10) are stated at fair value, with changes in fair value recorded as a component of Selling, general and administrative ("SG&A") expense. Historical cost information pertaining to these investments in mutual funds by participants in the Company's supplemental retirement and compensation deferral plans is not readily available to the Company.

For the years ended February 3, 2012, January 28, 2011 and January 29, 2010, gross realized gains and losses on the sales of available-for-sale securities were not material. The cost of securities sold is based upon the specific identification method.

Merchandise inventories

Inventories are stated at the lower of cost or market with cost determined using the retail last-in, first-out ("LIFO") method as this method results in a better matching of costs and revenues. Under the Company's retail inventory method ("RIM"), the calculation of gross profit and the resulting valuation of inventories at cost are computed by applying a calculated cost-to-retail inventory ratio to the retail value of sales at a department level. Costs directly associated with warehousing and distribution are capitalized into inventory. The excess of current cost over LIFO cost was approximately $100.5 million and $52.8 million at February 3, 2012 and January 28, 2011, respectively. Current cost is determined using the RIM on a first-in, first-out basis. Under the LIFO inventory method, the impacts of rising or falling market price changes increase or decrease cost of sales (the LIFO provision or benefit). The Company recorded a LIFO provision of $47.7 million in 2011, a LIFO provision of $5.3 million in 2010, and a LIFO benefit of $2.5 million in 2009.

The 2011 LIFO provision was impacted by increased commodity costs related to food, housewares and apparel products which were driven by increases in cotton, sugar, coffee, groundnut, resin, petroleum and other raw material commodity costs. These product costs were relatively stable in 2010 and 2009.

Vendor rebates

The Company accounts for all cash consideration received from vendors in accordance with applicable accounting standards pertaining to such arrangements. Cash consideration received from a vendor is generally presumed to be a rebate or an allowance and is accounted for as a reduction of merchandise purchase costs as earned. However, certain specific, incremental and otherwise qualifying SG&A expenses related to the promotion or sale of vendor products may be offset by cash consideration received from vendors, in accordance with arrangements such as cooperative advertising, when earned for dollar amounts up to but not exceeding actual incremental costs.

Prepaid expenses and other current assets

Prepaid expenses and other current assets include prepaid amounts for rent, maintenance, advertising, and insurance, as well as amounts receivable for insurance related to a litigation settlement discussed in greater detail in Note 9, and certain vendor rebates (primarily those expected to be collected in cash) and coupons.

1. Basis of presentation and accounting policies (Continued)

Property and equipment

In 2007, as the result of a merger transaction, the Company's property and equipment was recorded at estimated fair values. Property and equipment acquired subsequent to the merger has been recorded at cost. The Company's property and equipment is summarized as follows:

(In thousands)	February 3, 2012	January 28, 2011
Land and land improvements	$ 204,562	$ 174,439
Buildings	622,849	575,305
Leasehold improvements	213,852	173,836
Furniture, fixtures and equipment	1,500,268	1,235,756
Construction in progress	139,454	17,933
	2,680,985	2,177,269
Less accumulated depreciation and amortization	886,025	652,694
Net property and equipment	$1,794,960	$1,524,575

The Company provides for depreciation and amortization on a straight-line basis over the following estimated useful lives (in years):

Land improvements	20
Buildings	39 - 40
Leasehold improvements	(a)
Furniture, fixtures and equipment	3 - 10

(a) amortized over the shorter of the life of the applicable lease term or the estimated useful life of the asset

Depreciation expense related to property and equipment was approximately $243.7 million, $215.7 million and $201.1 million for 2011, 2010 and 2009. Amortization of capital lease assets is included in depreciation expense. Interest on borrowed funds during the construction of property and equipment is capitalized where applicable. Interest costs of $1.5 million were capitalized in 2011. No interest costs were capitalized in 2010 or 2009.

Impairment of long-lived assets

When indicators of impairment are present, the Company evaluates the carrying value of long-lived assets, other than goodwill, in relation to the operating performance and future cash flows or the appraised values of the underlying assets. In accordance with accounting standards for long-lived assets, the Company reviews for impairment stores open more than two years for which current cash flows from operations are negative. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. The Company's estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to variability and difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's estimated fair value. The fair value is

1. Basis of presentation and accounting policies (Continued)

estimated based primarily upon estimated future cash flows (discounted at the Company's credit adjusted risk-free rate) or other reasonable estimates of fair market value. Assets to be disposed of are adjusted to the fair value less the cost to sell if less than the book value.

The Company recorded impairment charges included in SG&A expense of approximately $1.0 million in 2011, $1.7 million in 2010 and $5.0 million in 2009, to reduce the carrying value of certain of its stores' assets. Such action was deemed necessary based on the Company's evaluation that such amounts would not be recoverable primarily due to insufficient sales or excessive costs resulting in negative current and projected future cash flows at these locations.

Goodwill and other intangible assets

The Company amortizes intangible assets over their estimated useful lives unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment when indicators of impairment are present, based on undiscounted cash flows, and if impaired, written down to fair value based on either discounted cash flows or appraised values.

Goodwill and intangible assets with indefinite lives are tested for impairment annually or more frequently if indicators of impairment are present and written down to fair value as required. No impairment of intangible assets has been identified during any of the periods presented.

The goodwill impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of the Company's reporting unit based on valuation techniques (including a discounted cash flow model using revenue and profit forecasts) and comparing that estimated fair value with the recorded carrying value, which includes goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of the implied fair value of goodwill would require the Company to allocate the estimated fair value of its reporting unit to its assets and liabilities. Any unallocated fair value would represent the implied fair value of goodwill, which would be compared to its corresponding carrying value.

Other assets

Non-current Other assets consist primarily of qualifying prepaid expenses, debt issuance costs which are amortized over the life of the related obligations, deferred compensation obligations, and utility and security deposits.

1. Basis of presentation and accounting policies (Continued)

Accrued expenses and other liabilities

Accrued expenses and other consist of the following:

(In thousands)	February 3, 2012	January 28, 2011
Compensation and benefits	$ 76,989	$ 81,786
Insurance	78,235	76,372
Taxes (other than taxes on income)	107,953	74,900
Other	133,898	114,683
	$397,075	$347,741

Other accrued expenses primarily include the current portion of liabilities for legal settlements, freight expense, contingent rent expense, interest, utilities, derivatives, and common area and other maintenance charges.

Insurance liabilities

The Company retains a significant portion of risk for its workers' compensation, employee health, general liability, property and automobile claim exposures. Accordingly, provisions are made for the Company's estimates of such risks. The undiscounted future claim costs for the workers' compensation, general liability, and health claim risks are derived using actuarial methods. To the extent that subsequent claim costs vary from those estimates, future results of operations will be affected. Ashley River Insurance Company ("ARIC"), a South Carolina-based wholly owned captive insurance subsidiary of the Company, charges the operating subsidiary companies premiums to insure the retained workers' compensation and non-property general liability exposures. Pursuant to South Carolina insurance regulations, ARIC is required to maintain certain levels of cash and cash equivalents related to its self insured exposures. ARIC currently insures no unrelated third-party risk.

As a result of a merger transaction, in 2007 the Company recorded its assumed self-insurance reserves at their present value in accordance with applicable accounting standards, using a discount rate of 5.4%. The balance of the remaining discount was $3.3 million and $4.8 million at February 3, 2012 and January 28, 2011, respectively. Other than for reserves assumed in a business combination, the Company's policy is to record self-insurance reserves on an undiscounted basis.

Operating leases and related liabilities

Rent expense is recognized over the term of the lease. The Company records minimum rental expense on a straight-line basis over the base, non-cancelable lease term commencing on the date that the Company takes physical possession of the property from the landlord, which normally includes a period prior to the store opening to make necessary leasehold improvements and install store fixtures. When a lease contains a predetermined fixed escalation of the minimum rent, the Company recognizes the related rent expense on a straight-line basis and records the difference between the recognized rental expense and the amounts payable under the lease as deferred rent. Tenant allowances, to the extent received, are recorded as deferred incentive rent and are amortized as a reduction to rent expense over the term of the lease. Any difference between the calculated expense and the amounts actually paid are reflected as a liability, with the current portion in Accrued expenses and other and the

1. Basis of presentation and accounting policies (Continued)

long-term portion in Other liabilities in the consolidated balance sheets, and totaled approximately $31.3 million and $23.2 million at February 3, 2012 and January 28, 2011, respectively.

The Company recognizes contingent rental expense when the achievement of specified sales targets are considered probable, in accordance with applicable accounting standards for contingent rent. The amount expensed but not paid as of February 3, 2012 and January 28, 2011 was approximately $9.4 million and $9.2 million, respectively, and is included in Accrued expenses and other in the consolidated balance sheets (See Note 9).


10-K

In the normal course of business, based on an overall analysis of store performance and expected trends, management periodically evaluates the need to close underperforming stores. Generally, for store closures where a lease obligation still exists, the Company records the estimated future liability associated with the rental obligation on the date the store is closed in accordance with applicable accounting standards for costs associated with exit or disposal activities. Key assumptions in calculating the liability include the timeframe expected to terminate lease agreements, estimates related to the sublease potential of closed locations, and estimation of other related exit costs. Liabilities are reviewed periodically and adjusted when necessary. The current portion of the closed store rent liability is reflected in Accrued expenses and other and the long-term portion in Other liabilities in the consolidated balance sheets, and totaled approximately $4.9 million and $7.0 million at February 3, 2012 and January 28, 2011, respectively.

Other liabilities

Non-current Other liabilities consist of the following:

(In thousands)	February 3, 2012	January 28, 2011
Compensation and benefits	$ 17,570	$ 14,531
Insurance	137,891	131,912
Income tax related reserves	41,130	27,255
Derivatives (see Note 8)	—	34,923
Other	32,558	22,961
	$229,149	$231,582

Amounts reflected as "other" in the table above consist primarily of deferred rent and lease contract termination liabilities for closed stores.

Fair value accounting

The Company utilizes accounting standards for fair value, which include the definition of fair value, the framework for measuring fair value, and disclosures about fair value measurements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

1. Basis of presentation and accounting policies (Continued)

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are directly or indirectly observable for the asset or liability. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The valuation of the Company's derivative financial instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The variable cash receipts (or payments) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

The Company incorporates credit valuation adjustments (CVAs) to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

The Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy. However, the CVAs associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. As of February 3, 2012, the Company has assessed the significance of the impact of the CVAs on the overall valuation of its derivative positions and has determined that the CVAs are not significant to the overall valuation of its derivatives. Based on the Company's review of the CVAs by counterparty portfolio, the Company has determined that the CVAs are not significant to the overall portfolio valuations, as the CVAs are deemed to be immaterial in terms of basis points and are a very small percentage of the aggregate notional value. Although some of the CVAs as a percentage of termination value appear to be more significant, primary emphasis was placed on a review of the CVA in basis points and the percentage of the notional value. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Derivative financial instruments

The Company accounts for derivative financial instruments in accordance with accounting standards for derivative instruments and hedging activities. All financial instrument positions taken by the Company are intended to be used to reduce risk by hedging an underlying economic exposure.

1. Basis of presentation and accounting policies (Continued)

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge a certain portion of its risk, even though hedge accounting does not apply or the Company elects not to apply the hedge accounting standards.


10-K

The Company's derivative financial instruments, in the form of interest rate swaps at February 3, 2012, are related to variable interest rate risk exposures associated with the Company's long-term debt and were entered into in an effort to manage that risk. The counterparties to the Company's derivative agreements are all major international financial institutions. The Company continually monitors its position and the credit ratings of its counterparties and does not anticipate nonperformance by the counterparties.

Revenue and gain recognition

The Company recognizes retail sales in its stores at the time the customer takes possession of merchandise. All sales are net of discounts and estimated returns and are presented net of taxes assessed by governmental authorities that are imposed concurrent with those sales. The liability for retail merchandise returns is based on the Company's prior experience. The Company records gain contingencies when realized.

The Company recognizes gift card sales revenue at the time of redemption. The liability for the gift cards is established for the cash value at the time of purchase. The liability for outstanding gift cards was approximately $2.9 million and $2.4 million at February 3, 2012 and January 28, 2011, respectively, and is recorded in Accrued expenses and other liabilities. Through February 3, 2012, the Company has not recorded any breakage income related to its gift card program.

Advertising costs

Advertising costs are expensed upon performance, "first showing" or distribution, and are reflected in SG&A expenses net of earned cooperative advertising amounts provided by vendors which are specific, incremental and otherwise qualifying expenses related to the promotion or sale of vendor products for dollar amounts up to but not exceeding actual incremental costs. Advertising costs were $50.4 million, $46.9 million and $41.5 million in 2011, 2010 and 2009, respectively. These costs primarily include promotional circulars, targeted circulars supporting new stores, television and radio advertising, in-store signage, and costs associated with the sponsorships of certain automobile racing activities.

1. Basis of presentation and accounting policies (Continued)

Vendor funding for cooperative advertising offset reported expenses by $20.8 million, $14.2 million and $9.0 million in 2011, 2010 and 2009, respectively.

Share-based payments

The Company recognizes compensation expense for share-based compensation based on the fair value of the awards on the grant date. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate may be adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the prior estimate. The forfeiture rate is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. The Company bases this estimate on historical experience or estimates of future trends, as applicable. An increase in the forfeiture rate will decrease compensation expense.

The fair value of each option grant is separately estimated and amortized into compensation expense on a straight-line basis between the applicable grant date and each vesting date. The Company has estimated the fair value of all stock option awards as of the grant date by applying the Black-Scholes-Merton option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense.

The Company calculates compensation expense for nonvested restricted stock and similar awards as the difference between the market price of the underlying stock on the grant date and the purchase price, if any, and recognizes such amount on a straight-line basis over the period in which the recipient earns the nonvested restricted stock and similar awards.

Store pre-opening costs

Pre-opening costs related to new store openings and the related construction periods are expensed as incurred.

Income taxes

Under the accounting standards for income taxes, the asset and liability method is used for computing the future income tax consequences of events that have been recognized in the Company's consolidated financial statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities.

The Company includes income tax related interest and penalties as a component of the provision for income tax expense.

Income tax reserves are determined using a methodology which requires companies to assess each income tax position taken using a two step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and estimated liabilities to be made based on provisions of the tax law which may be subject to change or varying interpretation. If the Company's determinations and estimates prove to be inaccurate, the resulting adjustments could be material to the Company's future financial results.

1. Basis of presentation and accounting policies (Continued)

Management estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Accounting standards

In June 2011, the FASB issued an accounting standards update which revises the manner in which entities present comprehensive income in their financial statements. The new standard removes the presentation options in current guidance and requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or separate but consecutive statements. The new standard does not change the items that must be reported in other comprehensive income. In addition, in December 2011, the FASB issued a related amendment which defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company will adopt this guidance in the first quarter of 2012, and does not expect such adoption to have a material effect on its consolidated financial statements.

Reclassifications

Certain reclassifications of the 2010 and 2009 amounts have been made to conform to the 2011 presentation.

2. Common stock transactions

On November 30, 2011, the Company's Board of Directors authorized a $500 million common stock repurchase program. Under the program, shares of the Company's common stock may be repurchased from time to time in open market transactions or in privately negotiated purchases, which could include repurchases from the Company's controlling shareholder, Buck Holdings, L.P. (which is controlled by affiliates of Kohlberg Kravis Roberts & Co., L.P. ("KKR") and Goldman Sachs & Co), or other related parties if appropriate. The timing and actual number of shares purchased will depend on a variety of factors, such as price, market conditions and other factors. Repurchases under the program may be funded from available cash or borrowings under the Company's revolving credit facility. The repurchase authorization has no expiration date. In connection with the repurchase program, on December 12, 2011, the Company repurchased 4,915,637 shares from Buck Holdings, L.P. for $185 million.

On November 18, 2009, the Company completed an initial public offering of common stock. The Company issued 22,700,000 shares in the offering, and Buck Holdings, L.P. sold an additional 16,515,000 outstanding shares. Net proceeds to the Company from the offering of $446.0 million were used to redeem outstanding debt, as discussed in more detail in Note 6 below. The Company paid certain fees to KKR and Goldman, Sachs & Co. in connection with the offering, including fees paid to terminate an advisory agreement with these parties as discussed in more detail in Note 12 below. The

2. Common stock transactions (Continued)

Company also incurred charges for the accelerated vesting of certain share-based awards as discussed in more detail in Note 11 below.

On September 8, 2009, the Company's Board of Directors declared a special dividend on the Company's outstanding common stock (including shares of restricted stock) of $0.7525 per share, which was paid on September 11, 2009 to shareholders of record on September 8, 2009. The special dividend was paid with cash generated from operations. Pursuant to the terms of the Company's stock option plans, holders of stock options received either a pro-rata adjustment to the terms of their share-based awards or a cash payment in substitution for such adjustment as a result of the dividend. Aggregate payments for the dividend and related share-based amounts totaled approximately $239.7 million.

3. Goodwill and other intangible assets

As of February 3, 2012 and January 28, 2011, the balances of the Company's intangible assets were as follows:

		As of February 3, 2012		
(In thousands)	Remaining Life	Amount	Accumulated Amortization	Net
Goodwill	Indefinite	$4,338,589	$ —	$4,338,589
Other intangible assets:				
Leasehold interests	1 to 11 years	$ 122,169	$85,415	$ 36,754
Trade names and trademarks	Indefinite	1,199,200	—	1,199,200
		$1,321,369	$85,415	$1,235,954

		As of January 28, 2011		
(In thousands)	Remaining Life	Amount	Accumulated Amortization	Net
Goodwill	Indefinite	$4,338,589	$ —	$4,338,589
Other intangible assets:				
Leasehold interests	1 to 12 years	$ 141,180	$83,458	$ 57,722
Trade names and trademarks	Indefinite	1,199,200	—	1,199,200
		$1,340,380	$83,458	$1,256,922

The Company recorded amortization expense related to amortizable intangible assets for 2011, 2010 and 2009 of $21.0 million, $27.4 million and $41.3 million, respectively, ($21.0 million, $25.7 million and $37.2 million, respectively, of which is included in rent expense). Expected future cash flows associated with the Company's intangible assets are not expected to be materially affected by the Company's intent or ability to renew or extend the arrangements. The Company's goodwill balance is not expected to be deductible for tax purposes.

For intangible assets subject to amortization, the estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows: 2012—$16.9 million, 2013—$11.9 million, 2014—$5.8 million, 2015—$0.9 million and 2016—$0.3 million.

4. Earnings per share

Earnings per share is computed as follows (in thousands except per share data):

	2011		
	Net Income	**Weighted Average Shares**	**Per Share Amount**
Basic earnings per share	$766,685	341,234	$2.25
Effect of dilutive share-based awards		3,883	
Diluted earnings per share	$766,685	345,117	$2.22

	2010		
	Net Income	**Weighted Average Shares**	**Per Share Amount**
Basic earnings per share	$627,857	341,047	$1.84
Effect of dilutive share-based awards		3,753	
Diluted earnings per share	$627,857	344,800	$1.82

	2009		
	Net Income	**Weighted Average Shares**	**Per Share Amount**
Basic earnings per share	$339,442	322,778	$1.05
Effect of dilutive share-based awards		2,058	
Diluted earnings per share	$339,442	324,836	$1.04

Basic earnings per share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share was determined based on the dilutive effect of share-based awards using the treasury stock method.

Options to purchase shares of common stock that were outstanding at the end of the respective periods, but were not included in the computation of diluted earnings per share because the effect of exercising such options would be antidilutive, were zero, 0.4 million and 0.2 million in 2011, 2010 and 2009, respectively.

5. Income taxes

The provision (benefit) for income taxes consists of the following:

(In thousands)	2011	2010	2009
Current:			
Federal	$385,277	$273,005	$173,027
Foreign	1,449	1,269	1,465
State	56,272	28,062	21,002
	442,998	302,336	195,494
Deferred:			
Federal	8,313	42,024	12,412
Foreign	—	—	(49)
State	7,293	12,755	4,817
	15,606	54,779	17,180
	$458,604	$357,115	$212,674

A reconciliation between actual income taxes and amounts computed by applying the federal statutory rate to income before income taxes is summarized as follows:

(Dollars in thousands)	2011		2010		2009	
U.S. federal statutory rate on earnings before income taxes	$428,851	35.0%	$344,740	35.0%	$193,241	35.0%
State income taxes, net of federal income tax benefit	42,774	3.5	26,877	2.7	18,375	3.3
Jobs credits, net of federal income taxes	(15,153)	(1.2)	(8,845)	(0.9)	(8,590)	(1.6)
Increase (decrease) in valuation allowances	(2,202)	(0.2)	(1,003)	(0.1)	(1,722)	(0.3)
Income tax related interest expense (benefit), net of federal income taxes	(121)	—	(5,004)	(0.5)	1,289	0.2
Nondeductible lawsuit settlement	—	—	—	—	(366)	(0.1)
Other, net	4,455	0.3	350	0.1	10,447	2.0
	$458,604	37.4%	$357,115	36.3%	$212,674	38.5%

The 2011 effective tax rate was an expense of 37.4%. This expense was greater than the expected tax rate of 35% due primarily to the inclusion of state income taxes in the total effective tax rate. The 2011 effective rate was greater than the 2010 rate of 36.3% primarily due to the effective resolution of various examinations by the taxing authorities in 2010 that did not reoccur, to the same extent, in 2011. These factors resulted in rate increases in 2011, as compared to 2010, associated with state income taxes and income tax related interest expense. Increases in federal jobs related tax credits, primarily due to the Hire Act's Retention Credit, reduced the effective rate in 2011 as compared to 2010. The Retention Credit applies only to 2011. Other provisions authorizing various federal jobs credits that the Company receives have generally expired for employees hired after December 31, 2011.

The 2010 effective tax rate was an expense of 36.3%. This expense was greater than the expected tax rate of 35% due primarily to the inclusion of state income taxes in the total effective tax rate. The 2010 effective rate was less than the 2009 rate of 38.5% due principally to reductions in state income

5. Income taxes (Continued)

tax expense, income tax related interest expense and other expense items. The 2010 effective resolution of various examinations by the taxing authorities, when combined with unfavorable examination results in 2009, resulted in a decrease in the year-to-year state income tax expense rate (net of federal income tax expense) of approximately 1.8%. This decrease in state income tax expense was partially offset by an increase in state income tax expense due to a shift in income to companies within the group that have a higher effective state income tax rate. In addition, income tax related interest accruals and income tax related penalty accruals (with the penalty accruals being included in Other, net) were also reduced due to favorable income tax examination results, thereby resulting in a decrease in income tax related interest expense and a decrease in Other income tax expense. Additional decreases in Other, net items occurred due to favorable outcomes in 2010 associated with the completion of a federal income tax examination and reductions in expense associated with uncertain tax benefit accruals.

The 2009 effective tax rate was an expense of 38.5%. This expense was greater than the expected tax rate of 35% due primarily to the inclusion of state income taxes in the total effective tax rate.

Deferred taxes reflect the effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

(In thousands)	February 3, 2012	January 28, 2011
Deferred tax assets:		
Deferred compensation expense	$ 7,851	$ 6,653
Accrued expenses and other	6,735	4,798
Accrued rent	11,125	8,581
Accrued insurance	70,180	67,634
Accrued bonuses	16,686	20,116
Interest rate hedges	4,479	13,650
Tax benefit of income tax and interest reserves related to uncertain tax positions	2,690	2,520
Other	16,010	16,321
State tax net operating loss carryforwards, net of federal tax	33	4,697
State tax credit carryforwards, net of federal tax	10,628	12,511
	146,417	157,481
Less valuation allowances	(4,881)	(7,083)
Total deferred tax assets	141,536	150,398
Deferred tax liabilities:		
Property and equipment	(287,447)	(222,757)
Inventories	(49,345)	(68,314)
Trademarks	(435,611)	(435,543)
Amortizable assets	(13,234)	(21,288)
Insurance related tax method change	—	(14,844)
Bonus related tax method change	(13,078)	(19,520)
Other	(3,539)	(3,551)
Total deferred tax liabilities	(802,254)	(785,817)
Net deferred tax liabilities	$(660,718)	$(635,419)

5. Income taxes (Continued)

Net deferred tax liabilities are reflected separately on the consolidated balance sheets as current and noncurrent deferred income taxes. The following table summarizes net deferred tax liabilities as recorded in the consolidated balance sheets:

(In thousands)	February 3, 2012	January 28, 2011
Current deferred income tax liabilities, net	$ (3,722)	$ (36,854)
Noncurrent deferred income tax liabilities, net	(656,996)	(598,565)
Net deferred tax liabilities	$(660,718)	$(635,419)

The Company has state net operating loss carryforwards as of February 3, 2012 that total approximately $54.3 million which will expire in 2023 through 2031. The Company also has state tax credit carryforwards of approximately $16.4 million that will expire beginning in 2020 through 2025.

The valuation allowance has been provided for state tax credit carryforwards and federal capital losses. The 2011, 2010, and 2009 decreases of $2.2 million, $1.0 million and $1.7 million, respectively, were recorded as a reduction in income tax expense. Based upon expected future income, management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred tax assets after giving consideration to the valuation allowance.

The Internal Revenue Service ("IRS") is examining the Company's federal income tax returns for fiscal years 2006, 2007 and 2008. The 2005 and earlier years are not open for examination. The 2009, 2010, and 2011 fiscal years, while not currently under examination, are subject to examination at the discretion of the IRS. The Company has various state income tax examinations that are currently in progress. Generally, the Company's tax years ended in 2008 and forward remain open for examination by the various state taxing authorities.

As of February 3, 2012, accruals for uncertain tax benefits, interest expense related to income taxes and potential income tax penalties were $42.0 million, $1.2 million and $0.6 million, respectively, for a total of $43.8 million. Of this amount, $0.3 million and $41.1 million are reflected in current liabilities as Accrued expenses and other and in noncurrent Other liabilities, respectively, in the consolidated balance sheet with the remaining $2.4 million reducing deferred tax assets related to net operating loss carry forwards.

As of January 28, 2011, accruals for uncertain tax benefits, interest expense related to income taxes and potential income tax penalties were $26.4 million, $1.9 million and $0.5 million, respectively, for a total of $28.8 million. Of this amount, $0.2 million and $27.3 million are reflected in current liabilities as Accrued expenses and other and in noncurrent Other liabilities, respectively, in the consolidated balance sheet with the remaining $1.3 million reducing deferred tax assets related to net operating loss carry forwards.

The Company believes that it is reasonably possible that the reserve for uncertain tax positions may be reduced by approximately $30.4 million in the coming twelve months principally as a result of the settlement of currently ongoing income tax examinations. The reasonably possible change of $30.4 million is included in current liabilities in Accrued expenses and other ($0.2 million) and in noncurrent Other liabilities ($30.2 million) in the consolidated balance sheet as of February 3, 2012. Also, as of February 3, 2012, approximately $42.0 million of the uncertain tax positions would impact

5. Income taxes (Continued)

the Company's effective income tax rate if the Company were to recognize the tax benefit for these positions.

The amounts associated with uncertain tax positions included in income tax expense consists of the following:

(In thousands)	2011	2010	2009
Income tax expense (benefit)	$ 97	$(12,000)	$11,900
Income tax related interest expense (benefit)	968	(5,800)	2,300
Income tax related penalty expense (benefit)	63	(700)	400

A reconciliation of the uncertain income tax positions from January 30, 2009 through February 3, 2012 is as follows:

(In thousands)	2011	2010	2009
Beginning balance	$26,429	$ 67,636	$59,057
Increases—tax positions taken in the current year	125	125	13,701
Increases—tax positions taken in prior years	15,840	—	4,039
Decreases—tax positions taken in prior years	—	(36,973)	(1,111)
Statute expirations	(376)	(1,570)	—
Settlements	—	(2,789)	(8,050)
Ending balance	$42,018	$ 26,429	$67,636

6. Current and long-term obligations

Current and long-term obligations consist of the following:

(In thousands)	February 3, 2012	January 28, 2011
Senior secured term loan facility, maturity July 6, 2014	$1,963,500	$1,963,500
ABL Facility, maturity July 6, 2013	184,700	—
10⅝% Senior Notes due July 15, 2015, net of discount of $— and $11,161, respectively	—	853,172
11⅞/12⅝% Senior Subordinated Notes due July 15, 2017	450,697	450,697
Capital lease obligations	5,089	6,363
Tax increment financing due February 1, 2035	14,495	14,495
	2,618,481	3,288,227
Less: current portion	(590)	(1,157)
Long-term portion	$2,617,891	$3,287,070

As of February 3, 2012 the Company has senior secured credit agreements (the "Credit Facilities") which provide total financing of $2.995 billion, consisting of $1.964 billion in a senior secured term loan facility ("Term Loan Facility"), and a senior secured asset-based revolving credit facility ("ABL Facility") of up to $1.031 billion, subject to borrowing base availability.

6. Current and long-term obligations (Continued)

The amount available under the ABL Facility (including up to $350.0 million for letters of credit) may not exceed the borrowing base (consisting of specified percentages of eligible inventory and credit card receivables less any applicable availability reserves). The ABL Facility includes a $930.0 million tranche and a $101.0 million ("last out") tranche. Repayments of the ABL Facility will be applied to the $101.0 million tranche only after all other tranches have been fully paid down.

Borrowings under the Credit Facilities bear interest at a rate equal to an applicable margin plus, at the Company's option, either (a) LIBOR or (b) a base rate (which is usually equal to the prime rate). The applicable margin for borrowings as of February 3, 2012 and January 28, 2011 is (i) under the Term Loan, 2.75% for LIBOR borrowings and 1.75% for base-rate borrowings (ii) under the ABL Facility (except in the last out tranche described above), 1.50% and 1.25%, respectively, for LIBOR borrowings and 0.50% and 0.25%, respectively, for base-rate borrowings; and for any last out borrowings, 2.25% for LIBOR borrowings and 1.25% for base-rate borrowings. The applicable margins for borrowings under the ABL Facility (except in the case of last out borrowings) are subject to adjustment each quarter based on average daily excess availability under the ABL Facility. The interest rate for borrowings under the Term Loan Facility was 3.1% and 3.0% (without giving effect to the interest rate swaps discussed in Note 8), as of February 3, 2012 and January 28, 2011, respectively.

In addition to paying interest on outstanding principal under the Credit Facilities, the Company is required to pay a commitment fee to the lenders under the ABL Facility for any unutilized commitments. The commitment fee rate is 0.375% per annum. The commitment fee rate will be reduced (except with regard to the last out tranche) to 0.25% per annum at any time that the unutilized commitments under the ABL Facility are equal to or less than 50% of the aggregate commitments under the ABL Facility. The Company also must pay customary letter of credit fees.

The senior secured credit agreement for the Term Loan Facility requires the Company to prepay outstanding term loans, subject to certain exceptions, with percentages of excess cash flow, proceeds of non-ordinary course asset sales or dispositions of property, and proceeds of incurrences of certain debt. In addition, the senior secured credit agreement for the ABL Facility requires the Company to prepay the ABL Facility, subject to certain exceptions, with proceeds of non-ordinary course asset sales or dispositions of property and any borrowings in excess of the then current borrowing base. The Term Loan Facility can be prepaid in whole or in part at any time. No prepayments have been required under the prepayment provisions listed above through February 3, 2012.

During 2009, the Company made required installment payments and also made a voluntary prepayment on the Term Loan Facility, resulting in total principal payments of $336.5 million. As a result, no further quarterly principal installments will be required prior to maturity of the Term Loan Facility. The Company incurred a pretax loss of $4.7 million in 2009 for the write off of debt issuance costs associated with such prepayment.

All obligations under the Credit Facilities are unconditionally guaranteed by substantially all of the Company's existing and future domestic subsidiaries (excluding certain immaterial subsidiaries and certain subsidiaries designated by the Company under the Credit Facilities as "unrestricted subsidiaries").

6. Current and long-term obligations (Continued)

All obligations and guarantees of those obligations under the Term Loan Facility are secured by, subject to certain exceptions, a second-priority security interest in all existing and after-acquired inventory and accounts receivable; a first priority security interest in substantially all of the Company's and the guarantors' tangible and intangible assets (other than the inventory and accounts receivable collateral); and a first-priority pledge of the capital stock held by the Company. All obligations under the ABL Facility are secured by all existing and after-acquired inventory and accounts receivable, subject to certain exceptions.

The Credit Facilities contain certain covenants, including, among other things, covenants that limit the Company's ability to incur additional indebtedness, sell assets, incur additional liens, pay dividends, make investments or acquisitions, or repay certain indebtedness.

For the years ended February 3, 2012, the Company had borrowings of $1.16 billion and repayments of $0.97 billion under the ABL Facility. For the years ended January 28, 2011 and January 29, 2010, the Company had no borrowings or repayments under the ABL Facility. As of February 3, 2012 and January 28, 2011, the respective letter of credit amounts related to the ABL Facility included $21.7 million and $52.7 million of standby letters of credit, and $16.7 million and $19.1 million of commercial letters of credit, and borrowing availability under the ABL Facility was $807.9 million and $959.3 million, respectively.

On July 6, 2007, the Company issued $1.175 billion aggregate principal amount of 10.625% senior notes due 2015 (the "Senior Notes") which were issued net of a discount of $23.2 million, and $725 million aggregate principal amount of 11.875%/12.625% senior subordinated toggle notes due 2017 (the "Senior Subordinated Notes"). The Senior Notes were scheduled to mature on July 15, 2015 pursuant to an indenture, dated as of July 6, 2007 (the "senior indenture"), and the Senior Subordinated Notes are scheduled to mature on July 15, 2017, pursuant to an indenture, dated as of July 6, 2007 (the "senior subordinated indenture"). The Senior Notes and the Senior Subordinated Notes are collectively referred to herein as the "Notes". The senior indenture and the senior subordinated indenture are collectively referred to herein as the "indentures."

In July 2011, the Company redeemed all $839.3 million outstanding aggregate principal amount of the Senior Notes at a redemption price of 105.313% of the principal amount, plus accrued and unpaid interest. The redemption was effected in accordance with the terms of the senior indenture. The Company funded the redemption price for the Senior Notes with cash on hand and borrowings under the ABL Facility. In April 2011, the Company repurchased in the open market $25.0 million aggregate principal amount of Senior Notes at a price of 107.0% plus accrued and unpaid interest. The 2011 redemption and repurchase resulted in pretax losses totaling $60.3 million. Pretax gains and losses associated with the redemption of the Senior Notes are reflected in Other (income) expense in the consolidated statements of income for the respective years.

In May 2010, the Company repurchased in the open market $50.0 million aggregate principal amount of the Senior Notes at a price of 111.0% plus accrued and unpaid interest. In September 2010, the Company repurchased in the open market $65.0 million aggregate principal amount of the Senior Notes at a price of 110.75% plus accrued and unpaid interest. The 2010 repurchases resulted in pretax losses totaling $14.7 million.

In connection with the Company's November 2009 initial public offering, as further discussed in Note 2, the Company repurchased $195.7 million of the Senior Notes and $205.2 million of the Senior

6. Current and long-term obligations (Continued)

Subordinated Notes at redemption prices of 110.625% and 111.875%, respectively, plus accrued and unpaid interest, resulting in pretax losses of $24.9 million and $25.7 million, respectively.

Interest on the Senior Subordinated Notes is payable on January 15 and July 15 of each year. Cash interest on the Senior Subordinated Notes accrues at a rate of 11.875% per annum. An option to elect to pay interest by increasing the principal amount of the Senior Subordinated Notes or issuing new Senior Subordinated Notes ("PIK interest") instead of paying cash interest expired in 2011. As a result, all interest on the Senior Subordinated Notes has been paid or will be payable in cash.

The Senior Subordinated Notes are fully and unconditionally guaranteed by each of the existing and future direct or indirect wholly owned domestic subsidiaries that guarantee the obligations under the Company's Credit Facilities.

The Company may redeem some or all of the Senior Subordinated Notes at any time at redemption prices described or set forth in the senior subordinated indenture. In addition, the holders of the Senior Subordinated Notes can require the Company to redeem the Senior Subordinated Notes at 101% of the aggregate principal amount outstanding in the event of certain change in control events.

The senior subordinated indenture contains certain covenants, including, among other things, covenants that limit the Company's ability to incur additional indebtedness, create liens, sell assets, enter into transactions with affiliates, or consolidate or dispose of all of its assets.

Scheduled debt maturities, including capital lease obligations, for the Company's fiscal years listed below are as follows (in thousands): 2012—$590; 2013—$184,992; 2014—$1,963,815; 2015—$454; 2016—$618; thereafter—$468,012.

7. Assets and liabilities measured at fair value

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of February 3, 2012, aggregated by the level in the fair value hierarchy within which those measurements fall.

(In thousands)	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at February 3, 2012
Assets:				
Trading securities(a)	$ 6,781	$ —	$—	$ 6,781
Liabilities:				
Long-term obligations(b)	2,647,697	19,584	—	2,667,281
Derivative financial instruments(c)	—	10,820	—	10,820
Deferred compensation(d)	18,947	—	—	18,947

(a) Reflected at fair value in the consolidated balance sheet as Prepaid expenses and other current assets of $1,377 and Other assets, net of $5,404.

7. Assets and liabilities measured at fair value (Continued)

(b) Reflected at book value in the consolidated balance sheet as Current portion of long-term obligations of $590 and Long-term obligations of $2,617,891.

(c) Reflected at fair value in the consolidated balance sheet as Accrued expenses and other current liabilities.

(d) Reflected at fair value in the consolidated balance sheet as Accrued expenses and other current liabilities of $1,377 and non-current Other liabilities of $17,570.

The carrying amounts reflected in the consolidated balance sheets for cash, cash equivalents, short-term investments, receivables and payables approximate their respective fair values. The Company does not have any fair value measurements using significant unobservable inputs (Level 3) as of February 3, 2012.

8. Derivative financial instruments

The Company enters into certain financial instrument positions, all of which are intended to be used to reduce risk by hedging an underlying economic exposure.

Risk management objective of using derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined primarily by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's borrowings.

The Company is exposed to certain risks arising from uncertainties of future market values caused by the fluctuation in the prices of commodities. From time to time the Company may enter into derivative financial instruments to protect against future price changes related to these commodity prices.

Cash flow hedges of interest rate risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate changes. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated other comprehensive income (loss) (also referred to as "OCI") and is subsequently reclassified into earnings in the period that the hedged forecasted transaction

8. Derivative financial instruments (Continued)

affects earnings. These transactions represent the only amounts reflected in Accumulated other comprehensive income (loss) in the consolidated statements of shareholders' equity. During the years ended February 3, 2012, January 28, 2011 and January 29, 2010, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.

As of February 3, 2012, the Company had three interest rate swaps with a combined notional value of $533.3 million that were designated as cash flow hedges of interest rate risk. Amounts reported in Accumulated other comprehensive income (loss) related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. The Company terminated an interest rate swap in October 2008 due to the bankruptcy declaration of the counterparty bank. The Company continues to report the net gain or loss related to the discontinued cash flow hedge in OCI and such net gain or loss is being reclassified into earnings during the original contractual terms of the swap agreement as the hedged interest payments are expected to occur as forecasted. During the next 52-week period, the Company estimates that an additional $8.5 million will be reclassified as an increase to interest expense for all of its interest rate swaps.

Non-designated hedges of commodity risk

Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to commodity price risk but do not meet strict hedge accounting requirements. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. As of February 3, 2012, the Company had no such non-designated hedges.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets as of February 3, 2012 and January 28, 2011:

(in thousands)	February 3, 2012	January 28, 2011
Derivatives Designated as Hedging Instruments		
Interest rate swaps classified in current liabilities as Accrued expenses and other	$10,820	$ —
Interest rate swaps classified in noncurrent liabilities as Other liabilities	$ —	$34,923

The tables below present the pre-tax effect of the Company's derivative financial instruments as reflected in the consolidated statements of income and shareholders' equity, as applicable:

(in thousands)	2011	2010	2009
Derivatives in Cash Flow Hedging Relationships			
Loss related to effective portion of derivative recognized in OCI	$ 3,836	$19,717	$42,324
Loss related to effective portion of derivative reclassified from Accumulated OCI to Interest expense	$28,633	$42,994	$50,140
Loss related to ineffective portion of derivative recognized in Other (income) expense	$ 312	$ 526	$ 618

8. Derivative financial instruments (Continued)

Credit-risk-related contingent features

The Company has agreements with all of its interest rate swap counterparties that contain a provision providing that the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company's default on such indebtedness.

As of February 3, 2012, the fair value of interest rate swaps in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk related to these agreements, was $11.1 million. If the Company had breached any of these provisions at February 3, 2012, it could have been required to post full collateral or settle its obligations under the agreements at an estimated termination value of $11.1 million. As of February 3, 2012, the Company had not breached any of these provisions or posted any collateral related to these agreements.

9. Commitments and contingencies

Leases

As of February 3, 2012, the Company was committed under operating lease agreements for most of its retail stores. Many of the Company's stores are subject to build-to-suit arrangements with landlords which typically carry a primary lease term of 10-15 years with multiple renewal options. The Company also has stores subject to shorter-term leases and many of these leases have renewal options. Approximately 26% of the leased stores have provisions for contingent rentals based upon a specified percentage of defined sales volume.

The land and buildings of the Company's DCs in Fulton, Missouri and Indianola, Mississippi are subject to operating lease agreements and the leased Ardmore, Oklahoma DC is subject to a financing arrangement. The entities involved in the ownership structure underlying these leases meet the accounting definition of a Variable Interest Entity ("VIE"). The Company is not the primary beneficiary of these VIEs and, accordingly, has not included these entities in its consolidated financial statements. Certain leases contain restrictive covenants. As of February 3, 2012, the Company is not aware of any material violations of such covenants.

In January 1999, the Company sold its DC located in Ardmore, Oklahoma for cash and concurrent with the sale transaction, the Company leased the property back for a period of 23 years. The transaction is accounted for as a financing obligation rather than a sale as a result of, among other things, the lessor's ability to put the property back to the Company under certain circumstances. The property and equipment, along with the related lease obligation associated with this transaction are recorded in the consolidated balance sheets. In August 2007, the Company purchased a secured promissory note (the "Ardmore Note") from an unrelated third party with a face value of $34.3 million at the date of purchase which approximated the remaining financing obligation. The Ardmore Note represents debt issued by the third party entity from which the Company leases the Ardmore DC and therefore the Company holds the debt instrument pertaining to its lease financing obligation. Because a legal right of offset exists, the Company is accounting for the Ardmore Note as a reduction of its outstanding financing obligation in its consolidated balance sheets.

9. Commitments and contingencies (Continued)

Future minimum payments as of February 3, 2012 for operating leases are as follows:

(In thousands)	
2012	$ 537,842
2013	495,373
2014	442,913
2015	379,693
2016	324,512
Thereafter	1,479,668
Total minimum payments	$3,660,001

Total minimum payments for capital leases as of February 3, 2012 were $7.4 million, with a present value of $5.1 million at an effective interest rate of approximately 6.8% at February 3, 2012. The gross amount of property and equipment recorded under capital leases and financing obligations at February 3, 2012 and at January 28, 2011, was $29.0 million and $31.0 million, respectively. Accumulated depreciation on property and equipment under capital leases and financing obligations at February 3, 2012 and January 28, 2011, was $7.3 million and $7.4 million, respectively.

Rent expense under all operating leases is as follows:

(In thousands)	2011	2010	2009
Minimum rentals(a)	$525,486	$471,402	$407,379
Contingent rentals	16,856	17,882	21,248
	$542,342	$489,284	$428,627

(a) Excludes amortization of leasehold interests of $21.0 million, $25.7 million and $37.2 million included in rent expense for the years ended February 3, 2012, January 28, 2011 and January 29, 2010, respectively.

9. Commitments and contingencies (Continued)

Legal proceedings

On August 7, 2006, a lawsuit entitled *Cynthia Richter, et al. v. Dolgencorp, Inc., et al.* was filed in the United States District Court for the Northern District of Alabama (Case No. 7:06-cv-01537-LSC) ("Richter") in which the plaintiff alleges that she and other current and former Dollar General store managers were improperly classified as exempt executive employees under the Fair Labor Standards Act ("FLSA") and seeks to recover overtime pay, liquidated damages, and attorneys' fees and costs. On August 15, 2006, the *Richter* plaintiff filed a motion in which she asked the court to certify a nationwide class of current and former store managers. The Company opposed the plaintiff's motion. On March 23, 2007, the court conditionally certified a nationwide class. On December 2, 2009, notice was mailed to over 28,000 current or former Dollar General store managers. Approximately 3,950 individuals have opted into the lawsuit, approximately 800 of whom have been dismissed for various reasons, including failure to cooperate in discovery.

On January 31, 2012, the court entered an amended scheduling order that governs, among other things, an extended deadline for certain limited fact discovery (March 9, 2012) and the Company's anticipated decertification motion (April 2, 2012). No deadline currently exists for potentially dispositive motions, and the Court has not set a trial date.

The Company believes that its store managers are and have been properly classified as exempt employees under the FLSA and that the *Richter* action is not appropriate for collective action treatment. The Company has obtained summary judgment in some, although not all, of its pending individual or single-plaintiff store manager exemption cases in which it has filed such a motion.

The Company is vigorously defending the *Richter* matter. However, at this time, it is not possible to predict whether *Richter* ultimately will be permitted to proceed collectively, and no assurances can be given that the Company will be successful in its defense of the action on the merits or otherwise. Similarly, at this time the Company cannot estimate either the size of any potential class or the value of the claims asserted in *Richter*. For these reasons, the Company is unable to estimate any potential loss or range of loss in the matter; however, if the Company is not successful in its defense efforts, the resolution of *Richter* could have a material adverse effect on the Company's financial statements as a whole.

On May 18, 2006, the Company was served with a lawsuit entitled *Tammy Brickey, Becky Norman, Rose Rochow, Sandra Cogswell and Melinda Sappington v. Dolgencorp, Inc. and Dollar General Corporation* (Western District of New York, Case No. 6:06-cv-06084-DGL, originally filed on February 9, 2006 and amended on May 12, 2006 ("Brickey")). The *Brickey* plaintiffs sought to proceed collectively under the FLSA and as a class under New York, Ohio, Maryland and North Carolina wage and hour statutes on behalf of, among others, assistant store managers who claim to be owed wages (including overtime wages) under those statutes. On February 22, 2011, the court denied the plaintiffs' class certification motion in its entirety and ordered that the matter proceed only as to the named plaintiffs. On March 22, 2011, the plaintiffs moved the court for reconsideration of its Order denying their class certification motion. On March 30, 2011, the plaintiffs' reconsideration motion was denied, and the plaintiffs did not appeal that ruling. The case is proceeding now only as to the named plaintiffs, and the Company does not expect the outcome to be material to its financial statements as a whole.

9. Commitments and contingencies (Continued)

On March 7, 2006, a complaint was filed in the United States District Court for the Northern District of Alabama (*Janet Calvert v. Dolgencorp, Inc.*, Case No. 2:06-cv-00465-VEH ("Calvert")), in which the plaintiff, a former store manager, alleged that she was paid less than male store managers because of her sex, in violation of the Equal Pay Act and Title VII of the Civil Rights Act of 1964, as amended ("Title VII") (now captioned, *Wanda Womack, et al. v. Dolgencorp, Inc.*, Case No. 2:06-cv-00465-VEH). The complaint subsequently was amended to include additional plaintiffs, who also allege to have been paid less than males because of their sex, and to add allegations that the Company's compensation practices disparately impact females. Under the amended complaint, plaintiffs seek to proceed collectively under the Equal Pay Act and as a class under Title VII, and request back wages, injunctive and declaratory relief, liquidated damages, punitive damages and attorneys' fees and costs.

On July 9, 2007, the plaintiffs filed a motion in which they asked the court to approve the issuance of notice to a class of current and former female store managers under the Equal Pay Act. The Company opposed plaintiffs' motion. On November 30, 2007, the court conditionally certified a nationwide class of females under the Equal Pay Act who worked for Dollar General as store managers between November 30, 2004 and November 30, 2007. The notice was issued on January 11, 2008, and persons to whom the notice was sent were required to opt into the suit by March 11, 2008. Approximately 2,100 individuals opted into the lawsuit.

On April 19, 2010, the plaintiffs moved for class certification relating to their Title VII claims. The Company filed its response to the certification motion in June 2010. Briefing has closed, and the motion remains pending. The Company's motion to decertify the Equal Pay Act class was denied as premature. If the case proceeds, the Company expects to file a similar motion in due course.

The parties agreed to mediate this action, and the court stayed the action pending the results of the mediation. The mediation occurred in March and April, 2011, and the Company has reached an agreement in principle to settle the matter on behalf of the entire putative class. The proposed settlement, which still must be approved by the court, provides for both monetary and equitable relief. Under the proposed terms, the Company will pay $15.5 million into a fund for the class members that will be apportioned and paid out to individual members (less any additional attorneys' fees or litigation costs approved by the court), upon submission of a valid claim. It will pay an additional $3.25 million for plaintiffs' legal fees and costs. Of the total $18.75 million anticipated payment, the Company expects to receive reimbursement from its Employment Practices Liability Insurance ("EPLI") carrier of approximately $15.9 million, which represents the balance remaining of the $20 million EPLI policy covering the claims. In addition, the Company has agreed to make certain adjustments to its pay setting policies and procedures for new store managers. If the settlement is approved, the Company expects to implement the new pay policies and practices no later than April 2012. Documents related to the parties' request for preliminary approval of the proposed settlement were filed on October 28, 2011. A hearing on the proposed settlement has been held and the Company expects the court to approve the settlement soon. Because it deemed settlement probable and estimable, the Company accrued for the net settlement as well as for certain additional anticipated fees related thereto during the first quarter of 2011, and concurrently recorded a receivable of approximately $15.9 million from its EPLI carrier.

At this time, although probable it is not certain that the court will approve the settlement. If it does not, and the case proceeds, it is not possible at this time to predict whether the court ultimately will permit the action to proceed collectively under the Equal Pay Act or as a class under Title VII.

9. Commitments and contingencies (Continued)

Although the Company intends to vigorously defend the action, no assurances can be given that it would be successful in the defense on the merits or otherwise. At this stage in the proceedings, the Company cannot estimate either the size of any potential class or the value of the claims raised in this action if it proceeds. For these reasons, the Company is unable to estimate any potential loss or range of loss in such a scenario; however, if the Company is not successful in defending this action, its resolution could have a material adverse effect on the Company's financial statements as a whole.

On June 16, 2010, a lawsuit entitled *Shaleka Gross, et al v. Dollar General Corporation* was filed in the United States District Court for the Southern District of Mississippi (Civil Action No. 3:10CV340WHB-LR) ("Gross") in which three former non-exempt store employees, on behalf of themselves and certain other non-exempt Dollar General store employees, alleged that they were not paid for all hours worked in violation of the FLSA. Specifically, plaintiffs alleged that they were not properly paid for certain breaks and sought back wages (including overtime wages), liquidated damages and attorneys' fees and costs.

Before the Company was served with the *Gross* complaint, the plaintiffs dismissed the action and re-filed it in the United States District Court for the Northern District of Mississippi, now captioned as *Cynthia Walker, et al. v. Dollar General Corporation, et al.* (Civil Action No. 4:10-CV119-P-S) ("Walker"). The *Walker* complaint was filed on September 16, 2010, and although it added approximately eight additional plaintiffs, it added no substantive allegations beyond those alleged in the *Gross* complaint. No other individuals opted into the *Walker* matter, and the entire matter was resolved for an amount that is immaterial to the Company's financial statements as a whole.

On May 20, 2011, a lawsuit entitled *Winn-Dixie Stores, Inc., et al. v. Dolgencorp, LLC* was filed in the United States District Court for the Southern District of Florida (Case No. 9:11-cv-80601-DMM) ("Winn-Dixie") in which the plaintiffs allege that the sale of food and other items in approximately 55 of the Company's stores, each of which allegedly is or was at some time co-located in a shopping center with one of plaintiffs' stores, violates restrictive covenants that plaintiffs contend are binding on the occupants of the shopping centers. Plaintiffs seek damages and an injunction limiting the sale of food and other items in those stores. Although plaintiffs have not made a demand for any specific amount of damages at this point in the proceeding, documents prepared and produced by plaintiffs during discovery suggest that plaintiffs may seek as much as $47 million. The Company intends to vigorously defend the *Winn-Dixie* matter and views that sum as wholly without basis and unsupported by the law and the facts currently available. The various leases involved in the matter are unique in their terms and/or the factual circumstances surrounding them, and, in some cases, the stores named by plaintiffs are not now and have never been co-located with plaintiffs' stores. The Company has filed a motion challenging the admissibility of plaintiffs' damages expert. Hearings on that motion were held on January 23 and on February 29, 2012, and no ruling has been made. The case is currently scheduled for trial in May of 2012 and has been consolidated with similar cases against Big Lots and Dollar Tree. However, at this time, no assurances can be given that the Company will be successful in its defense of the action on the merits or otherwise. Similarly, at this time, because of certain outstanding threshold issues that have yet to be addressed by the court, the Company is unable to estimate potential losses; however, if the Company is not successful in defending the *Winn-Dixie* matter, the outcome could have a material adverse effect on the Company's financial statements as a whole.

In October 2008, the Company terminated an interest rate swap as a result of the counterparty's declaration of bankruptcy. This declaration of bankruptcy constituted a default under the contract

9. Commitments and contingencies (Continued)

governing the swap, giving the Company the right to terminate. The Company subsequently settled the swap in November 2008 for approximately $7.6 million, including interest accrued to the date of termination. On May 14, 2010, the Company received a demand from the counterparty for an additional payment of approximately $19 million plus interest, claiming that the valuation used to calculate the $7.6 million was commercially unreasonable, and seeking to invoke the alternative dispute resolution procedures established by the bankruptcy court. The Company participated in the alternative dispute resolution procedures as it believed a reasonable settlement would be in the best interest of the Company to avoid the substantial risk and costs of litigation. In April of 2011, the Company reached a settlement with the counterparty under which the Company paid an additional $9.85 million in exchange for a full release. The Company accrued the settlement amount along with additional expected fees and costs related thereto in the first quarter of 2011. The settlement was finalized and the payment was made in May 2011.

From time to time, the Company is a party to various other legal actions involving claims incidental to the conduct of its business, including actions by employees, consumers, suppliers, government agencies, or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation, including without limitation under federal and state employment laws and wage and hour laws. The Company believes, based upon information currently available, that such other litigation and claims, both individually and in the aggregate, will be resolved without a material adverse effect on the Company's financial statements as a whole. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material adverse effect on the Company's results of operations, cash flows, or financial position. In addition, certain of these lawsuits, if decided adversely to the Company or settled by the Company, may result in liability material to the Company's financial position or may negatively affect operating results if changes to the Company's business operation are required.

10. Benefit plans

The Dollar General Corporation 401(k) Savings and Retirement Plan, which became effective on January 1, 1998, is a safe harbor defined contribution plan and is subject to the Employee Retirement and Income Security Act ("ERISA").

A participant's right to claim a distribution of his or her account balance is dependent on the plan, ERISA guidelines and Internal Revenue Service regulations. All active participants are fully vested in all contributions to the 401(k) plan. During 2011, 2010 and 2009, the Company expensed approximately $10.9 million, $9.5 million and $8.4 million, respectively, for matching contributions.

The Company also has a nonqualified supplemental retirement plan ("SERP") and compensation deferral plan ("CDP"), known as the Dollar General Corporation CDP/SERP Plan, for a select group of management and other key employees. The Company incurred compensation expense for these plans of approximately $1.7 million, $1.7 million and $1.9 million in 2011, 2010 and 2009, respectively.

The CDP/SERP Plan assets are invested in accounts selected by the Company's Compensation Committee or its delegate. These investments are classified as trading securities and the associated deferred compensation liability is reflected in the consolidated balance sheets as further discussed in Note 7.

11. Share-based payments

The Company accounts for share-based payments in accordance with applicable accounting standards. Under these standards, the fair value of each award is separately estimated and amortized into compensation expense over the service period. The fair value of the Company's stock option grants are estimated on the grant date using the Black-Scholes-Merton valuation model. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense.

Prior to a merger transaction in 2007, the Company maintained various share-based compensation programs which included options and other share-based awards. In connection with the merger transaction, in limited circumstances, certain stock options held by Company management were exchanged for new options to purchase common stock in the Company (the "Rollover Options"). Subject to certain adjustments to the number of options and the exercise price, the Rollover Options generally continue under the terms of the equity plan under which the original options were issued.

On July 6, 2007, the Company's Board of Directors adopted the 2007 Stock Incentive Plan for Key Employees, which plan was subsequently amended (as so amended, the "Plan"). The Plan provides for the granting of stock options, stock appreciation rights, and other stock-based awards or dividend equivalent rights to key employees, directors, consultants or other persons having a service relationship with the Company, its subsidiaries and certain of its affiliates. The number of shares of Company common stock authorized for grant under the Plan is 31,142,858. As of February 3, 2012, 19,338,127 of such shares are available for future grants.

Under the Plan, the Company has granted options that vest solely upon the continued employment of the recipient ("Time Options"), options that vest upon the achievement of predetermined annual or cumulative financial-based targets ("Performance Options") and other awards. Time and Performance stock options generally vest ratably on an annual basis over either a four or a five-year period, while other stock options awards vest over varying time periods.

Assuming specified financial targets are met, the Performance Options vest as of the Company's fiscal year end, and as a result the initial and final tranche of each Performance Option grant is prorated based upon the date of grant. In the event the performance target is not achieved in any given annual performance period, the Performance Options for that period may still subsequently vest, provided that a cumulative performance target is achieved. Vesting of the Time Options and Performance Options is also subject to acceleration in the event of an earlier change in control or certain public offerings of the Company's common stock. Each of these options, whether Time Options or Performance Options, have a contractual term of 10 years and an exercise price equal to the fair value of the underlying common stock on the date of grant.

11. Share-based payments (Continued)

The weighted average for key assumptions used in determining the fair value of all options granted in the years ended February 3, 2012, January 28, 2011, and January 29, 2010, and a summary of the methodology applied to develop each assumption, are as follows:

	February 3, 2012	January 28, 2011	January 29, 2010
Expected dividend yield	0%	0%	0%
Expected stock price volatility	38.7%	39.1%	41.2%
Weighted average risk-free interest rate	2.3%	2.8%	2.8%
Expected term of options (years)	6.8	7.0	7.4

Expected dividend yield—This is an estimate of the expected dividend yield on the Company's stock. The Company is subject to limitations on the payment of dividends under its Credit Facilities as further discussed in Note 6. An increase in the dividend yield will decrease compensation expense.

Expected stock price volatility—This is a measure of the amount by which the price of the Company's common stock has fluctuated or is expected to fluctuate. For awards issued under the Plan through October 2011, the expected volatilities were based upon the historical volatilities of a peer group of four companies. Beginning in November 2011, the expected volatilities for awards are based on the historical volatility of the Company's publicly traded common stock. An increase in the expected volatility will increase compensation expense.

Weighted average risk-free interest rate—This is the U.S. Treasury rate for the week of the grant having a term approximating the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected term of options—This is the period of time over which the options granted are expected to remain outstanding. Options granted have a maximum term of 10 years. Due to the relatively limited historical data for grants issued under the Plan, the Company has estimated the expected term as the mid-point between the vesting date and the contractual term of the option. An increase in the expected term will increase compensation expense.

Both the Time Options and the Performance Options are subject to various provisions set forth in a management stockholder's agreement entered into with each option holder by which the Company may require the employee, upon termination, to sell to the Company any vested options or shares received upon exercise of the Time Options or Performance Options at amounts that differ based upon the reason for the termination. In particular, in the event that the employee resigns "without good reason" (as defined in the management stockholder's agreement), then any options whether or not then exercisable are forfeited and any shares received upon prior exercise of such options are callable at the Company's option at an amount equal to the lesser of fair value or the amount paid for the shares (i.e., the exercise price). In such cases, because the employee would not benefit in any share appreciation over the exercise price, for accounting purposes such options are not considered vested until the expiration of the Company's call option, which is generally five years subsequent to the date of grant. Accordingly, all references to the vesting provisions or vested status of the options discussed in this note give effect to the vesting pursuant to these accounting provisions and may differ from descriptions of the vesting status of the Time Options and Performance Options located elsewhere in this report or the Company's other SEC filings. The Company records expense for Time Options on a straight-line basis over the term of the management stockholder's agreement.

11. Share-based payments (Continued)

Each of the Company's management-owned shares, Rollover Options, and vested Time and Performance options include certain provisions by which the holder of such shares, Rollover Options, or vested Time and Performance options may require the Company to repurchase such instruments in limited circumstances. Specifically, each such instrument is subject to a put right for a period of 365 days after termination due to the death or disability of the holder of the instrument that occurs generally within five years from the date of grant. In such circumstances, the holder of such instruments may require the Company to repurchase any shares at the fair market value of such shares and any Rollover Options or vested Time and Performance options at a price equal to the intrinsic value of such Rollover or vested Time and Performance options. Because the Company does not have control over the circumstances in which it may be required to repurchase the outstanding shares or Rollover Options, such shares and Rollover Options have been classified as Redeemable common stock in the accompanying consolidated balance sheets as of these dates. The values of these equity instruments are based upon the fair value and intrinsic value, respectively, of the underlying stock and Rollover Options at the date of issuance. Because redemption of such shares is uncertain, such shares are not subject to re-measurement until their redemption becomes probable.


10-K

At February 3, 2012, 5,382 Rollover Options were outstanding, all of which were exercisable. The aggregate intrinsic value of these outstanding Rollover Options was $0.2 million with a weighted average remaining contractual term of 2.2 years, and a weighted average exercise price of $2.1875.

A summary of Time Options activity during the period ended February 3, 2012 is as follows:

(Intrinsic value amounts reflected in thousands)	Options Issued	Average Exercise Price	Remaining Contractual Term in Years	Intrinsic Value
Balance, January 28, 2011	5,778,131	$ 9.73		
Granted	91,012	29.98		
Exercised	(1,427,179)	8.41		
Canceled	(183,383)	11.09		
Balance, February 3, 2012	4,258,581	$10.55	6.3	$133,691
Vested or expected to vest at February 3, 2012	4,159,595	$10.36	6.3	$131,357
Exercisable at February 3, 2012	2,486,048	$ 9.08	6.1	$ 81,692

The weighted average grant date fair value of Time Options granted during 2011, 2010 and 2009 was $13.47, $12.61 and $6.73, respectively.

11. Share-based payments (Continued)

A summary of Performance Options activity during the period ended February 3, 2012 is as follows:

(Intrinsic value amounts reflected in thousands)	Options Issued	Average Exercise Price	Remaining Contractual Term in Years	Intrinsic Value
Balance, January 28, 2011	5,497,024	$ 9.82		
Granted	91,012	29.98		
Exercised	(1,437,711)	8.36		
Canceled	(182,088)	11.13		
Balance, February 3, 2012	3,968,237	$10.75	6.4	$123,780
Vested or expected to vest at February 3, 2012	3,853,900	$10.53	6.4	$121,044
Exercisable at February 3, 2012	3,098,603	$ 9.42	6.1	$100,756

The weighted average grant date fair value of Performance Options granted was $13.47, $12.61 and $6.73 during 2011, 2010 and 2009, respectively.

The Company currently believes that the performance targets related to the unvested Performance Options will be achieved. If such goals are not met, and there is no change in control or certain public offerings of the Company's common stock which would result in the acceleration of vesting of the Performance Options, future compensation cost relating to unvested Performance Options will not be recognized.

As of February 3, 2012, in addition to Time and Performance options, the Company has 211,755 non-qualified stock options outstanding, a portion of which are held by the Company's non-employee directors.

At February 3, 2012, the total unrecognized compensation cost related to nonvested stock options was $16.9 million with an expected weighted average expense recognition period of 2.5 years.

In October 2007, the Company's Board of Directors adopted an Equity Appreciation Rights Plan, which plan was later amended and restated (as amended and restated, the "Rights Plan"). The Rights Plan provides for the granting of equity appreciation rights to nonexecutive managerial employees. No such rights were outstanding at January 28, 2011. During 2011, 818,847 equity appreciation rights were granted, 768,561 of such rights vested, primarily in conjunction with the Company's December 2011 stock offering, 50,286 of such rights were cancelled and no such rights remain outstanding at February 3, 2012.

As a result of the Company's initial public offering in November 2009, 508,572 restricted shares vested, at a total fair value equal to $11.5 million. As of February 3, 2012, a total of 13,024 restricted stock unit awards held by non-employee directors were outstanding, with total compensation cost related to the nonvested portion of these awards not yet recognized of approximately $0.2 million.

All nonvested restricted stock and restricted stock unit awards granted in the periods presented had a purchase price of zero. The Company records compensation expense on a straight-line basis over the restriction period based on the market price of the underlying stock on the date of grant. The

11. Share-based payments (Continued)

nonvested restricted stock unit awards granted under the plan to non-employee directors generally vest over a three-year period.

The fair value method of accounting for share-based awards resulted in share-based compensation expense (a component of SG&A expenses) and a corresponding reduction in net income before income taxes as follows:

(In thousands)	Stock Options	Equity Appreciation Rights	Restricted Stock Units	Restricted Stock	Total
Year ended February 3, 2012					
Pre-tax	$15,121	$ 8,731	$129	$ —	$23,981
Net of tax	$ 9,208	$ 5,317	$ 79	$ —	$14,604
Year ended January 28, 2011					
Pre-tax	$12,722	$17,366	$ 83	$ —	$30,171
Net of tax	$ 7,755	$10,587	$ 51	$ —	$18,393
Year ended January 29, 2010					
Pre-tax	$11,686	$ 7,237	$840	$2,482	$22,245
Net of tax	$ 7,138	$ 4,420	$513	$1,516	$13,587


10-K

12. Related party transactions

On July 6, 2007, the Company consummated a merger transaction, and as a result, substantially all of the Company's outstanding common stock became held by an entity controlled by investment funds affiliated with KKR. The aggregate purchase price was funded primarily through debt financings as described more fully in Note 6 and cash equity contributions from KKR, GS Capital Partners VI Fund, L.P. and affiliated funds (affiliates of Goldman, Sachs & Co.), and other equity co-investors (collectively, the "Investors").

Affiliates of certain of the Investors participated as (i) lenders in the Company's Credit Facilities discussed in Note 6; (ii) initial purchasers of the Company's Notes discussed in Note 6; (iii) counterparties to certain interest rate swaps discussed in Note 8 and (iv) as advisors in the merger transaction. Affiliates of KKR and Goldman, Sachs & Co. indirectly own a substantial portion of the Company's common stock, and the Company repurchased a portion of the shares held by these affiliates in December 2011 as discussed in Note 2. Two of KKR's members and a Managing Director of Goldman, Sachs & Co. serve on the Company's Board of Directors.

Affiliates of KKR and Goldman, Sachs & Co. (among other entities) may be lenders under the Term Loan Facility discussed in detail in Note 6. The Company repaid a portion of the principal balance on the Term Loan Facility during 2009 as discussed in Note 6 and approximately $66.4 million, $53.4 million and $74.8 million of interest on the Term Loan Facility during 2011, 2010 and 2009, respectively.

Goldman, Sachs & Co. is a counterparty to an amortizing interest rate swap with a notional amount of $116.7 million and $323.3 million as of February 3, 2012 and January 28, 2011, respectively, entered into in connection with the Term Loan Facility. The Company paid Goldman, Sachs & Co.

12. Related party transactions (Continued)

approximately $13.9 million, $12.9 million and $17.9 million in 2011, 2010 and 2009, respectively, pursuant to the interest rate swap as further discussed in Note 8.

The Company entered into a sponsor advisory agreement, dated July 6, 2007, with KKR and Goldman, Sachs & Co. pursuant to which those entities provided management and advisory services to the Company. Under the terms of the sponsor advisory agreement, among other things, the Company was obliged to pay annual management fees until its termination upon the completion of the Company's initial public offering discussed in Note 2. Pursuant to the advisory agreement, the Company paid a fee of $63.6 million to KKR and Goldman, Sachs & Co. in connection with the offering, which amount included a transaction fee equal to 1%, or $4.8 million, of the gross primary proceeds from the offering accounted for as a cost of raising equity and a corresponding reduction to Additional paid-in capital; and approximately $58.8 million in connection with its termination, which is included in SG&A expenses for 2009. Including the transaction and termination fees discussed above, the total management fees and other expenses incurred for the years ended February 3, 2012, January 28, 2011, and January 29, 2010 totaled zero, $0.2 million and $68.0 million, respectively.

The Company entered into an underwriting agreement with KKR Capital Markets (an affiliate of KKR), Goldman, Sachs & Co., Citigroup Global Markets Inc., and several other entities to serve as underwriters in connection with its initial public offering in November 2009. The Company provided underwriting discounts of approximately $27.4 million pursuant to the underwriting agreement, approximately $6.0 million of which was provided to each of (a) KKR Capital Markets; (b) Goldman, Sachs & Co.; and (c) Citigroup Global Markets Inc. The Company paid approximately $3.3 million in expenses related to the initial public offering (excluding underwriting discounts and commissions), including the offering-related expenses of the selling shareholder which the Company was required to pay under the terms of an existing registration rights agreement.

Affiliates of KKR and of Goldman, Sachs & Co. served as underwriters in connection with the secondary offerings of the Company's common stock held by certain existing shareholders that were completed in December 2011, September 2011, December 2010, and April 2010. The Company did not sell shares of common stock, receive proceeds from the secondary sales, or pay any underwriting fees in connection with any of these secondary offerings. Certain members of the Company's management, including certain of our executive officers, exercised registration rights in connection with such offerings.

13. Segment reporting

The Company manages its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of February 3, 2012, all of the Company's operations were located within the United States with the exception of a Hong Kong subsidiary, and a liaison office in India, the collective assets and revenues of which are not material. The following net sales data is presented in accordance with accounting standards related to disclosures about segments of an enterprise.

(In thousands)	2011	2010	2009
Classes of similar products:			
Consumables	$10,833,735	$ 9,332,119	$ 8,356,381
Seasonal	2,051,098	1,887,917	1,711,471
Home products	1,005,219	917,638	869,772
Apparel	917,136	897,326	858,756
Net sales	$14,807,188	$13,035,000	$11,796,380

14. Quarterly financial data (unaudited)

The following is selected unaudited quarterly financial data for the fiscal years ended February 3, 2012 and January 28, 2011. Each quarterly period listed below was a 13-week accounting period, with the exception of the fourth quarter of 2011, which was a 14-week accounting period. The sum of the four quarters for any given year may not equal annual totals due to rounding.

(In thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011:				
Net sales	$3,451,697	$3,575,194	$3,595,224	$4,185,073
Gross profit	1,087,397	1,148,342	1,115,802	1,346,369
Operating profit	321,618	350,029	310,917	508,240
Net income	156,969	146,042	171,164	292,510
Basic earnings per share	0.46	0.43	0.50	0.86
Diluted earnings per share	0.45	0.42	0.50	0.85

(In thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010:				
Net sales	$3,111,314	$3,214,155	$3,223,427	$3,486,104
Gross profit	999,756	1,035,979	1,010,668	1,130,153
Operating profit	290,723	300,757	274,334	408,251
Net income	135,996	141,195	128,120	222,546
Basic earnings per share	0.40	0.41	0.38	0.65
Diluted earnings per share	0.39	0.41	0.37	0.64

As discussed in Note 6, in the first quarter of 2011, the Company repurchased $25.0 million principal amount of its outstanding Senior Notes, resulting in a pretax loss of $2.2 million ($1.3 million net of tax, or less than $0.01 per diluted share) which is recognized as Other (income) expense.

14. Quarterly financial data (unaudited) (Continued)

As discussed in Note 6, in the second quarter of 2011, the Company repurchased $839.3 million principal amount of its outstanding Senior Notes, resulting in a pretax loss of $58.1 million ($35.4 million net of tax, or $0.10 per diluted share) which is recognized as Other (income) expense.

As discussed in Note 11, in the fourth quarter of 2011 the Company incurred share-based compensation expenses of $8.6 million ($5.3 million net of tax, or $0.02 per diluted share) for the accelerated vesting of certain share-based awards in conjunction with a secondary offering of the Company's common stock which is included in SG&A expenses.

As discussed in Note 11, in the first quarter of 2010 the Company incurred share-based compensation expenses of $13.3 million ($8.1 million net of tax, or $0.02 per diluted share) for the accelerated vesting of certain share-based awards in conjunction with a secondary offering of the Company's common stock which is included in SG&A expenses.

As discussed in Note 6, in the second quarter of 2010, the Company repurchased $50.0 million principal amount of its outstanding Senior Notes, resulting in a pretax loss of $6.5 million ($4.0 million net of tax, or $0.01 per diluted share) which is recognized as Other (income) expense.

As discussed in Note 6, in the third quarter of 2010, the Company repurchased $65.0 million principal amount of its outstanding Senior Notes, resulting in a pretax loss of $8.2 million ($5.0 million net of tax, or $0.01 per diluted share) which is recognized as Other (income) expense.

As discussed in Note 11, in the fourth quarter of 2010 the Company incurred share-based compensation expenses of $3.8 million ($2.3 million net of tax, or $0.01 per diluted share) for the accelerated vesting of certain share-based awards in conjunction with a secondary offering of the Company's common stock which is included in SG&A expenses.

15. Subsequent Event

On March 15, 2012, the ABL Facility discussed in Note 6 was amended and restated. The maturity date was extended from July 6, 2013 to July 6, 2014 and the total commitment was increased from $1.031 billion to $1.2 billion (of which up to $350.0 million is available for letters of credit), subject to borrowing base availability. The initial applicable margin for borrowings under the ABL Facility is 1.75% for LIBOR borrowings and 0.75% for base-rate borrowings. The commitment fee for any unutilized commitments has been initially established at a rate of 0.375% per annum. An affiliate of Goldman, Sachs & Co. is a lender under the amended and restated ABL Facility.

16. Guarantor subsidiaries

Certain of the Company's subsidiaries (the "Guarantors") have fully and unconditionally guaranteed on a joint and several basis the Company's obligations under certain outstanding debt obligations. Each of the Guarantors is a direct or indirect wholly-owned subsidiary of the Company.

16. Guarantor subsidiaries (Continued)

The following consolidating schedules present condensed financial information on a combined basis, in thousands.

	February 3, 2012				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
BALANCE SHEET:					
ASSETS					
Current assets:					
Cash and cash equivalents	$ 1,844	$ 102,627	$ 21,655	$ —	$ 126,126
Merchandise inventories	—	2,009,206	—	—	2,009,206
Deferred income taxes	10,078	—	21,729	(31,807)	—
Prepaid expenses and other current assets	551,457	4,685,263	5,768	(5,102,746)	139,742
Total current assets	563,379	6,797,096	49,152	(5,134,553)	2,275,074
Net property and equipment	113,661	1,681,072	227	—	1,794,960
Goodwill	4,338,589	—	—	—	4,338,589
Other intangible assets, net	1,199,200	36,754	—	—	1,235,954
Deferred income taxes	—	—	49,531	(49,531)	—
Other assets, net	6,575,574	13,260	323,736	(6,868,627)	43,943
Total assets	$12,790,403	$8,528,182	$422,646	$(12,052,711)	$9,688,520
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current portion of long-term obligations	$ —	$ 590	$ —	$ —	$ 590
Accounts payable	4,654,237	1,451,277	52,362	(5,093,789)	1,064,087
Accrued expenses and other	79,010	264,575	62,447	(8,957)	397,075
Income taxes payable	12,972	5,013	26,443	—	44,428
Deferred income taxes	—	35,529	—	(31,807)	3,722
Total current liabilities	4,746,219	1,756,984	141,252	(5,134,553)	1,509,902
Long-term obligations	2,879,475	3,340,075	—	(3,601,659)	2,617,891
Deferred income taxes	435,791	270,736	—	(49,531)	656,996
Other liabilities	54,336	33,156	141,657	—	229,149
Redeemable common stock	6,087	—	—	—	6,087
Shareholders' equity:					
Preferred stock	—	—	—	—	—
Common stock	295,828	23,855	100	(23,955)	295,828
Additional paid-in capital	2,960,940	431,253	19,900	(451,153)	2,960,940
Retained earnings	1,416,918	2,672,123	119,737	(2,791,860)	1,416,918
Accumulated other comprehensive loss	(5,191)	—	—	—	(5,191)
Total shareholders' equity	4,668,495	3,127,231	139,737	(3,266,968)	4,668,495
Total liabilities and shareholders' equity	$12,790,403	$8,528,182	$422,646	$(12,052,711)	$9,688,520

16. Guarantor subsidiaries (Continued)

	January 28, 2011				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
BALANCE SHEET:					
ASSETS					
Current assets:					
Cash and cash equivalents	$ 111,545	$ 364,404	$ 21,497	$ —	$ 497,446
Merchandise inventories	—	1,765,433	—	—	1,765,433
Income taxes receivable	13,529	—	—	(13,529)	—
Deferred income taxes	8,877	—	6,825	(15,702)	—
Prepaid expenses and other current assets	741,352	3,698,117	4,454	(4,338,977)	104,946
Total current assets	875,303	5,827,954	32,776	(4,368,208)	2,367,825
Net property and equipment	105,155	1,419,133	287	—	1,524,575
Goodwill	4,338,589	—	—	—	4,338,589
Other intangible assets, net	1,199,200	57,722	—	—	1,256,922
Deferred income taxes	—	—	47,690	(47,690)	—
Other assets, net	5,337,522	12,675	304,285	(5,596,171)	58,311
Total assets	$11,855,769	$7,317,484	$385,038	$(10,012,069)	$9,546,222
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current portion of long-term obligations	$ —	$ 1,157	$ —	$ —	$ 1,157
Accounts payable	3,691,564	1,541,593	50,824	(4,330,340)	953,641
Accrued expenses and other	68,398	226,225	61,755	(8,637)	347,741
Income taxes payable	11,922	13,246	14,341	(13,529)	25,980
Deferred income taxes	—	52,556	—	(15,702)	36,854
Total current liabilities	3,771,884	1,834,777	126,920	(4,368,208)	1,365,373
Long-term obligations	3,534,447	3,000,877	—	(3,248,254)	3,287,070
Deferred income taxes	417,874	228,381	—	(47,690)	598,565
Other liabilities	67,932	27,250	136,400	—	231,582
Redeemable common stock	9,153	—	—	—	9,153
Shareholders' equity:					
Preferred stock	—	—	—	—	—
Common stock	298,819	23,855	100	(23,955)	298,819
Additional paid-in capital	2,945,024	431,253	19,900	(451,153)	2,945,024
Retained earnings	830,932	1,771,091	101,718	(1,872,809)	830,932
Accumulated other comprehensive loss	(20,296)	—	—	—	(20,296)
Total shareholders' equity	4,054,479	2,226,199	121,718	(2,347,917)	4,054,479
Total liabilities and shareholders' equity	$11,855,769	$7,317,484	$385,038	$(10,012,069)	$9,546,222

16. Guarantor subsidiaries (Continued)

	For the year ended February 3, 2012				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF INCOME:					
Net sales	$ 338,903	$14,807,188	$ 84,940	$(423,843)	$14,807,188
Cost of goods sold	—	10,109,278	—	—	10,109,278
Gross profit	338,903	4,697,910	84,940	(423,843)	4,697,910
Selling, general and administrative expenses	308,094	3,242,276	80,579	(423,843)	3,207,106
Operating profit	30,809	1,455,634	4,361	—	1,490,804
Interest income	(39,526)	(21,954)	(20,924)	82,313	(91)
Interest expense	246,905	40,362	37	(82,313)	204,991
Other (income) expense	60,615	—	—	—	60,615
Income (loss) before income taxes	(237,185)	1,437,226	25,248	—	1,225,289
Income tax expense (benefit)	(84,819)	536,194	7,229	—	458,604
Equity in subsidiaries' earnings, net of taxes	919,051	—	—	(919,051)	—
Net income	$ 766,685	$ 901,032	$ 18,019	$(919,051)	$ 766,685

	For the year ended January 28, 2011				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF INCOME:					
Net sales	$ 311,280	$13,035,000	$ 84,878	$(396,158)	$13,035,000
Cost of goods sold	—	8,858,444	—	—	8,858,444
Gross profit	311,280	4,176,556	84,878	(396,158)	4,176,556
Selling, general and administrative expenses	283,069	2,948,346	67,234	(396,158)	2,902,491
Operating profit	28,211	1,228,210	17,644	—	1,274,065
Interest income	(44,677)	(7,025)	(19,986)	71,468	(220)
Interest expense	300,934	44,723	23	(71,468)	274,212
Other (income) expense	15,101	—	—	—	15,101
Income (loss) before income taxes	(243,147)	1,190,512	37,607	—	984,972
Income tax expense (benefit)	(102,448)	447,881	11,682	—	357,115
Equity in subsidiaries' earnings, net of taxes	768,556	—	—	(768,556)	—
Net income	$ 627,857	$ 742,631	$ 25,925	$(768,556)	$ 627,857

16. Guarantor subsidiaries (Continued)

	For the year ended January 29, 2010				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF INCOME:					
Net sales	$ 306,036	$11,796,380	$ 91,265	$(397,301)	$11,796,380
Cost of goods sold	—	8,106,509	—	—	8,106,509
Gross profit	306,036	3,689,871	91,265	(397,301)	3,689,871
Selling, general and administrative expenses	337,224	2,734,793	61,897	(397,301)	2,736,613
Operating profit (loss)	(31,188)	955,078	29,368	—	953,258
Interest income	(52,047)	(10,968)	(19,674)	82,545	(144)
Interest expense	375,280	52,980	29	(82,545)	345,744
Other (income) expense	55,542	—	—	—	55,542
Income (loss) before income taxes	(409,963)	913,066	49,013	—	552,116
Income tax expense (benefit)	(149,478)	346,117	16,035	—	212,674
Equity in subsidiaries' earnings, net of taxes	599,927	—	—	(599,927)	—
Net income	$ 339,442	$ 566,949	$ 32,978	$(599,927)	$ 339,442

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Guarantor subsidiaries (Continued)

	For the year ended February 3, 2012				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF CASH FLOWS:					
Cash flows from operating activities:					
Net income	$ 766,685	$ 901,032	$ 18,019	$(919,051)	$ 766,685
Adjustments to reconcile net income to net cash provided by (used in) operating activities:					
Depreciation and amortization	31,793	243,485	130	—	275,408
Deferred income taxes	1,649	25,328	(16,745)	—	10,232
Tax benefit of stock options	(33,102)	—	—	—	(33,102)
Loss on debt retirement, net	60,303	—	—	—	60,303
Noncash share-based compensation	15,250	—	—	—	15,250
Noncash inventory adjustments and asset impairments	—	48,673	—	—	48,673
Other noncash gains and losses	653	4,864	—	—	5,517
Equity in subsidiaries' earnings, net	(919,051)	—	—	919,051	—
Change in operating assets and liabilities:					
Merchandise inventories	—	(291,492)	—	—	(291,492)
Prepaid expenses and other current assets	(19,361)	(12,671)	(2,522)	—	(34,554)
Accounts payable	(17,678)	120,607	1,513	—	104,442
Accrued expenses and other liabilities	20,799	45,015	5,949	—	71,763
Income taxes	47,681	(8,233)	12,102	—	51,550
Other	(3)	(121)	(71)	—	(195)
Net cash provided by (used in) operating activities	(44,382)	1,076,487	18,375	—	1,050,480
Cash flows from investing activities:					
Purchases of property and equipment	(30,403)	(484,388)	(70)	—	(514,861)
Proceeds from sales of property and equipment	33	993	—	—	1,026
Net cash used in investing activities	(30,370)	(483,395)	(70)	—	(513,835)
Cash flows from financing activities:					
Issuance of common stock	177	—	—	—	177
Repayments of long-term obligations	(910,677)	(1,274)	—	—	(911,951)
Borrowings under revolving credit facility	1,157,800	—	—	—	1,157,800
Repayments of borrowings under revolving credit facility	(973,100)	—	—	—	(973,100)
Repurchase of common stock from principal shareholder	(185,000)	—	—	—	(185,000)
Equity settlements with employees, net of taxes paid	(28,993)	—	—	—	(28,993)
Tax benefit of stock options	33,102	—	—	—	33,102
Changes in intercompany note balances, net	871,742	(853,595)	(18,147)	—	—
Net cash provided by (used in) financing activities	(34,949)	(854,869)	(18,147)	—	(907,965)
Net increase (decrease) in cash and cash equivalents	(109,701)	(261,777)	158	—	(371,320)
Cash and cash equivalents, beginning of year	111,545	364,404	21,497	—	497,446
Cash and cash equivalents, end of year	$ 1,844	$ 102,627	$ 21,655	$ —	$ 126,126

16. Guarantor subsidiaries (Continued)

	For the year ended January 28, 2011				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF CASH FLOWS:					
Cash flows from operating activities:					
Net income	$ 627,857	$ 742,631	$ 25,925	$(768,556)	$ 627,857
Adjustments to reconcile net income to net cash provided by (used in) operating activities:					
Depreciation and amortization	33,015	221,851	61	—	254,927
Deferred income taxes	17,817	47,719	(14,551)	—	50,985
Tax benefit of stock options	(13,905)	—	—	—	(13,905)
Loss on debt retirement, net	14,576	—	—	—	14,576
Noncash share-based compensation	15,956	—	—	—	15,956
Noncash inventory adjustments and asset impairments	—	7,607	—	—	7,607
Other noncash gains and losses	1,395	4,547	—	—	5,942
Equity in subsidiaries' earnings, net	(768,556)	—	—	768,556	—
Change in operating assets and liabilities:					
Merchandise inventories	—	(251,809)	—	—	(251,809)
Prepaid expenses and other current assets	(1,646)	(3,642)	(4,869)	—	(10,157)
Accounts payable	(5,446)	124,120	4,750	—	123,424
Accrued expenses and other liabilities	(28,442)	(12,410)	(1,576)	—	(42,428)
Income taxes	18,136	14,891	9,876	—	42,903
Other	816	(2,008)	(2)	—	(1,194)
Net cash provided by (used in) operating activities	(88,427)	893,497	19,614	—	824,684
Cash flows from investing activities:					
Purchases of property and equipment	(22,830)	(397,322)	(243)	—	(420,395)
Proceeds from sales of property and equipment	—	1,448	—	—	1,448
Net cash used in investing activities	(22,830)	(395,874)	(243)	—	(418,947)
Cash flows from financing activities:					
Issuance of common stock	631	—	—	—	631
Repayments of long-term obligations	(129,217)	(1,963)	—	—	(131,180)
Equity settlements with employees, net of taxes paid	(13,723)	—	—	—	(13,723)
Tax benefit of stock options	13,905	—	—	—	13,905
Changes in intercompany note balances, net	253,586	(234,257)	(19,329)	—	—
Net cash provided by (used in) financing activities	125,182	(236,220)	(19,329)	—	(130,367)
Net increase (decrease) in cash and cash equivalents	13,925	261,403	42	—	275,370
Cash and cash equivalents, beginning of year	97,620	103,001	21,455	—	222,076
Cash and cash equivalents, end of year	$ 111,545	$ 364,404	$ 21,497	$ —	$ 497,446

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Guarantor subsidiaries (Continued)

	For the year ended January 29, 2010				
	DOLLAR GENERAL CORPORATION	GUARANTOR SUBSIDIARIES	OTHER SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED TOTAL
STATEMENTS OF CASH FLOWS:					
Cash flows from operating activities:					
Net income	$ 339,442	$ 566,949	$ 32,978	$(599,927)	$ 339,442
Adjustments to reconcile net income to net cash provided by (used in) operating activities:					
Depreciation and amortization	36,541	220,048	182	—	256,771
Deferred income taxes	(18,571)	67,317	(33,886)	—	14,860
Tax benefit of stock options	(5,390)	—	—	—	(5,390)
Loss on debt retirement, net	55,265	—	—	—	55,265
Noncash share-based compensation	17,295	—	—	—	17,295
Noncash inventory adjustments and asset impairments	—	647	—	—	647
Other noncash gains and losses	3,221	4,699	—	—	7,920
Equity in subsidiaries' earnings, net	(599,927)	—	—	599,927	—
Change in operating assets and liabilities:					
Merchandise inventories	—	(100,248)	—	—	(100,248)
Prepaid expenses and other current assets	2,582	(10,252)	372	—	(7,298)
Accounts payable	26,535	79,515	(1)	—	106,049
Accrued expenses and other liabilities	(20,672)	10,494	(2,465)	—	(12,643)
Income taxes	48,494	(50,112)	2,771	—	1,153
Other	(3,203)	2,171	32	—	(1,000)
Net cash provided by (used in) operating activities	(118,388)	791,228	(17)	—	672,823
Cash flows from investing activities:					
Purchases of property and equipment	(34,647)	(216,032)	(68)	—	(250,747)
Proceeds from sales of property and equipment	—	2,701	—	—	2,701
Net cash used in investing activities	(34,647)	(213,331)	(68)	—	(248,046)
Cash flows from financing activities:					
Issuance of common stock	443,753	—	—	—	443,753
Repayments of long-term obligations	(782,518)	(1,662)	—	—	(784,180)
Payment of cash dividends and related amounts	(239,731)	—	—	—	(239,731)
Equity settlements with employees, net of taxes paid	(5,928)	—	—	—	(5,928)
Tax benefit of stock options	5,390	—	—	—	5,390
Changes in intercompany note balances, net	537,052	(537,638)	586	—	—
Net cash provided by (used in) financing activities	(41,982)	(539,300)	586	—	(580,696)
Net increase (decrease) in cash and cash equivalents	(195,017)	38,597	501	—	(155,919)
Cash and cash equivalents, beginning of year	292,637	64,404	20,954	—	377,995
Cash and cash equivalents, end of year	$ 97,620	$ 103,001	$ 21,455	$ —	$ 222,076

10-K

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

10-K

(b) Management's Annual Report on Internal Control Over Financial Reporting. Our management prepared and is responsible for the consolidated financial statements and all related financial information contained in this report. This responsibility includes establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, management designed and implemented a structured and comprehensive assessment process to evaluate the effectiveness of its internal control over financial reporting. Such assessment was based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Management regularly monitors our internal control over financial reporting, and actions are taken to correct any deficiencies as they are identified. Based on its assessment, management has concluded that our internal control over financial reporting is effective as of February 3, 2012.

Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements, has issued an attestation report on management's assessment of our internal control over financial reporting. Such attestation report is contained below.

(c) Attestation Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Dollar General Corporation

We have audited Dollar General Corporation and subsidiaries' internal control over financial reporting as of February 3, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Dollar General Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Dollar General Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of February 3, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Dollar General Corporation and subsidiaries as of February 3, 2012 and January 28, 2011, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 3, 2012, of Dollar General Corporation and subsidiaries and our report dated March 22, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 22, 2012

(d) Changes in Internal Control Over Financial Reporting. There have been no changes during the quarter ended February 3, 2012 in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(a) Information Regarding Directors and Executive Officers. The information required by this Item 10 regarding our directors and director nominees is contained under the captions "Who are the nominees this year," "What are the backgrounds of this year's nominees," "Are there any familial relationships between any of the nominees," "How are directors identified and nominated," and "What particular experience, qualifications, attributes or skills led the Board of Directors to conclude that each nominee should serve as a director of Dollar General," all under the heading "Proposal 1: Election of Directors" in our definitive Proxy Statement to be filed for our Annual Meeting of Shareholders to be held on June 1, 2012 (the "2012 Proxy Statement"), which information under such captions is incorporated herein by reference. Information required by this Item 10 regarding our executive officers is contained in Part I of this Form 10-K under the caption "Executive Officers of the Registrant," which information under such caption is incorporated herein by reference.

(b) Compliance with Section 16(a) of the Exchange Act. Information required by this Item 10 regarding compliance with Section 16(a) of the Exchange Act is contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2012 Proxy Statement, which information under such caption is incorporated herein by reference.

(c) Code of Business Conduct and Ethics. We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and Board members. This Code is posted on our Internet website at www.dollargeneral.com. If we choose to no longer post such Code, we will provide a free copy to any person upon written request to Dollar General Corporation, c/o Investor Relations Department, 100 Mission Ridge, Goodlettsville, TN 37072. We intend to provide any required disclosure of an amendment to or waiver from the Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our Internet website located at www.dollargeneral.com promptly following the amendment or waiver. We may elect to disclose any such amendment or waiver in a report on Form 8-K filed with the SEC either in addition to or in lieu of the website disclosure. The information contained on or connected to our Internet website is not incorporated by reference into this Form 10-K and should not be considered part of this or any other report that we file with or furnish to the SEC.

(d) Procedures for Shareholders to Nominate Directors. There have been no material changes to the procedures by which security holders may recommend nominees to the registrant's Board of Directors.

(e) Audit Committee Information. Information required by this Item 10 regarding our audit committee and our audit committee financial expert is contained under the captions "Corporate Governance—Does the Board have standing Audit, Compensation and Nominating Committees" and "—Does Dollar General have an audit committee financial expert serving on its Audit Committee" in the 2012 Proxy Statement, which information under such captions is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 regarding director and executive officer compensation, the Compensation Committee Report, the risks arising from our compensation policies and practices for employees, and compensation committee interlocks and insider participation is contained under the captions "Director Compensation" and "Executive Compensation" in the 2012 Proxy Statement, which information under such captions is incorporated herein by reference.

10-K

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) Equity Compensation Plan Information. The following table sets forth information about securities authorized for issuance under our compensation plans (including individual compensation arrangements) as of February 3, 2012:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	8,456,979	$11.12	19,338,127
Equity compensation plans not approved by security holders	—	—	—
Total(1)	8,456,979	$11.12	19,338,127

(1) Column (a) consists of shares of common stock issuable upon exercise of outstanding options and upon vesting and payment of restricted stock units under the 2007 Stock Incentive Plan and shares of common stock issuable upon exercise of outstanding options under the 1998 Stock Incentive Plan. Restricted stock units are settled for shares of common stock on a one-for-one basis and have no exercise price. Accordingly, those units have been excluded for purposes of computing the weighted-average exercise price in column (b). Column (c) consists of shares reserved for issuance pursuant to the 2007 Stock Incentive Plan, whether in the form of stock, restricted stock, restricted stock units, or other stock-based awards or upon the exercise of an option or right. Although certain options remain outstanding under the 1998 Stock Incentive Plan, no future awards may be granted thereunder.

(b) Other Information. The information required by this Item 12 regarding security ownership of certain beneficial owners and our management is contained under the caption "Security Ownership" in the 2012 Proxy Statement, which information under such caption is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 regarding certain relationships and related transactions is contained under the caption "Transactions with Management and Others" in the 2012 Proxy Statement, which information under such caption is incorporated herein by reference.

The information required by this Item 13 regarding director independence is contained under the caption "Director Independence" in the 2012 Proxy Statement, which information under such caption is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 regarding fees we paid to our principal accountant and the pre-approval policies and procedures established by the Audit Committee of our Board of Directors is contained under the caption "Fees Paid to Auditors" in the 2012 Proxy Statement, which information under such caption is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

(b) All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable or the information is included in the Consolidated Financial Statements and, therefore, have been omitted.

(c) Exhibits: See Exhibit Index immediately following the signature pages hereto, which Exhibit Index is incorporated by reference as if fully set forth herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOLLAR GENERAL CORPORATION

Date: March 22, 2012

By: /s/ RICHARD W. DREILING
Richard W. Dreiling,
Chairman and Chief Executive Officer

We, the undersigned directors and officers of the registrant, hereby severally constitute Richard W. Dreiling and David M. Tehle, and each of them singly, our true and lawful attorneys with full power to them and each of them to sign for us, and in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ RICHARD W. DREILING RICHARD W. DREILING	Chairman & Chief Executive Officer (Principal Executive Officer)	March 22, 2012
/s/ DAVID M. TEHLE DAVID M. TEHLE	Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)	March 22, 2012
/s/ RAJ AGRAWAL RAJ AGRAWAL	Director	March 21, 2012
/s/ WARREN F. BRYANT WARREN F. BRYANT	Director	March 21, 2012
/s/ MICHAEL M. CALBERT MICHAEL M. CALBERT	Director	March 21, 2012
/s/ ADRIAN JONES ADRIAN JONES	Director	March 21, 2012

Name	Title	Date
/s/ WILLIAM C. RHODES, III WILLIAM C. RHODES, III	Director	March 21, 2012
/s/ DAVID B. RICKARD DAVID B. RICKARD	Director	March 21, 2012

10-K

10-K

EXHIBIT INDEX

3.1 Amended and Restated Charter of Dollar General Corporation (incorporated by reference to Exhibit 3.1 to Dollar General Corporation's Current Report on Form 8-K dated November 18, 2009, filed with the SEC on November 18, 2009 (file no. 001-11421))

3.2 Amended and Restated Bylaws of Dollar General Corporation (incorporated by reference to Exhibit 3.2 to Dollar General Corporation's Current Report on Form 8-K dated November 18, 2009, filed with the SEC on November 18, 2009 (file no. 001-11421))

4.1 Form of Stock Certificate for Common Stock (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))

4.2 Shareholders' Agreement of Dollar General Corporation, dated as of November 9, 2009 (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated November 18, 2009, filed with the SEC on November 18, 2009 (file no. 001-11421))

4.3 Instrument of Resignation, Appointment and Acceptance, effective as of February 25, 2009, by and among Dollar General Corporation, Wells Fargo Bank, National Association, and U.S. Bank National Association (incorporated by reference to Exhibit 99 to Dollar General Corporation's Current Report on Form 8-K dated February 25, 2009, filed with the SEC on February 25, 2009 (file no. 001-11421))

4.4 Senior Subordinated Indenture, dated July 6, 2007, among Buck Acquisition Corp., Dollar General Corporation, the guarantors named therein and U.S. Bank National Association (the successor trustee), as trustee (incorporated by reference to Exhibit 4.9 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.5 Form of 11.875% / 12.625% Senior Subordinated Toggle Notes due 2017 (included in Exhibit 4.4)

4.6 First Supplemental Indenture to the Senior Subordinated Indenture, dated as of September 25, 2007, between DC Financial, LLC, the Guaranteeing Subsidiary, and U.S. Bank National Association (the successor trustee), as trustee (incorporated by reference to Exhibit 4.16 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.7 Second Supplemental Indenture to the Senior Subordinated Indenture, dated as of December 31, 2007, between Retail Risk Solutions, LLC, the Guaranteeing Subsidiary, and U.S. Bank National Association (the successor trustee), as trustee (incorporated by reference to Exhibit 4.33 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.8 Third Supplemental Indenture to the Senior Subordinated Indenture, dated as of March 23, 2009, between the Guaranteeing Subsidiaries referenced therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.23 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))

4.9 Fourth Supplemental Indenture to the Senior Subordinated Indenture, dated as of March 25, 2010, between the Guaranteeing Subsidiaries referenced therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.25 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799)

4.10 Fifth Supplemental Indenture to the Senior Subordinated Indenture, dated as of August 30, 2010, among Retail Property Investments, LLC and U.S. Bank National Association, as successor trustee (incorporated by reference to Exhibit 4.56 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.11 Registration Rights Agreement, dated July 6, 2007, among Buck Acquisition Corp., Dollar General Corporation, the guarantors named therein and the initial purchasers named therein (incorporated by reference to Exhibit 4.10 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.12 Registration Rights Agreement, dated July 6, 2007, among Buck Holdings, L.P., Buck Holdings, LLC, Dollar General Corporation and Shareholders named therein (incorporated by reference to Exhibit 4.18 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.13 Credit Agreement, dated as of July 6, 2007, among Dollar General Corporation, as Borrower, Citicorp North America, Inc., as Administrative Agent, and the other lending institutions from time to time party thereto (incorporated by reference to Exhibit 4.2 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.14 Guarantee to the Credit Agreement, dated as of July 6, 2007, among certain domestic subsidiaries of Dollar General Corporation, as Guarantors and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.15 Supplement No.1, dated as of September 11, 2007, to the Guarantee to the Credit Agreement, between DC Financial, LLC, as New Guarantor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.23 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.16 Supplement No. 2, dated as of December 31, 2007, to the Guarantee to the Credit Agreement, between Retail Risk Solutions, LLC, as New Guarantor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.34 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.17 Supplement No. 3, dated as of March 23, 2009, to the Guarantee to the Credit Agreement, between the New Guarantors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.30 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))

4.18 Supplement No. 4, dated as of March 25, 2010, to the Guarantee to the Credit Agreement, between the New Guarantors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.33 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.19 Supplement No. 5 to the Guarantee to the Credit Agreement, dated as of August 30, 2010, by and between Retail Property Investments, LLC and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.57 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

10-K

4.20	Security Agreement, dated as of July 6, 2007, among Dollar General Corporation and certain domestic subsidiaries of Dollar General Corporation, as Grantors, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.4 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))
4.21	Supplement No.1, dated as of September 11, 2007, to the Security Agreement, between DC Financial, LLC, as New Grantor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.25 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))
4.22	Supplement No. 2, dated as of December 31, 2007, to the Security Agreement, between Retail Risk Solutions, LLC, as New Grantor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.35 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))
4.23	Supplement No. 3, dated as of March 23, 2009, to the Security Agreement, between the New Grantors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.34 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))
4.24	Supplement No. 4, dated as of March 25, 2010, to the Security Agreement, between the New Grantors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.38 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))
4.25	Supplement No. 5 to the Security Agreement, dated as of August 30, 2010, between Retail Property Investments, LLC and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.58 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))
4.26	Pledge Agreement, dated as of July 6, 2007, among Dollar General Corporation and certain domestic subsidiaries of Dollar General Corporation, as Pledgors, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.5 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))
4.27	Supplement No.1, dated as of September 11, 2007, to the Pledge Agreement, between DC Financial, LLC, as Additional Pledgor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.27 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))
4.28	Supplement No. 2, dated as of December 31, 2007, to the Pledge Agreement, between Retail Risk Solutions, LLC, as Additional Pledgor, and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.36 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))
4.29	Supplement No. 3, dated as of March 23, 2009, to the Pledge Agreement, between the Additional Pledgors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.38 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))
4.30	Supplement No. 4, dated as of March 25, 2010, to the Pledge Agreement, between the Additional Pledgors referenced therein and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.43 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.31 Supplement No. 5 to the Pledge Agreement, dated as of August 30, 2010, between Retail Property Investments, LLC and Citicorp North America, Inc., as Collateral Agent (incorporated by reference to Exhibit 4.59 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.32 ABL Credit Agreement, dated as of July 6, 2007, among Dollar General Corporation, as Parent Borrower, certain domestic subsidiaries of Dollar General Corporation, as Subsidiary Borrowers, The CIT Group/Business Credit Inc., as ABL Administrative Agent, and the other lending institutions from time to time party thereto (incorporated by reference to Exhibit 4.6 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.33 Appointment of Successor Agent and Amendment No. 1 to the ABL Credit Agreement entered into as of July 31, 2009, by and among The CIT Group/Business Credit, Inc., Wells Fargo Retail Finance, LLC, Dollar General Corporation and the Subsidiary Borrowers and the Lenders signatory thereto (incorporated by reference to Exhibit 99 to Dollar General Corporation's Current Report on Form 8-K dated July 31, 2009, filed with the SEC on August 4, 2009 (file no. 001-11421))

4.34 Guarantee, dated as of September 11, 2007, to the ABL Credit Agreement, between DC Financial, LLC and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.29 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.35 Supplement No. 1, dated as of December 31, 2007, to the Guarantee to the ABL Credit Agreement, between Retail Risk Solutions, LLC, as New Guarantor, and The CIT Group/ Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.37 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.36 Supplement No. 2, dated as of March 23, 2009, to the Guarantee to the ABL Credit Agreement, between the New Guarantors referenced therein and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.42 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))

4.37 Supplement No. 3, dated as of March 30, 2010, to the Guarantee to the ABL Credit Agreement, between the New Guarantors referenced therein and Wells Fargo Retail Finance, LLC, as ABL Collateral Agent (incorporated by reference to Exhibit 4.49 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.38 Supplement No. 4 to the Guarantee to the ABL Credit Agreement, dated as of August 30, 2010, between Retail Property Investments, LLC and Wells Fargo Retail Finance, LLC, as Collateral Agent (incorporated by reference to Exhibit 4.60 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.39 ABL Security Agreement, dated as of July 6, 2007, among Dollar General Corporation, as Parent Borrower, certain domestic subsidiaries of Dollar General Corporation, as Subsidiary Borrowers, collectively the Grantors, and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.7 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2007, filed with the SEC on July 12, 2007 (file no. 001-11421))

4.40 Supplement No. 1, dated as of September 11, 2007, to the ABL Security Agreement, between DC Financial, LLC, as New Grantor, and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.31 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

10-K

4.41 Supplement No. 2, dated as of December 31, 2007, to the ABL Security Agreement, between Retail Risk Solutions, LLC, as New Grantor, and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.38 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

4.42 Supplement No. 3, dated as of March 23, 2009, to the ABL Security Agreement, between the New Grantors referenced therein and The CIT Group/Business Credit Inc., as ABL Collateral Agent (incorporated by reference to Exhibit 4.46 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-158281))

4.43 Supplement No. 4, dated as of March 30, 2010, to the ABL Security Agreement, between the New Grantors referenced therein and Wells Fargo Retail Finance, LLC, as ABL Collateral Agent (incorporated by reference to Exhibit 4.54 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

4.44 Supplement No. 5 to the Security Agreement to the ABL Credit Agreement, dated as of August 30, 2010, between Retail Property Investments, LLC and Wells Fargo Retail Finance, LLC, as Collateral Agent (incorporated by reference to Exhibit 4.61 to Dollar General Corporation's Registration Statement on Form S-3 (file no. 333-165799))

10.1 Amended and Restated 2007 Stock Incentive Plan for Key Employees of Dollar General Corporation and its affiliates (as approved by shareholders on October 23, 2009) ((incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))*

10.2 Form of Stock Option Agreement between Dollar General Corporation and certain officers of Dollar General Corporation granting stock options pursuant to the 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.3 Form of Option Rollover Agreement between Dollar General Corporation and certain officers of Dollar General Corporation (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.4 Form of Stock Option Agreement, adopted on May 24, 2011, for Stock Option Grants to Certain Newly Hired and Promoted Employees under the Amended and Restated 2007 Stock Incentive Plan for Key Employees of Dollar General Corporation and its Affiliates (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Form 10-Q for the fiscal quarter ended April 29, 2011, filed with the SEC on June 1, 2011 (file no. 001-11421))*

10.4 Waiver of Certain Limitations Pertaining to Options Previously Granted under the Amended and Restated 2007 Stock Incentive Plan, effective August 26, 2010 (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2010, filed with the SEC on August 31, 2010 (file no. 001-11421))*

10.5 Form of Management Stockholder's Agreement among Dollar General Corporation, Buck Holdings, L.P. and certain officers of Dollar General Corporation (incorporated by reference to Exhibit 10.4 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.6 Amendment to Management Stockholder's Agreement among Dollar General Corporation, Buck Holdings, L.P. and key employees of Dollar General Corporation (July 2007 grant group) (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 30, 2009, filed with the SEC on December 12, 2009 (file no. 001-11421))*

10.7 Amendment to Management Stockholder's Agreement among Dollar General Corporation, Buck Holdings, L.P. and key employees of Dollar General Corporation (post-July 2007 grant group) (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 30, 2009, filed with the SEC on December 12, 2009 (file no. 001-11421))*

10.8 Second Amendment to Management Stockholder's Agreements, effective June 3, 2010 (incorporated by reference to Exhibit 10.4 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, filed with the SEC on June 8, 2010 (file no. 001-11421))*

10.9 Form of Director Restricted Stock Unit Award Agreement in connection with restricted stock unit grants made to outside directors prior to May 24, 2011 pursuant to the Company's Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))

10.10 Form of Restricted Stock Unit Award Agreement, adopted on May 24, 2011, for Grants to Non-Employee Directors under the Amended and Restated 2007 Stock Incentive Plan for Key Employees of Dollar General Corporation and its Affiliates (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Form 10-Q for the fiscal quarter ended April 29, 2011, filed with the SEC on June 1, 2011 (file no. 001-11421))

10.11 Form of Director Stock Option Agreement in connection with option grants made to outside directors pursuant to the Company's Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))

10.12 1998 Stock Incentive Plan (As Amended and Restated effective as of May 31, 2006) (incorporated by reference to Exhibit 99 to Dollar General Corporation's Current Report on Form 8-K dated May 31, 2006, filed with the SEC on June 2, 2006 (file no. 001-11421))*

10.13 Amendment to Dollar General Corporation 1998 Stock Incentive Plan, effective November 28, 2006 (incorporated by reference to Exhibit 10.8 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2007, filed with the SEC on March 29, 2007 (file no. 001-11421))*

10.14 Amendment to Dollar General Corporation 1998 Stock Incentive Plan, effective August 26, 2010 (incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2010, filed with the SEC on August 31, 2010 (file no. 001-11421))*

10.15 Form of Stock Option Grant Notice in connection with option grants made pursuant to the 1998 Stock Incentive Plan (incorporated by reference to Dollar General Corporation's Quarterly Report on Form 10-Q for the quarter ended July 29, 2005, filed with the SEC on August 25, 2005 (file no. 001-11421))*

10.16 Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007) (incorporated by reference to Exhibit 10.10 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.17 First Amendment to the Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007) (incorporated by reference to Exhibit 10.11 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.18 Second Amendment to the Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007), dated as of June 3, 2008 (incorporated by reference to Exhibit 10.6 to Dollar General Corporation's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008, filed with the SEC on September 3, 2008 (file no. 001-11421))*

10.19 Amended and Restated Dollar General Corporation Annual Incentive Plan (incorporated by reference to Exhibit 10.14 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))*

10.20 Dollar General Corporation 2011 Teamshare Bonus Program for Named Executive Officers (incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2011, filed with the SEC on June 1, 2011 (file no. 001-11421))*

10.21 Summary of Dollar General Corporation Life Insurance Program as Applicable to Executive Officers (incorporated by reference to Exhibit 10.19 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2007, filed with the SEC on March 29, 2007) (file no. 001-11421))*

10.22 Dollar General Corporation Domestic Relocation Policy for Officers (incorporated by reference to Exhibit 10.21 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.23 Summary of Non-Employee Director Compensation effective February 4, 2012

10.24 Amended and Restated Employment Agreement effective April 23, 2010, by and between Dollar General Corporation and Richard Dreiling (incorporated by reference to Exhibit 99.1 to Dollar General Corporation's Current Report on Form 8-K dated April 23, 2010, filed with the SEC on April 27, 2010 (file no. 001-11421))*

10.25 Stock Option Agreement, dated as of January 21, 2008, between Dollar General Corporation and Richard Dreiling (incorporated by reference to Exhibit 10.29 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.26 Stock Option Agreement dated April 23, 2010, by and between Dollar General Corporation and Richard Dreiling (incorporated by reference to Exhibit 99.2 to Dollar General Corporation's Current Report on Form 8-K dated April 23, 2010, filed with the SEC on April 27, 2010 (file no. 001-11421))*

10.27 Restricted Stock Award Agreement, effective as of January 21, 2008, between Dollar General Corporation and Richard Dreiling (incorporated by reference to Exhibit 10.32 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.28 Management Stockholder's Agreement, dated as of January 21, 2008, among Dollar General Corporation, Buck Holdings, L.P. and Richard Dreiling (incorporated by reference to Exhibit 10.30 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.29 Employment Agreement effective April 1, 2009, by and between Dollar General Corporation and David M. Tehle (incorporated by reference to Exhibit 99.1 to Dollar General Corporation's Current Report on Form 8-K dated March 30, 2009, filed with the SEC on April 3, 2009 (file no. 001-11421))*

10.30 Employment Agreement effective April 1, 2009, by and between Dollar General Corporation and Kathleen R. Guion (incorporated by reference to Exhibit 99.2 to Dollar General Corporation's Current Report on Form 8-K dated March 30, 2009, filed with the SEC on April 3, 2009 (file no. 001-11421))*

10.31 Employment Agreement, effective December 1, 2011, by and between Dollar General Corporation and Todd J. Vasos (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2011, filed with the SEC on December 5, 2011 (file no. 001-11421))*

10.32 Stock Option Agreement, dated December 19, 2008, between Dollar General Corporation and Todd Vasos (incorporated by reference to Exhibit 10.36 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2010, filed with the SEC on March 24, 2009 (file no. 001-11421))*

10.33 Management Stockholder's Agreement, dated December 19, 2008, among Dollar General Corporation, Buck Holdings, L.P., and Todd Vasos (incorporated by reference to Exhibit 10.37 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2010, filed with the SEC on March 24, 2009 (file no. 001-11421))*

10.34 Employment Agreement, effective March 24, 2010, by and between Dollar General Corporation and John Flanigan (incorporated by reference to Exhibit 10.33 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.35 Stock Option Agreement, dated as of August 28, 2008, by and between Dollar General Corporation and John Flanigan (incorporated by reference to Exhibit 10.34 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.36 Stock Option Agreement, dated as of May 28, 2009, by and between Dollar General Corporation and John Flanigan (incorporated by reference to Exhibit 10.35 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.37 Stock Option Agreement, dated as of March 24, 2010, by and between Dollar General Corporation and John Flanigan (incorporated by reference to Exhibit 10.36 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.38 Subscription Agreement entered into as of March 24, 2010, by and between Dollar General Corporation and John Flanigan (incorporated by reference to Exhibit 10.37 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.39 Management Stockholder's Agreement, dated as of August 28, 2008, by and between Dollar General Corporation, Buck Holdings, L.P., and John Flanigan (incorporated by reference to Exhibit 10.38 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.40 Employment Agreement, effective March 24, 2010, by and between Dollar General Corporation and Robert Ravener (incorporated by reference to Exhibit 10.39 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.41 Stock Option Agreement, dated as of August 28, 2008, by and between Dollar General Corporation and Robert Ravener (incorporated by reference to Exhibit 10.40 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.42 Stock Option Agreement, dated as of December 19, 2008, by and between Dollar General Corporation and Robert Ravener (incorporated by reference to Exhibit 10.41 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.43 Stock Option Agreement, dated as of March 24, 2010, by and between Dollar General Corporation and Robert Ravener (incorporated by reference to Exhibit 10.42 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.44 Subscription Agreement entered into as of December 19, 2008 by and between Dollar General Corporation and Robert Ravener (incorporated by reference to Exhibit 10.43 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.45 Management Stockholder's Agreement entered into as of August 28, 2008 among Dollar General Corporation, Buck Holdings, L.P., and Robert Ravener (incorporated by reference to Exhibit 10.44 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, filed with the SEC on March 22, 2011 (file no. 001-11421))*

10.46 Employment Agreement, effective April 1, 2009, by and between Dollar General Corporation and Susan S. Lanigan*

10.47 Retirement Agreement, dated as of July 20, 2011, by and between Kathleen Guion and Dollar General Corporation (incorporated by reference to Exhibit 99 to Dollar General Corporation's Form 8-K dated July 20, 2011 (file no. 001-11421))*

10.48 Share Repurchase Agreement dated as of December 4, 2011 by and among Buck Holdings, L.P. and Dollar General Corporation (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2011, filed with the SEC on December 5, 2011 (file no. 001-11421))

10.49 Indemnification Agreement, dated July 6, 2007, among Buck Holdings, L.P., Dollar General Corporation, Kohlberg Kravis Roberts & Co L.P., and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.26 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))

10.50 Indemnification Priority and Information Sharing Agreement, dated as of June 30, 2009, among Kohlberg Kravis Roberts & Co. L.P., the funds named therein and Dollar General Corporation (incorporated by reference to Exhibit 10.42 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))

12 Calculation of Fixed Charge Ratio

21 List of Subsidiaries of Dollar General Corporation

23	Consent of Independent Registered Public Accounting Firm
24	Powers of Attorney (included as part of the signature pages hereto)
31	Certifications of CEO and CFO under Exchange Act Rule 13a-14(a)
32	Certifications of CEO and CFO under 18 U.S.C. 1350
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

* Management Contract or Compensatory Plan

Dollar General Directors & Officers

Directors

Richard W. Dreiling†
Chairman and Chief Executive Officer
Dollar General Corporation

Raj K. Agrawal (2)†
Member
Kohlberg Kravis Roberts & Co.

Warren F. Bryant (1)(2)†
Retired Chairman, President and
Chief Executive Officer
Longs Drug Stores Corporation

Michael M. Calbert (2)*†
Member
Kohlberg Kravis Roberts & Co.

Adrian Jones (2)†
Managing Director
Goldman, Sachs & Co.

William C. Rhodes, III (1)(2)†
Chairman, President and Chief Executive Officer
AutoZone, Inc.

David B. Rickard (1)*†
Retired Executive Vice President, Chief Financial Officer and Chief Administrative Officer
CVS Caremark Corporation

(1) Audit Committee
(2) Compensation, Nominating & Governance Committee
(*) Committee Chairman

Officers

Richard W. Dreiling†
Chairman and Chief Executive Officer

Executive Vice Presidents

David M. Tehle†
Chief Financial Officer

John W. Flanigan†
Global Supply Chain

Kathleen R. Guion†
Strategic Planning & Real Estate

Susan S. Lanigan†
General Counsel

Robert D. Ravener†
Chief People Officer

Gregory A. Sparks†
Store Operations

Todd J. Vasos†
Division President, Chief Merchandising Officer

Senior Vice Presidents

Gayle C. Aertker
Real Estate & Store Development

Ryan G. Boone
Chief Information Officer

Michael W. Buxton
Strategy & Merchandising Operations

Anita C. Elliott†
Controller

John W. Feray
Finance & Strategy

Lawrence J. Gatta
General Merchandise Manager,
Apparel, Home & Seasonal

James E. Kopp, Jr.
Global Strategic Sourcing

Jeffery C. Owen
Store Operations

Karen T. Sensabaugh
Store Operations

James W. Thorpe
General Merchandise Manager, Consumables

(†) Indicates person subject to the provisions of Section 16 of the Securities and Exchange Act of 1934.

Vice Presidents

Robert A. Aflatooni
Information Technology

Joseph L. Bandlow, Jr.
Transportation

Mark A. Banister
In-Store Experience

Cullen G. Barbato
Division Manager, Store Operations

Dave C. Barker
Division Manager, Store Operations

William C. Bass
Store Operations

Franck Bleicher
Country Manager, Hong Kong

Bart E. Bohlen
Division Manager, Store Operations

Steven H. Brimner
Division Manager, Store Operations

Stephen J. Brophy
Government Affairs

C. Lee Carlisle
Assistant Controller

Bill L. Clark
Human Resources

Christine L. Connolly
Corporate Secretary & Chief Compliance Officer

Timothy E. Dearman
Real Estate

Steven R. Deckard
Shrink & Loss Prevention

Thomas A. Drugan
Division Manager, Store Operations

Dave M. Fentress
Internal Audit

Mary Winn Gordon
Investor Relations & Public Relations

Stephen P. Jacobson
Division Merchandise Manager, Seasonal,
Toys, Auto & Sundries

Michael J. Kindy
Distribution Centers

Clayton E. Klutts
Financial Planning & Analysis

Stephen B. Krumholz
Real Estate

Maurice A. Laliberte
Lease Administration

Lawrence P. LeBlanc
Talent Management & Rewards

Cynthia A. Long
Division Merchandise Manager, Apparel

Stephen A. McCormick
Distribution Centers

Richard D. McRae, III
Retail Market Planning

James L. Miller
Tax

Timothy G. Money
Forecasting & Inventory Planning

Daniel J. Nieser
Construction

Gerald W. Reinhardt
Division Merchandise Manager, Home

Jeffrey R. Rice
Human Resources

Wade L. Smith
Treasurer

Robert R. Stephenson
Assistant General Counsel,
General Business & Assistant Secretary

David L. Stewart
Marketing

Ronnie M. Tacker
Division Manager, Dollar General Markets

Emily C. Taylor
Pricing & Data Management

Rhonda M. Taylor
Assistant General Counsel

Vince R. Volz
Division Manager, Store Operations

Roderick J. West
Process Improvement

Bryan D. Wheeler
Division Merchandise Manager,
Non-Food Consumables

Michael J. Wilkins
Division Merchandise Manager,
Food, Pet & Perishables

10,000 doors opened and counting



DOLLAR GENERAL

Employees at the Store Support Center celebrate the opening of Dollar General's 10,000th store. Located in Merced, California, the new store gives the Company a coast-to-coast presence for the first time in history.

Corporate Information

Annual Meeting

Dollar General Corporation's annual meeting of shareholders is scheduled for 9:00 a.m. CT on Friday, June 1, 2012, at:

Goodlettsville City Hall Auditorium
105 South Main Street
Goodlettsville, Tennessee 37072

Shareholders of record as of March 23, 2012 are entitled to vote at the meeting.

Form 10-K; SEC Certifications

A copy of the Form 10-K filed by the Company with the Securities and Exchange Commission (the "SEC") for the fiscal year ended February 3, 2012, which includes as exhibits the Chief Executive Officer and Chief Financial Officer Certifications required to be filed with the SEC pursuant to Section 302 of the Sarbanes-Oxley Act, is available on our website at www.dollargeneral.com in the Investor Information section or on the SEC's website. A printed copy of the Form 10-K, and a list of all its exhibits, will be supplied without charge to any shareholder upon written request. Exhibits to that Form 10-K are available for a reasonable fee. For a printed copy of the Form 10-K, please contact:

Dollar General Corporation
Investor Relations
100 Mission Ridge
Goodlettsville, Tennessee 37072
(615) 855-4000

Transfer Agent

Wells Fargo Bank, N.A.
Shareowner Services
PO Box 64854
St. Paul, MN 55164-0854
www.shareowneronline.com

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the transfer agent at the address or website noted above or by calling (800) 468-9716.

Direct Stock Purchase Plan

Wells Fargo Shareowner Services sponsors and administers a direct purchase plan for the shares of Dollar General Corporation. Information on the plan, a copy of the prospectus and enrollment forms are located at www.shareowneronline.com, or you may contact our transfer agent by calling (866) 927-3314 or at our transfer agent's mailing address above.

NYSE: DG

The common stock of Dollar General Corporation is traded on the New York Stock Exchange under the trading symbol "DG." The number of shareholders of record as of March 23, 2012 was 1,172.

Independent Registered Public Accounting Firm

Ernst & Young LLP
Nashville, Tennessee

Stock Performance Graph

The following graph shows a comparison of cumulative total shareholder returns since the date of our initial public offering for our common stock, the S&P 500 Index and the S&P 500 Retailing Index. The comparison assumes that $100 was invested in Dollar General common stock and each of the indices as of the close of market on November 13, 2009, the date of our initial public offering, and that dividends were reinvested.

Comparison Of Cumulative Total Return
Among Dollar General,
the S&P 500 Index and the S&P 500 Retailing Index



$190
180
170
160
150
140
130
120
110
100
90
11/13/09
1/29/10
1/28/11
2/3/12
Dollar General
S&P 500
S&P 500 Retailing

	1/29/10	1/28/11	2/3/12
Dollar General	103.34	124.95	184.51
S&P 500	98.70	120.60	125.69
S&P 500 Retailing	98.23	125.35	142.80


See you
next time.

Dollar General Corporation

Store Support Center
100 Mission Ridge
Goodlettsville, Tennessee 37072

Telephone: (615) 855-4000
Website: www.dollargeneral.com